Exhibit 99.1

BBV VIETNAM S.E.A. ACQUISITION CORP.
61 Hue Lane
Hai Ba Trung District
Hanoi, Vietnam

PROXY STATEMENT

To the Stockholders of BBV Vietnam S.E.A. Acquisition Corp.:

You are cordially invited to attend the Special Meeting of Stockholders of BBV Vietnam S.E.A. Acquisition Corp. (the “Company”, “BBV”, “we”, “us” or “our”) at 10:00 a.m. Eastern time on  April 14, 2010 at the offices of Ellenoff Grossman & Schole LLP, 150 East 42nd Street, 11th Floor, New York, New York, 10017.

At the Special Meeting of Company stockholders, Company stockholders will be asked to consider and vote on the following proposals:

(i)            to approve the merger of Pharmanite, Inc. (“Pharmanite”), a recently-formed Delaware corporation and wholly-owned subsidiary of Migami, Inc., a Nevada corporation (“Migami”), with BBV Sub, Inc., a recently-formed Delaware corporation and wholly-owned subsidiary of the Company (“BBV Sub”), with Pharmanite surviving as a wholly-owned subsidiary of the Company, as a result of which Migami will transfer all of the outstanding capital stock of Pharmanite to the Company in exchange for 9,706,250 newly issued shares of the Company’s common stock (the “Transaction”), pursuant to the terms of a Merger Agreement and Plan of Reorganization, dated February 27, 2010, by and among the Company, BBV Sub, Migami and Pharmanite (the “Merger Agreement”), and the transactions contemplated thereby (the “Merger Proposal”);

(ii)           to approve an amendment to the Company’s amended and restated articles of incorporation to change the name of the Company to “Pharmanite Holdings, Inc.” (the “Name Change Proposal”);

(iii)          to approve an amendment to the Company’s amended and restated articles of incorporation to increase the authorized capital of the Company from 51,000,000 shares, consisting of 50,000,000 shares of common stock, par value $0.0001 per share (the “Common Stock”), and 1,000,000 shares of preferred stock, par value $0.0001 per share (the “Preferred Stock”), to 101,000,000 shares, consisting of 100,000,000 shares of Common Stock and 1,000,000 shares of Preferred Stock (the “Increase in Authorized Proposal”); and

(iv)          to approve separately certain amendments to the Company’s amended and restated articles of incorporation to eliminate certain special purpose acquisition company provisions therein (collectively, the “Elimination Proposals”).

Each of these proposals is more fully described in the accompanying proxy statement.

Enclosed please find notices of the Special Meeting and a proxy statement containing detailed information concerning the Merger Agreement and the transactions contemplated thereby, and the proposed amendments to the amended and restated articles of incorporation. Whether or not you plan to attend the Special Meeting, we urge you to read this material carefully.

After careful consideration, the board of directors of the Company recommends that stockholders vote or give instruction to vote “FOR” the approval of the Merger Proposal and the other proposals to be presented at the Special Meeting of Stockholders.

Please be aware that if the Merger Proposal is approved and the Transaction is completed, each holder of shares purchased in the Company’s initial public offering or in the aftermarket who votes such shares “AGAINST” the Transaction may, in connection with casting such vote, elect to redeem those shares for cash.

Your vote is important. Whether or not you plan to attend the Special Meeting of Stockholders, please sign, date and return the enclosed proxy card as soon as possible in the envelope provided. A signed proxy card that is returned without an indication of how to vote on a particular matter will be voted “FOR” each such proposal presented at the Special Meeting of Stockholders.

We look forward to seeing you at the Special Meeting.

Sincerely,

/s/ Eric M. Zachs

Eric M. Zachs
President

March 29, 2010

Neither the Securities and Exchange Commission nor any state regulatory agency has approved or disapproved of the Transaction, passed upon the merits or fairness of the Transaction or passed upon the adequacy or accuracy of the disclosure in the attached proxy statement. Any representation to the contrary is a criminal offense.

BBV VIETNAM S.EA. ACQUISITION CORP.
61 Hue Lane
Hai Ba Trung District
Hanoi, Vietnam

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON APRIL 14, 2010

To the Stockholders of BBV Vietnam S.E.A. Acquisition Corp.:

NOTICE IS HEREBY GIVEN that the Special Meeting of Stockholders (the “Special Meeting of Stockholders”) of BBV Vietnam S.E.A. Acquisition Corp. (the “Company”, “BBV”, “we”, “us”, “our” or similar terminology), a company organized under the laws of the Republic of the Marshall Islands, will be held at 10:00 a.m. New York time, on April 14, 2010 at the offices of Ellenoff Grossman & Schole LLP at 150 East 42nd Street, 11th Floor, New York, New York 10017. You are cordially invited to attend the Special Meeting of Stockholders, at which meeting stockholders will be asked to consider and vote upon the following proposals, which are more fully described in the accompanying proxy statement:

(1)           The Merger Proposal — to consider and vote upon a proposal to approve the merger of Pharmanite, Inc. (“Pharmanite”), a recently-formed Delaware corporation and wholly-owned subsidiary of Migami, Inc., a Nevada corporation (“Migami”), with BBV Sub, Inc., a recently-formed Delaware corporation and wholly-owned subsidiary of the Company (“BBV Sub”), with Pharmanite surviving as a wholly-owned subsidiary of the Company, as a result of which Migami will transfer all of the outstanding capital stock of Pharmanite to the Company in exchange for 9,706,250 newly issued shares of the Company’s common stock (the “Transaction”), pursuant to the terms of a Merger Agreement and Plan of Reorganization, dated February 27, 2010, by and among the Company, BBV Sub, Migami and Pharmanite (the “Merger Agreement”), and the transactions contemplated thereby, including the transfer by Migami of all of its assets and liabilities to Pharmanite immediately prior to the closing of the Transaction (“Proposal 1”or the “Merger Proposal”);

(2)           The Name Change Proposal — to consider and vote upon a proposal to adopt an amendment to the Company’s amended and restated articles of incorporation to change the Company’s corporate name to “Pharmanite Holdings, Inc.” (“Proposal 2” or the “Name Change Proposal”);

(3)           The Increase in Authorized Proposal — to consider and vote upon a proposal to adopt an amendment to the Company’s amended and restated articles of incorporation to increase the authorized capital stock of BBV from 51,000,000 shares consisting of 50,000,000 shares of common stock, par value $0.0001 per share (the “Common Stock”), and 1,000,000 shares of preferred stock, par value $0.0001 per share (the “Preferred Stock”), to 101,000,000 shares, consisting of 100,000,000 shares of Common Stock and 1,000,000 shares of Preferred Stock, with a portion of such shares being issued to the stockholders of Migami in connection with the Transaction (“Proposal 3” or the “Increase in Authorized Proposal”);

(4)           The Elimination Proposals — to consider and vote upon the following separate proposals to amend the Company’s amended and restated articles of incorporation to eliminate certain special purpose acquisition company provisions: (i) to remove the provisions related to the Company’s status as a blank check company, including, among other things, the classification of the board of directors and (ii) to make the Company’s corporate existence, which currently terminates on February 13, 2011, perpetual (collectively “Proposal 4” or the “Elimination Proposals”); and

(5)           to conduct such other business as may properly come before the Special Meeting of Stockholders or any adjournment or postponement thereof.

These proposals are described in the attached proxy statement which the Company urges you to read in its entirety before voting.

The board of directors has fixed the close of business on February 19, 2010 as the record date (the “Record Date”) for the determination of stockholders entitled to notice of and to vote at the Special Meeting of Stockholders and at any adjournment thereof. As of the Record Date, there were 5,237,684 shares of Common Stock issued and outstanding and entitled to vote at the Special Meeting of Stockholders.

Each Company stockholder as of the Record Date that holds shares of Common Stock (“IPO Shares”) issued in the Company’s initial public offering (the “IPO”) that votes against the Merger Proposal may elect that the Company redeem such stockholder’s shares into cash equal to a pro rata portion of the funds held in the Company’s trust account into which a substantial portion of the net proceeds of the IPO were deposited. These shares will be redeemed into cash only if the Transaction is consummated.

On February 8, 2010, the Company entered into definitive stock purchase agreements (the “Stock Purchase Agreements”) with certain investors (the “Investors”) pursuant to which the Investors purchased an aggregate of 3,682,689 IPO Shares (the “Extension Shares”) through independent, privately negotiated transactions with third parties, representing approximately 71% of the total IPO Shares.  The purchases occurred prior to the Company’s special meeting of stockholders held on February 12, 2010 (the “Extension Meeting”) for the purpose of voting upon a proposal to extend the date on or prior to which the Company must consummate its initial business combination from February 13, 2010 until February 13, 2011 (the “Extension Proposal”).  Stockholders of the Company approved the Extension Proposal at the Extension Meeting and stockholders representing 23.79% of the IPO Shares (or 1,231,066 IPO Shares) sought redemption of their shares into a pro rata portion of the trust account.

Pursuant to the Stock Purchase Agreements, the Company agreed to purchase the Extension Shares from the Investors using proceeds from the trust account in an amount not to exceed the per share amount then held in trust, upon certain terms and conditions.  Further, the Investors agreed to irrevocably grant each of John Park, Migami’s chief executive officer, and Eric Zachs, our President, proxies to vote the Extension Shares at the Extension Meeting and at the Special Meeting of Stockholders. As a result of the Company’s agreement with the Investors to consummate the closing of the Stock Purchase Agreements no later than April 19, 2010, the board of directors may be required to liquidate the Company in the event the Transaction is not consummated by such date if it is required to use the proceeds from the trust account to satisfy its obligations under the Stock Purchase Agreements.  In the event the Company is able to obtain funds or otherwise satisfy its obligations under the Stock Purchase Agreements from other sources, the board of directors may determine to continue the Company’s corporate existence until February 13, 2011, even if the Merger Proposal is not approved.

Under the Company’s amended and restated articles of incorporation, approval of the Merger Proposal requires: (i) the affirmative vote of a majority of the shares of the Common Stock voted at the Special Meeting of Stockholders, assuming a quorum is established; and (ii) that less than 30% of the IPO shares vote against the Merger Proposal (such percentage inclusive of stockholders representing 23.79% of the IPO Shares who already voted against the Extension Proposal and exercised their redemption rights at the Extension Meeting).  Taking into account the redemption of the 1,231,066 IPO Shares in connection with the Extension Meeting, the Investors currently own approximately 93% of the IPO Shares outstanding as of the Record Date. The Investors have given John Park and Eric Zachs proxies to vote such shares, assuming satisfaction by BBV and Migami of certain conditions.  Messrs. Park and Zachs have indicated their intention to vote such shares in favor of the Merger Proposal.  Accordingly, it is expected there will be (i) an affirmative vote of the majority of the Common Stock in favor of the Merger Proposal and (ii) less than 30% of the IPO Shares voting, in the aggregate, against the Extension Proposal and the Merger Proposal.  The affirmative vote of a majority of the shares of the Common Stock issued and outstanding as of the Record Date is required to approve the Name Change Proposal, the Increase in Authorized Proposal and each of the Elimination Proposals.

Each of the Name Change Proposal, the Increase in Authorized Proposal and the Elimination Proposals are conditioned upon the approval of the Merger Proposal, and in the event the Merger Proposal does not receive the necessary vote to approve such proposal, then the Company will not complete any of the items identified in any of the proposals. If the Merger Proposal is approved but one or more of the Name Change Proposal, the Increase in Authorized Proposal or the Elimination Proposals are not approved, we may still consummate the Transaction if the Company and Migami waive these conditions.

The Company will not transact any other business at the Special Meeting of Stockholders, except for business properly brought before the Special Meeting of Stockholders, or any adjournment or postponement thereof, by the board of directors.

The Company’s founders, initial shareholders, directors, executive officers and their affiliates presently own an aggregate of 1,293,750 shares of Common Stock which they purchased prior to the IPO, or approximately 24.7% of the outstanding shares of the Company (after giving effect to the redemption of 23.79% of the IPO Shares in connection with the Extension Meeting). They have agreed to vote all such shares in accordance with the majority of the IPO Shares with respect to the Merger Proposal. However, any shares they purchased or may purchase in the open market will be voted in favor of all of the proposals set forth herein.

If the Merger Proposal is not approved and the Company is unable to complete a business combination or similar agreement by February 13, 2011 (or April 19, 2010 as set forth above), the Company will have to commence the winding up, dissolution and liquidation of the Company, including the liquidation of the trust account and distribution of the trust proceeds, in accordance with the terms of the Company’s amended and restated articles of incorporation, the agreement with respect to the trust and the corporate law of the Republic of the Marshall Islands.

On February 13, 2008, BBV consummated its initial public offering (the “IPO”) of 4,500,000 units consisting of one share of common stock, par value $0.0001 per share (the “Common Stock”) and one warrant to purchase one share of Common Stock (the “Warrants” and collectively with the Common Stock as originally issued in the IPO, the “Units”) and the concurrent sale of 675,000 Units in connection with the exercise by the underwriters of their over-allotment option.  Ladenburg Thalmann & Co. Inc. and Chardan Capital Markets, LLC acted as joint bookrunning managers of the IPO and as the joint representatives of the underwriters of the IPO.  Ladenburg, Chardan and other underwriters and advisors of the Company may provide assistance to the Company and its directors and executive officers, and may be deemed to be participants in the solicitation of proxies.  A total of $1,449,000 of the underwriters’ discounts and commissions relating to the Company’s IPO was deferred pending stockholder approval of the Company’s initial business combination and all or a portion of such amount will be released to the underwriters upon consummation of the business combination.  If the business combination is not consummated and the Company is required to be liquidated, the underwriters will not receive any such fees. Stockholders are therefore advised that the underwriters have a financial interest in the successful outcome of the proxy solicitation.

If you return your proxy card without an indication of how you wish to vote, your shares will be voted IN FAVOR of each of the proposals and you will not be eligible to have your shares redeemed into a pro rata portion of BBV’s trust account.

In order to properly exercise your redemption rights, you must (i) vote against the Merger Proposal and demand that BBV redeem your shares for cash from the trust account no later than the close of the vote on the Merger Proposal, and (ii) tender your shares to BBV’s stock transfer agent prior to the Special Meeting of Stockholders. You may tender your stock by either delivering your stock certificate to the transfer agent or by delivering your shares electronically using the Depository Trust Company’s DWAC (Deposit Withdrawal at Custodian) system. If the Transaction is not completed, these tendered shares will not be redeemed for cash and you will continue to own your shares. If you hold the shares in street name, you will need to instruct the account executive at your bank or broker to withdraw the shares from your account in order to exercise your redemption rights. See “Special Meeting of BBV Stockholders — Redemption Rights” for more specific instructions.

We may amend or supplement the enclosed proxy statement from time to time by filing amendments or supplements as required.

YOU SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED UNDER THE HEADING “RISK FACTORS” BEGINNING ON PAGE 47 OF THE ACCOMPANYING PROXY STATEMENT BEFORE VOTING IN CONNECTION WITH THE TRANSACTION SINCE, UPON THE CLOSING OF THE TRANSACTION, THE OPERATIONS AND ASSETS OF THE COMPANY WILL LARGELY BE THOSE OF MIGAMI.

If you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following: (i) you may send another proxy card with a later date; (ii) you may notify Eric Zachs, in writing, before the Special Meeting of Stockholders that you have revoked your proxy; or (iii) you may attend the Special Meeting of Stockholders, revoke your proxy and vote in person, as indicated above.

No appraisal rights are available under the Marshall Islands Business Corporations Act, or BCA, to the stockholders of BBV in connection with the proposals. Any holder of IPO Shares who votes against the Merger Proposal may, at the same time, demand that BBV redeem his shares into a pro rata portion of the trust account.

We are soliciting the proxy on behalf of the board of directors, and we will pay all costs of preparing, assembling and mailing the proxy materials. In addition to mailing out proxy materials, the Company’s officers may solicit proxies by telephone or fax, without receiving any additional compensation for their services. We will publicly file all such written soliciting materials, including scripts and outlines used to solicit proxies by telephone, with the SEC. We have requested brokers, banks and other fiduciaries to forward proxy materials to the beneficial owners of our stock.  We have also retained the proxy soliciting firm of Advantage Proxy to solicit proxies on our behalf. If you have any questions or need assistance in voting your shares, please contact Advantage Proxy toll free at (877) 870-8565.

Your vote is important. Please sign, date and return your proxy card as soon as possible to make sure that your shares are represented at the Special Meeting of Stockholders. If you are a stockholder of record of the Common Stock, you may also cast your vote in person at the Special Meeting of Stockholders. If your shares are held in an account at a brokerage firm or bank, you must instruct your broker or bank on how to vote your shares.

The board of directors recommends that you vote or give instruction to vote “FOR” all of the proposals, all as described in the accompanying proxy statement.

This proxy statement is dated March 29, 2010 and is first being mailed to stockholders on or about March 29, 2010.

BY ORDER OF THE BOARD OF DIRECTORS,

/s/ Eric M. Zachs

Eric M. Zachs
President

March 29, 2010

PROXY STATEMENT FOR SPECIAL MEETING
OF STOCKHOLDERS OF
BBV VIETNAM S.E.A. ACQUISITION CORP.

We are pleased to announce that the board of directors of each of BBV Vietnam S.E.A. Acquisition Corp. (the “Company”, “BBV”, “we”, “us”, or “our”) and Migami, Inc., a Nevada corporation (“Migami”), has agreed to the  merger of Pharmanite, Inc. (“Pharmanite”), a recently-formed Delaware corporation and wholly-owned subsidiary of Migami, with BBV Sub, Inc., a recently-formed Delaware corporation and wholly-owned subsidiary of the Company (“BBV Sub”), with Pharmanite surviving as a wholly-owned subsidiary of the Company, as a result of which Migami will transfer all of the outstanding capital stock of Pharmanite to the Company in exchange for 9,706,250 newly issued shares of the Company’s common stock (the “Transaction”).

We are a special purpose acquisition company organized under the laws of the Republic of the Marshall Islands on August 8, 2007. We were formed for the purpose of acquiring, or acquiring control of, one or more operating businesses having their primary operations in Asia through a merger, capital stock exchange, asset acquisition, stock purchase or other similar business combination, or contractual arrangements. For more information about us, see the section entitled “Business of BBV” beginning on page 119. On February 25, 2010, we formed BBV Sub as our wholly-owned subsidiary to effectuate the merger with Pharmanite.

Migami was formed in February 1986 under the name Covington Capital Corporation and formed Pharmanite as its wholly-owned subsidiary on December 1, 2009.  Migami purchases licensing rights from U.S. and European-based pharmaceutical and cosmetics companies, sublicenses these rights to Asian pharmaceutical and cosmetics companies and distributes the pharmaceutical products in Asia and the cosmetic products worldwide. For more information about Migami, see the sections entitled “Selected Unaudited Pro Forma Financial Information,” “Business of Migami,” and “Migami’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on pages 42, 119  and 132, respectively. Also see Migami’s financial statements included herein.

Summary of the Material Terms

•
Immediately prior to the closing of the Merger Agreement, Migami and Pharmanite will enter into a Contribution Agreement, pursuant to which Migami will transfer to Pharmanite, and Pharmanite will assume, all of the assets and liabilities of Migami immediately prior to the closing of the Transaction (the “Migami Contribution”). The transferred assets will include, without limitation, Migami’s cash, accounts receivable, intellectual property, equipment and its ownership interest in all of Migami’s subsidiaries and joint ventures.  Subsequent to the Migami Contribution, Pharmanite will own all of Migami’s former assets and liabilities and Migami’s sole asset will be its ownership of 100% of the outstanding shares of common stock of Pharmanite.

•
On December 7, 2009, BBV entered into an option agreement (“Option Agreement”) with the founders of BBV (the “BBV Founders”) and Vision Fair Limited, a Hong Kong company and affiliate of Migami (“Vision Fair”). Pursuant to the Option Agreement, the BBV Founders granted Vision Fair a call option to purchase an aggregate of 293,750 shares of Common Stock (the “Option Shares”) of the 1,293,750 shares of Common Stock issued to the BBV Founders immediately prior to the IPO (the “Founder Shares”) and all of the 1,873,684 warrants purchased in a private placement by the BBV Founders in connection with the IPO (the “Founder Warrants”), and Vision Fair granted the BBV Founders a put option to require Vision Fair to purchase all of the Option Shares and Founder Warrants. Vision Fair agreed to pay $3,250,000 (the “Purchase Price”) to the BBV Founders in connection with the Option Agreement, comprised of: (i) a $100,000 deposit paid upon execution of the Option Agreement, (ii) a $3,000,000 payment to be deposited in an escrow account by December 9, 2009 and (iii) a $150,000 payment due on the earlier of the first business day following the consummation of the Transaction or February 9, 2009 (regardless of whether the Transaction is consummated). In connection with the Option Agreement, John Park executed a $250,000 promissory note in his personal capacity (the “Note”), payable to the BBV Founders in the event Vision Fair defaulted on its obligations under the Option Agreement.  On December 9, 2009, BBV and Vision Fair entered into a side letter agreement (the “Side Letter”) pursuant to which the Purchase Price was increased by $50,000 for each day after December 9, 2009 in which the $3,000,000 portion of the Purchase Price was not deposited into the escrow account. The parties are negotiating a revision to the terms of these arrangements and we will file a Foreign Report on Form 6-K with the revised terms once the terms are finalized.

On February 27, 2010, in connection with the execution of the Merger Agreement, Migami and the BBV Founders entered into a payment guarantee pursuant to which Migami unconditionally guaranteed the amounts owed by Vision Fair to the BBV Founders under the Option Agreement and the Side Letter, in an amount up to $3,500,000 (“Payment Guarantee”). The Payment Guarantee provided that the parties instruct their affiliates to enter into an amended and restated Option Agreement providing for an increase in the Purchase Price to $3,500,000 and a full general release by all parties of all claims under the Option Agreement and the Side Letter. The Payment Guarantee immediately terminates upon the parties entering into an amended and restated Option Agreement.  The parties are negotiating a revision to the terms of these arrangements and we will file a Foreign Report on Form 6-K with the revised terms once the terms are finalized.

•
At a special meeting of BBV’s stockholders held on February 12, 2010 (the “Extension Meeting”), stockholders of the Company approved a proposal to extend the time on or before which the Company must consummate its initial business combination from February 13, 2010 to February 13, 2011 (the “Extension Proposal”). Prior to the Extension Meeting, the Company entered into definitive stock purchase agreements (the “Stock Purchase Agreements”) with certain investors (“Investors”) pursuant to which the Investors purchased an aggregate of 3,682,689 IPO Shares (“Extension Shares”) from third parties prior to the Extension Meeting through independent, privately negotiated transactions.  Pursuant to the Stock Purchase Agreements, the Company agreed to purchase the Extension Shares from the Investors using proceeds from the trust account in an amount not to exceed the per share amount then held in trust, upon certain terms and conditions.  At the Extension Meeting, stockholders representing 23.79% of the common stock issued to public stockholders in connection with the IPO (the “IPO Shares”), or 1,231,066 IPO Shares, sought redemption of their shares into a pro rata portion of the trust account.  As a result of the Company’s agreement with the Investors, the board of directors may be required to liquidate the Company in the event the Transaction is not consummated by April 19, 2010 but only if it is required to use proceeds from the trust account to satisfy its obligations under the Stock Purchase Agreements.  In the event the Company is able to obtain funds or otherwise satisfy its obligations under the Stock Purchase Agreements from other sources, the board of directors may determine to continue the Company’s corporate existence until February 13, 2011, even if the Merger Proposal is not approved. Subsequent to the redemption of the 1,231,066 IPO Shares in connection with the Extension Meeting, the Investors currently own approximately 93% of the IPO Shares outstanding as of the Record Date. The Investors have given John Park and Eric Zachs proxies to vote such shares, assuming satisfaction by BBV and Migami of certain conditions.  Messrs. Park and Zachs have indicated their intention to vote such shares in favor of the Merger Proposal.  Accordingly, it is expected there will be (i) an affirmative vote of the majority of the Common Stock in favor of the Merger Proposal and (ii) less than 30% of the IPO Shares, voting, in the aggregate, against the Extension Proposal and the Merger Proposal.

•
On February 27, 2010, BBV, BBV Sub, Migami and Pharmanite entered into a Merger Agreement and Plan of Reorganization (the “Merger Agreement”) pursuant to which Pharmanite will merge with BBV, with Pharmanite surviving as a wholly-owned subsidiary of the Company, as a result of which Migami will transfer all of the outstanding capital stock of Pharmanite to the Company in exchange for 9,706,250 newly issued shares (the “Transaction Consideration”) of Common Stock (the “Transaction”). As a result of the Transaction, Pharmanite will become a wholly-owned subsidiary of BBV and Migami will own approximately 88% of the outstanding shares of BBV (or approximately 54% on a fully diluted basis), assuming 100% redemption of our IPO Shares.  The aggregate value of the Transaction Consideration is approximately $77.6 million. For additional information regarding the Merger Agreement and the Transaction Consideration, see the section entitled “The Merger Agreement” beginning on page 96.

•
At the Special Meeting of Stockholders, stockholders of BBV will be asked, among other things, to approve the Transaction and other key matters, including the renaming of BBV to “Pharmanite Holdings, Inc.” and certain other charter amendments. For more information about the Special Meeting of Stockholders, see the section entitled “Special Meeting of Stockholders” beginning on page 67.

•
As of February 19, 2010, the record date for the special meeting, the BBV Founders beneficially owned 1,293,750 shares of Common Stock, or approximately 24.7% of the outstanding shares of Common Stock (after giving effect to the redemption of 23.79% of the IPO Shares in connection with the Extension Meeting), which they purchased prior to the IPO.  The BBV Founders agreed to vote all such shares in accordance with the majority of the IPO Shares with respect to the Merger Proposal.

The Company and Migami intend to consummate the Transaction as promptly as practicable after the Special Meeting of Stockholders, provided that:

•	the Company’s stockholders have approved and adopted the Merger Proposal;

•
the Company’s stockholders have approved and adopted amendments to the Company’s amended and restated articles of incorporation to: (i) change the name of the Company to “Pharmanite Holdings, Inc.” (the “Name Change Proposal”); (ii) authorize an increase in the authorized number of shares of Common Stock, a portion of which will be issued to the stockholders of Migami in connection with the Transaction (the “Increase in Authorized Proposal”); and (iii) eliminate certain special purpose acquisition company-related provisions (collectively the “Elimination Proposals”);

•
holders of less than 30% of the IPO Shares, in the aggregate, vote against, and exercise their redemption rights in connection with, the Extension Proposal and the Merger Proposal and demand redemption of their shares into a pro rata portion of the trust account; and

•	the other conditions specified in the Merger Agreement have been satisfied or waived.

See the description of the Merger Agreement in the section entitled “The Merger Agreement” beginning on page 96. The Merger Agreement is included as Annex I to this proxy statement. We encourage you to read the Merger Agreement in its entirety. The amendments to the Company’s amended and restated articles of incorporation described above will be effected by the adoption of a Second Amended and Restated Articles of Incorporation of the Company, which is included as Annex II to this proxy statement.

The Company may proceed with the Transaction if holders of a majority in interest of the Common Stock vote in favor of the Merger Proposal and holders of less than 30% of the IPO Shares, in the aggregate, vote against, and exercise their redemption rights in connection with, the Extension Proposal and the Merger Proposal and demand redemption of their IPO Shares into a pro rata portion of the trust account.  Taking into account the redemption of the 1,231,066 IPO Shares in connection with the Extension Meeting, the Investors currently own approximately 93% of the IPO Shares outstanding as of the Record Date. The Investors have given John Park and Eric Zachs proxies to vote such shares, assuming satisfaction by BBV and Migami of certain conditions.  Messrs. Park and Zachs have indicated their intention to vote such shares in favor of the Merger Proposal.  Accordingly, it is expected there will be an affirmative vote of a majority interest of the Common Stock in favor of the Merger Proposal and that less than 30% of the IPO Shares will be voted, in the aggregate, against the Extension Proposal and the Merger Proposal.

Additionally, in order for the funds held in the trust account to be released to the Company, the Company must complete a business combination having a fair market value equal to at least 80% of the trust account balance (excluding deferred underwriting discounts and commissions) at the time of such business combination. The Company has received an opinion from an investment bank that the fair market value of Migami was equal to at least 80% of the trust account balance (excluding deferred underwriting discount and commissions) at the time of the Transaction.

Our Units, Common Stock and Warrants are quoted on the OTC Bulletin Board under the symbols “BBVUF,” “BBVVF” and “BBVWF,” respectively. On March 25, 2010, our Units, Common Stock and Warrants had a closing price of $8.50, $7.75 and $0.27, respectively. The Company intends to apply to have the Common Stock listed on the NASDAQ Global Market or the NASDAQ Capital Market as soon as it satisfies the relevant listing requirements, including a requirement to have a specified minimum number of shareholders. The Company does not expect to be eligible for listing as of the closing of the Transaction and as a result will likely continue to be listed on the OTC Bulletin Board. Following the consummation of the Transaction, the Units will be separated into their components, one share of Common Stock and one Warrant and will cease trading.

This proxy statement provides you with detailed information about the Transaction, the proposed amendments to the amended and restated articles of incorporation and the Special Meeting of Stockholders. We encourage you to carefully read this entire document and the documents incorporated by reference, including the Merger Agreement and the form of the Second Amended and Restated Articles of Incorporation, each of which are attached hereto as Annexes I and II, respectively. YOU SHOULD ALSO CAREFULLY CONSIDER THE RISK FACTORS BEGINNING ON PAGE 47.

To obtain timely delivery of requested materials, stockholders must request the information no later than five days before the date they submit their proxies or attend the Special Meeting of the Stockholders, respectively. The latest date to request the information to be received timely is April 7, 2010.

We are soliciting the enclosed proxy card (or cards) on behalf of the board of directors of BBV, and we will pay all costs of preparing, assembling and mailing the proxy materials. In addition to mailing out proxy materials, our officers may solicit proxies by telephone or fax, without receiving any additional compensation for their services. We have requested brokers, banks and other fiduciaries to forward proxy materials to the beneficial owners of our stock.  We have also retained the proxy soliciting firm of Advantage Proxy to solicit proxies on our behalf.

Neither the Securities and Exchange Commission nor any state securities commission has determined if the attached proxy statement is truthful or complete. Any representation to the contrary is a criminal offense.

General Description of the Transaction	72
Background of the Transaction	72
Interest of BBV Stockholders in the Transaction	75
Interests of BBV’s Directors and Officers and Others in the Transaction	75
BBV’s Board of Directors’ Reasons for the Approval of the Transaction	76
Potential Negative Factors	77
THE VALUATION OPINION	78
Opinion of Caris & Company	78
TAXATION	86
Republic of Marshall Islands (“Marshall Islands”) Tax Consequences	86
U.S. Federal Income Tax Consequences	86
Tax Status of the Company After the Transaction	88
Tax Consequences of the Transaction	88
Tax Consequences to U.S. Holders of Common Stock and Warrants	89
Tax Consequences to Non-U.S. Holders of Common Stock and Warrants	93
Backup Withholding and Information Reporting	93
Contact Information for BBV	94
Contact Information for Migami	94
Required Vote	94
Recommendation	95
THE MERGER AGREEMENT	96
Structure of the Transaction; Consideration to be Paid	96
Closing of the Transaction	96
Conditions to the Closing of the Transaction	96
Termination	98
Effect of Termination	99
Fees and Expenses	99
Management of the Combined Company Following the Transaction	99
Representations and Warranties of BBV and Migami in the Merger Agreement	99
Materiality and Material Adverse Effect	100
Covenants of the Parties	100
Indemnification	100
Lock Up Agreement; Tag Along	100
Trust Account Waiver	100
Access to Information	101
Public Announcements	101

Name; Headquarters	101
PROPOSAL 2 — THE NAME CHANGE PROPOSAL	102
Reasons for the Amendment	102
Required Vote	102
Recommendation	102
PROPOSAL 3 — THE INCREASE IN AUTHORIZED PROPOSAL	103
Principal Effects of the Increase in Authorized Capital	103
Capitalization	104
Required Vote	104
Recommendation	104
PROPOSAL 4 — THE ELIMINATION PROPOSALS	105
Required Vote	105
Recommendation	105
BUSINESS OF BBV	106
BBV’s OPERATING AND FINANCIAL REVIEW AND PROSPECTS	114
Operating Results	114
Liquidity and Capital Resources	114
Trend Information.	115
Off-Balance Sheet Arrangements	115
Contractual Obligations	115
MANAGEMENT OF BBV	116
BUSINESS OF MIGAMI	119
Overview	119
Corporate Structure	120
Business Strategy	122
Supply Side Partners	122
Sell Side Partners and Clients	123
Drug Delivery Systems Overview	123
Migami’s Licensed Products	124
Patents and Proprietary Rights	125
Geography	126
Manufacturing	126
Sales, Marketing and Distribution	126
Raw Materials and Suppliers	126
Competition	126
Research and Development	127

Government Regulation	127
Recent developments	130
Insurance	130
Environmental Regulation	130
Employees	130
Legal Proceedings	131
Property	130
MIGAMI’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	132
Key Financial Results Metrics	133
Factors affecting comparability	134
Critical Accounting Policies and Estimates	135
Manufacturing revenue	135
MANAGEMENT FOLLOWING THE TRANSACTION	137
Executive Compensation	138
BENEFICIAL OWNERSHIP OF BBV SECURITIES	140
BENEFICIAL OWNERSHIP FOLLOWING CONSUMMATION OF THE TRANSACTION	145
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	146
DESCRIPTION OF SECURITIES	150
General	150
Common Stock	150
Preferred Stock	150
Warrants	150
Units	150
Transfer Agent	150
PRICE RANGE OF SECURITIES AND DIVIDENDS	151
BBV	151
Migami	151
APPRAISAL RIGHTS	152
STOCKHOLDER PROPOSALS	152
WHERE YOU CAN FIND ADDITIONAL INFORMATION	152
FINANCIAL STATEMENTS	F-1

ANNEXES

Annex I	Merger Agreement and Plan of Reorganization dated February 27, 2010
Annex II	Second Amended and Restated Certificate of Incorporation of BBV
Annex III	Opinion of Caris & Company, Inc.
Annex IV	Form of Proxy Card

QUESTIONS AND ANSWERS ABOUT THE PROPOSALS

Q.          Why am I receiving this proxy statement?

A.           BBV and Migami have agreed to a business combination pursuant to the terms of the Merger Agreement that is described in this proxy statement, a copy of which is attached to this proxy statement as Annex I. You are encouraged to read the Merger Agreement in its entirety.

BBV’s stockholders are being asked to consider and vote upon a proposal to approve the Merger Agreement and the transactions contemplated thereby. Stockholders are also being asked to consider and vote upon: (i) the Name Change Proposal, (ii) the Increase in Authorized Proposal and (iii) the Elimination Proposals.

This proxy statement contains important information about the Transaction and we recommend that you review it carefully.

Q.          What is being voted on?

A.           Stockholders are being asked to vote on the following four proposals:

The Merger Proposal.  The first stockholder proposal, referred to herein as the Merger Proposal, is to approve the Transaction, which is the merger of Pharmanite with BBV Sub, with Pharmanite surviving as a wholly-owned subsidiary of BBV, pursuant to the terms of the Merger Agreement.

The Name Change Proposal. The second stockholder proposal, referred to herein as the Name Change Proposal, is to approve an amendment to BBV’s amended and restated articles of incorporation to change BBV’s corporate name to “Pharmanite Holdings, Inc.” The effectiveness of this proposal is conditioned upon approval of the Merger Proposal and will only be presented at the Special Meeting of Stockholders if the Merger Proposal is approved.

The Increase in Authorized Proposal. The third stockholder proposal, referred to herein as the Increase in Authorized Proposal, is to approve an amendment to BBV’s amended and restated articles of incorporation to increase the authorized capital stock from 51,000,000 shares, consisting of 50,000,000 shares of Common Stock and 1,000,000 shares of Preferred Stock, to 101,000,000 shares, consisting of 100,000,000 shares of Common Stock and 1,000,000 shares of Preferred Stock. The effectiveness of this proposal is conditioned upon approval of the Merger Proposal and will only be presented at the Special Meeting of Stockholders if the Merger Proposal is approved.

The Elimination Proposals. The fourth stockholder proposal, collectively referred to herein as the Elimination Proposals, is two separate proposals to approve an amendment to BBV’s amended and restated articles of incorporation to eliminate certain special purpose acquisition company provisions. The effectiveness of this proposal is conditioned upon approval of the Merger Proposal and will only be presented at the Special Meeting of Stockholders if the Merger Proposal is approved.

The amendments to the Company’s amended and restated articles of incorporation, which would be made if the Merger Proposal, the Name Change Proposal, the Increase in Authorized Proposal and the Elimination Proposals are approved, will be effected by the adoption and filing of the Second Amended and Restated Articles of Incorporation, which is included as Annex II to this proxy statement and which you are encouraged to read in its entirety.

Q.          Are the proposals conditioned on one another?

A.  Yes. The effectiveness of the Name Change Proposal, the Increase in Authorized Proposal and the Elimination Proposals are conditioned upon approval of the Merger Proposal, and will only be presented at the Special Meeting of Stockholders if the Merger Proposal is approved. In addition, the Transaction is conditioned upon the approval of the Elimination Proposals.

Q.          Why isn’t BBV required to wind up its affairs and liquidate since it did not complete a business combination prior to February 13, 2010?

A.  BBV’s amended and restated articles of incorporation provides that BBV shall wind up its affairs and liquidate if it has not completed a business combination by February 13, 2010.  However, the amended and restated articles of incorporation also provides that BBV may extend the time period within which to complete the initial business combination to 36 months (from 24 months) in certain instances if such extension is approved by a majority of the shares voted at a special meeting of stockholders and less than 30% of the IPO Shares are voted against such extension and exercise their redemption rights with respect to such shares.  BBV held the Extension Meeting on February 12, 2010 where BBV’s stockholders approved the Extension Proposal, with 23.79% of the IPO Shares (or 1,231,066 IPO Shares) voting against the Extension Proposal and seeking redemption for such shares.

Q.          What are the terms of the agreements with the Investors?

A.  On February 8, 2010, the Company entered into the Stock Purchase Agreements with the Investors pursuant to which the Investors purchased the Extension Shares through independent, privately negotiated transactions with third parties.  Pursuant to the Stock Purchase Agreements, the Company agreed to purchase the Extension Shares from the Investors on certain terms and conditions and the Investors agreed to irrevocably grant each of John Park and Eric Zachs proxies to vote the Extension Shares at the Extension Meeting and at the Special Meeting of Stockholders.

Pursuant to the Stock Purchase Agreements, the Company agreed to repurchase the Extension Shares from the Investors not later than March 15, 2010.  Migami extended such date by depositing $22,096 for each day beyond March 15, 2010 for which extension is requested. As a result of BBV’s agreement with the Investors to consummate the closing of the Stock Purchase Agreements no later than April 19, 2010, the board of directors may be required to liquidate the Company in the event the Transaction is not consummated by April 19, 2010 if it is required to use proceeds from the trust account to satisfy its obligations under the Stock Purchase Agreements. In the event BBV is able to obtain funds or otherwise satisfy its obligations under the Stock Purchase Agreements from other sources, the board of directors may determine to continue BBV’s corporate existence until February 13, 2011, even if the Merger Proposal is not approved.

In the event the Transaction is consummated, the Company will repurchase the Extension Shares from the Investors for a price equal to the aggregate purchase price paid by the Investors to acquire the Extension Shares plus an additional amount equal to 2.25% of the aggregate purchase price for each 30 day period the Extension Shares are held (prorated to reflect the actual numbers of days the Extension Shares are held).  As additional consideration, Migami paid the Investors $170,000 in cash and issued restricted shares of its common stock to the Investors (based on their pro rata purchases) in an amount which would entitle the Investors to receive 275,000 shares of Common Stock as part of the Transaction Consideration.  Additionally, (i) because the Transaction was not consummated within 30 days of the purchase of the Extension Shares, Migami will issue restricted shares of its common stock to the Investors (based on their pro rata purchases) in an amount which would entitle the Investors to receive an additional 225,000 shares of Common Stock as part of the Transaction Consideration, (ii) if the Transaction is not consummated within 60 days of the purchase of the Extension Shares, Migami will issue 6,667 restricted shares of its common stock to the Investors (based on their pro rata purchases) for each day beyond the 61st day from the date of purchase the Transaction is not consummated, to be divided pro rata among the Investors, and (iii) cash in the aggregate amount of $22,096 per day for each day beyond March 15, 2010 in which the Transaction is not consummated, which amount shall be divided pro rata among the Investors (collectively, the “Fees”).

As a result of certain payment defaults pursuant to the Stock Purchase Agreements, Migami has paid cash penalties to the Investors in the amount of $100,000 and has issued restricted shares of its common stock to the Investors in an amount which would entitle the Investors to receive an additional 375,000 shares of Common Stock as part of the Transaction Consideration (collectively, the “Penalties”).

Migami expects to enter into an agreement with the Investors which will provide that in consideration for the Investors’ waiver of further defaults relating to late payments under the Stock Purchase Agreements and Escrow Agreement and their agreement to hold in escrow documents which would terminate the corporate existence of BBV and require the distribution of all funds from the trust account (the “Waiver”), Migami will: (i) deliver a number of Migami shares equivalent to 350,000 post-Transaction shares of Common Stock by March 31, 2010, (ii) pay $250,000 in cash by April 1, 2010 (as a partial interest payment under the Stock Purchase Agreements), (iii) provide by April 8, 2010 (a) a secured promissory note in an amount equal to the remaining interest due under the Stock Purchase Agreements less $250,000 and recalculated as of the date of repurchase of the Investors’ shares by BBV or a third party which shall be pre-payable without penalty, contain reasonable and customary events of default and will be mandatorily repayable out of fifty percent (50%) of all income earned by Migami, (b) a form of security agreement acceptable to the Investors and (c) file in Nevada and other jurisdictions as requested by the Investors UCC financing statements evidencing the security interest of the Investors.  If the Waiver is not entered into or if Migami does not comply with any of the foregoing conditions of the Waiver in a timely manner, the Investors may deliver the termination documents to BBV’s transfer agent and terminate BBV’s corporate existence.

In consideration for the Fees, Penalties and Waiver, and provided the Special Meeting of Stockholders occurs on or before April 19, 2010, the Investors agreed to irrevocably grant each of John Park and Eric Zachs proxies to vote the Extension Shares at the Special Meeting of Stockholders.  Additionally, each of John Park and Migami agreed to indemnify the Investors in the event the aggregate purchase price paid for the Extension Shares and the Fees are not fully paid to the Investors.

Q.          Why is BBV proposing the Transaction?

A.  BBV was formed for the purpose of acquiring, or acquiring control of, one or more operating businesses having their primary operations in Asia, through a merger, capital stock exchange, asset acquisition, stock purchase or other similar business combination, or contractual arrangements, whose fair market value is at least equal to 80% of the net assets of BBV at the time of the transaction.

BBV consummated its IPO on February 13, 2008, raising net proceeds of approximately $41,400,000 (which includes the proceeds of the private placement of the Founder Warrants), which was placed in a trust account immediately following the IPO and, in accordance with BBV’s amended and restated articles of incorporation, will be released upon the consummation of a business combination. As of March 26, 2010, after payments of approximately $9.8 million to stockholders who exercised their redemption rights in connection with the Extension Meeting, approximately $31.6 million was held on deposit in the trust account.

No cash consideration is being paid in connection with the Transaction. BBV intends to use the funds held in the trust account to pay: (i) transaction fees and expenses, tax obligations, deferred underwriting discounts and commissions, (ii) the Investors who purchased IPO Shares in connection with the Extension Meeting and (iii) stockholders who properly exercise their redemption rights and the balance, if any, for general corporate purposes following the consummation of the Transaction. Although the deferred underwriting discounts and commissions payable is subject to negotiation between the parties, BBV estimates that subsequent to the consummation of the Transaction, there will not be any funds remaining in the trust account.

Q.          What is Migami?

A. Migami purchases licensing rights from U.S. and European based pharmaceutical and cosmetics companies, sublicenses these rights to Asian pharmaceutical and cosmetics companies and distributes the pharmaceutical products in Asia and the cosmetic products worldwide. As a result, BBV believes the Transaction will provide BBV stockholders with an opportunity to participate in a company with significant growth potential. See the section entitled “The Merger Proposal — BBV’s Board of Directors’ Reasons for the Approval of the Transaction.”

Q.          What is Pharmanite?

A.  Migami formed Pharmanite as its wholly-owned subsidiary on December 1, 2009. Immediately prior to the closing of Merger Agreement, Migami and Pharmanite will enter into a Contribution Agreement, pursuant to which Migami will transfer to Pharmanite, and Pharmanite will assume, all of the assets and liabilities of Migami immediately prior to the closing of the Transaction (the “Migami Contribution”). The transferred assets will include, without limitation, Migami’s cash, accounts receivable, intellectual property, equipment and its ownership interest in all of Migami’s subsidiaries and joint ventures.  Subsequent to the Migami Contribution, Pharmanite will own all of Migami’s former assets and liabilities and Migami’s sole asset will be its ownership of 100% of the outstanding shares of common stock of Pharmanite.

Q.          What other agreements (other than the Merger Agreement) were entered into between BBV, Migami and their respective affiliates?

A.  On December 7, 2009, BBV entered into the Option Agreement with the BBV Founders and Vision Fair. Pursuant to the Option Agreement, the BBV Founders granted Vision Fair a call option to purchase an aggregate of 293,750 Founder Shares (the “Option Shares”) and all of the Founder Warrants, and Vision Fair granted the BBV Founders a put option to require Vision Fair to purchase all of the Option Shares and Founder Warrants.  Vision Fair agreed to pay $3,250,000 to the BBV Founders in connection with the Option Agreement.  In connection with the Option Agreement, John Park, Migami’s chief executive officer, executed a $250,000 promissory note in his personal capacity payable to the BBV Founders in the event Vision Fair defaulted on its obligations under the Option Agreement.  On December 9, 2009, BBV and Vision Fair entered into the Side Letter pursuant to which the Purchase Price was increased by $50,000 for each day after December 9, 2009 in which the $3,000,000 portion of the Purchase Price was not deposited into the escrow account.

On February 27, 2010, in connection with the execution of the Merger Agreement, Migami and the BBV Founders entered into a Payment Guarantee pursuant to which Migami unconditionally guaranteed the amounts owed by Vision Fair to the BBV Founders under the Option Agreement and the Side Letter, in an amount up to $3,500,000.  The Payment Guarantee provided that the parties instruct their affiliates to enter into an amended and restated Option Agreement providing for an increase in the Purchase Price to $3,500,000 and a full general release by all parties of all claims under the Option Agreement and the Side Letter.  The Payment Guarantee immediately terminates upon the parties entering into an amended and restated Option Agreement.

The parties are negotiating a revision to the terms of these arrangements and we will file a Foreign Report on Form 6-K with the revised terms once the terms are finalized.

Q.          Do BBV stockholders have redemption rights?

A.  Yes. Any holder of IPO Shares who votes those shares against the business combination and properly demands redemption of its IPO Shares will be entitled to redeem their IPO Shares for cash if the Merger Proposal is approved and the Transaction is completed.  The per-share redemption price will equal the amount in BBV’s trust account, inclusive of any interest not otherwise payable to the Company, as of two business days before the consummation of the business combination, less taxes payable, divided by the number of outstanding IPO Shares, which, as of March 29, 2010, was approximately $8.00 per share.  If the business combination is not approved and completed, then no redemption rights will be available.

Q.          If I have redemption rights, how do I properly demand redemption of my IPO Shares?

A.           To properly demand redemption of your IPO Shares, you must:

(1)           vote your IPO Shares, in person or by proxy, “AGAINST” the business combination;

(2)           affirmatively request redemption of your IPO Shares by marking the appropriate box on your proxy card, voting information card, or ballot; and

(3)           deliver, or instruct your bank or broker to deliver, your IPO Shares to BBV’s transfer agent before the Special Meeting of Stockholders.

Stockholders holding IPO Shares who abstain or do not vote their IPO Shares against the Merger Proposal will forfeit their right to redeem those shares if the Transaction is consummated.

Q.          Why is BBV proposing the Name Change Proposal?

A. The adoption of the Name Change Proposal is being proposed because the board of directors of BBV deems it beneficial for the combined company going forward following the Transaction to have a corporate name that properly reflects the business of the combined company.

Q.          Why is BBV proposing the Increase in Authorized Proposal?

A.  The Increase in Authorized Proposal is being proposed by the board of directors of BBV in order to increase the authorized capital of the Company for future operations. The Company’s current authorized capital is 51,000,000 shares, consisting of 50,000,000 shares of Common Stock and 1,000,000 shares of Preferred Stock. As of February 19, 2010, there were 5,237,684 issued and outstanding shares of Common Stock and 7,048,684 shares of Common Stock reserved for issuance pursuant to BBV’s warrants (the “Warrants”) issued to public securityholders as part of the units (the “Units”) consisting of one share of Common Stock and one Warrant to purchase one share of Common Stock originally issued in connection with BBV’s IPO. In connection with the Transaction, BBV will issue 9,706,250 shares of Common Stock in exchange for all of the outstanding capital stock of Pharmanite.  BBV believes the availability of additional shares will provide it with the flexibility to meet business needs as they arise, take advantage of favorable opportunities, and respond to a changing corporate environment.

Q.          Why is BBV proposing the Elimination Proposals?

A.  The adoption of the Elimination Proposals are being proposed because the board of directors of BBV deems it beneficial for the combined company going forward not to be governed by the special purpose acquisition company requirements under which BBV currently operates. Such requirements include: (i) placing offering proceeds in a trust account; (ii) requiring stockholder vote of business combinations (even if such vote is not required under applicable law); and (iii) having a set termination date for corporate existence. In addition, the board of directors deems it beneficial to have one class of directors rather than the current three classes of directors.

Q.          What is a quorum?

A.  A quorum is the number of shares of Common Stock that must be represented, in person or by proxy, for business to be transacted at the Special Meeting of Stockholders.  Abstentions and broker non-votes are counted for purposes of determining the presence of a quorum.  A majority of the total number of shares of our Common Stock outstanding and entitled to vote as of the Record Date must be represented either in person or by proxy, to transact business at the Special Meeting of Stockholders.

Q.          What vote is required to approve the Merger Proposal and the other proposals presented at the Special Meeting of Stockholders?

A.  The approval of the Merger Proposal requires (1) the affirmative vote of the majority of the shares of Common Stock voted at the Special Meeting of Stockholders, assuming a quorum is established, and (2) that less than an aggregate of 30% of the IPO Shares are voted against the Merger Proposal and the Extension Proposal and requested to be redeemed by the holders thereof.  Subsequent to the redemption of the 1,231,066 IPO Shares in connection with the Extension Meeting, the Investors currently own approximately 93% of the IPO Shares outstanding as of the Record Date. The Investors have given John Park and Eric Zachs proxies to vote such shares, assuming satisfaction by BBV and Migami of certain conditions.  Messrs. Park and Zachs have indicated their intention to vote such shares in favor of the Merger Proposal.  Accordingly, it is expected there will be an affirmative vote of a majority in interest of the Common Stock in favor of the Merger Proposal and that less than 30% of the IPO Shares will be voted, in the aggregate, against the Extension Proposal and the Merger Proposal.

The approval of the Name Change Proposal, the Increase in Authorized Proposal and each of the Elimination Proposals will each require the affirmative vote of a majority of the shares of the Common Stock issued and outstanding as of the Record Date.  Broker non-votes or abstentions will have the same effect as a vote “AGAINST” the Merger Proposal, the Name Change Proposal, the Increase in Authorized Proposal and each of the Elimination Proposals. The failure to vote on the Name Change Proposal, the Increase in Authorized Proposal, and the Elimination Proposals will have the same effect as a vote “AGAINST” those proposals.  The failure to vote on the Merger Proposal will neither be counted as “FOR” nor “AGAINST” the Merger Proposal.

Q.          What happens if I vote against the Merger Proposal?

A.  If you are a holder of IPO Shares, you have the right to vote your shares against the Merger Proposal.  You can also vote against the Merger Proposal and demand BBV redeem your shares for a pro rata portion of the trust account in which a substantial portion of the net proceeds of BBV’s IPO are held. These rights to vote against the Merger Proposal and demand redemption of the IPO Shares are sometimes referred to herein as “redemption rights”.  If the Merger Proposal is not approved and BBV does not consummate an initial business combination by February 13, 2011 (or such date as BBV may determine), BBV will liquidate and the Warrants will expire worthless.

Q:          If the Merger Proposal is not approved, will BBV pursue other possible transactions?

A. Possibly, but not likely.  The agreement with the Investors requires BBV to purchase all shares of Common Stock owned by the Investors not later than April 19, 2010, using proceeds from the trust account in an amount not to exceed the per share amount then held in trust.  In such event, BBV’s board of directors may be required to liquidate the Company in the event the Transaction is not consummated by April 19, 2010.  However, if the obligations of BBV can be satisfied without using any of the amounts in the trust account, BBV may determine to continue its corporate existence and seek another business combination or perhaps a different form of business combination with Migami and Pharmanite based on the facts and circumstances at such time.

Q.          What happens if the Transaction is not consummated or is terminated?

A.  If BBV is unable to complete the Transaction by April 19, 2010, and is required to satisfy its obligations to the Investors using proceeds from the trust account, it will dissolve and liquidate and the Warrants will expire worthless.  In the event BBV is able to obtain funds or otherwise satisfy its obligations under the Stock Purchase Agreements from other sources, BBV may determine to continue its corporate existence until February 13, 2011 and seek another business combination or perhaps a different form of business combination with Migami and Pharmanite based on the facts and circumstances at such time.

Q.          How do I exercise my redemption rights?

A.  If you are a holder of IPO Shares and wish to exercise your redemption rights, you must do all of the following:

(i)            deliver your IPO Shares to BBV’s transfer agent physically or electronically using Depository Trust Company’s DWAC (Deposit Withdrawal at Custodian) System prior to the Special Meeting of Stockholders,

(ii)           vote against the Merger Proposal, and

(iii)          demand that BBV redeem your IPO Shares into cash.

The Transaction must have been approved and consummated for stockholders to receive the redemption amount of approximately $8.00 per share of Common Stock.

Any action that does not include an affirmative vote against the Merger Proposal will prevent you from exercising your redemption rights. Your vote on any proposal other than the Merger Proposal will have no impact on your redemption rights.
 You may exercise your redemption rights either by checking the box on the included proxy card or by submitting your request in writing to Mark Zimkind of Continental Stock Transfer & Trust Company, BBV’s transfer agent, at the address listed at the end of this section.

If you: (i) initially vote for the Merger Proposal but then wish to vote against it, (ii) initially vote against the Merger Proposal and wish to exercise your redemption rights but do not check the box on the proxy card providing for the exercise of your redemption rights or do not send a written request to BBV’s transfer agent to exercise your redemption rights, or (iii) initially vote against the Merger Proposal but later wish to vote for it, you may request BBV to send you another proxy card on which you may indicate your intended vote. You may make such request by contacting BBV at the phone number or address listed at the end of this section but you must do so by April 7, 2010.

Any request for redemption, once made, may be withdrawn at any time up to the closing of the vote taken with respect to the Merger Proposal. If you delivered your shares for redemption to BBV’s transfer agent and decide prior to the closing of the vote not to elect redemption, you may request that BBV’s transfer agent return the shares to you (physically or electronically). You may make such request by contacting BBV’s transfer agent at the phone number or address listed at the end of this “Questions and Answers” section.

Any corrected or changed proxy card must be received by BBV’s corporate secretary (the “Secretary”) prior to the Special Meeting of Stockholders. No demand for redemption will be honored unless the holder’s stock certificate has been delivered (either physically or electronically) to the transfer agent prior to the Special Meeting of Stockholders.

Q.          What will Migami receive in the Transaction?

A.  At the closing of the Transaction, Migami will receive 9,706,250 shares of Common Stock (collectively, the “Transaction Consideration”). No less than twelve months subsequent to the closing of the Transaction, BBV may, but is under no obligation to, file a registration statement with the SEC covering the Transaction Consideration.

Q:          What possible adjustments might be made to the Transaction Consideration to be received by Migami?

A.  The Transaction Consideration will be adjusted if the Common Stock is reclassified, recapitalized, split-up, combined, divided or exchanged into another form or security, so that Migami would receive the same economic effect as is currently contemplated by the Merger Agreement.

Q.          Do I have appraisal rights if I object to the Transaction?

A.  No appraisal rights are available under the laws of the Republic of the Marshall Islands to stockholders of BBV in connection with the proposals. Any stockholder of BBV holding IPO Shares who votes against the Merger Proposal may, at the same time, demand that BBV redeem his shares for a pro rata portion of the trust account.  The only rights for those stockholders who wish to receive cash for their shares is to vote against the Merger Proposal and simultaneously demand redemption of their shares from the trust account.

Q.          What happens to the funds deposited in the trust account after consummation of the Transaction?

A. Assuming approval of the Merger Proposal, at the closing of the Transaction, the funds in the trust account will be released to pay (i) transaction fees and expenses, tax obligations, deferred underwriting discounts and commissions, (ii) the Investors who purchased IPO Shares in connection with the Extension Meeting, (iii) stockholders who properly exercise their redemption rights and (iv) the balance, if any, for general corporate purposes following the consummation of the Transaction. Although the deferred underwriting discounts and commissions is subject to negotiation between the parties, BBV estimates that subsequent to the consummation of the Transaction, there will not be any funds remaining in the trust account.

Q.          Since BBV’s IPO prospectus did not disclose that BBV might use funds in its trust account in order to secure stockholder approval of the Merger Proposal or that BBV may enter into a business combination with an entity whose primary operations are not in Asia, what are my legal rights?

A.  You should be aware that because BBV’s IPO prospectus did not disclose that funds in BBV’s trust account might be used, directly or indirectly, to purchase the Company’s securities in order to secure approval of BBV’s stockholders for the Merger Proposal or that BBV may enter into a business combination with an entity whose primary operations are not in Asia, each holder of IPO Shares at the time of the Transaction who purchased such shares in the IPO may bring securities law claims against BBV for rescission (under which a winning claimant has the right to receive the total amount paid for his or her securities pursuant to an allegedly deficient prospectus, plus interest and less any income earned on the securities, in exchange for surrender of the securities) or damages (compensation for loss on an investment caused by alleged material misrepresentations or omissions in the sale of a security). Such claims may entitle stockholders asserting them to up to $8.00 per share, based on the initial offering price of the IPO Units, less any amount received from the sale of the IPO Units or the shares or Warrants comprising such IPO Units, plus interest from the date of the IPO (which, in the case of holders of IPO Shares, may be more than the pro rata share of the trust account to which they are entitled on redemption or liquidation). Such claims could further diminish the amount of funds available following the Transaction for working capital and general corporate purposes. See the section entitled “Summary — Rescission Rights.”

Q.          When do you expect the Transaction to be completed?

A. It is currently anticipated the Transaction will be consummated promptly following the Special Meeting of the Stockholders. For a description of the conditions precedent to the completion of the Transaction, see the section entitled “The Merger Agreement — Conditions to the Closing of the Transaction.”

Q.          How is management of BBV voting?

A.  The BBV Founders own an aggregate of 1,293,750 shares of Common Stock, or approximately 24.7% of the outstanding shares of the Company (after giving effect to the redemption of 23.79% of the IPO Shares in connection with the Extension Meeting), which they purchased prior to the IPO. The BBV Founders have agreed to vote all of these shares in accordance with the vote of the majority of the IPO Shares with respect to the Merger Proposal.

Q.          Will I receive anything in the Transaction?

A. If you are a stockholder and the Transaction is consummated and you did not elect redemption, you will continue to hold the Common Stock you currently own. If you are a stockholder and the Transaction is consummated but you have voted your shares against the Merger Proposal and have elected redemption, and you timely deliver your stock certificate for redemption, your shares of Common Stock will be cancelled and you will receive cash equal to a pro rata portion of the trust account, which as of March 29, 2010, was equal to approximately $8.00 per share. Only stockholders who vote their shares against the Merger Proposal, have elected redemption and have properly tendered their shares for redemption will be entitled to a pro rata portion of the trust account.

Q.          What do I need to do now?

A. BBV urges you to carefully read and consider the information contained in this proxy statement, including the exhibits and annexes, and to consider how the Transaction will affect you as a stockholder of BBV.  You should then vote as soon as possible in accordance with the instructions provided in this proxy statement and on the enclosed proxy card (or cards).

Q.          How do I vote?

A. If you are a holder of record of Common Stock on the Record Date (February 19, 2010), you may vote with respect to the applicable proposals in person at the Special Meeting of Stockholders or by submitting a proxy for the Special Meeting of Stockholders. You may submit your proxy by completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage paid envelope.

If you hold your shares of Common Stock in “street name,” which means your shares are held of record by a broker, bank or nominee, you should contact your broker to ensure that votes related to the Common Stock you beneficially own are properly counted. In this regard, you must provide the record holder of your Common Stock with instructions on how to vote. If you wish to attend the the Special Meeting of Stockholders and vote in person, you must obtain a proxy from your broker, bank or nominee.

Q.          What will happen if I abstain from voting or fail to vote at the Special Meeting of Stockholders?

A.   BBV will count a properly executed proxy marked “ABSTAIN” presented at the Special Meeting of Stockholders, as present for purposes of determining whether a quorum is present.

For purposes of approval, an abstention on the Merger Proposal will have the same effect as a vote “AGAINST” the proposal, provided a quorum is present, but will not have the effect of electing a redemption of your IPO Shares into a pro rata portion of BBV’s trust account. In order for a stockholder to properly elect redemption of his or her IPO Shares, he or she must cast a vote against the Merger Proposal, make an election on the proxy card to redeem such IPO Shares and deliver his or her shares for redemption pursuant to the procedures set forth herein.  Only stockholders who vote their shares against the Merger Proposal, have elected redemption and delivered their shares will be entitled to a pro rata portion of the trust account.

An abstention from voting on the Name Change Proposal, the Increase in Authorized Proposal, or any of the Elimination Proposals will have the same effect as a vote “AGAINST” such proposals.

Q.          What will happen if I sign and return my proxy card without indicating how I wish to vote?

A.  Signed and dated proxies received by BBV without an indication of how the stockholder intends to vote on a proposal will be voted “FOR” each proposal presented to stockholders. Stockholders will not be entitled to exercise their redemption rights if such stockholders return proxy cards to BBV without an indication of how they desire to vote with respect to the Merger Proposal or, for stockholders holding their shares in street name, if such stockholders fail to provide voting instructions to their brokers.

Q.          If I am not going to attend the Special Meeting of Stockholders in person, should I return my proxy card?

A. Yes. Whether or not you plan to attend the Special Meeting of Stockholders, after carefully reading and considering the information contained in this proxy statement, please complete and sign your proxy card. Then return the enclosed proxy card in the return envelope provided herewith as soon as possible to ensure your shares are represented at the Special Meeting of Stockholders, as applicable.

Q.          If my shares of Common Stock are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?

A. No. You must instruct your broker, bank or nominee to vote your Common Stock in accordance with your instructions. You can vote by signing and returning the enclosed proxy card. If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card relating to the Special Meeting of Stockholders, but do not give instructions on how to vote your shares of Common Stock, the shares will be voted, as recommended by our board of directors, “FOR” the Merger Proposal and the other proposals presented to the stockholders.

If you do not provide instructions with your proxy or do not sign your proxy card, your bank or broker may deliver a proxy card expressly indicating that it is NOT voting your shares of Common Stock; this indication that a bank or broker is not voting your shares is referred to as a “broker non-vote.” Broker non-votes will be counted for the purpose of determining the existence of a quorum, but will have the same effect as a vote “AGAINST” each of the proposals. You should instruct your broker to vote your Common Stock in accordance with directions you provide to your broker.

Q.          May I change my vote after I have mailed my signed proxy card?

A.  Yes. Send a later-dated, signed proxy card to BBV’s Secretary at the address set forth below so that it is received by BBV’s Secretary prior to the Special Meeting of Stockholders, as applicable, or attend the Special Meeting of Stockholders in person and vote. You also may revoke your proxy by sending a notice of revocation to BBV’s Secretary, which must be received prior to the Special Meeting of Stockholders, as applicable.

Q.          What should I do with my stock, warrant and Unit certificates?

A.  As soon as reasonably practicable after the effective time of the Transaction, BBV’s exchange agent will mail to each of BBV’s unitholders of record a letter of transmittal with instructions for use in surrendering the BBV Units.  BBV Units will cease to trade following the consummation of the Transaction and will automatically split into their component securities, one share of Common Stock and one Warrant.  Upon surrender of a Unit for exchange to BBV’s exchange agent, together with such letter of transmittal, duly completed and validly executed, and such other documents as may reasonably be required by the exchange agent, such unitholder will be entitled to receive in exchange therefor Common Stock and a Warrant.

BBV stockholders who vote against the Merger Proposal and exercise their redemption rights must deliver their shares to BBV’s transfer agent (either physically or electronically) as instructed by BBV or BBV’s transfer agent prior to the Special Meeting of Stockholders.

If the Merger Proposal is approved and the Transaction is consummated and you have not exercised your redemption rights, you will continue to hold your existing shares of Common Stock.

Q.          What should I do if I receive more than one set of voting materials?

A.  You may receive more than one set of voting materials, including multiple copies of this proxy statement and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your Common Stock.

Q.          Who can help answer my questions?

A.  If you have questions about the Merger Proposal or if you need additional copies of the proxy statement or the enclosed proxy card you should contact:

Eric M. Zachs
c/o Bantry Bay Ventures - Asia, LLC
40 Woodland St.
Hartford, CT 06105
Phone: (860) 727-5734
Facsimile: (860) 727-5780

You may also obtain additional information about BBV from documents filed with the Securities and Exchange Commission (“SEC”) by following the instructions in the section entitled “Where You Can Find Additional Information.”

If you intend to vote against the Merger Proposal and seek redemption of your shares, you will need to deliver your stock (either physically or electronically) to BBV’s transfer agent prior to the Special Meeting of Stockholders. If you have questions regarding the certification of your position or delivery of your stock, please contact:

Mr. Mark Zimkind
Continental Stock Transfer & Trust Company
17 Battery Place
New York, New York 10004
Tel: (212) 845-3287
Fax: (212) 845-3201

SUMMARY

This summary highlights selected information from this proxy statement and is qualified in its entirety by the more detailed information included elsewhere. Because this is a summary, it may not contain all of the information that is material or important to you. Accordingly, you should read this entire proxy statement carefully, including the section entitled “Risk Factors” beginning on page 47 of this proxy statement, the Merger Agreement, attached hereto as Annex I, the Second Amended and Restated Articles of Incorporation, attached hereto as Annex II and our reports filed with the Securities and Exchange Commission, referred to herein as the SEC, under the Securities Exchange Act of 1934, as amended, which is referred to herein as the Exchange Act, before making a decision. Please read these documents carefully as they are legal documents that govern the business combination and your rights in connection with the business combination. Please also see the section entitled “Where You Can Find Additional Information,” on page 153 of this proxy statement.

Information About the Companies

BBV Vietnam S.E.A. Acquisition Corp.

BBV Vietnam S.E.A. Acquisition Corp. is a blank check company organized under the laws of the Republic of the Marshall Islands on August 8, 2007. We were formed for the purpose of acquiring, or acquiring control of, one or more operating businesses having their primary operations in Asia through a merger, capital stock exchange, asset acquisition, stock purchase or other similar business combination, or contractual arrangements. To date, our efforts have been limited to organizational activities, our initial public offering and the search for a suitable business combination.

A registration statement for our initial public offering, or IPO, was declared effective on February 8, 2008. On February 13, 2008, we sold 5,175,000 Units in our IPO at a price of $8.00 per Unit. Each Unit consists of one share of Common Stock and one common stock purchase warrant. Each Warrant entitles the holder to purchase one share of Common Stock at an exercise price of $5.00 commencing on the later of the completion of our business combination or February 8, 2009, and expiring on February 8, 2012. We may redeem the Warrants at a price of $0.01 per warrant upon 30 days notice after the Warrants become exercisable, but only in the event the last sale price of the Common Stock is at least $10.00 per share for any 20 trading days within a 30 trading day period ending on the third business day prior to the date on which notice of redemption is given.

We received net proceeds of $41,400,000 from the IPO and the sale of the Founder Warrants, which amount is held in a trust account and will only be released to the Company upon the earlier of: (i) the consummation of a business combination; or (ii) the Company’s liquidation. As of March 26, 2010, after payments of approximately $9.8 million to stockholders who exercised their redemption rights in connection with the Extension Meeting, approximately $31.6 million was held on deposit in the trust account. No cash consideration is being paid in connection with the Transaction. BBV intends to use the funds held in the trust account to pay: (i) for transaction fees and expenses, tax obligations, deferred underwriting discounts and commissions, (ii) the Investors who purchased IPO Shares in connection with the Extension Meeting and (iii) stockholders who properly exercise their redemption rights and the balance, if any, for general corporate purposes following the consummation of the Transaction. Although the deferred underwriting discounts and commissions is subject to negotiation between the parties, BBV estimates that subsequent to the consummation of the Transaction, there will not be any funds remaining in the trust account.

At the Extension Meeting, stockholders of the Company approved the Extension Proposal. Prior to the Extension Meeting, the Company entered into definitive stock purchase agreements with the Investors pursuant to which the Investors purchased an aggregate of 3,682,689 IPO Shares, or approximately 71% of the IPO Shares, from third parties prior to the Extension Meeting through independent, privately negotiated transactions.  At the Extension Meeting, stockholders representing 23.79% of the IPO Shares (or 1,231,066 IPO Shares) sought redemption of their shares into a pro rata portion of the trust account.  Upon liquidation, the Company will promptly distribute to holders of the IPO Shares the amount in its trust account plus any remaining non-trust account funds after payment of its liabilities. In the event of BBV’s liquidation, the Warrants will expire worthless.

BBV’s Units, Common Stock and Warrants are currently listed on the OTC Bulletin Board under the symbols “BBVUF,” “BBVVF” and “BBVWF”, respectively.  The Units will cease to trade upon the consummation of the Transaction.

The mailing address of BBV’s principal executive office is 61 Hue Lane, Hai Ba Trung District, Hanoi, Vietnam and its telephone number is 84-497-64136. The Company’s registered office in the Republic of the Marshall Islands is located at the offices of Trust Company Complex, Ajeltake Island, P.O. Box 1405, Majuro, Marshall Islands MH 96960 and its agent for service of process in the United States is Eric Zachs, our President, 40 Woodland Street, Hartford, CT 06105.

BBV Sub, Inc.

BBV Sub is a Delaware corporation and a wholly-owned subsidiary of BBV. It was formed on February 25, 2010 to effectuate the merger with Pharmanite.  The mailing address of BBV Sub’s principal executive office is 40 Woodland Street, Hartford, CT 06105 and its telephone number is 860-727-5734.

Migami, Inc.

Migami, Inc. is a Nevada corporation formed in February 1986 under the name Covington Capital Corporation. Migami purchases licensing rights from U.S. and European based pharmaceutical and cosmetics companies, sublicenses these rights to Asian pharmaceutical and cosmetics companies and distributes the pharmaceutical products in Asia and the cosmetic products worldwide. The mailing address of Migami’s principal executive office is 6320 Canoga Avenue, Suite 1430, Woodland Hills, California 91367 and its telephone number is (818) 346-6300.

Pharmanite

Pharmanite is a Delaware corporation, formed by Migami as its wholly-owned subsidiary on December 1, 2009.  Immediately prior to the closing of Merger Agreement, Migami and Pharmanite will enter into a Contribution Agreement, pursuant to which Migami will transfer to Pharmanite, and Pharmanite will assume, all of the assets and liabilities of Migami immediately prior to the closing of the Transaction. The transferred assets will include, without limitation, Migami’s cash, accounts receivable, intellectual property, equipment and its ownership interest in all of Migami’s subsidiaries and joint ventures.  Subsequent to the Migami Contribution, Pharmanite will own all of Migami’s former assets and liabilities and Migami’s sole asset will be its ownership of 100% of the outstanding shares of common stock of Pharmanite. The mailing address of Pharmanite’s principal executive office is 6320 Canoga Avenue, Suite 1430, Woodland Hills, California 91367 and its telephone number is (818) 346-6300.

The Merger Proposal

Background and Transaction Consideration

On February 27, 2010, BBV, BBV Sub, Migami and Pharmanite entered into that certain Merger Agreement and Plan of Reorganization (the “Merger Agreement”) pursuant to which Pharmanite will merge with BBV Sub, with Pharmanite surviving and becoming the wholly-owned subsidiary of BBV.  As consideration for the Transaction, Migami will receive 9,706,250 shares of Common Stock.

If the stockholders of BBV approve the Merger Proposal and (i) approve the Name Change Proposal, BBV will be renamed “Pharmanite Holdings, Inc.”; (ii) approve the Increase in Authorized Proposal, BBV’s amended and restated articles of incorporation will be further amended and restated to increase the authorized capital from 51,000,000 shares to 101,000,000 shares; (iii) approve each of the Elimination Proposals, BBV’s corporate existence will be changed to become perpetual, certain special purpose acquisition company-related provisions will be eliminated and there will be one class of directors.

BBV and Migami plan to consummate the Transaction as promptly as practicable after the Special Meeting of Stockholders provided that:

•	BBV’s stockholders have approved and adopted the Merger Proposal;

•	the Company’s stockholders have approved and adopted the Name Change Proposal, the Increase in Authorized Proposal and the Elimination Proposals;

•	holders of an aggregate of 30% or more of the IPO Shares, in the aggregate, do not vote against the Extension Proposal and the Merger Proposal and demand redemption of their shares into cash; and

•	the other conditions specified in the Merger Agreement have been satisfied or waived.

See the description of the Merger Agreement in the section entitled “The Merger Agreement” beginning on page 96. The Merger Agreement is included as Annex I to this proxy statement. We encourage you to read the Merger Agreement in its entirety.

Under the terms of BBV’s amended and restated articles of incorporation, BBV may proceed with the Transaction notwithstanding that up to one share less than an aggregate of 30% of BBV’s stockholders vote against the Extension Proposal and the Merger Proposal and redeem their shares of Common Stock into cash.  At the Extension Meeting, stockholders of the Company approved the Extension Proposal. Stockholders representing 23.79% of the IPO Shares (or 1,231,066 IPO Shares) sought redemption of their shares into a pro rata portion of the trust account.  Subsequent to the redemption of the 1,231,066 IPO Shares in connection with the Extension Meeting, the Investors currently own approximately 93% of the IPO Shares outstanding as of the Record Date. The Investors have given John Park and Eric Zachs proxies to vote such shares, assuming satisfaction by BBV and Migami of certain conditions.  Messrs. Park and Zachs have indicated their intention to vote such shares in favor of the Merger Proposal.  Accordingly, it is expected there will be an affirmative vote of a majority interest of the Common Stock in favor of the Merger Proposal and that less than 30% of the IPO Shares will be voted, in the aggregate, against the Extension Proposal and the Merger Proposal.

Founder Shares and Founder Warrants

The BBV Founders presently own an aggregate of 1,293,750 shares of Common Stock, or 24.7% of the outstanding shares of Common Stock (after giving effect to the redemption of 23.79% of the IPO Shares in connection with the Extension Meeting). These stockholders have agreed to vote all of the shares acquired prior to the IPO in accordance with the vote of the majority of all other BBV stockholders voting on the Merger Proposal.  The BBV Founders beneficially hold 2,092,434 Warrants, including 1,873,684 Founder Warrants issued in connection with the IPO.

Closing of the Transaction

The closing of the Transaction will take place promptly following the satisfaction of the conditions described below under the subsection entitled “Conditions to the Closing of the Transaction” unless BBV and Migami agree to another time. The Transaction is expected to be consummated promptly after the Special Meeting of Stockholders.

Conditions to the Closing of the Transaction

The obligations of BBV and Migami to consummate the Transaction are subject to the satisfaction or waiver of the specified conditions set forth in the Merger Agreement.

Termination

The Merger Agreement may be terminated, and the transactions contemplated by the Merger Agreement may be abandoned at any time, by mutual written consent of each of Migami and BBV or by BBV or Migami individually under certain circumstances.

Effect of Termination

In the event of proper termination by either BBV or Migami, the Merger Agreement will become void and have no effect, without any liability or obligation on the part of BBV or Migami, except that nothing shall relieve any party from liability for any fraud, willful misconduct or gross negligence prior to termination of the Merger Agreement.

Fees and Expenses

All fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such expenses. Upon the consummation of the Transaction, Migami will be responsible for any unpaid expenses incurred by Migami, Pharmanite, BBV and BBV Sub incurred after January 1, 2010 in connection with the Transaction.

United States Federal Income Tax Consequences

For a description of the material U.S. federal income tax consequences of the Transaction, please see the information set forth in “Taxation – U.S. Federal Income Tax Consequences.”

Anticipated Accounting Treatment

The Transaction will be accounted for under the purchase method of accounting as a reverse acquisition in accordance with U.S. generally accepted accounting principles for accounting and financial reporting purposes. Under this method of accounting, Pharmanite, the wholly owned subsidiary of BBV, will be treated as the “acquired” company for financial reporting purposes. In accordance with guidance applicable to these circumstances, the merger will be considered to be a capital transaction in substance. Accordingly, for accounting purposes, the merger will be treated as the equivalent of Migami issuing stock for the net monetary assets of Pharmanite, accompanied by a recapitalization. The net monetary assets of Pharmanite will be stated at their fair value, essentially equivalent to historical costs, with no goodwill or other intangible assets recorded. The accumulated earnings deficit of Migami will be carried forward after the merger.  Operations prior to the merger will be those of Migami.  No step-up in basis or intangible assets or goodwill will be recorded in this transaction.  All direct costs of the Merger will be charged to operations in the period that such costs are incurred.

Appraisal Rights

No appraisal rights are available under the laws of the Republic of the Marshall Islands to the stockholders of BBV in connection with the proposals set forth in this proxy statement. Any stockholder of BBV holding IPO Shares who votes against the Merger Proposal may, at the same time, demand that BBV redeem his shares for a pro rata portion of the trust account.  The only rights for those stockholders who wish to receive cash for their shares is to properly exercise their redemption rights.

A majority of the holders of Migami’s common stock have approved the Merger Proposal by written consent, and thus have waived any appraisal rights.

Redemption Rights

Pursuant to BBV’s amended and restated articles of incorporation, a holder of IPO Shares may, if the stockholder affirmatively votes against the Merger Proposal, demand that BBV redeem such shares for cash if the Transaction is consummated. See the section entitled “Special Meeting of BBV Stockholders — Redemption Rights” for the procedures to be followed if you wish to redeem your shares for cash. If properly demanded, BBV will redeem each such IPO Share into a pro rata portion of the trust account, calculated as of two business days prior to the anticipated consummation of the Transaction. As of March 29, 2010, this would amount to approximately $8.00 per share.

If you exercise your redemption rights, you will be exchanging your IPO Shares for cash and will no longer own the shares. You will be entitled to receive cash for these shares only if (1) you vote against the Merger Proposal, (2) properly demand redemption, (3) tender your shares (either physically or electronically) to BBV’s transfer agent prior to the Special Meeting of Stockholders, (4) the Merger Proposal is approved and (5) the Transaction is consummated.

Founders Shares and Founder Warrants

In connection with the IPO, BBV entered into agreements with each of the BBV Founders pursuant to which the BBV Founders agreed to vote all Founder Shares on the Merger Proposal in accordance with the majority of the votes cast by the holders of the IPO Shares. The Founder Shares have no liquidation rights and will be worthless if no business combination is effected by BBV. In connection with the IPO, the BBV Founders placed their Founder Shares in escrow with Continental Stock Transfer & Trust Company and agreed they would not sell the Founder Shares until one year after the consummation of a business combination, subject to earlier release within such twelve month period if BBV consummates a subsequent transaction that results in all of BBV’s stockholders having the right to exchange their shares for cash, securities or other property. In connection with the IPO, BBV issued the Founder Warrants to the BBV Founders. The Founder Warrants were placed into a separate escrow account maintained by Continental Stock Transfer & Trust Company, acting as escrow agent. The Founder Warrants are not transferable during the escrow period and will not be released from escrow until 60 days after the completion of the business combination. The BBV Founders originally paid $25,000 for their Founder Shares and $1,780,000 for the Founder Warrants.

As of February 19, 2010 the record date for the BBV special meeting, the BBV Founders beneficially owned an aggregate of 1,293,750 shares of Common Stock which they purchased prior to the IPO, or approximately 24.7% of the outstanding shares of the Company (after giving effect to the redemption of 23.79% of the IPO Shares in connection with the Extension Meeting). They have agreed to vote all such shares in accordance with the majority of the IPO Shares with respect to the Merger Proposal. However, any shares they purchased or may purchase in the open market will be voted in favor of all of the proposals set forth herein.

For a more detailed description of the interests of the BBV Founders, see the section entitled “The Merger Proposal — Interests of BBV Directors and Officers and Others in the Transaction.”

Option Agreement

On December 7, 2009, BBV entered into an option agreement (“Option Agreement”) with the BBV Founders and Vision Fair. Pursuant to the Option Agreement, the BBV Founders granted Vision Fair a call option to purchase an aggregate of 293,750 Founder Shares (the “Option Shares”) and all of the Founder Warrants, and Vision Fair granted the BBV Founders a put option to require Vision Fair to purchase all of the Option Shares and Founder Warrants. Vision Fair agreed to pay $3,250,000 (the “Purchase Price”) to the BBV Founders in connection with the Option Agreement, comprised of: (i) a $100,000 deposit paid upon execution of the Option Agreement, (ii) a $3,000,000 payment to be deposited in an escrow account by December 9, 2009 and (iii) a $150,000 payment due on the earlier of the first business day following the consummation of the Transaction or February 9, 2009 (regardless of whether the Transaction is consummated). In connection with the Option Agreement, John Park, in his personal capacity, executed a $250,000 promissory note (the “Note”) payable to the BBV Founders in the event Vision Fair defaulted on its obligations under the Option Agreement.

On December 9, 2009, BBV and Vision Fair entered into a side letter agreement (the “Side Letter”) pursuant to which the Purchase Price was increased by $50,000 for each day after December 9, 2009 in which the $3,000,000 portion of the Purchase Price was not deposited into the escrow account.

On February 27, 2010, in connection with the execution of the Merger Agreement, Migami and the BBV Founders entered into a Payment Guarantee pursuant to which Migami unconditionally guaranteed the amounts owed by Vision Fair to the BBV Founders under the Option Agreement and the Side Letter, in an amount up to $3,500,000.  The Payment Guarantee provided that the parties instruct their affiliates to enter into an amended and restated Option Agreement providing for an increase in the Purchase Price to $3,500,000 and a full general release by all parties of all claims under the Option Agreement and the Side Letter.  The Payment Guarantee immediately terminates upon the parties entering into an amended and restated Option Agreement.

The parties are negotiating a revision to the terms of these arrangements and we will file a Foreign Report on Form 6-K with the revised terms once the terms are finalized.

Extension Meeting; Stock Purchase Agreement; Escrow Agreement

On February 8, 2010, the Company entered into the Stock Purchase Agreements with the Investors pursuant to which the Investors purchased the Extension Shares through independent, privately negotiated transactions with third parties.  Pursuant to the Stock Purchase Agreements, the Company agreed to repurchase the Extension Shares from the Investors not later than March 15, 2010.  Migami may extend such date by depositing $22,096 for each day beyond March 15, 2010 for which extension is requested. If the Transaction is not consummated, the Company is not obligated to pay the Investors any further fees (beyond those it has already paid) and the Investors will receive the pro rata portion of the trust account due to them in connection with the liquidation of the Company.  As a result of BBV’s agreement with the Investors to consummate the closing of the Stock Purchase Agreements no later than April 19, 2010, the board of directors may be required to liquidate the Company in the event the Transaction is not consummated by April 19, 2010 if it is required to use proceeds from the trust account to satisfy its obligations under the Stock Purchase Agreements. In the event BBV is able to obtain funds or otherwise satisfy its obligations under the Stock Purchase Agreements from other sources, the board of directors may determine to continue BBV’s corporate existence until February 13, 2011, even if the Merger Proposal is not approved.

In the event the Transaction is consummated, the Company will repurchase the Extension Shares from the Investors for a price equal to the aggregate purchase price paid by the Investors to acquire the Extension Shares plus an additional amount equal to 2.25% of the aggregate purchase price for each 30 day period the Extension Shares are held (prorated to reflect the actual numbers of days the Extension Shares are held).  As additional consideration, Migami paid the Investors $170,000 in cash and issued restricted shares of its common stock to the Investors (based on their pro rata purchases) in an amount which would entitle the Investors to receive 275,000 shares of Common Stock as part of the Transaction Consideration.  Additionally, (i) because the Transaction was not consummated within 30 days of the purchase of the Extension Shares, Migami will issue restricted shares of its common stock to the Investors (based on their pro rata purchases) in an amount which would entitle the Investors to receive an additional 225,000 shares of Common Stock as part of the Transaction Consideration, (ii) if the Transaction is not consummated within 60 days of the purchase of the Extension Shares, Migami will issue restricted shares of its common stock to the Investors (based on their pro rata purchases) in an amount which entitle the Investors to receive 6,667 shares of Common Stock as part of the Transaction Consideration, for each day beyond the 61st day from the date of purchase the Transaction is not consummated, to be divided pro rata among the Investors, and (iii) cash in the aggregate amount of $22,096 per day for each day beyond March 15, 2010 in which the Transaction is not consummated, which amount shall be divided pro rata among the Investors (collectively, the “Fees”).

As a result of certain payment defaults pursuant to the Stock Purchase Agreements, Migami has paid cash penalties to the Investors in the amount of $100,000 and has issued restricted shares of its common stock to the Investors in an amount which would entitle the Investors to receive an additional 375,000 shares of Common Stock as part of the Transaction Consideration (collectively, the “Penalties”).

Migami expects to enter into an agreement with the Investors which will provide that in consideration for the Investors’ waiver of further defaults relating to late payments under the Stock Purchase Agreements and Escrow Agreement and their agreement to hold in escrow documents which would terminate the corporate existence of BBV and require the distribution of all funds from the trust account (the “Waiver”), Migami will: (i) deliver a number of Migami shares equivalent to 350,000 post-Transaction shares of Common Stock by March 31, 2010, (ii) pay $250,000 in cash by April 1, 2010 (as a partial interest payment under the Stock Purchase Agreements), (iii) provide by April 8, 2010 (a) a secured promissory note in an amount equal to the remaining interest due under the Stock Purchase Agreements less $250,000 and recalculated as of the date of repurchase of the Investors’ shares by BBV or a third party which shall be pre-payable without penalty, contain reasonable and customary events of default and will be mandatorily repayable out of fifty percent (50%) of all income earned by Migami, (b) a form of security agreement acceptable to the Investors and (c) file in Nevada and other jurisdictions as requested by the Investors UCC financing statements evidencing the security interest of the Investors.  If the Waiver is not entered into or if Migami does not comply with any of the foregoing conditions of the Waiver in a timely manner, the Investors may deliver the termination documents to BBV’s transfer agent and terminate BBV’s corporate existence.

In consideration for the Fees, Penalties and Waiver, and provided the Special Meeting of Stockholders occurs on or before April 19, 2010, the Investors agreed to irrevocably grant each of John Park and Eric Zachs proxies to vote the Extension Shares at the Special Meeting of Stockholders.  Additionally, each of John Park and Migami agreed to indemnify the Investors in the event the aggregate purchase price paid for the Extension Shares and the Fees are not fully paid to the Investors.

On February 8, 2010, the Company, John Park, Migami and the Investors entered into an escrow agreement (the “Escrow Agreement”) which provides for the payment of certain cash deposits by Migami to the Investors, as well as for the extension of the closing to March 15, 2010 upon the satisfaction of certain conditions (such conditions having been met prior to the date of this proxy statement).  The Escrow Agreement further provides the option of extending beyond March 15, 2010, by depositing $22,096 for each day after March 15, 2010 for which extension is requested.  The Escrow Agreement has been amended such that all payments of Fees are made directly to the Investors.

At the Extension Meeting, stockholders of the Company approved the Extension Proposal. Stockholders representing 23.79% of the IPO Shares (or 1,231,066 IPO Shares) sought redemption of their shares into a pro rata portion of the trust account.  Subsequent to the redemption of the 1,231,066 IPO Shares in connection with the Extension Meeting, the Investors currently own approximately 93% of the IPO Shares outstanding as of the Record Date. The Investors have given John Park and Eric Zachs proxies to vote such shares, assuming satisfaction by BBV and Migami of certain conditions.  Messrs. Park and Zachs have indicated their intention to vote such shares in favor of the Merger Proposal.  Accordingly, it is expected there will be an affirmative vote of a majority interest of the Common Stock in favor of the Merger Proposal and that less than 30% of the IPO Shares will be voted, in the aggregate, against the Extension Proposal and the Merger Proposal.

Liquidation if No Business Combination

Upon its resulting liquidation, the holders of IPO Shares will receive an amount equal to the amount of funds in the trust account, inclusive of interest not previously released to BBV, as well as any remaining net assets outside of the trust account, at the time of the liquidation distribution, divided by the number of IPO Shares. Although both the per share liquidation price and the per share redemption price are equal to the amount in the trust account divided by the number of outstanding IPO Shares, the amount a holder of IPO Shares would receive at liquidation may be more or less than the amount such a holder would have received had it sought redemption of its shares in connection with the Transaction because: (1) there will be greater earned interest in the trust account at the time of a liquidation distribution since it would occur at a later date, and (2) BBV will incur expenses it otherwise would not incur if BBV consummates the Transaction, including, potentially, claims or reserves for claims requiring payment from the trust account by creditors who have not waived their rights against the trust account.

If BBV is unable to complete a business combination and is forced to liquidate, Messrs. Zachs and Lee, BBV’s president and chairman, respectively, have agreed they will be personally liable, on a joint and several basis, to ensure the amounts in the trust account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by BBV for services rendered or contracted for or products sold to BBV, to the extent such target businesses, vendors or entities did not execute a valid and enforceable waiver. Furthermore, there could be claims from parties other than vendors or target businesses that would not be covered by the indemnity from Messrs. Zachs and Lee, such as shareholders and other claimants who are not parties in contract with us who file a claim for damages against us. If a claim were made that resulted in Messrs. Zachs and Lee having personal liability and they refused to satisfy their obligations, we would have a fiduciary obligation to bring an action against them to enforce our indemnification rights and would accordingly bring such an action against them. However, we have not requested that either of Messrs. Zachs or Lee reserve for these indemnification obligations, and we therefore cannot assure you they will be able to satisfy those obligations if required to do so, or that the amounts in the trust account will not be reduced by such claims.  See the section entitled “Business of BBV — Liquidation If No Business Combination” for additional information.

Management of BBV Following the Business Combination

Following the consummation of the Transaction, the board of directors of BBV shall be comprised of the following individuals: John Park, Dr. Young Suh and Henry Cheung. Mr. Park shall initially serve as the Chairman of the Board of both the Company and Migami, until his resignation or removal.

Upon the consummation of the Transaction, the board of directors will appoint and designate the following persons as its officers: John Park (chief executive officer), James R. Polsen (chief financial officer), Mark A. Wisniewski (vice president of business development) and Young Gil Kwon (chief scientific officer). If, upon the consummation of the Transaction, a vacancy exists on the board of directors or in any office of the Company, such vacancy may thereafter be filled in the manner provided by the Company’s organizational documents or the law.

Certain Benefits of BBV’s Directors and Officers and Others in the Transaction

When you consider the recommendation of BBV’s board of directors in favor of approval of the Merger Proposal, you should keep in mind that BBV’s directors and officers have interests in the Transaction that are different from, or in addition to, your interests as a stockholder. These interests include, among other things:

•
If BBV does not consummate a transaction, it will automatically be dissolved and liquidated. In such event, the Founder Shares held by the BBV Founders and Vision Fair that were acquired before the IPO for an aggregate purchase price of $25,000 would be worthless because holders of the Founder Shares are not entitled to receive any of the liquidation proceeds with respect to such shares. Such shares had an aggregate market value of $10,285,312.50 based upon the closing bid price of $7.95 on the OTC Bulletin Board on the Record Date.

•
Prior to the consummation of the IPO, BBV completed a private placement of an aggregate of 1,873,684 Founder Warrants, generating gross proceeds of $1,780,000, to the BBV Founders. All of the proceeds BBV received from this private placement were placed in BBV’s trust account. If BBV liquidates, the $1,780,000 of proceeds from the sale of the Founder Warrants will become part of the amount payable to the holders of the IPO Shares and the Founder Warrants would be worthless.

•
If BBV liquidates prior to the consummation of a business combination, Eric M. Zachs and Robert H. J. Lee, BBV’s president and chairman, respectively, have agreed that they will be personally liable to pay debts and obligations to vendors and other entities are owed money by BBV for services rendered or products sold to BBV, or to any target business, to the extent such creditors bring claims that would otherwise require payment from monies in the trust account, but only if such entities did not execute a waiver (even if such waiver is subsequently found to be invalid and unenforceable). Based on BBV’s estimated debts and obligations, it is not currently expected these persons will have any exposure under this arrangement in the event of a liquidation.

Additionally, upon consummation of the Transaction and pursuant to the Underwriting Agreement entered into in connection with BBV’s initial public offering and is subject to negotiation between the parties, Ladenburg Thalmann & Co. Inc. and Chardan Capital Markets, LLC, the co-underwriters of BBV’s IPO, will be entitled to receive up to $1,449,000 of deferred underwriting discounts and commissions, based on the number of IPO Shares that are not redeemed. In addition, Chardan Capital Markets, LLC will receive a closing fee of $100,000 upon the closing of the Transaction as well as additional fees for any investors that invest in the Company.

Rescission Rights

Each holder of IPO Shares at the time of the Transaction who does not redeem his shares into cash may have securities law claims against BBV for rescission (under which a winning claimant has the right to receive the total amount paid for his or her securities pursuant to an allegedly deficient prospectus, plus interest and less any income earned on the securities, in exchange for surrender of the securities) or damages (compensation for loss on an investment caused by alleged material misrepresentations or omissions in the sale of a security) on the basis of, for example, BBV’s IPO prospectus not disclosing that BBV may enter into a business combination with a company whose primary operations are not in Asia or that funds in its trust account might be used, directly or indirectly, to purchase the Company’s securities in order to secure approval of BBV’s stockholders for the Merger Proposal.

Such claims may entitle stockholders asserting them to up to $8.00 per share, based on the initial offering price of the Units, less any amount received from the sale or fair market value of the Warrants purchased as part of the Units, plus interest from the date of BBV’s IPO (which, in the case of holders of IPO Shares, may be more than the pro rata share of the trust account to which they are entitled on redemption or liquidation).

In general, a person who purchased securities pursuant to a defective prospectus or other representation must make a claim for rescission within the applicable statute of limitations period, which, for claims made under Section 12 of the Securities Act and some state statutes, is one year from the time the claimant discovered or reasonably should have discovered the facts giving rise to the claim, but not more than three years from the occurrence of the event giving rise to the claim. A winning claimant for damages under federal or state law could be awarded an amount to compensate for the decrease in value of his or her shares caused by the alleged violation (including, possibly, punitive damages), together with interest, while retaining the shares. Claims under the anti-fraud provisions of the federal securities laws must generally be brought within two years of discovery, but not more than five years after occurrence. Rescission and damages claims would not necessarily be finally adjudicated by the time the Transaction may be completed, and such claims would not be extinguished by consummation of the Transaction.

Even if you do not pursue such claims, others, who may include all other holders of IPO Shares, may pursue such claims. BBV cannot predict whether stockholders will bring such claims, how many stockholders might bring them or the extent to which such claims might be effective.

Opinion of Caris & Company, Inc.

BBV has engaged Caris & Company, Inc. (“Caris”) as an independent financial advisor to provide to BBV’s board of directors an opinion as to whether Migami has a fair market value equal to at least 80% of the amount in the trust account at the time of the initial business combination (less the deferred underwriting discount and commissions and taxes payable). BBV decided to use the services of Caris because it is an investment banking firm that regularly evaluates businesses and their securities in connection with acquisitions, corporate restructurings, private placements and for other purposes.

The opinion, which was rendered to BBV’s board of directors, stated that, as of March 27, 2010, and based upon and subject to the assumptions made, matters considered and limitations on its review as set forth in the opinion, the fair market value of Migami was at least equal to 80% of the amount in the trust account at the time of the initial business combination (less the deferred underwriting discount and commissions and taxes payable).  Migami has agreed to pay all BBV’s expenses incurred in connection with the Caris opinion.

The Caris opinion is not a recommendation as to how any stockholder should vote or act with respect to any matters relating to the Transaction. Further, the Caris opinion does not in any manner address the underlying business decision of BBV to engage in the Transaction, the fairness to BBV of the consideration to be paid by Migami in the Transaction or the relative merits of the Transaction as compared to any alternative business transaction or strategy (including liquidation of BBV after not completing a business combination transaction within the allotted time). The decision as to whether to approve the Transaction or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which the Caris opinion is based.

The full text of the Caris written opinion, attached hereto as Annex III, is incorporated by reference into this proxy statement. You are encouraged to read the Caris opinion carefully and in its entirety for a description of the assumptions made, matters considered, procedures followed and limitations on the review undertaken by Caris in rendering its opinion. The summary of the Caris opinion set forth in this proxy statement is qualified in its entirety by reference to the full text of the opinion.

Proxies

Proxies may be solicited by mail, telephone or in person. BBV has engaged Advantage Proxy to assist in the solicitation of proxies and will pay Advantage Proxy $2,000 plus expenses for such services.  If you grant a proxy, you may still vote your shares in person if you revoke your proxy before the Special Meeting of Stockholders. You may also change your vote by submitting a later-dated proxy as described in the section entitled “Revoking Your Proxy.”

The Name Change Proposal

Our board of directors has approved a resolution to amend our amended and restated articles of incorporation to change our name from “BBV Vietnam S.E.A. Acquisition Corp.” to “Pharmanite Holdings, Inc.” in order to properly identify our post-Transaction business. Our board of directors believes that the new name will more accurately reflect our post-Transaction business.

The Increase in Authorized Proposal

Our board of directors has approved a resolution to amend our amended and restated articles of incorporation to increase our authorized capital stock from 51,000,000 shares, consisting of 50,000,000 shares of Common Stock and 1,000,000 shares of Preferred Stock, to 101,000,000 shares, consisting of 100,000,000 shares of Common Stock and 1,000,000 shares of Preferred Stock, with a portion of such shares being issued to Migami in connection with the Transaction. As of the Record Date, there were 5,237,684 issued and outstanding shares of Common Stock and 7,048,684 shares of Common Stock reserved for issuance pursuant to outstanding options and warrants. Our board of directors believes the availability of additional shares will provide BBV with the flexibility to meet its business needs as they arise, take advantage of favorable opportunities and respond to a changing corporate environment.

The Elimination Proposals

Our board of directors has approved a resolution to amend our amended and restated articles of incorporation to eliminate certain special purpose acquisition company provisions therein, which will among other things, provide for BBV’s perpetual existence following the Transaction and for one class of directors. Our board of directors believes these provisions are not appropriate following the Transaction as BBV will no longer be a special purpose acquisition company. As such, our board of directors believes the elimination of these provisions will assist the post-Transaction Company in achieving its corporate objectives.

The Special Meeting of Stockholders

Date, Time and Place of Special Meeting of BBV’s Stockholders

The Special Meeting of Stockholders will be held at 10:00 a.m. New York time, on April 14, 2010 at the offices of Ellenoff Grossman & Schole LLP, 150 East 42nd Street, 11th Floor, New York, New York 10017.

Voting Power; Record Date

You will be entitled to vote or direct votes to be cast at the Special Meeting of Stockholders if you owned shares of Common Stock, at the close of business on February 19, 2010, which is the Record Date for the Special Meeting of Stockholders. You will have one vote for each share of Common Stock you owned at the close of business on the Record Date. If your shares of Common Stock are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares of Common Stock you beneficially own are properly counted. On the Record Date, there were 5,237,684 shares of Common Stock issued and outstanding, including 3,943,934 IPO Shares and 1,293,750 Founder Shares.

Quorum and Vote of BBV Stockholders

A quorum of BBV stockholders is necessary to hold valid meetings. A quorum will be present at the Special Meeting of Stockholders if a majority of the Common Stock outstanding and entitled to vote at the Special Meeting of Stockholders is represented in person or by proxy. Abstentions and broker non-votes will count as present for the purposes of establishing a quorum.

The approval of the Merger Proposal will require the affirmative vote of a majority of the shares of issued and outstanding Common Stock voted by stockholders present in person or represented by proxy and entitled to vote at the Special Meeting of Stockholders. The Transaction will not be consummated if the holders of 30% or more of the IPO Shares (including stockholders representing 23.79% of the IPO Shares (or 1,231,066 IPO Shares) who already voted against the Extension Proposal and exercised their redemption rights at the Extension Meeting) vote against the Merger Proposal and properly demand redemption of their IPO Shares for cash. Subsequent to the redemption of the 1,231,066 IPO Shares in connection with the Extension Meeting, the Investors currently own approximately 93% of the IPO Shares outstanding as of the Record Date. The Investors have given John Park and Eric Zachs proxies to vote such shares, assuming satisfaction by BBV and Migami of certain conditions.  Messrs. Park and Zachs have indicated their intention to vote such shares in favor of the Merger Proposal.  Accordingly, it is expected there will be (i) an affirmative vote of the majority of the Common Stock in favor of the Merger Proposal and (ii) less than 30% of the IPO Shares voting, in the aggregate, against the Extension Proposal and the Merger Proposal. Please note you cannot seek redemption of your shares unless you vote against the Merger Proposal and affirmatively elect to have your shares redeemed and properly tender your Common Stock prior to the Special Meeting.

The approval of the Name Change Proposal, the Increase in Authorized Proposal and each of the Elimination Proposals will each require the affirmative vote of a majority of the shares of the Common Stock issued and outstanding as of the Record Date.

Broker non-votes or abstentions will have the same effect as a vote “AGAINST” the Merger Proposal, the Name Change Proposal, the Increase in Authorized Proposal and each of the Elimination Proposals. The failure to vote on the Name Change Proposal, the Increase in Authorized Proposal and the Elimination Proposals will have the same effect as a vote “AGAINST” those proposals. The failure to vote on the Merger Proposal will neither be counted as “FOR” nor “AGAINST” the Merger Proposals.

Relation of Proposals

Each of the Name Change Proposal, the Increase in Authorized Proposal and the Elimination Proposals are conditioned upon the approval of the Merger Proposal and, in the event the Merger Proposal does not receive the necessary approval, BBV will not complete any of the items identified in any of the proposals. In the event any or all of the Name Change Proposal, the Increase in Authorized Proposal and the Elimination Proposals are not approved but the Merger Proposal is approved, we may still consummate the Transaction if the conditions in the Merger Agreement requiring the approval of such proposals are waived.

Proxies and Proxy Solicitation Costs

We are soliciting proxies on behalf of our board of directors. We and our directors, officers and employees may also solicit proxies in person, by telephone or by other electronic means. These parties will not be paid any additional compensation for soliciting proxies. We have engaged Advantage Proxy to assist us in soliciting proxies.

We will ask banks, brokers and other institutions, nominees and fiduciaries to forward proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. We may also reimburse them for their reasonable expenses.

Risk Factors

In evaluating the proposals described herein, you should carefully read this proxy statement and especially consider the factors discussed in the section entitled “Risk Factors.”

Recommendation to BBV Stockholders

After careful consideration of the terms and conditions of the Merger Agreement, BBV’s board of directors has determined that the Merger Agreement and the transactions contemplated thereby are fair to, and in the best interests of, BBV and its stockholders. Accordingly, BBV’s board of directors has approved and declared advisable the Transaction and recommends that the stockholders vote or instruct their vote to be cast “FOR” the Merger Proposal.

BBV’s board of directors has determined that the Name Change Proposal, the Increase in Authorized Proposal and each of the Elimination Proposals are each fair to, and in the best interest of, BBV and its stockholders. Accordingly, BBV’s board of directors has approved and declared advisable the respective proposals and recommends you vote or instruct your vote to be cast “FOR” the approval of the Name Change Proposal, the Increase in Authorized Proposal and each of the Elimination Proposals.

Interests of Ladenburg Thalmann & Co. Inc. and Chardan Capital Markets, LLC in the Transaction

Ladenburg Thalmann & Co. Inc. and Chardan Capital Markets, LLC (“Chardan”) served as co-lead managing underwriters in our IPO and agreed to defer up to $1,449,000 of their underwriting discounts and commissions until after the consummation of a business combination, based on the number of IPO Shares which are not redeemed. These underwriters did not provide any valuation opinion or formal analysis of the value of Migami, the Transaction or the consideration for the Transaction to BBV’s board of directors. The deferred underwriting commissions due in connection with the IPO will be paid out of the trust account only if we consummate the Transaction and is subject to negotiation between the parties. The underwriters, therefore, have an interest in our consummating the Transaction. In addition, on January 28, 2010, Migami entered into a letter agreement with Chardan to act as its financial advisor in connection with the Transaction. As compensation for its services, Chardan will receive $100,000 as a closing fee upon the closing of the Transaction. In addition, Chardan will receive a placement fee for introducing investors to Migami, which fee is comprised of: (i) cash equal to 7% of the gross amounts invested by the investors in the Company and (ii) five year warrants to purchase shares of Common Stock equal to 7% of the equity issued to the investors at an exercise price equal to the price of the securities issued to the investors.  In addition, Migami granted Chardan an eighteen month right of participation to act as a lead placement agent or co-managing underwriter in future offerings of the Company’s securities. Migami agreed to reimburse Chardan for certain of its reasonable out-of-pocket expenses and up to $25,000 of its legal fees.

Interests of Caris & Company, Inc. in the Transaction

Caris rendered a valuation opinion to BBV’s board of directors and will be entitled to a fee of $140,000 for its services, some of which has been paid as of the date hereof. No portion of the fee is contingent upon the consummation of the Transaction or the conclusions set forth in Caris’ opinion. In addition, BBV agreed to reimburse Caris for certain of its reasonable out-of-pocket expenses and legal fees, not to exceed $2,500 and $15,000 respectively, without the prior consent of BBV, incurred in connection with the services rendered by Caris. BBV also agreed to indemnify Caris in the event Caris were to incur losses in connection with its services to BBV, except to the extent the losses were the result of Caris' intentional misconduct or gross negligence.

SELECTED HISTORICAL FINANCIAL INFORMATION

BBV and Migami are providing the following selected historical financial information to assist you in your analysis of the financial aspects of the Transaction.  Migami’s selected historical consolidated financial information for the nine months ended September 30, 2009 and 2008 and for the fiscal years ended December 31, 2008 and 2007, which are derived from Migami’s year end audited financial statements and interim unaudited financial statements, which are included elsewhere in this proxy statement. The selected historical consolidated financial information for the fiscal years ended December 31, 2006 and 2005 were derived from Migami’s audited financial statements, which are not included elsewhere in this proxy statement.

BBV’s selected historical consolidated financial for the nine months ended September 30, 2009 and 2008 and for the fiscal year ending December 31, 2008 and for the period from August 8, 2007 (inception) through December 31, 2007, which are derived from BBV’s year end audited financial statements and interim unaudited financial statements, are included elsewhere in this proxy statement.  Because Pharmanite was incorporated on December 1, 2009 and has no operating history, it does not have any historical financial statements for any period.

BBV Vietnam S.E.A. Acquisition Corp. Selected Historical Financial Information

Statement of Operations
					For the Period
				Period	from
				from	8-Aug-07
	Nine Mos	Nine Mos		8-Aug-07	(Inception)
	Three Months Ended	Three Months Ended	Year Ended	(Inception) (Inception) Through	(Inception) Through
	30-Sep-09	30-Sep-08	31-Dec-08	31-Dec-07	30-Sep-09
	(unaudited)	(unaudited)
Interest Income	$27,263	$437,048	$457,808	$-	$485,071
Operating costs	(354,445)	(332,878)	(432,831)	(18,495)	(805,771)
Provision for income taxes	-	(35,424)	(8,492)	-	(8,492)
Net income (loss)	$(327,182)	$68,746	$16,485	$(18,495)	$(329,192)
Net income (loss) per common share:
Basic	$(0.05)	$0.01	$0.00	$0.00	$(0.06)
Diluted	$(0.05)	$0.01	$0.00	0.00	$(0.06)
Weighted average number of common shares outstanding:
Basic	6,468,750	5,653,640	5,859,092	1,293,750	5,163,434
Diluted	6,468,750	6,137,191	6,355,697	1,293,750	5,163,434

Balance Sheet
	September 30,	December 31,	December 31,
	2009	2008	2007
	(unaudited)
Current assets
Cash	$15,128	$18,997	$29,452
Prepaid expenses	17,331	44,850	-
Deferred Offering costs	-	-	160,028
Total current assets	32,459	63,847	189,480
Restricted funds held in trust	41,401,733	41,401,921	-
Deferred tax asset	-	-	-
Total assets	$41,434,192	$41,465,768	$189,480
Liabilities and Stockholders’ Equity
Accounts payable and accrued expenses	$319,095	$168,202	$7,875
Grid Note	144,713	-	-
Note payable to shareholder	-	-	175,100
Total current liabilities	463,808	168,202	182,975
Deferred underwriters' discount	1,449,000	1,449,000
Total liabilities	1,912,808	1,617,202	182,975
Common stock, subject to possible redemption	11,985,292	11,985,292
Stockholders’ Equity
Preferred Stock, $.0001 par value, 1,000,000 shares authorized; none issued or outstanding	-	-
Common Stock, $.0001 par value, 50,000,000 shares authorized; 6,468,750 shares issued and outstanding (less 1,552,499 shares subject to possible redemption) at September 30, 2009 and December 30, 2008 and 1,293,750 shares issued and outstanding at December 31, 2007	647	647	129
Additional paid-in capital	27,864,637	27,864,637	24,871
Deficit/earnings accumulated during the development stage	(329,192)	(2,010)	(18,495)
Total stockholders’ equity	27,536,092	27,863,274	6,505
Total liabilities and stockholders’ equity	$41,434,192	$41,465,768	$189,480

BBV Vietnam S.E.A. Acquisition Corporation Selected Historical Financial Information

			Fiscal Year
	Sep. 30 2009	Sep. 30 2008		2008	2007
	(unaudited)	(unaudited)
	(all amounts in thousand except share data)
Income Statement
Operating Revenues	$27,263	$437,048		$457,808	$-
Income (loss) from continuing operations	$(327,182)	$68,746		$16,485	$(18,495)
Income (loss) from continuing operations per common share
Basic	$(0.05)	$0.01		$0.00	$(0.01)
Diluted	$(0.05)	$0.01		$0.00	$(0.01)
Balance Sheet
Total Assets	$41,434,192	$41,533,299		$41,465,768	$189,480
Long-term obligations	$11,985,292	$11,985,292		$11,985,292	$-
Cash Dividends declared per Common Share	$-	$-		$-	$-
Common Shares Outstanding	$6,468,750	$6,468,750		$6,468,750	$1,293,750

Migami Selected Historical Financial Information

Statement of Operations

						For the Period
						from
	Nine Months	Nine Months				23-Nov-04 (Inception)
	Ended	Three Months Ended	Year Ended	Year Ended	Year Ended	Through
	30-Sep-09	30-Sep-08	31-Dec-08	31-Dec-07	31-Dec-06	31-Dec-06
	(unaudited)	(unaudited)
Interest Income	$-	$-	$186	$11	$-	$-
Operating costs	1,839	2,104	2,368	1,023	1,482	2,064
(Provision) benefit for income taxes	(139)	1,484	1,469	1	1	2
Net (loss) income	$(1,904)	$1,955	$1,716	$776	$(3,429)	$(4,054)

Weighted average shares outstanding – basic and diluted
Basic	112,534,482	111,669,371	111,885,449	43,737,665	18,914,631	10,460,427
Diluted	112,534,482	111,669,371	111,885,449	43,737,665	18,914,631	10,460,427

Migami, Inc. Selected Historical Financial Information

Balance Sheet

		December 31,	December 31,
	30-Sep-09	2008	2007
	(unaudited)
Current assets
Cash (including restricted cash)	$462	$13	$2,014
Prepaid expenses	-	4	3
Inventory	134	170	198
Total current assets	596	187	2,215
Loans Receivable	2,933	2,208	-
Unamortized License Fee, Deposits, Securitas for Sale and Other	2,502	1,813	259
Total assets	$6,031	$4,208	$2,474
Liabilities and Stockholders’ Equity
Accounts payable, accrued expenses deposits and other	$1,226	$932	$286
Income tax payable	1,334	1,471	2
Loan payable	1,145	603	2,240
Total current liabilities	3,705	3,006	2,528
Deferred underwriting compensation	-	-	-
Total liabilities	3,705	3,006	2,528
Minority interest	1,700	-
Stockholders’ Equity
Preferred Stock, 0 shares authorized		-	-
Common stock, $.001 par value (200,000,000 shares authorized,
112,747,768 outstanding as of September 30, 2009, 112,534,482
shares outstanding for FY 2008, and 101,248,482 for FY 2007	113	113	101
Additional paid-in capital	4,890	4,882	4,123
Subscription Receivable	-	-	(1,000)
Deficit/earnings accumulated	(4,377)	(3,792)	(3,278)
Total stockholders’ equity	626	1,202	(54)
Total liabilities and stockholders’ equity	$6,031	$4,208	$2,474

Migami, Inc. Selected Historical Financial Information

			Fiscal Year
	Sep. 30 2009	Sep. 30 2008	2008	2007	2006	2005
	(unaudited)	(unaudited)
	(all amounts in thousand except share data)
Income Statement
Operating Revenues	$141	$7,300	$7,300	$2,000	$-	$-
Income (loss) from continuing
operations	$(1,904)	$1,955	$1,716	$776	$(3,429)	$(805)
Income (loss) from continuing operations per common share
Basic	$(0.03)	$0.02	$0.02	$0.02	$(0.18)	$(0.27)
Diluted	$(0.03)	$0.02	$0.02	$0.02	$(0.18)	$(0.27)
Balance Sheet
Total Assets	$6,031	$4,183	$4,208	$2,474	$2,782	$3,908
Long-term obligations	$-	$-	$-	$-	$2,731	$3,518
Cash Dividends declared per Common Share	$-	$-	$-	$-	$-	$-
Common Shares Outstanding	112,534,482	112,748,768	112,534,482	101,248,482	32,412,752	16,131,162

SELECTED UNAUDITED PRO FORMA FINANCIAL INFORMATION

The selected unaudited pro forma combined financial information has been derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial information included elsewhere in this proxy statement.

The following unaudited pro forma combined balance sheet combines BBV’s historical balance sheet and that of Migami as of September 30, 2009, giving effect to the transactions described in the Merger Agreement as if they had occurred on September 30, 2009. The following unaudited pro forma condensed combined statements of operations combine BBV’s historical statements of operations for the nine months ended September 30, 2009 and for the year ended December 31, 2008 with those of Migami for the nine months ended September 30, 2009 and for the year ended December 31, 2008, giving effect to the Transaction as if it had occurred on January 1, 2008.

The Transaction will be accounted for as a “reverse merger” and recapitalization since Migami will own at least 88% (54% on a fully diluted basis) of the outstanding shares of Common Stock immediately following the completion of the Transaction (assuming 100% redemption of the IPO Shares), and will have its current officers assuming all corporate offices of the continuing entity, including chief executive officer, chief operating officer and all other day-to-day operating positions. Accordingly, Migami will be deemed to be the accounting acquirer in the Transaction and, consequently the Transaction is treated as a recapitalization of Migami. The assets and liabilities and the historical operations that will be reflected in the BBV financial statements after consummation of the Transaction will be those of Migami and will be recorded at the historical cost basis of Migami. BBV’s assets, liabilities and results of operations will be consolidated with the assets, liabilities and results of operations of Migami upon consummation of the Transaction.

The pro forma adjustments give effect to events that are directly attributable to the transactions discussed below that have a continuing impact on the operations of BBV and are based on available data and certain assumptions that management believes are factually supportable.

The unaudited pro forma condensed financial statements described above should be read in conjunction with BBV’s historical financial statements and those of Migami and the related notes thereto. The pro forma adjustments are preliminary and the unaudited pro forma information is not necessarily indicative of the financial position or results of operations that may have actually occurred had the Transaction taken place on the dates noted, or of the continuing entity’s future financial position or operating results.

Consummation of the Transaction is conditioned upon, among other things, BBV stockholders adopting and approving the Merger Proposal.

The following unaudited pro forma financial statements have been prepared assuming no stockholders of BBV vote against the Merger Proposal and seek to redeem their shares into a pro rata share of the trust account.

           The data is based on approximately 5,237,684 shares of Common Stock currently outstanding and the issuance to Migami of 9,706,250 shares of Common Stock.

Unaudited Pro Forma Condensed Combined Balance Sheet
September 30, 2009
(in thousands)

			Pro-Forma		Combined
	BBV	Migami	Adjustments		Pro-Forma

Assets
Current assets
Cash and cash equivalents	$15	$462	$41,402	A	$-
			(1,449)	B
			(9,849)	C
			(31,030)	E
			(100)	F
			(1,500)	G
			(145)	H
			2,194	I
Inventory	-	134	-		134
Prepaid expenses and other assets	17	-	-		17
Total current assets	32	596	(477)		151

Property and equipment, net	-	10	-		10
License fee, net	-	1,594	-		1,594
Loans receivable Enerland Stock	-	600	-		600
Loan receivable	-	2,333	-		2,333
Deposits on equipment under construction	-	858	-		858
Cash and cash equivalents held in trust	41,402	-	(41,402)	A	-
Other assets	-	40	-		40
Total assets	$41,434	$6,031	$(41,879)		$5,586

Liabilities and Stockholders' Equity (Deficit)
Current liabilities
Accounts payable and accrued expenses	$318	$713	$2,194	I	$3,225
Deferred revenue	-	512	-		512
Income taxes payable	-	1,333	-		1,333
Grid debt	145	-	(145)	B	-
Notes payable, related parties	-	1,147	-		1,147
Total current liabilities	463	3,705	2,049		6,217

Deferred underwriters' fee	1,449	-	(1,449)	B	-
Total Liabilities	1,912	3,705	600		6,217

Common stock, subject to possible redemption, 1,552,499 shares at redemption value	11,985	-	(11,985)	C	-

Stockholders' equity (deficit)
Preferred stock	-	-	-		-
Common stock	1	113	(113)	D	1
Additional paid-in-capital	27,865	5,918	2,136	C	35,703
			(216)	D
Accumulated other comprehensive income	-	(911)	-		(911)
Treasury stock	-	(1,028)	(31,030)	E	(32,058)
	(329)	(3,466)	329	D	(5,066)
Retained earnings (accumulated deficit)			(100)	F
			(1,500)	G
Non-controlling interest	-	1,700	-		1,700

Total equity	27,537	2,326	(30,494)		(631)

Total liabilities and stockholders' equity	$41,434	$6,031	$(41,879)		$5,586

A
Reflects the release of BBV’s cash held in trust (including the amount held in the trust account representing the deferred portion of the underwriters' fee), inclusive of interest earned on such pro rata share (net of taxes payable) and the transfer of the balance to cash and cash equivalents at the completion of the business combination.

B
Gives effect to the payment to the underwriters of the deferred underwriters fees of $1,449,000, which was related to BBV's initial public offering.  Such amount was payable upon completion of a business combination.

C
Reflects the adjustment of 1,231,066 shares of common stock redeemed in connection with the Extension Proposal.  Such shares were redeemed for approximately $9,849,000 or $8.00 per share.  The remaining shares not redeemed were reclassified into permanent equity.

D
Reflects the elimination of the retained earnings of Migami and issuance of 9,706,250 shares of BBV common stock for merger consideration. Such consideration includes 1,250,000 shares issuable under Stock Purchase Agreements.

E
Reflects the repurchase of 3,682,689 shares of common stock held by BBV's public shareholders at $8.00 per share and includes a fee equal to 2.25% of the aggregate purchase price. Total consideration is assumed to be approximately $31,030,000.

F	Reflects the $100,000 in cash penalties paid to Investors in connection with the Stock Purchase Agreement

G	Reflects the $1.5 million in estimated costs of professional fees to attorneys, accountants and other advisors in connection with the merger transaction.

H	Gives effect to payoff of the Grid Debt

I	Reflects the reclassification of cash over-draft to accounts payable

Unaudited Pro Forma Condensed Combined Statement of Operations
Year Ended December 31, 2008

(in thousands, except share and per share data)

			Pro-Forma	Combined
	BBV	MIGAMI	Adjustments	Pro-Forma

Revenue	$-	$7,300	$-	$7,300

Operating expenses
Direct costs and expenses for advisors	-	800	-	800
Selling, general and administrative	433	2,365	-	2,798
Depreciation and amortization	-	3	-	3
Operating income (loss)	(433)	4,132	-	3,699

Interest income	458	186	-	644
Interest expense	-	(65)	-	(65)
Loss on deposit - related party	-	(1,068)	-	(1,068)
				-
Total other income (expense)	458	(947)	-	(489)

Net income (loss) before taxes	25	3,185	-	3,210

Income tax provision	(8)	(1,469)	-	(1,477)

Net income (loss)	$17	$1,716	$-	$1,733

Weighted average shares outstanding :
Basic	5,859,092	107,146,664	4,792,495	10,651,587

Diluted	6,355,697	107,146,664	4,792,495	11,148,192

Income (loss) per share:
Basic	$0.00	$0.02		$0.16

Diluted	$0.00	$0.02		$0.16

1
Reflects the issuance of 9,706,250 shares of BBV common stock for all of the outstanding capital stock of Pharmanite, Inc., a wholly-owned subsidiary of Migami.  Of this amount, 1,250,000 shares are issuable under Stock Purchase Agreements.

2	Reflects the 1,231,066 shares of common stock that voted against the Extension Proposal and exercised their redemption rights).

3	Reflects the repurchase of 3,682,689 shares of common stock to be held in Treasury by the Company.

Merger consideration shares issued	1	9,706,250
Shares redeemed in connection with the Extension	#	(1,231,066)
Repurchase of shares in connection with Stock Purchase Agreement	#	(3,682,689)

		4,792,495

Unaudited Pro Forma Condensed Combined Statement of Operations
Nine Months Ended September 30, 2009

(in thousands, except share and per share data)

			Pro-Forma	Combined
	BBV	MIGAMI	Adjustments	Pro-Forma

Revenue	$-	$141	$-	$141

Operating expenses
Direct costs and expenses for advisors	-	82	-	82
Selling, general and administrative	354	1,836	-	2,190

Operating income (loss)	(354)	(1,781)	-	(2,135)

Interest income	27	154		181
Interest expense	-	(97)	-	(97)
Loss on sale of investments	-	(1,358)	-	(1,358)
			-
Total other income (expense)	27	(1,301)	-	(1,274)
			-
Net income (loss) before taxes	(327)	(3,082)	-	(3,409)
		-
Income tax provision	-	139	-	139

Net income (loss) prior to non-controlling interests	$(327)	$(2,943)	$-	$(3,270)

Weighted average shares outstanding :
Basic	6,468,750	107,146,664	4,792,495	11,261,245

Diluted	6,468,750	107,146,664	4,792,495	11,261,245

Income (loss) per share:
Basic	$(0.05)	$(0.03)		$(0.29)

Diluted	$(0.05)	$(0.03)		$(0.29)

1
Reflects the issuance of 9,706,250 shares of BBV common stock for all of the outstanding capital stock of Pharmanite, Inc., a wholly-owned subsidiary of Migami.  Of this amount, 1,250,000 shares are issuable under Stock Purchase Agreements.

2	Reflects the 1,231,066 shares of common stock that voted against the Extension Proposal and exercised their redemption rights).

3	Reflects the repurchase of 3,682,689 shares of common stock to be held in Treasury by the Company.

Merger consideration shares issued	9,706,250
Shares redeemed in connection with the Extension	(1,231,066)
Repurchase of shares in connection with Stock Purchase Agreement	(3,682,689)

4,792,495

RISK FACTORS

Investing in the Company’s securities involves a high degree of risk. You should carefully consider the following risk factors, together with all of the other information included in this proxy statement and the annexes hereto, before you decide whether to vote or instruct your vote to be cast to approve the proposals described in this proxy statement. The risks and uncertainties described below are not the only risks and uncertainties facing the Company in the future. Additional risks and uncertainties not presently known or that are currently considered to be immaterial may also materially and adversely affect the Company’s business operations or the business operations or stock price of the Company following the transactions described in this proxy statement. If any of the following risks or uncertainties occurs, the Company’s business, financial condition, operating results and future growth prospects could materially suffer. In that event, the trading price of your securities could decline and you may lose all or part of your investment.

Risks Related to Migami’s Business and Operations

Since Migami has incurred significant losses since inception and has only generated sporadic revenues from products sales, it may be difficult to evaluate its business and future viability.

From Migami’s inception through December 31, 2008, it has recorded significant losses and has only generated sporadic revenues.  Migami’s accumulated deficit at September 30, 2009 is approximately $3.5 million and as of September 30, 2009, it had working capital deficit of approximately $3.1 million.  Migami’s viability must be considered in light of the expenses, difficulties, complications, problems and delays frequently encountered in connection with the growth of a young business, the continuing licensing of new cosmetics and drug technologies, and the competitive and regulatory environment in which Migami operates or may choose to operate in the future.

A failure to obtain necessary additional capital in the future could adversely affect Migami’s operations.

Migami may not be able to obtain additional financing on terms acceptable to it, if at all. If Migami raises additional funds by selling equity securities, the relative equity ownership of its existing investors would be diluted and the new investors could obtain terms more favorable than previous investors.  A failure to obtain additional funding to support Migami’s working capital and operating requirements could prevent it from making necessary operating, research and development and investment expenditures that are needed to allow it to maintain its operations. Furthermore, if Migami is unable to generate sufficient revenue or raise the necessary capital to timely pay required licensing fees and royalties, Migami may default on its license obligations and lose all or part of its revenue generating capabilities, any of which could have a material adverse effect on Migami’s financial position, results of operations and ability to continue as a going concern.

The trend toward consolidation and outsourcing in the pharmaceutical and cosmetics industries may adversely affect Migami.

There are ongoing trends towards consolidation and outsourcing in the pharmaceutical and cosmetics industries. The consolidation trend could result in the remaining companies having greater financial resources and technological capabilities, thus intensifying competition.  In addition, if a consolidating company is already doing business with Migami’s competitors, Migami could lose existing or potential future licensors or licensees or collaboration partners as a result of such consolidation.  As more pharmaceutical and cosmetic manufacturing facilities are built in lower-cost locations, the outsourcing trend could reduce Migami’s ability to use its competitive advantages to secure new business, execute its business plan and/or cause substantial volatility in pricing, all of which could adversely affect Migami’s results of operations. Additionally, each of these trends could result in fewer potential collaboration partners, licensors or licensees for Migami’s product candidates and reduced opportunities to manufacture pharmaceutical and cosmetic products for other firms, any of which could have a material adverse effect on Migami’s financial position and operations.

Migami does not have significant operating revenue from its products, which may adversely affect its profitability.

Migami’s ability to achieve significant revenue or profitability depends upon its ability to in-license and out-license its products, which may depend on its ability to obtain patent or regulatory approvals for any new products and to manufacture or contract for the manufacturing of any such products.  Migami may not generate significant revenues or profits from the licensing or sale of its products in the future (and has not done so in the past).  Furthermore, Migami may not ever be able to identify, license, commercialize or obtain required regulatory approvals for any additional products.  Moreover, even if Migami does undertake such activities, Migami may not generate revenues or royalties from commercial sales of these products for a significant number of years, if at all. In the next few years, Migami’s revenues from its products may be limited to minimal product sales and royalties, amounts that Migami receives under strategic partnerships and research or product development collaborations Migami may establish. This may adversely affect Migami’s future profitability.

The viability of Migami’s licensing activities, upon which Migami primarily focuses, is uncertain.

Migami’s primary focus is on in-licensing and out-licensing activities to obtain, commercialize and sell existing and new products and technologies.  Commercialization efforts and reliance on third parties for distribution of Migami’s licensed products, by their nature, preclude definitive statements as to the time required and costs involved in reaching certain objectives.  Cost overruns by licensees, unanticipated regulatory delays or demands based upon country-specific rules and regulations, unexpected adverse side effects or insufficient therapeutic efficacy will prevent or substantially slow Migami’s licensing efforts and its business could ultimately suffer.

Migami may be unable to market or commercialize its products or product candidates if it does not establish new relationships and maintain its current relationships with various parties.

Migami’s strategy for the commercialization of its potential pharmaceutical products requires it to enter into various agreements and arrangements with corporate collaborators, licensors, licensees and others, in addition to Migami’s existing relationships with other parties.  Specifically, Migami partners, sublicenses or enters into other marketing arrangements with parties that may have an established marketing capability or may choose to pursue the commercialization of such products.  If Migami maintains and establishes arrangements or relationships with third parties, its business may depend upon the performance by these third parties of their responsibilities under those arrangements and relationships.  Migami currently relies upon the relationships including the following for the sales, manufacturing and/or regulatory approval efforts of its commercial products:

Bi-Layer Film Delivery Technology

•	Enerland Corporation, Co., Ltd (Vietnam and Taiwan)
•	KT&G Corporation (Korea)
•	InnoZen, Inc. (licensor)

Cosmetics

•	New Japan Total Consulting Co., Ltd (distributor, Japan)
•	Focused Delivery, LLC (distributor, Korea, various countries via internet)
•	BioZone Laboratories, Inc. (supplier)

Migami’s ability to commercialize and market its products and product candidates could be limited if a number of these existing relationships were terminated.

Operating in international markets increases Migami’s operational, regulatory and other risks.

Migami faces increased operational, regulatory, reputational and foreign exchange rate risks as a result of its international business activities. The failure of Migami’s management and internal control systems to mitigate such additional risks, or of its operating infrastructure to support such international activities, could result in operational failures and regulatory fines or sanctions, which could affect Migami’s results of operations and its ability to develop and commercialize new products.

Migami relies heavily on one cooperative research partner and if that relationship were to suffer or cease and new relationships are not developed, Migami’s research and development and results of operations could suffer.

Migami relies heavily on its relationship with KT&G Corporation (“KT&G”).  In addition to owning more than 5% of Migami’s outstanding common stock, KT&G is a joint venture partner with Migami for its Korean manufacturing plant as well as a cooperative partner for new drug development.  If the relationship between Migami and KT&G were to suffer or cease and Migami is unable to develop new relationships with collaborative or joint venture partners, Migami may be unable to expend the necessary funds, or have access to the necessary funds, facilities and employees to complete new drug research, development and clinical testing.  Migami’s reliance on one partner could have a material adverse effect on its ability to bring new products to the marketplace, growth potential, results of operations and ability to continue as a going concern.

Governmental and economic conditions in South Korea may impact Migami’s business.

           In connection with its business, Migami relies on commercial relationships with entities in which the South Korean government may have an interest or may exert control through regulations or otherwise.  These relationships may provide Migami with research and development financing and customer relationships.  There can be no assurances that such relationships will be available to Migami on commercially reasonable terms or at all.  Any adverse change in Migami’s relationships in this regard could have a material adverse effect on its growth prospects, results of operations and financial position.  Furthermore, any material adverse change in the political makeup of the South Korean government or the South Korean economy could impair these important relationships, which could have a material adverse effect on Migami’s business.

Migami’s financial results may be impacted by significant fluctuations in foreign currency exchange rates.

A substantial amount of Migami’s operating costs are incurred in foreign currencies. In many cases, Migami bills its clients in a variety of currencies but incurs costs and expenses in the local currencies where its plants and facilities are located. In recent periods, the U.S. dollar has dropped in value relative to other currencies, and therefore Migami’s costs of providing services outside the United States may increase when measured in U.S. dollars.  Any continued significant fluctuations in the currency exchange rates between the countries in which Migami markets and sells its products and the currencies of countries in which its plants and facilities are located may affect its business, results of operations, financial condition and cash flows.

While Migami anticipates opening facilities and plants in the United States, a significant portion of its current operating costs will be incurred and paid in South Korean won. Therefore, it is exposed to the risk of an increase in the value of the South Korean won relative to the U.S. dollar, which would increase the value of those expenses when measured in U.S. dollars.  Currently Migami does not engage in any hedging transactions and there can be no assurances that it will hedge its currency risk in the future.  Furthermore, Migami’s risk management and other finance personnel may be unable to implement a hedging strategy that effectively protects it from such currency risk. As a result, Migami’s business and results of operations could be adversely affected.

Synergene Therapeutics Asia, Limited may devote its resources to the development of the P-53 platform instead of the RB-94 platform it licenses to Migami.

Migami licenses the RB-94 drug delivery system from Synergene Therapeutics Asia, Limited, or Synergene, and plans to commercialize this product once it has been approved by the FDA.  However, the RB-94 drug delivery platform is set to commence clinical trials in 2010.  The P-53 system, a sister product to the RB-94 platform, which Synergene also develops, has completed its Phase I trials and is currently entering Phase II trials.  As a result, Synergene could devote substantially more resources to the P-53 system at the expense of the RB-94 platform and/or delay, scale back or underfund the development of the RB-94 platform.  If the development of the RB-94 or Migami’s ability to commercialize RB-94 is hindered, it could have an effect on Migami’s potential growth, results of operations and future prospects with Synergene.

Many of Migami’s licensors are undercapitalized and may not have sufficient funds or access to financing to continue development of their products.

We believe a majority of the firms which license products to Migami are small and undercapitalized.  Such firms may not have access to the necessary capital required to continue development of the underlying product or technology licensed to Migami.  Accordingly, these products or technologies may not be updated, enhanced, modified or improved and, as a result, may become obsolete.  If the licensors do not keep pace with the market, or update, enhance, modify or improve their respective products and technologies (due to lack of capital or otherwise), Migami’s global competitiveness may be affected and it may lose a significant sources of revenue, which would adversely affect Migami’s results of operations, financial position, cash flows and potential for growth.

Migami’s licensors may become insolvent and file for bankruptcy or may be acquired by larger companies.

As a result of Migami’s licensors’ potential undercapitalization, they may be forced to file for bankruptcy.  If a licensor files for bankruptcy under Chapter 7, there is no assurance that Migami would be able to continue to license such product or technology, or that it would be able to purchase the intellectual property rights to the technology or product underlying the license.  Furthermore, should the licensor file for bankruptcy protection, there can be no assurance the license would not be rejected by the licensor or the purchaser of its assets (if any), or that Migami would be allowed to continue to license such product or technology.  Any loss of the licenses upon which Migami derives our revenues would have a material adverse effect on Migami’s results of operations, financial position, cash flows and potential for growth.

The decreasing cost of reimbursements to health care providers may reduce the demand for Migami products.

As the average age of the population in many of the world’s industrialized countries continues to increase, government-run health care systems are experiencing higher claim levels and an insufficient amount of younger individuals paying into the system to support the increasing costs.  Accordingly, reimbursement amounts or benefits are likely to be reduced, and perhaps in some cases eliminated, which will impact the revenue generated by Migami on a per-unit basis, and may materially reduce the demand for Migami’s products and technologies, thereby affecting its results of operations and cash flows.

The increase in the prevalence of self-treatment and alternative medicines could reduce the demand for Migami’s products.

Many of the world’s industrialized countries are experiencing a change in how individuals are evaluating, diagnosing and treating illnesses.  The increase in internet-based self-diagnostic and treatment sites, combined with the trend toward alternative medicine and natural remedies, may result in lower demand for Migami’s products and technologies, which would have a material adverse effect on its results of operations and potential for growth.

Migami may be unable to complete and launch its manufacturing plant in Korea.

Migami has limited experience in manufacturing pharmaceutical and cosmetics products in clinical quantities or for commercial purposes. Accordingly, Migami may not be able to build-out a manufacturing facility in Korea at a cost of $4 to $5 million through Pacific Manufacturing Group Korea Co., Ltd. (“PMGK”), a South Korean corporation in which Migami has a 47% ownership interest.  Furthermore, Migami is currently involved in litigation with Supplemental Manufacturing & Ingredients, LLC (“SMI”), an indirect minority owner of PMGK.  As a result, Migami may be unable complete the plant in a cost-effective manner or at all.  If the plant is not completed, the Migami may be required to shut down its manufacturing operations at a substantial cost to Migami and continue to rely on arrangements with licensees or contract manufacturers to supply sufficient quantities of products.  Migami’s inability to complete the plant could have a material adverse effect on its potential growth (including securing new licensing and/or manufacturing contracts and proprietary product development and manufacturing) and on its financial position and results of operations.

Migami’s relationships with contract manufacturers may not succeed.

If Migami is unable to contract for a sufficient supply of pharmaceutical and cosmetics products on acceptable terms, the distribution of its products may be delayed.  Migami’s business could suffer if it experiences such delays or other difficulties in establishing or maintaining relationships with manufacturers to produce, package, label and distribute its licensed pharmaceutical, cosmetics or other medical products.  Migami’s dependence upon third parties for the manufacture of its licensed products may adversely affect its ability to generate profits and its ability to develop and license such products on a timely and competitive basis.

Migami may incur substantial product liability expenses due to the use or misuse of products.

Migami’s business exposes it to potential liability risks which are inherent in licensing cosmetics and pharmaceutical products. Migami does not currently have, nor does it plan to procure, product liability insurance for its products. Even if Migami desired to obtain such insurance, it may not be available on favorable terms or at all.  As a result, Migami may be unable to satisfy any claims for which it may be held liable as a result of the use or misuse of products which it licensed. Any such product liability could adversely affect Migami’s business, operating results or financial condition.

Intense competition may limit Migami’s ability to develop and market commercial products.

The cosmetics and pharmaceutical industries are intensely competitive and subject to rapid and significant technological change. Migami has numerous competitors in the United States and elsewhere including, among others, major multi-national pharmaceutical, device, and chemical companies, specialized biotechnology firms and universities and other research institutions. For example, Migami’s competitors for its bi-layer film strip technology include Monosol, LLC, Nutricap Labs, Tsukioka Co., Ltd., Novartis, and Pfizer.

Many of these competitors have access and employ greater financial and other resources, including large research and development, marketing and manufacturing organizations.  As a result, Migami’s competitors may develop cosmetics and pharmaceuticals which are more effective or less costly than the products which Migami is licensing, or which would render Migami’s licensed technology and future licensed products obsolete and noncompetitive.

Migami’s ability to license pharmaceutical products will substantially depend upon the availability of reimbursement funds for the costs of the resulting drugs or delivery mechanisms and related treatments.

Migami’s ability to license its pharmaceutical products may depend substantially upon the reimbursement at acceptable levels of the costs of such products from government authorities, private health insurers and other organizations, including health maintenance organizations.  To date, the costs of Migami’s licensed products generally have been reimbursed at acceptable levels. However, the amount of such reimbursement in the United States or elsewhere may decrease in the future.  Limited reimbursement for the cost of any drugs or delivery mechanisms which Migami licenses may reduce the demand for, or price of, such drugs or delivery mechanisms, which would hamper its ability to maintain collaborative partnerships to sell such drugs or delivery mechanisms.

If Migami’s in-licenses for products and technologies are not renewed, its business may suffer.

The licenses from third-parties that Migami holds and upon which it relies to support its out-licensing efforts are for a fixed term of between five and fifteen years. These in-licenses are Migami’s primary revenue generator.  There is no assurance that Migami will be able to extend or renew any of these licenses upon their expiration on favorable terms, or at all, or find additional products to license. Any such increased costs or non-renewal could cause Migami’s business to suffer.

The market may not accept any pharmaceutical products that Migami licenses.

The drug, delivery mechanism and cosmetic products which Migami licenses compete with a number of well-established products manufactured and marketed by major pharmaceutical and cosmetics companies.  The degree of market acceptance of any such products licensed by Migami will depend on a number of factors, including the potential advantage of its products over existing ones and the reimbursement policies of government and third-party payers.  Physicians, patients and consumers may not continue to accept or use any drugs, delivery mechanisms or cosmetics that Migami licenses to the extent they currently do so, which would adversely affect Migami’s business.

Migami’s business could suffer if it loses the services of, or fails to attract, key personnel.

Migami is highly dependent upon the efforts of its senior management team, consisting primarily of the following three individuals: John Park, its chief executive officer, James Polsen, its chief financial officer and Mark A. Wisniewski, its vice president of business development.  The loss of the services of one or more of these key individuals could delay or prevent the achievement of Migami’s licensing, development or marketing objectives.  Migami does not currently have any employment agreements with these individuals, and their employment may be terminated at any time.  In addition, Migami does not currently maintain a stock incentive plan which might aid it in recruiting and retaining employees, officers and directors, and which would provide incentives to participants to exert their best efforts. Migami does not maintain, nor does it intend to obtain, “key-man” insurance policies for the members of its senior management. Subsequent to the Transaction, Migami, as the majority stockholder of BBV, intends to cause BBV to enter into employment agreements with its key employees and to establish a stock incentive plan. If BBV fails to enter into employment agreements with its key employees or establish a stock incentive plan, or if BBV or Migami lose the service of its key personnel for any other reason, the business will be adversely affected.

Failure to comply with the United States Foreign Corrupt Practices Act could subject us to penalties and other adverse consequences.

Migami is subject to the United States Foreign Corrupt Practices Act, which generally prohibits United States companies from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. Foreign companies, including some that may compete with us, are not subject to these prohibitions.  Corruption, extortion, bribery, pay-offs, theft and other fraudulent practices may occur from time to time in Korea and Asia.  There is a risk that our employees or other agents will engage in such conduct, for which we might be held responsible.  If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties and other consequences that may have a material adverse effect on our reputation or our business, financial condition and results of operations.

Migami relies heavily upon licenses to implement its operating plan. If Migami fails to protect its intellectual property or infringes on the property rights of others, its ability to license its products and product candidates may be compromised.

Migami is dependent on obtaining new licenses and maintaining the effectiveness of existing licenses while protecting those licenses and operating without infringing on the proprietary rights of third parties. As of the date hereof, Migami had a number of in-licenses and out-licenses. Intellectual property protection of Migami’s technologies is uncertain. Migami expects that the majority its in-licenses cover products and technologies that are protected by patents or other intellectual property rights in the United States or foreign jurisdictions. However, there can be no assurance Migami’s licensors will be able to defend such rights in the United States or foreign jurisdictions and effectively assert the validity of such rights. Furthermore, the costs to defend such intellectual property rights, or country-specific rules and regulations concerning intellectual property may prevent the holder from effectively defending its claim.  If any of such rights are determined to be invalid, such determination would decrease the value of the associated products in the marketplace and as a result, the value or viability of Migami’s out-licenses for them.  Further, if Migami were determined to be infringing any third party patent or other intellectual property right by virtue of its licensing efforts, it could be required to pay damages, amend its licenses, obtain further licenses, pay royalties or cease certain operations. Migami may not be able to obtain any required licenses on commercially favorable terms, if at all. In addition, many foreign country laws may treat the protection of proprietary rights differently from, and may not protect Migami’s proprietary rights to the same extent as, laws in the United States and Patent Cooperation Treaty countries.

Prior art may reduce the scope or protection of, or invalidate, any patents. Reduction in scope of protection or invalidation of patents under which Migami has received licenses may enable other companies to develop products that compete with Migami’s licensed products and product candidates on the basis of the same or similar technology. As a result, Migami’s licensors’ patents may not provide any or sufficient protection against competitors.

Migami also relies on trade secrets, know-how and technology which are not protected by patents to maintain its competitive position. Migami attempts to protect this information by entering into confidentiality agreements with parties that have access to it, such as its corporate partners, collaborators, employees and consultants. Any of these parties could breach these agreements and disclose Migami’s confidential information, or Migami’s competitors may learn of the information in some other way. If any material trade secret, know-how or other technology were to be disclosed to or independently developed by a competitor, Migami’s competitive position could be materially harmed.

On September 4, 2009, SMI, one of Migami’s former business development partners, brought a suit against Migami and John Park in Arizona Superior Court for claims including breach of contract, judicial foreclosure of a security interest, consumer fraud, breach of fiduciary duty and conversion, based on Migami’s alleged failure to repay certain loans.  SMI is seeking at least $10,000,000, as well as all of Migami’s intellectual property.  SMI currently holds a $1,000,000 note issued by Migami and has made an equity investment of $2,000,000 in PMGK, a subsidiary of Migami.  Migami may not prevail in its claims against SMI and even if it does, it may still be required to make a large payment to SMI, including all or a portion of its intellectual property, to satisfy a judgment or settlement with SMI.

Migami is subject to extensive governmental regulation which increases its cost of doing business and may affect its ability to commercialize any new products it develops.

The FDA and comparable agencies in foreign countries impose substantial requirements upon the introduction of pharmaceutical products through lengthy and detailed laboratory, preclinical and clinical testing procedures and other costly and time-consuming procedures to establish their safety and efficacy. Some of Migami’s products and product candidates require receipt and maintenance of governmental approvals for commercialization. Preclinical and clinical trials and manufacturing of Migami’s product candidates will be subject to the rigorous testing and approval processes of the FDA and corresponding foreign regulatory authorities. Satisfaction of these requirements typically takes a significant number of years and can vary substantially based upon the type, complexity and novelty of the product.

Due to the time consuming and uncertain nature of the drug and device candidate development process and the governmental approval process described above, Migami cannot assure you when, independently or with its collaborative partners, it might submit a New Drug Application (“NDA”), a 510(k) or their foreign equivalents for regulatory review.

Government regulation in the United States and in other countries in which Migami operates affects the manufacturing and marketing of pharmaceutical and medical device products. Further, government regulations may delay marketing of Migami’s potential drugs or potential medical delivery mechanisms for a considerable or indefinite period of time, impose costly procedural requirements upon Migami’s activities and furnish a competitive advantage to larger companies or companies more experienced in regulatory affairs. Delays in obtaining governmental regulatory approval could adversely affect Migami’s marketing as well as its ability to generate significant revenues from commercial sales. Migami’s drug or device candidates may not receive FDA (or the foreign equivalent) or other regulatory approvals on a timely basis or at all. Moreover, if regulatory approval of a drug or device candidate is granted, such approval may impose limitations on the indicated use for which such drug or device may be marketed. Even if Migami obtains initial regulatory approvals for its drug or device candidates, such drugs or delivery mechanisms, as well as Migami’s manufacturing facilities, would be subject to continual review and periodic inspection. Later discovery of previously unknown problems with a drug, or device, manufacturer or facility may result in restrictions on the marketing or manufacture of such drug or device, including withdrawal of the drug or device from the market. The FDA, other United States regulatory authorities and their respective foreign equivalents generally apply stringent regulatory standards and failure to comply with such standards can, among other things, result in fines, denial or withdrawal of regulatory approvals, product recalls or seizures, operating restrictions and criminal prosecution.

The uncertainty associated with preclinical and clinical testing may affect Migami’s ability to commercialize new products.

Before Migami can obtain regulatory approvals for the commercial sale of its potential products, the product candidates may be subject to extensive preclinical and clinical trials to demonstrate their safety and efficacy on humans. In this regard, for example, adverse side effects can occur during the clinical testing of a new drug on humans, which may delay ultimate FDA or other regulatory approval (including corresponding foreign regulatory agencies) or even lead to the termination of Migami’s efforts to develop such product for commercial use. Companies in the biotechnology industry have suffered significant setbacks in advanced clinical trials, even after demonstrating promising results in earlier trials. The failure to adequately demonstrate the safety and efficacy of a product candidate under development could delay or prevent regulatory approval of the product candidate. A delay or failure to receive regulatory approval for any of Migami’s product candidates could prevent it from commercializing such candidates and Migami could incur substantial additional expenses as it attempts to further develop such candidates and obtain future regulatory approval.

If Migami does not prevail in its lawsuit with SMI, it may be required to make a large payment to SMI, including all or a portion of its intellectual property.

On September 4, 2009, SMI, one of Migami’s former business development partners, filed a lawsuit against Migami and John Park Arizona Superior Court for claims including breach of contract, judicial foreclosure of a security interest, consumer fraud, breach of fiduciary duty and conversion, based on Migami’s alleged failure to repay certain loans. SMI is seeking at least $10,000,000 as well as all of Migami’s intellectual property.  SMI currently holds a $1,000,000 note issued by Migami and made an equity investment of $2,000,000 in PMGK, a subsidiary of Migami. Migami may not prevail in its claims against SMI and even if it does, it may still be required to make a large payment to SMI, including all or a portion of its intellectual property, to satisfy a judgment or settlement with SMI. Further, this litigation will require Migami to expend its time and resources on the matter and divert the time and attention of its management from the pursuit of its operations.

Risks Related to BBV and the Transaction

If BBV is unable to consummate a business combination within the required time frame, its public shareholders may receive less than $8.00 per share upon distribution and its warrants will expire worthless.

At a Special Meeting of Stockholders held on February 12, 2010, BBV’s stockholders approved a proposal to extend the time on or before which BBV must consummate its initial business combination from February 13, 2010 to February 13, 2011.  If BBV does not complete the Transaction or another business combination by February 13, 2011, it will dissolve and liquidate.  Upon dissolution, BBV will distribute to all holders of its IPO Shares, in proportion to their respective equity interests, an aggregate sum equal to the amount in the trust account (net of taxes payable and that portion of the interest earned previously released to us) and net assets held outside the trust account. The BBV Founders have waived their rights to participate in any liquidating distribution with respect to their Founder Shares. There will be no distribution from the trust account with respect to our warrants which will expire worthless.

BBV will pay the costs of our dissolution and liquidation of the trust account from our remaining assets outside of the trust account, and we estimate such costs to be between $75,000 and $125,000. Upon notice from us, the trustee of the trust account will liquidate the investments constituting the trust account and will turn over the proceeds to our transfer agent for distribution to our public shareholders as part of our shareholder-approved dissolution and plan of distribution. Concurrently, we shall pay, or reserve for payment from interest released to us from the trust account if available, our liabilities and obligations, although we cannot give you assurances there will be sufficient funds outside the trust account for such purpose. The amounts held in the trust account may be subject to claims by third parties, such as vendors, prospective target business or other entities, if we do not obtain waivers in advance from such third parties prior to such parties providing us with services or entering into arrangements with them.  Each of Eric M. Zachs and Robert H.J. Lee have agreed that, if we dissolve prior to the consummation of a business combination, they will jointly and severally indemnify us for all claims of creditors or any potential target businesses, to the extent we fail to obtain valid and enforceable waivers from such parties to ensure that the proceeds in the trust account are not reduced. However, we cannot assure you they will be able to satisfy those obligations. If a claim were made that resulted in Messrs. Zachs and Lee having personal liability and they refused to satisfy their obligations, we would have a fiduciary obligation to bring an action against them to enforce our indemnification rights and would accordingly bring such an action against them. However, we have not requested that either of Messrs. Zachs or Lee reserve for these indemnification obligations, and we therefore cannot assure you they will be able to satisfy those obligations if required to do so, or that the amounts in the trust account will not be reduced by such claims.

Additionally, if we are forced to file a bankruptcy case or an involuntary bankruptcy case is filed against us which is not dismissed, the amounts held in the trust account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our public shareholders. To the extent any bankruptcy claims deplete the trust account, we cannot assure you we will be able to return to our public shareholders at least $8.00 per share.

BBV’s board of directors may be required to liquidate the Company if the Transaction is not consummated on or before April 19, 2010.

On February 8, 2010, the Company entered into the Stock Purchase Agreements with the Investors pursuant to which the Investors purchased an aggregate of 3,682,689 Extension Shares through independent, privately negotiated transactions with third parties.  If the Transaction is not consummated, the Company is not obligated to pay the Investors any further fees (beyond those it has already paid) and the Investors will receive the pro rata portion of the trust account due to them in connection with the liquidation of the Company.  In the event the Transaction is consummated, the Company will repurchase from the Investors the Extension Shares for a price equal to the aggregate purchase price paid by the Investors to acquire the Extension Shares plus an additional amount equal to 2.25% of the aggregate purchase price for each 30 day period the Extension Shares are held (prorated to reflect the actual numbers of days the Extension Shares are held).  As additional consideration, Migami paid the Investors $170,000 in cash and issued restricted shares of its common stock to the Investors (based on their pro rata purchases) in an amount which would entitle the Investors to receive 275,000 shares of Common Stock as part of the Transaction Consideration.   Additionally, (i) because the Transaction was not consummated within 30 days of the purchase of the Extension Shares, Migami will issue restricted shares of its common stock to the Investors (based on their pro rata purchases) in an amount which would entitle the Investors to receive an additional 225,000 shares of Common Stock as part of the Transaction Consideration, (ii) if the Transaction is not consummated within 60 days of the purchase of the Extension Shares, Migami will issue restricted shares of its common stock to the Investors (based on their pro rata purchases) in an amount which entitle the Investors to receive 6,667 shares of Common Stock as part of the Transaction Consideration, for each day beyond the 61st day from the date of purchase the Transaction is not consummated, to be divided pro rata among the Investors, and, and (iii) cash in the aggregate amount of $22,096 per day for each day beyond March 15, 2010 in which the Transaction is not consummated, which amount shall be divided pro rata among the Investors.

As a result of certain payment defaults pursuant to the Stock Purchase Agreements, Migami has paid cash penalties to the Investors in the amount of $100,000 and has issued restricted shares of its common stock to the Investors in an amount which would entitle the Investors to receive an additional 375,000 shares of Common Stock as part of the Transaction Consideration (collectively, the “Penalties”).

Migami expects to enter into an agreement with the Investors which will provide that in consideration for the Investors’ waiver of further defaults relating to late payments under the Stock Purchase Agreements and Escrow Agreement and their agreement to hold in escrow documents which would terminate the corporate existence of BBV and require the distribution of all funds from the trust account (the “Waiver”), Migami will: (i) deliver a number of Migami shares equivalent to 350,000 post-Transaction shares of Common Stock by March 31, 2010, (ii) pay $250,000 in cash by April 1, 2010 (as a partial interest payment under the Stock Purchase Agreements), (iii) provide by April 8, 2010 (a) a secured promissory note in an amount equal to the remaining interest due under the Stock Purchase Agreements less $250,000 and recalculated as of the date of repurchase of the Investors’ shares by BBV or a third party which shall be pre-payable without penalty, contain reasonable and customary events of default and will be mandatorily repayable out of fifty percent (50%) of all income earned by Migami, (b) a form of security agreement acceptable to the Investors and (c) file in Nevada and other jurisdictions as requested by the Investors UCC financing statements evidencing the security interest of the Investors.  If the Waiver is not entered into or if Migami does not comply with any of the foregoing conditions of the Waiver in a timely manner, the Investors may deliver the termination documents to BBV’s transfer agent and terminate BBV’s corporate existence.

In consideration for the Fees, Penalties and Waiver, and provided the Special Meeting of Stockholders occurs on or before April 19, 2010, the Investors agreed to irrevocably grant each of John Park and Eric Zachs proxies to vote the Extension Shares at the Special Meeting of Stockholders.  Additionally, each of John Park and Migami agreed to indemnify the Investors in the event the aggregate purchase price paid for the Extension Shares and the Fees are not fully paid to the Investors.

As a result of the Company’s agreement with the Investors to consummate the closing of the Stock Purchase Agreements no later than April 19, 2010, the board of directors may be required to liquidate the Company in the event the Transaction is not consummated by such date if it must use proceeds from the trust account to satisfy its obligations under the Stock Purchase Agreements. In such event, the proceeds of the trust account will be distributed to holders of the outstanding IPO Shares, including those persons who voted in favor of the Extension Proposal.

Our shareholders may be held liable for claims by third parties against us to the extent of distributions received by them.

Under the laws of the Republic of the Marshall Islands, shareholders may be held liable for claims by third parties against a corporation to the extent of distributions received by them in a dissolution. If we complied with the procedures set forth in Section 106 of the Marshall Islands Business Corporations Act, or BCA, which are intended to ensure we make reasonable provision for all claims against us, including a six month notice period during which any third-party claims can be brought against us before any liquidating distributions are made to shareholders, any liability of a shareholder with respect to a liquidating distribution is limited to the lesser of such shareholder’s pro rata share of the claim or the amount distributed to the shareholder, and any liability of the shareholder would be barred after the period set forth in such notice. However, it is our intention to make liquidating distributions to our shareholders as soon as reasonably possible after dissolution and we do not intend to comply with the six month notice period (which would result in Messrs. Zachs and Lee being liable for claims for which we did not provide). As such, to the extent Messrs. Zachs and Lee cannot cover such liabilities, our shareholders could potentially be liable for any claims to the extent of distributions received by them in a dissolution and any such liability of our shareholders will likely extend beyond the third anniversary of such dissolution. Accordingly, we cannot assure you that third parties will not seek to recover from our shareholders amounts owed to them by us. As such, our shareholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of our shareholders may extend well beyond the third anniversary of the date of distribution. Accordingly, we cannot assure you that third parties will not seek to recover from our shareholders amounts owed to them by us.

If we are forced to file a bankruptcy case or an involuntary bankruptcy case is filed against us which is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by our shareholders. Furthermore, because we intend to distribute the proceeds held in the trust account to our public shareholders promptly upon our dissolution, this may be viewed or interpreted as giving preference to our public shareholders over any potential creditors with respect to access to or distributions from our assets. Furthermore, our board of directors may be viewed as having breached their fiduciary duties to our creditors and/or may have acted in bad faith, and thereby exposing itself and our company to claims of punitive damages, by paying public shareholders from the trust account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons.

The BBV Founders have certain interests in consummating the Transaction that may have influenced their decision to approve the business combination with Migami.

The BBV Founders own the Founder Shares and Founder Warrants and have waived their right to receive distributions with respect to their Founder Shares upon BBV’s liquidation if it is unable to consummate a business combination. Further, if BBV is not able to consummate a business combination, the Founder Warrants will expire worthless. Accordingly, these shares of Common Stock and Warrants will be worthless if the Transaction is not consummated (or such earlier date as explained above) and BBV is forced to liquidate. As of the Record Date, the BBV Founders held $10,285,312.50 in Common Stock (based on a market price of $7.95 per share) and $430,947.32 in Warrants (based on a market price of $0.23 per warrant), all of which will expire worthless if a business combination is not consummated. Pursuant to the Option Agreement, Vision Fair was required to acquire all of the Founder Warrants and 293,750 of the Founder Shares from the BBV Founders for an aggregate purchase price of $3.25 million.  Of that amount, $100,000 has already been paid, therefore, $3.15 million was due on December 31, 2009 and not paid (the parties are negotiating the terms of that transaction).  These financial interests of the BBV Founders may have influenced their decision to approve BBV’s transaction with Migami and to continue to pursue the Transaction. You should consider these financial interests when considering the recommendations of BBV’s board of directors to vote for the Merger Proposal and other proposals.

Completion of the Transaction is subject to a number of conditions.

The obligations of the parties to consummate the Transaction are subject to the satisfaction or waiver of specified conditions set forth in the Merger Agreement, including material adverse effects and delivery of acceptable financial statements of Migami to BBV prior to closing. Such conditions include satisfaction by all parties of covenants and obligations contained in the Merger Agreement, the accuracy in all material respects on the date of the Merger Agreement and the closing date of all of BBV’s and Migami’s representations and warranties, non-existence of legal action against any of them, receipt of material consents, approval of regulatory agencies, stockholder approval of the Merger Proposal, redemption by less than 30% of the IPO shares (such percentage inclusive of stockholders representing 23.79% of the IPO Shares who already voted against the Extension Proposal and exercised their redemption rights at the Extension Meeting) and execution of ancillary agreements. It is possible some or all of these conditions will not be satisfied or waived by BBV or Migami, and therefore, the Transaction may not be consummated.

If the holders of the Founder Shares and Founder Warrants exercise their registration rights, it may have an adverse effect on the market price of our Common Stock.

The holders of the Founder Shares and Founder Warrants are entitled to require us to register the resale of their Common Stock at any time after the date on which their shares are released from escrow, which, except in limited circumstances, will not be before the one year anniversary of the consummation of the Transaction. If the holders of the Founder Shares and Founder Warrants exercise their registration rights with respect to all of their 1,293,750 Founder Shares and 1,873,684 Founder Warrants, there will be such additional number of shares of Common Stock eligible for trading in the public market, assuming the Transaction is approved. The presence of this additional number of shares eligible for trading in the public market may have an adverse effect on the market price of our Common Stock.

Provisions in our charter documents may inhibit a takeover of us, which could limit the price potential investors might be willing to pay in the future for our Common Stock and could entrench management.

Our charter and bylaws contain provisions that may discourage unsolicited takeover proposals that stockholders may consider to be in their best interests. Our board of directors has the ability to designate the terms of and issue new series of preferred stock which could be issued to create different or greater voting rights which may affect an acquiror’s ability to gain control of us. Also, if the Elimination Proposals are not approved, our board of directors will maintain its three-class structure, in which each class of directors generally serves for terms of three years with only one class of directors being elected in any given year. If the Elimination Proposals are approved, we will have just one class of directors. These provisions may make more difficult the removal of management and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our securities.

BBV’s stockholders will experience immediate dilution as a consequence of the issuance of the Transaction Consideration, which will significantly reduce the influence of BBV’s current stockholders.

Following the consummation of the Transaction, the influence of BBV’s public stockholders will be significantly reduced. These stockholders will hold, in the aggregate, approximately 12% of the issued and outstanding Common Stock, while Migami will hold approximately 88% of the issued and outstanding Common Stock (54% on a fully diluted basis), assuming 100% redemption of  the IPO Shares.  In addition, many of the new directors and officers have a previous relationship with Migami.  As a result, the influence of BBV’s current stockholders on management will likely be significantly reduced after the Transaction.

Concentration of ownership after the Transaction may have the effect of delaying or preventing a change in control.

If a business combination with Migami is consummated, Migami will own approximately 88% of the issued and outstanding Common Stock (54% on a fully diluted basis).  As a result, Migami, its officers, directors, affiliates and beneficial holders will have the ability to significantly influence the outcome of corporate actions requiring stockholder approval. This concentration of ownership may have the effect of delaying or preventing a change in control and might adversely affect the market price of the Common Stock.

If any amounts from the trust account are distributed to us, we may apply the proceeds released from the trust account in a manner that does not improve its results of operations or increase the value of your investment.

If any amounts from the trust account are distributed to us, we intend to use the net proceeds released from the trust account following consummation of the Transaction for general corporate purposes, including working capital and the payment of expenses associated with the Transaction.  Other than these uses, the Company does not have specific plans for the funds and will have broad discretion regarding how it uses such funds. These funds could be used in a manner with which you may not agree or applied in ways that do not improve the Company’s results of operations or increase the value of your investment.

BBV may grant future investors a security interest in any cash remaining in the trust account or in any or all of the assets of BBV.

In connection with our efforts to replace the current owners of our Common Stock with long-term sources of capital, BBV may be required to grant such investors a security interest in any cash remaining in the trust account following the consummation of the Transaction and the payment of our expenses.  Additionally, we may be required to grant any such long-term sources of capital a security interest in any or all of the assets of BBV.  If we are required to provide any such security interests in connection with our attempts to raise long-term capital, all or a portion of such cash may be considered “restricted” and we may be unable to effectively pursue strategies which maximize stockholder value (including disposing of such assets).  Furthermore, any such security interests could reduce the amount available to our stockholders in connection with any bankruptcy or reorganization of BBV and have a material adverse effect on our financial position, our ability to raise future capital on commercially reasonable terms (if at all) and the value of your investment.

BBV’s ability to request indemnification from Migami for damages arising out of the Transaction terminates upon the consummation of the Transaction.

Claims for indemnification (other than relating to tax matters) may be asserted against Migami by BBV only until consummation of the Transaction. As a consequence of these limitations, BBV may not be able to be entirely compensated for indemnifiable damages it may sustain in connection with the Transaction.

The exercise of BBV’s directors’ and officers’ discretion in agreeing to changes or waivers in the terms of the Transaction may result in a conflict of interest when determining whether such changes or waivers are appropriate and in the best interests of BBV’s stockholders.

In the period leading up to the closing of the Transaction, events may occur which would require BBV to agree to amend the Merger Agreement, to consent to certain actions taken by Migami or to waive certain rights of BBV under the Merger Agreement. Such events could arise because of changes in the course of Migami’s business, a request by Migami to undertake actions that would otherwise be prohibited by the terms of the Merger Agreement or the occurrence of events that would have a material adverse effect on Migami’s business and would entitle BBV to terminate the Merger Agreement. In any of such circumstances, it would be discretionary on BBV, acting through its board of directors, to grant its consent or waive its rights. The existence of the financial and personal interests of the directors described above may result in a conflict of interest on the part of one or more of the directors between what he may believe is best for BBV and what he may believe is best for himself in determining whether or not to take the requested action. As of the date of this proxy statement, BBV does not believe there will be any changes or waivers that its directors and officers would be likely to make after stockholder approval of the Merger Proposal has been obtained.

If the Transaction is completed, virtually all of the funds in the trust account will be used for the purchase, directly or indirectly, of the IPO Shares. As a consequence, if the Transaction is completed, such funds will not be available to the Company for working capital and general corporate purposes.

After the payment of expenses associated with the Transaction, including investment banking and deferred underwriting commissions (which is subject to negotiation between the parties), the balance of funds in BBV’s trust account will be available for working capital and general corporate purposes. However, virtually all of the funds in the trust account are expected to be used to acquire shares held by the Investors who purchased IPO Shares prior to the Extension Meeting. As a consequence of such purchases, the funds in BBV’s trust account that are so used will not be available to the Company after the Transaction.  BBV estimates that subsequent to the consummation of the Transaction, there will not be any funds remaining in the trust account.

Since BBV’s IPO prospectus did not disclose that BBV may use funds in its trust account to purchase Company securities in order to secure stockholder approval of the Extension Proposal or Merger Proposal, or that BBV may enter into a business combination with an entity whose primary operations are not in Asia, public stockholders at the time of the Transaction who purchased their Units in the IPO and have not redeemed their shares into cash may have rights to rescind their purchases and assert a claim for damages against BBV and its current and former directors and officers.

The prospectus issued by BBV in its IPO did not disclose that BBV may use funds in its trust account, directly or indirectly, to purchase the Company’s securities in order to secure approval of BBV’s stockholders for the Extension Proposal or Merger Proposal, or that BBV could enter into a business combination with an entity whose primary operations are not in Asia, each holder of IPO Shares at the time of the Transaction who purchased IPO Shares may bring securities law claims against BBV for rescission (under which a winning claimant has the right to receive the total amount paid for his or her securities pursuant to an allegedly deficient prospectus, plus interest and less any income earned on the securities, in exchange for surrender of the securities) or damages (compensation for loss on an investment caused by alleged material misrepresentations or omissions in the sale of a security). Such claims may entitle stockholders asserting them to up to $8.00 per share, based on the initial offering price of the IPO Units comprised of stock and Warrants, less any amount received from sale of the original Warrants purchased with them, plus interest from the date of the IPO (which, in the case of holders of IPO Shares, may be more than the pro rata share of the trust account to which they are entitled on redemption or liquidation). Such claims could further diminish the amount of funds available following the Transaction. A prevailing claimant for damages under federal or state law could be awarded an amount to compensate for the decrease in value of its Units caused by the alleged violation (including, possibly, punitive damages), together with interest, while retaining the Units.

Stockholders who wish to redeem their shares must comply with specific requirements for redemption that may make it more difficult for them to exercise their redemption rights prior to the deadline for exercising redemption rights.

BBV will require public stockholders who wish to redeem their shares to tender their certificates to BBV’s transfer agent prior to the stockholder meeting or to deliver their shares to the transfer agent electronically using the Depository Trust Company’s DWAC (Deposit/Withdrawal At Custodian) System. In order to obtain a physical stock certificate, a stockholder’s broker or clearing broker, DTC and BBV’s transfer agent will need to act to facilitate this request. It is BBV’s understanding that stockholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. However, because BBV does not have any control over this process or over the brokers or DTC, it may take significantly longer than two weeks to obtain a physical stock certificate. If it takes longer than anticipated to obtain a physical certificate, stockholders who wish to redeem may be unable to obtain physical certificates by the deadline for exercising their redemption rights and thus will be unable to redeem their shares.

Our stock price will be subject to market factors, and your investment in our securities could decline in value.

Following the Transaction, there is a risk that an active trading market in our securities may not develop or be adequately maintained. In addition, the overall market for securities in recent years has experienced extreme price and volume fluctuations that have particularly affected the market prices of many smaller companies. These fluctuations have been extremely volatile and are often unrelated or disproportionate to the operating performance of these companies. These broad market fluctuations could result in extreme fluctuations in the price of our securities, which could cause a decline in the value of your securities.

We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law, causing our public shareholders to have more difficulty in protecting their interests.

Our corporate affairs are governed by our amended and restated articles of incorporation and by-laws and by the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain United States jurisdictions. Shareholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our public shareholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction.

Our directors may not be considered “independent” under the policies of the North American Securities Administrators Association, Inc. and we thus may not have the benefit of independent directors examining our financial statements and the propriety of expenses incurred on our behalf subject to reimbursement.

All of our officers and directors either own shares of Common Stock, will own Common Stock following consummation of the Transaction or are officers and directors of companies that are stockholders of Migami.  No salary or other compensation has been or will be paid to our officers or directors for services rendered by them on our behalf prior to or in connection with the Transaction.  Although we believe one of the members of our board of directors is “independent” as that term is commonly used, under the policies of the North American Securities Administrators Association, Inc., because our directors may receive reimbursement for out-of-pocket expenses incurred by them in connection with activities on our behalf, it is likely state securities administrators would take the position that we do not have the benefit of independent directors examining the propriety of expenses incurred on our behalf and subject to reimbursement. Additionally, there is no limit on the amount of out-of-pocket expenses that could be incurred and there is no review of the reasonableness of the expenses by anyone other than our board of directors, which would include persons who may seek reimbursement, or a court of competent jurisdiction if such reimbursement is challenged. Although we believe all actions taken by our directors on our behalf have been and will be in our best interests, whether or not any directors are deemed to be “independent”, we cannot assure you this will actually be the case. If actions are taken or expenses are incurred that are actually not in our best interests, it could have a material adverse effect on our business and operations and the price of our stock.
We will no longer qualify as a “foreign private issuer” subsequent to the Transaction.

We are currently a “foreign private issuer” within the meaning of the rules promulgated under the Exchange Act. As such, we are exempt from certain provisions applicable to U.S. public companies including rules requiring the filing with the SEC of quarterly reports on Form 10-Q, Current Reports on Form 8-K and proxy statement. Subsequent to the December 31, 2010, we will no longer qualify as a foreign issuer. Accordingly, we will need to expend additional time and money to comply with the extensive SEC rules and regulations applicable to domestic companies.

We do not have a Chief Financial Officer with U.S. public company experience.

We do not currently have, and subsequent to the Transaction we will not have, a Chief Financial Officer that is familiar with the accounting and reporting requirements of a U.S. publicly-listed company.  No assurances can be given that we will be able to identify or afford the financial requirements of qualified candidates.  The position of Chief Financial Officer of a U.S. publicly-listed company is critical to the operations of such a company, and our failure to fill this position in a timely and effective manner will negatively impact our business.

BBV may qualify as a passive foreign investment company, or “PFIC,” which could result in adverse U.S. federal income tax consequences to holders of Common Stock and Warrants.

In general, BBV will be treated as a PFIC for any taxable year in which either (1) at least 75% of its gross income (looking through certain 25% or more-owned corporate subsidiaries) is passive income or (2) at least 50% of the average value of its assets (looking through certain 25% or more-owned corporate subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes, without limitation, dividends, interest, rents, royalties, and gains from the disposition of passive assets. If BBV is determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in the section of this proxy statement captioned “Taxation—U.S. Federal Income Tax Consequences—General”) of the Common Stock or Warrants, the U.S. Holder may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. Based on the composition of BBV’s assets to date (which have largely consisted of cash and other investment assets), as well as the composition of BBV’s income to date (which has largely consisted of interest), it is likely that BBV qualified as a PFIC in respect to its 2008 and 2009 taxable years. BBV’s actual PFIC status for its 2010 taxable year or any subsequent taxable year, however, will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to BBV’s status as a PFIC for its current taxable year or any future taxable year. U.S. Holders are urged to consult their own tax advisors regarding the possible application of the PFIC rules. For a more detailed explanation of the tax consequences of PFIC classification to U.S. Holders, see the section of this proxy statement captioned ‘‘Taxation—U.S. Federal Income Tax Consequences—Tax Consequences to U.S. Holders of Common Stock and Warrants—Passive Foreign Investment Company Rules.”

There is a risk that BBV could be treated as a U.S. domestic corporation for U.S. federal income tax purposes after the Transaction, which could result in significantly greater U.S. federal income tax liability to BBV, and adverse tax consequences to U.S. Holders of Common Stock and/or Warrants.

Section 7874(b) of the Internal Revenue Code generally provides that a corporation organized outside the United States which acquires, directly or indirectly, pursuant to a plan or series of related transactions substantially all of the assets of a corporation organized in the United States will be treated as a domestic corporation for U.S. federal income tax purposes if shareholders of the acquired corporation, by reason of owning shares of the acquired corporation, own at least 80% (of either the voting power or the value) of the stock of the acquiring corporation after the acquisition. Under temporary regulations recently promulgated under Section 7874, a warrant holder of either the acquired corporation or the acquiring corporation generally is treated for this purpose as owning stock of the acquired corporation or the acquiring corporation, as the case may be, with a value equal to the excess of the value of the shares underlying the warrant over the exercise price of the warrant. If Section 7874(b) were to apply to the Transaction, then, among other things, BBV would be subject to U.S. federal income tax on its worldwide taxable income following the Transaction as if BBV were a domestic corporation.  Moreover, given that BBV likely was a PFIC for its 2008 and 2009 taxable years (see the discussion below under “Taxation – U.S. Federal Income Tax Consequences – Tax Consequences to U.S. Holders of Common Stock and Warrants – Passive Foreign Investment Company Rules”), if BBV were treated as a domestic corporation under Section 7874(b), U.S. Holders of Common Stock or Warrants which held such Common Stock or Warrants during a taxable year in which BBV was a PFIC may be treated as having exchanged their Common Stock and/or Warrants for common stock and/or warrants in a company that is not a PFIC as a result of the Transaction, in which case such U.S. Holders may be subject to tax under the PFIC rules on any gain inherent in their Common Stock or Warrants.

Although Section 7874(b) should not apply to treat BBV as a domestic corporation for U.S. federal income tax purposes, holders of Common Stock and Warrants are urged to consult their own tax advisors on this issue. For a more detailed explanation of Section 7874(b) as it relates to the Transaction, see the section of this proxy statement captioned ‘‘Taxation—U.S. Federal Income Tax Consequences—Tax Status of the Company After the Transaction.”

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The statements contained in this proxy statement that are not purely historical are forward-looking statements. The forward-looking statements include, but are not limited to, statements regarding BBV’s, Migami’s or their respective management’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipates,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predicts,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.  Forward-looking statements in this proxy statement may include, for example, statements about:

•	BBV’s and Migami’s ability to complete the Transaction;

•
Migami’s plans and expectations regarding the timing and outcome of research, development, commercialization, manufacturing, marketing and distribution efforts for its technologies, products and product candidates (including Migami’s ability to enter into strategic partnerships relating to such efforts);

•
the domestic and international regulatory process relating to Migami’s technologies, products and product candidates, including the timing, status and results of filings with the U.S. Food and Drug Administration and foreign regulatory authorities and the timing, status and results of pre-clinical work and clinical studies;

•	Migami’s ability to generate commercially viable products and acceptance of its technology platforms;

•	Migami’s ability to finance operations on acceptable terms, either through the raising of capital, the incurrence of indebtedness or through strategic financing or commercialization partnerships;

•	Migami’s financial performance following consummation of the Transaction;

•	Migami’s ability to retain or recruit qualified officers, key employees or directors following the Transaction;

•	the potential for liquidity and trading in our securities following the Transaction

The forward-looking statements contained in this proxy statement are based on BBV’s and Migami’s current expectations and beliefs concerning future developments and their potential effects. There can be no assurance that future developments will be those they have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond BBV’s or Migami’s control) and other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include those factors described under the heading “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.

All forward-looking statements included herein attributable to BBV, Migami or any person acting on either party’s behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable laws and regulations, neither BBV nor Migami undertakes any obligation to update these forward-looking statements to reflect events or circumstances after the date of this proxy statement or to reflect the occurrence of unanticipated events.

Before you grant your proxy or instruct how your vote should be cast or vote on the approval of the Transaction, and the other proposals presented herein, you should be aware that the occurrence of the events described in the “Risk Factors” section and elsewhere in this proxy statement could have a material adverse effect on BBV and Migami, now or upon completion of the Transaction.

SPECIAL MEETING OF STOCKHOLDERS
General

BBV is furnishing this proxy statement to its stockholders as part of the solicitation of proxies by its board of directors for use at the Special Meeting of Stockholders to be held on April 14, 2010 and at any adjournment or postponement thereof. This proxy statement is first being mailed to BBV stockholders on or about March 29, 2010 in connection with the vote on the Merger Proposal, and the related stockholder proposals described in this proxy statement, as applicable. This proxy statement provides you with information you need to know to be able to vote or instruct your vote to be cast at the Special Meeting of Stockholders.

Date, Time and Place

The Special Meeting of Stockholders will be held at 10:00 a.m. New York time, on April 14, 2010, at the offices of Ellenoff Grossman & Schole LLP at 150 East 42nd Street, 11th Floor, New York, New York 10017.

Purpose of the BBV Special Meeting of Stockholders

At the Special Meeting of Stockholders, BBV will ask holders of its Common Stock to consider and vote upon the following proposals:

(1)  Proposal 1: The Merger Proposal — to consider and vote upon a proposal to approve the Transaction pursuant to the terms of the Merger Agreement;

(2)  Proposal 2: The Name Change Proposal — to consider and vote upon a proposal to adopt an amendment to BBV’s amended and restated articles of incorporation to change BBV’s corporate name to “Pharmanite Holdings, Inc.”;

(3)  Proposal 3: The Increase in Authorized Proposal — to consider and vote upon a proposal to adopt an amendment to BBV’s amended and restated articles of incorporation to increase the authorized capital stock of BBV from 51,000,000 shares, consisting of 50,000,000 shares of Common Stock and 1,000,000 shares of Preferred Stock to 101,100,000 shares, consisting of 100,000,000 shares of Common Stock and 1,000,000 shares of Preferred Stock, a portion of each of which will be issued to Migami in connection with the Transaction;

(4)  Proposal 4: The Elimination Proposals — to consider and vote upon the following separate proposals to amend the Company’s amended and restated articles of incorporation to eliminate certain special purpose acquisition company provisions: (i) to remove the provisions related to the Company’s status as a blank check company, including, among other things, the classification of the board of directors and (ii) to make the Company’s corporate existence, which currently terminates on February 13, 2011, perpetual; and

(5)  to conduct such other business as may properly come before the Special Meeting or any adjournment or postponement thereof.

Recommendation of BBV’s Board of Directors to BBV Stockholders

After careful consideration of the terms and conditions of the Merger Agreement, BBV’s board of directors has determined that the Merger Agreement and the transactions contemplated thereby are fair to, and in the best interests of, BBV and its stockholders. Accordingly, BBV’s board of directors has approved and declared advisable the Transaction and recommends that the stockholders vote or instruct their vote to be cast “FOR” the Merger Proposal.

BBV’s board of directors has determined that the Name Change Proposal, the Increase in Authorized Proposal and each of the Elimination Proposals are each fair to, and in the best interest of, BBV and its stockholders. Accordingly, BBV’s board of directors has approved and declared advisable the respective proposals and recommends you vote or instruct your vote to be cast “FOR” the approval of the Name Change Proposal, the Increase in Authorized Proposal and each of the Elimination Proposals.

Record Date; Who is Entitled to Vote

BBV has fixed the close of business on February 19, 2010, as the Record Date for determining BBV stockholders entitled to notice of and to attend and vote at the Special Meeting of Stockholders. As of the close of business on the Record Date, there were 5,237,684 shares of Common Stock outstanding and entitled to vote at the Special Meeting of Stockholders. Each share of Common Stock is entitled to one vote per share at the Special Meeting of Stockholders.  Pursuant to agreements with BBV all of, the Founder Shares will be voted on the Merger Proposal in accordance with the majority of the votes cast on such proposal by the holders of the IPO Shares.

Quorum and Required Vote of BBV Stockholders

A quorum of BBV stockholders is necessary to hold a valid meeting. A quorum will be present at the Special Meeting of Stockholders if a majority of the Common Stock outstanding and entitled to vote at the Special Meeting of Stockholders is represented in person or by proxy. Abstentions and broker non-votes will count as present for the purposes of establishing a quorum.

The approval of the Merger Proposal requires (1) the affirmative vote of the majority of the shares of Common Stock voted at the Special Meeting, assuming a quorum is established, and (2) that less than 30% of the IPO Shares, in the aggregate, vote against, and exercise their redemption rights in connection with, the Extension Proposal and the Merger Proposal and demand redemption of their IPO Shares into a pro rata portion of the trust account.  Subsequent to the redemption of the 1,231,066 IPO Shares in connection with the Extension Meeting, the Investors currently own approximately 93% of the IPO Shares outstanding as of the Record Date. The Investors have given John Park and Eric Zachs proxies to vote such shares, assuming satisfaction by BBV and Migami of certain conditions.  Messrs. Park and Zachs have indicated their intention to vote such shares in favor of the Merger Proposal.  Accordingly, it is expected there will be an affirmative vote of a majority interest of the Common Stock in favor of the Merger Proposal and that less than 30% of the IPO Shares will be voted, in the aggregate, against the Extension Proposal and the Merger Proposal.

The approval of the Name Change Proposal, the Increase in Authorized Proposal and each of the Elimination Proposals will each require the affirmative vote of a majority of the shares of the Common Stock issued and outstanding as of the Record Date.

Abstentions and Broker Non-Votes

Proxies that are marked “abstain” and proxies relating to “street name” shares of Common Stock that are returned to BBV but marked by brokers as “not voted” will be treated as shares of Common Stock present for purposes of determining the presence of a quorum on all matters at the Special Meeting of Stockholders. The latter will not be treated as shares of Common Stock entitled to vote on any matter as to which authority to vote is withheld from the broker. If you do not give the broker voting instructions, under applicable self-regulatory organization rules, your broker may not vote your shares on “non-routine” proposals, which include the Merger Proposal, the Name Change Proposal, the Increase in Authorized Proposal and each of the Elimination Proposals.

Broker non-votes or abstentions will have the same effect as a vote “AGAINST” the Merger Proposal, the Name Change Proposal, the Increase in Authorized Proposal and each of the Elimination Proposals. The failure to vote on the Name Change Proposal, the Increase in Authorized Proposal, and the Elimination Proposals will have the same effect as a vote “AGAINST” those proposals. The failure to vote on the Merger Proposal will neither be counted as “FOR” nor “AGAINST” the Merger Proposal.

Voting Your Common Stock

Each share of Common Stock you own in your name entitles you to one vote on each proposal (as applicable). Your one or more proxy cards show the number of shares of Common Stock you own. There are two ways to vote your shares of Common Stock:

•
You can vote by signing and returning the enclosed proxy card. If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares of Common Stock will be voted, as recommended by our board of directors: “FOR” the Merger Proposal, “FOR” the Name Change Proposal, “FOR” the Increase in Authorized Proposal and “FOR” each of the Elimination Proposals.

•
You can attend the Special Meeting of Stockholders (as applicable) and vote in person. We will give you a ballot when you arrive. However, if your shares of Common Stock are held in the name of your broker, bank or another nominee, you must get a proxy from the broker, bank or other nominee. That is the only way we can be sure that the broker, bank or nominee has not already voted your shares of Common Stock.

Revoking Your Proxy

If you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:

•	you may send another proxy card with a later date;
•	you may notify BBV’s Secretary, in writing before the Special Meeting of Stockholders, as applicable, that you have revoked your proxy; or
•	you may attend the Special Meeting of Stockholders, as applicable, revoke your proxy and vote in person, as indicated above.

No Additional Matters May Be Presented at the Special Meeting

The Special Meeting of Stockholders have been called only to consider the approval of the Merger Proposal, the Name Change Proposal, the Increase in Authorized Proposal and each of the Elimination Proposals, respectively. Under the Company’s bylaws, other than procedural matters incident to the conduct of the Special Meeting of Stockholders, no other matters may be considered if they are not included in the notice of the Special Meeting of Stockholders.

Who Can Answer Your Questions About Voting Your Shares of Common Stock

If you have any questions about how to vote or direct a vote in respect of your Common Stock, you may call Advantage Proxy, BBV’s proxy solicitor, at (877) 870-8565, or BBV’s President, Eric M. Zachs at (860) 727-5734.

Redemption Rights

Any of BBV’s holders of IPO Shares as of the Record Date who vote their IPO Shares against the Merger Proposal may also demand such shares be redeemed into a pro rata portion of the trust account, calculated as of two business days prior to the consummation of the Transaction. If demand is properly made and the Transaction is consummated, these shares will be redeemed into a pro rata portion of funds deposited in the trust account plus interest, calculated as of such date.

BBV stockholders seeking to exercise their redemption right, whom we refer to as redeeming stockholders, must vote against the Merger Proposal, affirmatively elect redemption of their Common Stock and properly tender their shares for redemption. Abstentions and broker non-votes do not satisfy this requirement. Holders demanding redemption must deliver their shares (either physically or electronically using Depository Trust Company’s DWAC (Deposit Withdrawal at Custodian) System) to BBV’s transfer agent prior to the Special Meeting. If you hold the shares in street name, you will have to coordinate with your broker to have your shares certificated or delivered electronically. Shares that have not been tendered (either physically or electronically) in accordance with these procedures will not be redeemed into cash.

The closing bid price of BBV’s common stock on March 25, 2010 was $7.50. After payments of approximately $9.8 million to stockholders who exercised their redemption rights in connection with the Extension Meeting, the amount held in the trust account as of March 29, 2010 was approximately $31.6 million ($8.00 per IPO Share). Prior to exercising redemption rights, stockholders should verify the market price of the Common Stock as they may receive higher proceeds from the sale of their Common Stock in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. BBV cannot assure its stockholders they will be able to sell their shares of Common Stock in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in BBV’s securities when BBV’s stockholders wish to sell their shares.

If you exercise your redemption rights, you will be exchanging your shares of Common Stock for cash and will no longer own those shares. You will be entitled to receive cash for these shares only if you vote against the Merger Proposal, properly demand redemption and deliver your stock certificate (either physically or electronically) to BBV’s transfer agent prior to the Special Meeting of Stockholders.

Appraisal Rights

No appraisal rights are available under the Marshall Islands Business Corporations Act, or BCA, to the stockholders of BBV in connection with the proposals set forth herein. Any holder of IPO Shares who votes against the Merger Proposal may, at the same time, demand that BBV redeem his shares for a pro rata portion of the trust account. The only rights for those stockholders voting against the Transaction who wish to receive cash for their shares is to simultaneously demand payment for their shares from the trust account.

A majority of the holders of Migami’s stockholders have approved the Merger Agreement by written consent, and thus have waived any appraisal rights.

Proxy Solicitation Costs

BBV is soliciting proxies on behalf of its board of directors. All solicitation costs will be paid by BBV. This solicitation is being made by mail but also may be made by telephone or in person. BBV and its directors, officers and employees may also solicit proxies in person, by telephone or by other electronic means, including email and facsimile.

BBV will ask banks, brokers and other institutions, nominees and fiduciaries to forward its proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. BBV will reimburse them for their reasonable expenses. BBV has hired Advantage Proxy to assist in the proxy solicitation process and will pay Advantage Proxy $2,000 plus expenses for such services.

Founder Shares and Founder Warrants

Prior to its IPO, BBV issued the Founder Shares to the BBV Founders.  In connection with the IPO, BBV entered into agreements with each of the BBV Founders pursuant to which the BBV Founders agreed to vote the Founder Shares on the Merger Proposal in accordance with the majority of the votes cast by the holders of the IPO Shares. The Founder Shares have no liquidation rights and will be worthless if no business combination is effected by BBV. In connection with the IPO, the BBV Founders placed the Founder Shares in escrow with Continental Stock Transfer & Trust Company and agreed they would not sell the Founder Shares until one year after the consummation of a business combination, subject to earlier release within such twelve month period if BBV consummates a subsequent transaction that results in all of BBV’s stockholders having the right to exchange their shares for cash, securities or other property. In connection with the IPO, BBV also issued Founder Warrants to the BBV Founders. The Founder Warrants were placed into a separate escrow account maintained by Continental Stock Transfer & Trust Company, acting as escrow agent. The Founder Warrants are not transferable during the escrow period and will not be released from escrow until 60 days after the completion of the business combination. The BBV Founders originally paid $25,000 for the Founder Shares and $1,780,000 for the Founder Warrants.

As of February 19, 2010, the record date for the BBV special meeting, the BBV Founders beneficially owned an aggregate of 1,293,750 shares of Common Stock, or approximately 24.7% of the outstanding shares of the Company (after giving effect to the redemption of 23.79% of the IPO Shares in connection with the Extension Meeting). They have agreed to vote all such shares in accordance with the majority of the IPO Shares with respect to the Merger Proposal. However, any shares they purchased or may purchase in the open market will be voted in favor of all of the proposals set forth herein.

PROPOSALS TO BE CONSIDERED BY BBV STOCKHOLDERS

PROPOSAL 1 — THE MERGER PROPOSAL

The discussion in this proxy statement of the Merger Proposal and the principal terms of the Merger Agreement is subject to, and is qualified in its entirety by reference to, the Merger Agreement, which is attached as Annex I to this proxy statement and is incorporated in this proxy statement by reference.

General Description of the Transaction

Pursuant to the Merger Agreement, Pharmanite will merge with BBV Sub, following which Pharmanite will be the surviving entity and a wholly-owned subsidiary of BBV. At the closing, and subject to certain adjustments as hereinafter described, in exchange for all of the issued and outstanding capital stock of Pharmanite, Migami will receive 9,706,250 newly issued shares of Common Stock.  The Transaction Consideration has an approximate aggregate value of $77.6 million.

Background of the Transaction

The terms of the Merger Agreement are the result of arms-length negotiations between representatives of BBV and Migami. The following is a discussion of the background of these negotiations, the Transaction and related transactions.

BBV was formed as a blank check company organized under the laws of the Republic of the Marshall Islands on August 8, 2007. It was formed for the purpose of acquiring, or acquiring control of, one or more operating businesses having their primary operations in Asia through a merger, capital stock exchange, asset acquisition, stock purchase or other similar business combination, or contractual arrangements.

On February 13, 2008, BBV closed its initial public offering of 5,175,000 Units, with each Unit consisting of one share of Common Stock and one warrant to purchase one share of Common Stock at an exercise price of $5.00 per share. The Units from our IPO (including the over-allotment option) were sold at an offering price of $8.00 per Unit.

BBV received net proceeds of $41,400,000 from the IPO and the sale of the Founder Warrants, which amount is held in a trust account and will be released to the Company upon the earlier of: (i) the consummation of a business combination; or (ii) the Company’s liquidation. As of March 29, 2010, after payments of approximately $9.8 million to holders of the IPO Shares that voted against the Extension Proposal and exercised their redemption rights, approximately $31.6 million was held on deposit in the trust account. No cash consideration is being paid in connection with the Transaction. BBV intends to use the funds held in the trust account to pay for transaction fees and expenses, tax obligations, deferred underwriting discounts and commissions, to pay stockholders who properly exercise their redemption rights, to purchase IPO Shares from the Investors and the balance, if any, for general corporate purposes of the combined entity following the consummation of the Transaction.

Pursuant to BBV’s amended and restated articles of incorporation, BBV must consummate a business combination on or before February 13, 2011, or it must dissolve and liquidate.  As a result of the Company’s agreement with the Investors to consummate the closing of the Stock Purchase Agreements no later than April 19, 2010, the board of directors may be required to liquidate the Company in the event the Transaction is not consummated by such date if it must use proceeds from the trust account to satisfy its obligations under the Stock Purchase Agreements.  In the event BBV is able to obtain funds or otherwise satisfy its obligations under the Stock Purchase Agreements from other sources, the board of directors may determine to continue BBV’s corporate existence until February 13, 2011, even if the Merger Proposal is not approved.

During the period immediately subsequent to our IPO on February 13, 2008, we were involved in identifying and evaluating prospective businesses regarding potential business combinations. We have contacted those industry professionals whom we believed could be of strategic assistance in sourcing potential deals for us, including investment bankers, business consultants, accountants and lawyers. Through the relationships of our board of directors, officers and senior advisors, we also sought out owners of companies and investment bankers or business brokerage companies active in our industry.

We were able to source opportunities both by approaching private companies and by responding to inquiries or references from the various sources of deal flow noted above. We did not limit ourselves to any single transaction structure (i.e., cash vs. stock issued to potential seller, straight merger, corporate spin-out or management buy-out). Active sourcing involved BBV management, among other things:

•
initiating conversations, both directly and via a private company’s major stockholders, members, or directors as well as professionals and industry contacts we have known during our professional careers, with private companies which management believed could make attractive business combination partners;

•	contacting professional service providers (accountants, attorneys, actuaries and consultants);

•	using our network of business associates and friends for leads;

•	working with third-party intermediaries, including investment bankers; and

•	inquiring directly of business owners of their interest in having one of their businesses enter into a business combination.

Management also fielded inquiries and responded to solicitations by: (i) companies looking for capital or investment alternatives and (ii) investment bankers or other similar professionals who represent companies engaged in a sale or fund-raising process. We considered a number of companies in various sectors within Asia, including solar and wind power, food and consumer products.

In determining the suitability of potential targets, the Company’s management considered the following factors concerning potential business combination partners, as being material to their decision:

•	growth potential;
•	financial condition and results of operation;

•	capital requirements;

•	the value and extent of intellectual property;

•	competitive position;

•	management;

•	stage of development of the products, processes or services;

•	degree of current or potential market acceptance of the products, processes or services;

•	proprietary features and degree of protection of the products, processes or services; and

•	costs associated with effecting the business combination.

The evaluation relating to the merits of a particular business combination were based primarily, to the extent relevant, on the above factors. In evaluating a prospective business combination partner, we conducted such diligence as we deemed necessary to understand a particular potential business combination partner’s business that included, among other things, meetings with the potential business partner’s management, where applicable, as well as review of financial and other information made available to us.

As a result of these efforts described above, the Company initiated contact, either directly or through a third party intermediary, with approximately seventy potential business combination targets, including Migami. Furthermore, we executed non-disclosure agreements relating to several of such potential business combination targets. Additionally, we had discussions with a number of target companies with whom a non-disclosure agreement was not executed. With respect to some of the opportunities, discussions among the Company’s management and the potential business combination partners included financial disclosures, reviews of potential transaction structures, discussions of preliminary estimates of transaction values and discussions of management objectives, business plans and projections. Discussions, including introductory meetings attended by BBV’s officers or directors, occurred with potential targets on a periodic basis during the period from February 2008 through December 2009. Our management evaluated these candidates in light of the factors described above and discussed their findings with our board of directors, while also applying the following criteria: the potential merger value of each business; the probability of negotiating an acceptable business combination; and the amount of time remaining for the Company’s existence.

On December 23, 2008, Migami was introduced to BBV through Johnson Liu (a Migami stockholder and advisor) and Robert Lee (BBV’s chairman). On February 13, 2009, Migami and BBV executed a non-disclosure agreement.

On March 2, 2009, BBV sent Migami a draft of a letter of intent.

On March 9, 2009, BBV sent Migami a due diligence request package.

On July 3, 2009, Migami sent certain financial projections to BBV.

On July 23, 2009, BBV entered into a letter of intent with Migami for a business combination.

From July through November 2009, Migami was preparing the due diligence materials and BBV also considered other merger opportunities.  In October 2009, BBV negotiated with another potential target and Migami proposed the structure set forth in the Option Agreement and substantially on the terms of the letter of intent, which was ultimately executed on December 7, 2009.  The parties entered into the Side Letter on December 9, 2009, which allowed BBV to continue negotiations with other potential merger partners.  BBV determined that, based on a variety of factors including BBV’s time frame, the transaction with Migami was in the best interest of its shareholders.

On December 1, 2009, Migami formed Pharmanite as a Delaware corporation.

On December 7, 2009, BBV entered into the Option Agreement with the BBV Founders and Vision Fair. In addition, Mr. Park executed the Note payable to the BBV Founders.

On December 9, 2009, BBV and Vision Fair entered into the Side Letter, which among other things, allowed BBV to continue negotiations with other parties.

On February 8, 2010, the Company entered into the Stock Purchase Agreements with the Investors pursuant to which the Investors purchased the Extension Shares.

On February 8, 2010, the Company, John Park, Migami and the Investors entered into the Escrow Agreement.

On February 12, 2010, the Company held the Extension Meeting during which stockholders of the Company approved the Extension Proposal.

On February 26, 2010, Migami’s board of directors approved the Merger Agreement and the transactions contemplated thereby and recommended approval to its stockholders.

On February 26, 2010, persons holding a majority of Migami’s issued and outstanding common stock approved the Merger Agreement and the transactions contemplated thereby.

On February 26, 2010, BBV’s board of directors approved the Merger Agreement and the transactions contemplated thereby and recommended approval to its stockholders.

On February 27, 2010, BBV, BBV Sub, Migami and Pharmanite entered into the Merger Agreement.

On February 27, 2010, Migami and Eric Zachs, as the representative of the BBV Founders, entered into the Payment Guarantee.

Interest of BBV Stockholders in the Transaction

As a result of the Transaction, assuming 100% redemption of the IPO Shares, the present BBV stockholders (including the BBV Founders) will own approximately 12% of the Common Stock and Migami will own approximately 88% of the Common Stock (54% on a fully diluted basis).

Interests of BBV’s Directors and Officers and Others in the Transaction

In considering the recommendation of the board of directors of the Company to vote to approve the Merger Proposal, you should be aware that certain members of the board of directors have agreements or arrangements that provide them with interests in the Transaction that differ from, or are in addition to, those of the Company stockholders generally.

If the Transaction is not approved, the Company will be liquidated and the Founder Shares and Founder Warrants owned by the BBV Founders will be worthless because the holders of such securities are not entitled to receive any of the net proceeds of the IPO that may be distributed upon liquidation of the Company. Any Common Stock purchased in the open market by any of the BBV Founders will be entitled to a pro rata portion of the trust account. Mr. Zachs purchased an additional 218,750 Warrants in open market transactions following our initial public offering. The BBV Founders own a total of 1,293,750 shares of Common Stock which have a market value of $10,026,562.50 based on the Company’s share price of $7.75 as of March 26, 2010 and which will expire worthless if a business combination is not consummated. The BBV Founders also own a total of 1,873,684 Founder Warrants which have a market value of $505,894.68 based on the Company’s Warrant price of $0.27 as of March 26, 2010 and which will expire worthless if a business combination is not consummated. In addition, John Park has executed promissory notes in the aggregate principal amount of $217,000 to Eric Zachs in connection with Mr. Zachs making certain payments of expenses on behalf of Migami which Migami was obligated to make pursuant to the Merger Agreement, Option Agreement and the Stock Purchase Agreements.

The Founder Warrants were purchased in a private placement concurrent with the IPO. The holders of the Founder Warrants and Founder Shares are contractually prohibited from transferring these securities prior to one year after the consummation of a business combination (with limited exceptions), during which time the value of the shares may increase or decrease. Pursuant to the Option Agreement, Vision Fair was required to acquire the 1,873,684 Founder Warrants and 293,750 Founder Shares from the BBV Founders for an aggregate purchase price of $3.25 million ($3.15 million of which was due on December 31, 2009 and not paid and $100,000 of which was previously paid).  The parties are negotiating a revision to the terms of these arrangements and will file a Foreign Report on Form 6-K with the revised terms once the terms are finalized.

BBV’s Board of Directors’ Reasons for the Approval of the Transaction

Our board of directors concluded that the Transaction is in the best interests of our shareholders. Our board of directors considered a wide variety of factors in connection with its evaluation of the Transaction.  In light of the complexity of those factors, BBV’s board of directors did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors it considered in reaching its decision. In addition, individual members of BBV’s board may have given different weight to different factors.

In considering the Transaction, the BBV Board gave considerable weight to the following favorable factors:

Migami is well-positioned to capture market share in drug delivery applications in Asia.

Migami has acquired a number of advanced proprietary drug delivery technologies, which can be used to create health and wellness, beauty and natural anti-aging products including cosmetic, bi-layer film strip and nasal transmucosal platforms, each with its own targeted applications.  Migami’s cosmetic platform is a proprietary liposome technology that can be delivered orally, topically, and transmucosally; the bi-layer film strip platform is licensed for all of Asia and enables delivery of a drug active in a thin film strip format that has become widely popular for use with medicinal and non-medicinal applications; the transmucosal delivery platform includes nasal spray, pump or gel formats that hold advantages over other delivery methods via direct absorption, rapid onset, and lower dosage and address critical issues such as exact dosage requirements, potential nasal degradation, and size or charge impediments for transmucosal movements.  In the event Migami is able to successfully license and deliver popular and household name pharmaceuticals via the above platforms, it will form a basis for significant growth and return in the Asia markets.

Migami has close relationships with large pharmaceutical and cosmeceutical companies in Asia, particularly Korea.

Migami has developed close relationships with KT&G, SK Telecom and LG Life Sciences among other pharmaceutical and cosmecuetical companies. Some of these companies have supported Migami financially as well as by licensing Migami technologies.  These relationships will allow Migami a dynamic means to expand distribution and development in Asia.

Migami has licensed potentially promising cancer therapies developed in conjunction with a highly credentialed US medical research institution.

Migami has acquired specific rights for a significant tumor-targeting nanodelivery platform, called RB94, from SynerGene Therapeutics Asia, Limited.  The platform was developed in cooperation with Georgetown University Medical Center’s Lombardo Cancer Center and revolves around a systemically administered, tumor-targeting nanoimmunoliposme complex (scL) for delivery of molecular medicines.  In this nanomedicine, the payload is encapsulated within a cationic liposome, the surface of which is decorated with an anti-transferrin receptor single-chain antibody fragment (TfRscFv) as the targeting moiety.  RB94 is a truncated retinoblastoma protein with potent tumor suppressor activity that is delivered with a plasmid in a targeted liposome vector.

Potential Negative Factors

In addition to the positive factors, BBV’s board of directors also considered the following potential negative factors:

•	The possibility that Migami’s drug delivery sales remain inconsistent or fail to materialize in the future;

•
The possibility that lawsuits in which Migami is engaged are settled or judged against Migami, which would severely restrict Migami’s potential revenue generation and viability as an operating company;

•	The possibility that Migami’s cancer therapy license is cancelled or that the therapy itself is not proved effective; and

•
The risk factors disclosed on pages 47 to 55 of this proxy, which are additional descriptions of events, risks and uncertainties that were critical to BBV’s analysis of Migami’s business, markets and future potential.

Certain other negative factors considered were:

Certain officers and directors of the Company may have different interests in the Transaction than the Company stockholders

The Company’s board of directors considered the fact certain officers and directors of the Company may have interests in the Transaction different from, or in addition to, the interests of the Company stockholders generally, including the matters described under “Interests of BBV Directors and Officers in the Transaction” contained herein.

The risk that Migami and its affiliates would control a significant percentage of our issued stock after the transaction

Upon the consummation of the Transaction and assuming redemption of 100% of the IPO Shares, Migami and its affiliates will beneficially own approximately 88% of the Common Stock (54% on a fully diluted basis). Therefore, Migami and its affiliates will be able to exercise significant control over the operations of BBV and may vote their Common Stock in ways adverse to or otherwise not in the best interest of our stockholders as a group.

The risk the Company’s current stockholders will experience substantial dilution upon consummation of the Transaction

If we consummate the Transaction, we will issue 9,706,250 shares of Common Stock. Our IPO stockholders currently own approximately 75.3% of the Company’s outstanding capital stock. Following the Transaction, all current BBV stockholders will own approximately 12% of our Common Stock.  We believe, despite the dilution in ownership our IPO stockholders will experience as a result of the Transaction, the Transaction is beneficial for them.

THE VALUATION OPINION

Opinion of Caris & Company

Effective February 23, 2010, BBV engaged Caris & Company (“Caris”), in connection with the Transaction to render an opinion to its board of directors as to whether, on the date of such opinion, the fair market value of Migami was at least equal to 80% of the balance of BBV’s trust account (excluding the amount held in the trust account representing a portion of the underwriters' discount).  Caris has experience and expertise in valuation and other financial matters with both domestic and international public and private pharmaceutical and healthcare companies.  There has not been any material relationship between Caris and either BBV Vietnam or Migami, nor is such a relationship currently contemplated, except that Caris may consider, in the future,  providing financial or other services with respect to the post-Transaction entity.  It is noted that Migami, which had agreed to assume certain Transaction-related expenses on behalf of BBV, retained Caris on February 12, 2010 with respect to delivering an opinion regarding the Transaction.  However, all parties subsequently agreed that BBV should have engaged Caris from the outset, and that such previous engagement with Migami, which was mutually terminated by Migami and Caris effective February 23, 2010, did not give rise to any conflict of interest, breach of confidentiality or any other matter that would preclude Caris’ engagement with BBV.  It is also noted that Caris has previously worked with Chardan Capital Markets, LLC, one of BBV’s past underwriters and advisors, who introduced Caris to BBV Vietnam and Migami. Except as described above, Caris has no involvement in the Merger and no prior relationship with either BBV or Migami.

Caris delivered an oral presentation to the board of directors of BBV on March 25, 2010, followed by its written opinion on March 27, 2010, which stated that, as of such date, and based upon and subject to the assumptions made, matters considered, and limitations on its review as set forth in the opinion, the fair market value of Migami was at least equal to 80% of the amount in BBV’s trust account (excluding deferred underwriting discounts and commissions).  Based on the analyses described herein, a wide range for the equity value of Migami was indicated.  The average and the median of selected median values of three valuation methodologies were observed, with weighting applied to the median of each methodology according to the relative usefulness and reliability of each methodology.  Based on this approach, as further described below, the range of equity value for Migami was estimated at $30.9 million to $33.4 million.  Based on information provided by BBV, Caris assumed the value of BBV’s trust account (excluding deferred underwriting discounts and commissions) to be $30.1 million as of the date of its opinion (and hence 80% of such amount equaled $24.1 million). The full text of the written opinion of Caris is attached as Annex III and is incorporated by reference into this proxy statement.  Caris will be entitled to receive a non-contingent, non-refundable fee in the amount of $140,000 for its services in rendering its opinion, some of which has been paid as of the date hereof. Caris will be entitled to reimbursement of reasonable out-of-pocket expenses up to $2,500 and legal expenses up to $15,000. BBV also agreed to indemnify Caris in the event Caris were to incur losses in connection with its services to BBV, except to the extent the losses were the result of Caris' intentional misconduct or gross negligence.

You are urged to read the Caris opinion carefully and in its entirety for a description of the assumptions made, matters considered, procedures followed and limitations on the review undertaken by Caris in rendering its opinion.  BBV will make available Caris’ opinion for inspection and copying at its principal executive office during regular business hours to any interested security holder or an authorized representative. A copy of such opinion will also be mailed to any interested security holder or authorized representative upon written request to BBV’s secretary and at the expense of the requesting security holder. Caris’ opinion is for the use and benefit of BBV’s board of directors in connection with its consideration of the Transaction and is not intended to be and does not constitute a recommendation to you as to how you should vote or proceed with respect to the Transaction.  Caris was not requested to opine as to, and its opinion does not in any manner address, the relative merits of the Transaction as compared to any alternative business strategy that might exist for BBV Vietnam, its underlying business decision to proceed with or effect the Transaction, and other alternatives to the Transaction that might exist for BBV.  Caris does not express any opinion as to the fairness, from a financial point of view, of the Transaction to BBV and its shareholders, the underlying valuation or future performance of Migami or the price at which BBV’s securities might trade at any time in the future.

The opinion is not a recommendation as to how any stockholder should vote or act with respect to any matters relating to the Transaction. Further, the opinion does not in any manner address the underlying business decision of BBV to engage in the Transaction, the fairness to BBV of the consideration to be paid by Migami in the Transaction or the relative merits of the Transaction as compared to any alternative business transaction or strategy (including liquidation of BBV after not completing a business combination transaction within the allotted time). The decision as to whether to approve the Transaction or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which the opinion is based.

In arriving at its opinion, Caris took into account an assessment of general economic, market and financial conditions, as well as its experience in connection with similar transactions and securities valuation activities. In so doing, among other things, Caris:

•	Reviewed the Merger Agreement dated February 27, 2010 by and among BBV, BBV Sub, Migami and Pharmanite;
•	Reviewed a draft of this proxy statement and certain other transaction-related documents, some of which were in draft form without final form provided to Caris;
•
Reviewed Migami's audited historical financial statements for the fiscal years ended December 31, 2006 and December 31, 2008, which incorporated financial information at and for the years ended December 31, 2005 through December 31, 2008. Each of Migami’s audited annual report for December 31, 2006 and December 31, 2008 includes a “going concern” opinion from its auditor, noting that it has an accumulated deficit and a working capital deficit which raises substantial doubt about its ability to continue as a going concern. Caris assumed, with BBV’s approval, that Migami continues to be a going concern;

•
Reviewed and analyzed a draft of Migami's unaudited interim financial statements for the period ended September 30, 2009.  Although requested, no financial statements for periods subsequent to September 30, 2009 were provided to Caris;

•
Reviewed Migami's common stock (ticker: MIGA on the Pink Sheets) historical trading prices and volume.  Caris noted that while Migami's shares are publicly traded on the Pink Sheets, the shares are unlisted and thinly traded; Caris determined that Migami’s share price was not necessarily indicative of its fair market value. Migami’s latest filing with the SEC was dated May 18, 2007 according to information on www.sec.gov;

•
Reviewed and analyzed a preliminary draft and a final version of Management Case financial projections of Migami dated March 22, 2010, prepared by Migami's management for the years ending December 31, 2010 through December 31, 2014;

•
Reviewed and analyzed a final version of Conservative Case financial projections of Migami dated March 22, 2010, prepared by Migami's management for the years ending December 31, 2010 through December 31, 2014., along with a summary of Migami’s management assumptions related to such financial projections;

•
Reviewed a draft of the unaudited September 30, 2009 balance sheet, and relied on discussions with Migami’s management, as well as Migami’s litigation counsel concerning other potential debt obligations and contingent liabilities;

•	Held several discussions with members of senior management of Migami concerning the operations, its history, its forecast and other matters deemed relevant to Caris’ analysis;
•	Reviewed Migami’s overview presentations, dated June 16, 2009;
•
Reviewed financial and operating information with respect to certain publicly-traded companies in the drug delivery, oncology and cosmetics industries, which Caris believed to be generally comparable to the business of Migami; Caris noted that certain information was derived from databases, including information on foreign companies, the accuracy of which could not be independently verified;

•	Performed other financial studies, analyses and investigations, and considered such other information, as Caris deemed necessary or appropriate;
•	Reviewed certain publicly available financial and other information about BBV and Migami;
•
Reviewed the valuation multiples for certain publicly traded companies Caris deemed relevant in lines of business similar to Migami. It is noted that certain information was derived from databases, including information on foreign companies, which accuracy could not be verified;

•	Compared the proposed financial terms of the Transaction with the financial terms, to the extent that they were available for review, of certain other transactions Caris deemed relevant;
•
Reviewed and compared the net value of BBV's trust account (excluding deferred underwriting discounts and commissions) as of March 27, 2010 to determine whether the fair market value of Migami is at least equal to 80% of such amount; and

•	Conducted such other financial studies, analyses and investigations as Caris deemed appropriate.

In arriving at its opinion, Caris relied upon and assumed, without independent verification, the accuracy, completeness and reasonableness of the financial, legal, tax, and other information discussed with or reviewed by Caris and assumed such accuracy and completeness for purposes of rendering its opinion. In addition, Caris did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of Migami, nor was Caris furnished with any such evaluation or appraisal. In addition, Caris did not attempt to confirm whether Migami had good title to its assets. Further, Caris relied upon the assurances of both BBV’s management and Migami's management that they were not aware of any facts or circumstances that would make any such information inaccurate or misleading. With respect to the financial information and projections utilized, Caris assumed that such information has been reasonably prepared on a basis reflecting the best currently available estimates and judgments, and that such information provides a reasonable basis upon which it could make an analysis and form an opinion. The projections were prepared by Migami's management and are not to be interpreted as projections of future performance (or “guidance”) by BBV’s management.

Caris did not evaluate the solvency or fair value of Migami under any foreign, state or federal laws relating to bankruptcy, insolvency or similar matters. Caris assumed that the Transaction will be consummated in a manner that complies in all respects with the applicable provisions of the Securities Act, the Exchange Act and all other applicable foreign, federal and state statutes, rules and regulations. Caris assumed that the Transaction will be consummated substantially in accordance with the terms set forth in the Merger Agreement as in effect as of the date of its opinion, without any further amendments thereto, and that any amendments, revisions or waivers thereto will not be detrimental to BBV’s stockholders. Further, Caris' analysis and opinion are necessarily based upon information made available to Caris, as well as the economic, monetary, market, financial, and other conditions as they existed as of the date of its opinion. Accordingly, although subsequent developments may affect its opinion, Caris has not assumed any obligation to update, review or reaffirm its opinion.

In connection with rendering its opinion, Caris performed certain financial, comparative and other analyses as summarized below. Each of the analyses conducted by Caris was carried out to provide a different perspective on the Transaction, and to enhance the total mix of information available. Caris did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion as to the fair market value of Migami, from a financial point of view. The summary below describes the material information in Caris' opinion, including the material analyses performed and the material factors considered by Caris. However, the preparation of said opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, said opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, Caris made qualitative judgments as to the relevance of each analysis and factors that it considered.  In addition, Caris may have given various analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions, so that the range of valuations resulting from any particular analysis described above should not be taken to be Caris's view of the value of Migami's assets.  The estimates contained in Caris' analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the value of businesses or assets neither purport to be appraisals nor do they reflect the prices at which businesses or assets may actually be sold.  Accordingly, Caris' analyses and estimates are inherently subject to substantial uncertainty.

Caris believes that its analyses must be considered as a whole and that selecting portions of its analyses or the factors it considered, without considering all analyses and factors collectively, could create an incomplete and misleading view of the process underlying the analyses performed by Caris in connection with the preparation of its opinion. The summaries of the financial reviews and analyses include information presented in tabular format. In order to fully understand Caris' financial reviews and analyses, the tables must be read together with the accompanying text of each summary. The tables alone do not constitute a complete description of the financial analyses, including the methodologies and assumptions underlying the analyses, and if viewed in isolation could create a misleading or incomplete view of the financial analyses performed by Caris. The analyses performed were prepared solely as part of Caris' analysis of the fair market value of Migami as at least equal to 80% of the balance in BBV’s trust account (excluding deferred underwriting discounts and commissions) and were provided to BBV’s board of directors in connection with the delivery of Caris' opinion. The opinion of Caris was just one of the many factors taken into account by BBV’s board of directors in making its determination to approve the Transaction, including those described elsewhere in this proxy statement. Caris' opinion did not constitute a recommendation to proceed with the Transaction. Caris expressed no opinion as to the income tax consequences of the acquisition to the stockholders of BBV or Migami.

The Caris opinion does not express an opinion about the fairness of the amount or nature of the compensation to any of BBV’s officers, directors, or employees relative to the compensation to the public shareholders of BBV. This opinion was reviewed and approved by a fairness committee comprised of senior-level managers of Caris.

Valuation Overview

The analysis of the fair market value of Migami was based on a review of the historical and projected financial data and certain other qualitative data for Migami.  Caris’ valuation analysis involved the use of three different valuation methods: the discounted cash flow method, the guideline public company method, and the comparable transactions method.

Discounted Cash Flow Method

A discounted cash flow analysis estimates present value based upon a company's projected future free cash flow discounted at a rate reflecting risks inherent in its business and capital structure. Unlevered free cash flow represents the amount of cash generated and available for principal, interest and dividend payments after providing for ongoing business operations. Migami's management prepared and provided Caris with financial projections for Migami through Migami's 2014 fiscal year. Caris used the projections for Migami's 2010 through 2014 fiscal years in its discounted cash flow analysis. Caris considered certain adjustments to the cash flows, including depreciation and amortization estimates. Based on discussions with Migami’s management, Caris utilized an assumption of $6.5 million of additional debt and contingent liabilities beyond those listed in Migami’s unaudited September 30, 2009 financial statements. This figure was subtracted, along with existing debt from the enterprise value, and a September 30, 2009 cash balance of $0. 46 million was added to the enterprise value, in order to arrive at Migami's equity value. Caris used the financial projections provided by Migami, after adjustments, to determine the enterprise net cash flows of Migami over the projected period. The financial projections provided by Migami are provided in the following table:

Migami, Inc.
Discounted Cash Flow Analysis

Summary Financial Information (Excluding PMGK)
(in US$ mm)	2010	2011	2012	2013	2014
Revenue	$18.0	$23.0	$39.0	$36.6	$49.6
Revenue Growth (%)		27.8%	69.6%	-6.2%	35.4%

EBITDA	$9.3	$11.1	$21.2	$17.3	$24.0

To calculate the fair market equity value of Migami applying the discounted cash flow method, Caris determined the present value of Migami's enterprise net cash flows by applying a discount rate of 29.6% to the enterprise net cash flows for each year in the projected period as well as to a terminal enterprise net cash flow value.  Financial projections provided by Migami's management included projected revenue, operating expenses, depreciation, and capital expenditures for 2010 through 2014. Operating expenses and depreciation were charged against revenues in order to calculate income before taxes. After subtracting estimated taxes using a 40% effective tax rate, depreciation was added back and capital expenditures were subtracted in order to calculate net cash flows. The enterprise net cash flows for the projected period are provided in the following table:

(in US$ mm)	2010	2011	2012	2013	2014
Unlevered Free Cash Flow	$5.6	$6.7	$12.7	$10.4	$14.5

Caris used a discount rate based on the weighted average cost of capital for Migami, which was determined by Caris by taking into consideration the estimated cost of equity capital in Migami on a capital-structure weighted basis, the risk-free rate of return for long-term United States Treasury securities, rates of return for relevant corporate debt and equity securities, and specific industry risks and company risks as they relate to Migami. Caris used a build-up method to determine the cost of equity. The combined equity risk premium and size premium (“D&P risk premium”) was 14.1% (Duff & Phelps Risk Premium Calculator), the 10-year U.S. Treasury Coupon Bond yield of 3.9% was added to the D&P risk premium (Factset Research Systems), the company specific risk premium of 15%. These items result in a cost of equity of 33%.

Migami’s management provided Caris with estimates of their cost of debt at 10% and a projected tax rate of 40%, resulting in an after-tax cost of debt of 6.0%.  Based on Migami’s capital structure (as of September 30, 2009, including $3 millon in pro forma financial debt) of 86.1% equity and 13.9% debt, Caris determined the weighted average cost of capital was 29.25%. Caris subtracted Migami's net debt and a reserve for contingent liabilities of $7.1 million, net of cash balances as of September 30, 2009 from the present value of Migami's enterprise value indicated by the discounted cash flow method to calculate the equity value of Migami.

Based on such assumptions and methodology, and after performing a series of sensitivity analyses to measure the impact of changes in the underlying assumptions and discount rate, Caris calculated an equity value range based on the discounted cash flow analysis for Migami of between $24.3 million and $52.2 million.

Guideline Public Companies Method

Migami describes itself as currently being engaged in two primary business areas: the licensing and development of pharmaceutical products and the development and distribution of cosmetic products. Caris screened and compiled a list of guideline public companies within these two segments. The guideline public company methodology applies the trading multiples of publicly-traded companies to the subject company to derive an indication of value. We searched for guideline public companies in industries similar to Migami’s with operating structures and target customers and other characteristics as similar to the subject company as possible. Caris searched for companies within similar lines of business as Migami and considered the following factors, amongst others, in selecting its guideline public companies: structure, size, growth, leverage, stage of development, profitability, sales, and other operating characteristics.

Caris found 15 companies within the drug delivery and cosmeceutical industries that met the criteria for guideline public companies. The companies that Caris analyzed were as follows:

	Ticker Symbol	Country
LTT Bio-Pharma Co. Ltd.	4566	Japan
Transcu Group Ltd.	630637	Singapore
Antares Pharma Inc.	AIS	United
BioDelivery Sciences International Inc.	BDSI	United States
CPEX Pharmaceuticals Inc.	CPEX	United States
Emisphere Technologies Inc.	EMIS	United States
Generex Biotechnology Corp.	GNBT	United States
IntelGenx Technologies Corp.	IGXT	United States
NexMed Inc.	NEXM	United States
Phosphagenics Ltd.	638736	Australia
Uluru Inc.	ULU	United States
NeoPharm Co. Ltd.	B1LJQC	Korea
IGI Laboratories Inc.	IG	United States
Skinvisible Inc.	SKVI	United States
United-Guardian Inc.	UG	United States

Caris determined that the valuations derived from enterprise values and revenue multiples of the guideline public companies would provide the most meaningful indication of value of Migami.

Caris determined the indicated equity values for each multiple to derive the minimum and maximum values for Migami. The average and median enterprise value to revenue multiples are shown in the table below:

		2008		LTM		CY Forward Revenue
	TEV	Revenue		Revenue		2009		2010		2011
High Value	$169.1	38.0	x	26.7	x	24.5	x	13.7	x	3.2	x
Low Value	$10.2	2.4	x	1.3	x	0.9	x	2.0	x	2.0	x
Average	$57.1	12.2	x	11.1	x	9.1	x	6.1	x	2.6	x
Median	$43.0	6.8	x	7.0	x	5.5	x	2.5	x	2.6	x

Caris applied these median multiples to Migami's 2008 historical revenue, last twelve months (“LTM”) revenue, forecasted CY 2010 revenue and forecasted CY 2011 revenue. The calculated enterprise value based on the median enterprise value size and median revenue multiples (as described above) ranged from $14.9 million and $109.0 million. Caris then reduced these values by net interest bearing debt and a reserve for contingent liabilities of $7.1 million to conclude a range of equity value of $7.8 million and $102 million.

Comparable Transactions Method

The comparable transactions method is a market approach which analyzes transactions involving companies operating in industries similar to Migami's. While it is known that no two companies are exactly alike, nor are any two transactions structured exactly the same, consideration is given to the similarity in size and profitability, as well as other operating characteristics of a company. Caris searched for transactions involving companies within similar lines of business as Migami and considered the following factors, amongst others, in selecting its transactions: structure, size, growth, leverage, profitability, turnover, and other operating characteristics. All transactions that met these criteria were included without exception. Caris found 14 transactions within the drug delivery and cosmeceutical industries that met the criteria. The transactions that Caris analyzed were as follows:

Target Company Name	Acquirer Company Name	Completion Date
Cellgate, Inc.	Progen Pharmaceuticals Ltd.	02/07/08
CPEX Pharmaceuticals, Inc.	Shareholders	06/30/08
Forsight Newco II, Inc.	QLT, Inc.	10/18/07
RxKinetix, Inc.	Endo Pharmaceuticals, Inc.	10/12/06
Tekmira Pharmaceuticals Corp.	Shareholders	05/01/07
Sontra Medical Corp.	ChoiceTel Communications	06/24/02
Estradot	Novartis Pharma Schweiz AG	11/01/00
ViroTex Corp	Atrix Laboratories, Inc.	11/30/98
Pharmavene, Inc.	Shire Pharmaceuticals Group Plc	08/01/97
The House of Kwong Sang Hong	Power Jade Capital Ltd.	06/30/05
Avalon Natural Products, Inc.	North Castle Partners LLC	08/16/02
VANIQA Operations	Women First HealthCare, Inc.	06/25/02
Gurwitch Bristow Products	The Neiman Marcus Group, Inc.	12/03/98
Worldwide Direct Selling Group	Laboratoires de Biologie Vegetale	11/24/97

Caris determined that the valuations derived from enterprise value size and revenue multiples of the comparable transactions would provide the most meaningful indication of value of Migami.

The median multiples derived from this analysis are shown in the table below:

	Base Ent	EV / LFY		EV / LTM
	Val (USD)	Revenue		Revenue
High Value	$193.3	10.4	x	35.2	x
Low Value	$9.2	2.9	x	1.5	x
Average	$53.1	5.9	x	10.8	x
Median	$37.8	4.4	x	3.7	x

Caris applied these median multiples to Migami's estimated 2008 and last twelve months’ revenue and also looked at the enterprise values of the comparable transactions.  The calculated enterprise values based on these analyses ranged from $7.9 million and $53.1 million. Caris then reduced these values by net debt and a reserve for contingent liabilities of $7.1 million to conclude a range of equity value of $0.7 million and $46.0 million.

80% Test

For the purposes of its opinion that the fair market value of Migami is at least equal to 80% of the balance in BBV’s trust account (excluding deferred underwriting discounts and commissions), Caris assumed, with the consent of BBV, that the fair market value as of the date of its opinion that the amount in BBV’s trust account (excluding deferred underwriting discounts and commissions), was approximately $30.1 million, and that, therefore, 80% of such amount is approximately $24.1million.

Caris’ analysis of the three valuation methodologies described above (discounted cash flow method, guideline public company method, and comparable transactions method) resulted in a wide range in values of $0.8 million to $101.9 million. Therefore, Caris compared the 80% threshold to the median and average of twelve point valuation estimates, based on median values and multiples for the comparable companies (5 median values) and transactions analyses (3 median values) as well as moderate data points from the discounted cash flow analysis (4 mid-range data points from sensitivity analysis), resulting in a median of these median value estimates of $33.5 million in equity value, and an average of these median value estimates of $30.9 million.  Both of these figures exceed the $24.1 million threshold of the 80% test described above.

Based on such analysis, Caris concluded that the fair market value of Migami, as indicated by the analysis and methodologies described above, is at least equal to 80% of the balance in BBV’s trust account (excluding deferred underwriting discounts and commissions). While BBV’s board of directors considered the valuation and analysis of Caris regarding the Migami acquisition as of March 27, 2010, the board of directors will make its definitive determination of whether the 80% test is satisfied as of the date of the Transaction. Caris delivered its written opinion to BBV’s board of directors, which stated that, as of March 27, 2010, based upon and subject to the assumptions made, matters considered, and limitations on its review as set forth in the opinion, the fair market value of Migami is at least equal to 80% of the balance in BBV’s trust account (excluding deferred underwriting discounts and commissions).

Caris is an investment banking firm that, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers, acquisitions, private placements, public offerings and other purposes. BBV’s board of directors and their financial advisors determined to use the services of Caris because it is an investment banking firm that has substantial experience in such matters.  Caris has received a fee in connection with the preparation and issuance of its opinion and will be reimbursed for its reasonable out-of-pocket expenses, and attorneys' fees as described above.  In addition, BBV Vietnam has agreed to indemnify Caris for certain liabilities that may arise out of the rendering of its opinion. Caris does not beneficially own any interest in BBV Vietnam or Migami and has not provided either such company with any services other than those described herein.

TAXATION

Republic of Marshall Islands (“Marshall Islands”) Tax Consequences

The following are the material Marshall Islands tax consequences of the Transaction, the operations of BBV and the ownership and disposition of the Common Stock.  Under current Marshall Islands law, no Marshall Islands withholding tax or income tax will be imposed as a result of the Transaction or the ownership and disposition of our Common Stock or Warrants.  In addition, BBV will not be subject to tax in the Marshall Islands on income or capital gains, and no Marshall Islands withholding tax or income tax will be imposed upon payments of dividends by BBV.

U.S. Federal Income Tax Consequences

General

The following is a summary of the material U.S. federal income tax consequences (i) of the Transaction to the Company and the current holders of the Company’s Common Stock and Warrants, sometimes referred to collectively as “BBV Securities,” and (ii) of owning and disposing of BBV Securities after the Transaction. A holder may hold its Common Stock and/or Warrants directly or through a unit. Because the components of a unit are separable at the option of the holder, the holder of a unit should be treated, for U.S. federal income tax purposes, as the owner of the underlying Common Stock and Warrant components of the unit. As a result, the discussion below of the U.S. federal income tax consequences with respect to actual holders of Common Stock and Warrants should also apply to the holder of a unit (as the deemed owner of the underlying Common Stock and Warrant components of the unit). For purposes of this discussion, references to “our,” “us” or “we” refer only to the Company.

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to a beneficial owner of BBV Securities that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•
a corporation (or other entity treated as a corporation) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•
a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a beneficial owner of BBV Securities is not described as a U.S. Holder and is not an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes, such owner will be considered a “Non-U.S. Holder.” The U.S. federal income tax consequences applicable specifically to Non-U.S. Holders is described below under the heading “Tax Consequences to Non-U.S. Holders of Common Stock and Warrants.”

This summary is based on the Internal Revenue Code of 1986, as amended, or the “Code,” its legislative history, existing and proposed Treasury regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These authorities are subject to change or differing interpretations, possibly on a retroactive basis.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to the Company or to any particular holder of BBV Securities based on such holder’s individual circumstances. In particular, this discussion considers only holders that own BBV Securities as capital assets within the meaning of Section 1221 of the Code. This discussion also does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to holders that are subject to special rules, including:

•	financial institutions or financial services entities;

•	broker-dealers;

•	taxpayers who have elected mark-to-market accounting;

•	tax-exempt entities;

•	governments or agencies or instrumentalities thereof;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	certain expatriates or former long-term residents of the United States;

•	persons that actually or constructively own 5% or more of the Company’s voting shares;

•	persons that acquired BBV Securities pursuant to the exercise of employee stock options, in connection with employee stock incentive plans or otherwise as compensation;

•	persons that hold BBV Securities as part of a straddle, constructive sale, hedging, conversion or other integrated transaction; or

•	persons whose functional currency is not the U.S. dollar.

This discussion does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws, or state, local or non-U.S. tax laws, or, except as discussed herein, any tax reporting obligations of a holder of BBV Securities. Additionally, this discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold BBV Securities through such entities. If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our securities, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. This discussion also assumes that any distribution made (or deemed made) in respect of BBV Securities and any consideration received (or deemed received) by a holder in connection with the sale or other disposition of such securities will be in U.S. dollars.

We have not sought, and will not seek, a ruling from the Internal Revenue Service (“IRS”) or an opinion of counsel as to any U.S. federal income tax consequence described herein. The IRS may disagree with the discussion herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.

BECAUSE OF THE COMPLEXITY OF THE TAX LAWS AND BECAUSE THE TAX CONSEQUENCES TO THE COMPANY OR TO ANY PARTICULAR HOLDER OF BBV SECURITIES MAY BE AFFECTED BY MATTERS NOT DISCUSSED HEREIN, EACH HOLDER OF BBV SECURITIES IS URGED TO CONSULT WITH ITS TAX ADVISOR WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF THE TRANSACTION, AND THE OWNERSHIP AND DISPOSITION OF BBV SECURITIES, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL TAX LAWS AND APPLICABLE TAX TREATIES.

Tax Status of the Company After the Transaction

Section 7874(b) of the Code generally provides that a corporation organized outside the United States which acquires, directly or indirectly, pursuant to a plan or series of related transactions substantially all of the assets of a corporation organized in the United States will be treated as a domestic corporation for U.S. federal income tax purposes if shareholders of the acquired corporation, by reason of owning shares of the acquired corporation, own at least 80% of either the voting power or the value of the stock of the acquiring corporation after the acquisition. Under temporary regulations recently promulgated under Section 7874, a warrant holder of either the acquired corporation or the acquiring corporation is treated for this purpose as owning stock of the acquired corporation or the acquiring corporation, as the case may be, with a value equal to the excess of the value of the shares underlying the warrant over the exercise price of the warrant. If Section 7874(b) were to apply to the Transaction, then, among other things, the Company would be subject to U.S. federal income tax on its worldwide taxable income following the Transaction as if it were a domestic corporation. Moreover, given that the Company likely was a passive foreign investment company, or “PFIC,” for its 2008 and 2009 taxable years (see the discussion below under “Tax Consequences to U.S. Holders of Common Stock and Warrants – Passive Foreign Investment Company Rules”), if the Company were treated as a domestic corporation under Section 7874(b), U.S. Holders of Common Stock or Warrants which held such Common Stock or Warrants during a taxable year in which the Company was a PFIC may be treated as having exchanged their Common Stock or Warrants for common stock or warrants in a company that is not a PFIC as a result of the Transaction, in which case such U.S. Holders may be subject to tax under the PFIC rules discussed below on any gain inherent in their Common Stock or Warrants.

After the completion of the Transaction, it is expected that the former stockholder of Pharmanite (Migami) will own less than 80% of the voting power and the value of the stock of the Company (including any warrants treated as stock of the Company pursuant to the temporary regulations promulgated under Section 7874). Moreover, Section 7874(c)(2) of the Code generally provides that stock held by members of the expanded affiliated group which includes the foreign acquiring corporation (such group generally consisting of the foreign acquiring corporation, along with all corporations connected to it by a chain of greater than 50% ownership) shall not be taken into account for purposes of the ownership percentage determination under Section 7874(b). Because Pharmanite, the Company and Migami should become members of an expanded affiliated group as a result of the Transaction, stock in the Company held by Migami should be disregarded for purposes of this ownership percentage determination. Accordingly, based on the above rules, it is expected that Section 7874(b) should not apply to treat the Company as a domestic corporation for U.S. federal income tax purposes.

The balance of this discussion assumes that the Company will be treated as a foreign corporation for U.S. federal income tax purposes.

Tax Consequences of the Transaction

Neither the Company nor any current holder of BBV Securities (other than those holders who elect to have their securities redeemed) should recognize any gain or loss as a result of the Transaction for U.S. federal income tax purposes.

Tax Consequences to U.S. Holders of Common Stock and Warrants

Taxation of Distributions Paid on Common Stock

Subject to the passive foreign investment company, or “PFIC,” rules discussed below, a U.S. Holder generally will be required to include in gross income as ordinary income the amount of any cash dividend paid on our Common Stock. A cash distribution on such shares will be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Such dividend generally will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. Such distributions in excess of such earnings and profits generally will be applied against and reduce the U.S. Holder’s basis in its Common Stock and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such Common Stock.

With respect to non-corporate U.S. Holders for taxable years beginning before January 1, 2011, dividends may be taxed at the lower applicable long-term capital gains rate (see “Taxation on the Disposition of Common stock and Warrants” below) provided that (1) our Common Stock is readily tradable on an established securities market in the United States, (2) we are not a PFIC, as discussed below, for either the taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. It is not entirely clear, however, whether a U.S. Holder’s holding period for our Common Stock would be suspended for purposes of clause (3) above for the period that such holder had a right to have such Common Stock redeemed by us. Under published IRS authority, shares are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States only if they are listed on certain exchanges, which presently include the NASDAQ Global Market and the NASDAQ Capital Market but do not include the OTC Bulletin Board. Although we intend to file an application for listing on either the NASDAQ Global Market or the NASDAQ Capital Market, prior to any such listing, or if we are unable to obtain such a listing, it is anticipated that our Common Stock will be quoted and traded only on the OTC Bulletin Board, in which case any dividends paid on our Common Stock would not qualify for the lower rate. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for any dividends paid with respect to our Common Stock.

Possible Constructive Distributions

The terms of a Warrant provide for an adjustment to the number of shares of Common Stock for which the Warrant may be exercised or to the exercise price of the Warrant, in certain events.  Such adjustment may, under certain circumstances, result in a constructive distribution that could be taxable to the U.S. Holder of the Warrants. Conversely, the absence of an appropriate adjustment similarly may result in a constructive distribution that could be taxable to the U.S. Holders of the Common Stock. See “—Taxation of Distributions Paid on Common Stock,” above.

Taxation on the Disposition of Common Stock and Warrants

Upon a sale or other taxable disposition of our Common Stock or Warrants (which, in general, would include a redemption of the Common Stock pursuant to the exercise by a U.S. Holder of its redemption rights or a redemption of the Warrants), and subject to the PFIC rules discussed below, a U.S. Holder should recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the Common Stock or Warrants. See “— Exercise or Lapse of a Warrant” below for a discussion regarding a U.S. Holder’s basis in the Common Stock acquired pursuant to the exercise of a Warrant.

Capital gains recognized by U.S. Holders generally are subject to U.S. federal income tax at the same rate as ordinary income, except that long-term capital gains recognized by non-corporate U.S. Holders are generally subject to U.S. federal income tax at a maximum rate of 15% for taxable years beginning before January 1, 2011 (and 20% thereafter). Capital gain or loss will constitute long-term capital gain or loss if the U.S. Holder’s holding period for the Common Stock or Warrants exceeds one year. The deductibility of capital losses is subject to various limitations.

Exercise or Lapse of a Warrant

Subject to the discussion of the PFIC rules below, a U.S. Holder generally will not recognize gain or loss upon the exercise of a Warrant for cash. Common Stock acquired pursuant to the exercise of a Warrant for cash generally will have a tax basis equal to the U.S. Holder’s tax basis in the Warrant, increased by the amount paid to exercise the Warrant. The holding period of such Common Stock generally would begin on the day after the date of exercise of the Warrant. If a Warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such holder’s tax basis in the Warrant.

Passive Foreign Investment Company Rules

A foreign (i.e., non-U.S.) corporation will be a PFIC if at least 75% of its gross income in a taxable year of the foreign corporation, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income. Alternatively, a foreign corporation will be a PFIC if at least 50% of its assets in a taxable year of the foreign corporation, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than certain rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

Based on the composition of our assets to date (which have largely consisted of cash and other investment assets), as well as the composition of our income to date (which has largely consisted of interest), it is likely that we qualified as a PFIC in respect to our 2008 and 2009 taxable years. Our actual PFIC status for our 2010 taxable year or any subsequent taxable year, however, will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of our Common Stock or Warrants and, in the case of our Common Stock, the U.S. Holder did not make either a timely qualified electing fund (“QEF”) election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) the Common Stock, or a mark-to-market election, as described below, such holder generally will be subject to special rules with respect to:

•	any gain recognized by the U.S. Holder on the sale or other disposition of its Common Stock or Warrants (generally including a redemption of its Common Stock or Warrants); and

•
any “excess distribution” made to the U.S. Holder (generally, the excess of the amount of any distributions to such U.S. Holder during a taxable year of such U.S. Holder over 125% of the average annual distributions received by such U.S. Holder in respect of the Common Stock during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the Common Stock).

Under these rules,

•	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Common Stock or Warrants;

•
the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which we are a PFIC, will be taxed as ordinary income;

•
the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year of the U.S. Holder.

In general, a U.S. Holder may avoid the PFIC tax consequences described above in respect to our Common Stock by making a timely QEF election to include in income its pro rata share of our net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which our taxable year ends. A U.S. Holder may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.

A U.S. Holder may not make a QEF election with respect to its Warrants. As a result, if a U.S. Holder sells or otherwise disposes of a Warrant (other than upon exercise of a Warrant), any gain recognized generally will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above, if we were a PFIC at any time during the period the U.S. Holder held the Warrant. If a U.S. Holder that exercises such Warrant properly makes a QEF election with respect to the newly acquired Common Stock (or has previously made a QEF election with respect to our Common Stock), the QEF election will apply to the newly acquired Common Stock, but the adverse tax consequences relating to PFIC shares, adjusted to take into account the current income inclusions resulting from the QEF election, will continue to apply with respect to such newly acquired Common Stock (which generally will be deemed to have a holding period for purposes of the PFIC rules that includes the period the U.S. Holder held the Warrants), unless the U.S. Holder makes a purging election. The purging election creates a deemed sale of such shares at their fair market value. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, the U.S. Holder will have a new basis and holding period in the Common Stock acquired upon the exercise of the Warrants for purposes of the PFIC rules.

The QEF election is made on a stockholder-by-stockholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621 (Return by a Shareholder of a Passive Foreign investment Company or Qualified Electing Fund), including the information provided in a PFIC annual information statement, to a timely filed U.S. federal income tax return for the tax year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS.

In order to comply with the requirements of a QEF election, a U.S. Holder must receive certain information from us. Upon request from a U.S. Holder, we will endeavor to provide to the U.S. Holder no later than 90 days after the request such information as the IRS may require, including a PFIC annual information statement, in order to enable the U.S. Holder to make and maintain a QEF election. However, there is no assurance that we will have timely knowledge of our status as a PFIC in the future or of the required information to be provided.

If a U.S. Holder has made a QEF election with respect to our Common Stock, and the special tax and interest charge rules do not apply to such shares (because of a timely QEF election for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) such shares or a purge of the PFIC taint pursuant to a purging election), any gain recognized on the appreciation of our Common Stock generally will be taxable as capital gain and no interest charge will be imposed. As discussed above, U.S. Holders of a QEF are currently taxed on their pro rata shares of its earnings and profits, whether or not distributed. In such case, a subsequent distribution of such earnings and profits that were previously included in income generally should not be taxable as a dividend to those U.S. Holders who made a QEF election. The tax basis of a U.S. Holder’s shares in a QEF will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the above rules. Similar basis adjustments apply to property if by reason of holding such property the U.S. Holder is treated under the applicable attribution rules as owning shares in a QEF.

Although a determination as to our PFIC status will be made annually, an initial determination that our company is a PFIC will generally apply for subsequent years to a U.S. Holder who held (or was deemed to hold) Common Stock or Warrants while we were a PFIC, whether or not we meet the test for PFIC status in those subsequent years. A U.S. Holder who makes the QEF election discussed above for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) our Common Stock, however, will not be subject to the PFIC tax and interest charge rules discussed above in respect to such shares. In addition, such U.S. Holder will not be subject to the QEF inclusion regime with respect to such shares for any taxable year of us that ends within or with a taxable year of the U.S. Holder and in which we are not a PFIC. On the other hand, if the QEF election is not effective for each of our taxable years in which we are a PFIC and the U.S. Holder holds (or is deemed to hold) our Common Stock, the PFIC rules discussed above will continue to apply to such shares unless the holder makes a purging election, as described above, and pays the tax and interest charge with respect to the gain inherent in such shares attributable to the pre-QEF election period.

Alternatively, if a U.S. Holder, at the close of its taxable year, owns shares in a PFIC that are treated as marketable stock, the U.S. Holder may make a mark-to-market election with respect to such shares for such taxable year. If the U.S. Holder makes a valid mark-to-market election for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) shares in us and for which we are determined to be a PFIC, such holder generally will not be subject to the PFIC rules described above in respect to its Common Stock. Instead, in general, the U.S. Holder will include as ordinary income each year the excess, if any, of the fair market value of its Common Stock at the end of its taxable year over the adjusted basis in its Common Stock. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its Common Stock over the fair market value of its Common Stock at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its Common Stock will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the Common Stock will be treated as ordinary income. Currently, a mark-to-market election may not be made with respect to warrants.

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Although we intend to file an application for listing on either the NASDAQ Global Market or the NASDAQ Capital Market, prior to any such listing, or if we are unable to obtain such a listing, it is anticipated that our Common Stock will be quoted and traded only on the OTC Bulletin Board. If our Common Stock were to be quoted and traded only on the OTC Bulletin Board, such stock may not currently qualify as marketable stock for purposes of the election. U.S. Holders should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to our Common Stock under their particular circumstances.

If we are a PFIC and, at any time, have a foreign subsidiary that is classified as a PFIC, U.S. Holders generally would be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if we receive a distribution from, or dispose of all or part of our interest in, the lower-tier PFIC. Upon request, we will endeavor to cause any lower-tier PFIC to provide to a U.S. Holder no later than 90 days after the request the information that may be required to make or maintain a QEF election with respect to the lower- tier PFIC. However, there is no assurance that we will have timely knowledge of the status of any such lower-tier PFIC or will be able to cause the lower-tier PFIC to provide the required information. U.S. Holders are urged to consult their own tax advisors regarding the tax issues raised by lower-tier PFICs.

If a U.S. Holder owns (or is deemed to own) shares during any year in a PFIC, such holder may have to file an IRS Form 8621 (whether or not a QEF election or mark-to-market election is made).

The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of our Common Stock and Warrants should consult their own tax advisors concerning the application of the PFIC rules to our Common Stock and Warrants under their particular circumstances.

Tax Consequences to Non-U.S. Holders of Common Stock and Warrants

Dividends paid or deemed paid to a Non-U.S. Holder in respect to its Common Stock generally will not be subject to U.S. federal income tax, unless the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains in the United States).

In addition, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other disposition of our Common Stock or Warrants (generally including a redemption of our Common Stock or Warrants) unless such gain is effectively connected with its conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains in the United States) or the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of sale or other disposition and certain other conditions are met (in which case, such gain from U.S. sources generally is subject to U.S. federal income tax at a 30% rate or a lower applicable tax treaty rate).

Dividends and gains that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base in the United States) generally will be subject to tax in the same manner as for a U.S. Holder and, in the case of a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes, may also be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

The U.S. federal income tax treatment of a Non-U.S. Holder’s exercise of a Warrant, or the lapse of a Warrant held by a Non-U.S. Holder, generally will correspond to the U.S. federal income tax treatment of the exercise or lapse of a Warrant by a U.S. Holder, as described under “Tax Consequences to U.S. Holders of Common Stock and Warrants – Exercise or Lapse of a Warrant,” above.

Backup Withholding and Information Reporting

In general, information reporting for U.S. federal income tax purposes should apply to distributions made on our Common Stock within the United States to a non-corporate U.S. Holder and to the proceeds from sales and other dispositions of our Common Stock or Warrants by a non-corporate U.S. Holder to or through a U.S. office of a broker. Payments made (and sales and other dispositions effected at an office) outside the United States will be subject to information reporting in limited circumstances.

In addition, backup withholding of United States federal income tax, currently at a rate of 28%, generally will apply to dividends paid on our Common Stock to a non-corporate U.S. Holder and the proceeds from sales and other dispositions of shares or warrants by a non-corporate U.S. Holder, in each case who (a) fails to provide an accurate taxpayer identification number; (b) is notified by the IRS that backup withholding is required; or (c) in certain circumstances, fails to comply with applicable certification requirements.

A Non-U.S. Holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.

Backup withholding is not an additional tax. Rather, the amount of any backup withholding will be allowed as a credit against a U.S. Holder’s or a Non-U.S. Holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is timely furnished to the IRS. Holders are urged to consult their own tax advisors regarding the application of backup withholding and the availability of and procedure for obtaining an exemption from backup withholding in their particular circumstances.

Contact Information for BBV

Any request for information from BBV may be sent to:

c/o Bantry Bay Ventures - Asia, LLC
40 Woodland St.
Hartford, CT 06105
Phone: (860) 727-5734
Facsimile: (860) 727-5780
Attention: Eric M. Zachs

Contact Information for Migami

Any request for information from Migami may be sent to:

6320 Canoga Avenue, Suite 1430
Woodland Hills, CA 91367
Attention: James Polsen

Required Vote

The approval of the Merger Proposal requires (1) the affirmative vote of the majority of the shares of Common Stock voted at the Special Meeting of Stockholders, assuming a quorum is established, and (2) that less than 30% of the IPO Shares, in the aggregate, vote against, and exercise their redemption rights in connection with, the Extension Proposal and the Merger Proposal and demand redemption of their IPO Shares into a pro rata portion of the trust account.  Subsequent to the redemption of the 1,231,066 IPO Shares in connection with the Extension Meeting, the Investors currently own approximately 93% of the IPO Shares outstanding as of the Record Date. The Investors have given John Park and Eric Zachs proxies to vote such shares, assuming satisfaction by BBV and Migami of certain conditions.  Messrs. Park and Zachs have indicated their intention to vote such shares in favor of the Merger Proposal.  Accordingly, it is expected there will be an affirmative vote of a majority interest of the Common Stock in favor of the Merger Proposal and that less than 30% of the IPO Shares will be voted, in the aggregate, against the Extension Proposal and the Merger Proposal.

The approval of the Name Change Proposal, the Increase in Authorized Proposal and each of the Elimination Proposals will each require the affirmative vote of a majority of the shares of the Common Stock issued and outstanding as of the Record Date.

Broker non-votes or abstentions will have the same effect as a vote “AGAINST” the Merger Proposal, the Name Change Proposal, the Increase in Authorized Proposal and each of the Elimination Proposals. The failure to vote on the Name Change Proposal, the Increase in Authorized Proposal, and the Elimination Proposals will have the same effect as a vote “AGAINST” those proposals. The failure to vote on the Merger Proposal will neither be counted as “FOR” nor “AGAINST” the Merger Proposal.

Recommendation

After careful consideration of the matters described above, BBV’s board of directors determined that the Merger Proposal is fair to and in the best interests of BBV and its stockholders. BBV’s board of directors has approved and declared advisable and recommends that you vote or give instructions to vote “FOR” the Merger Proposal.  The foregoing discussion of the information and factors considered by the BBV board of directors is not meant to be exhaustive, but includes the material information and factors considered by BBV’s board of directors.

THE BBV BOARD OF DIRECTORS RECOMMENDS THE BBV STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE MERGER PROPOSAL.

THE MERGER AGREEMENT

The following summary describes the material provisions of the Merger Agreement. The provisions of the Merger Agreement are complicated and not easily summarized. This summary may not contain all of the information about the Merger Agreement that is important to you. The Merger Agreement is attached to this proxy statement as Annex I and is incorporated by reference into this proxy statement, and we encourage you to read it carefully in its entirety for a more complete understanding of the Merger Agreement and the Transaction.

Structure of the Transaction; Consideration to be Paid

As part of the Transaction and pursuant to the Merger Agreement, BBV, BBV Sub, Migami and Pharmanite intend to effect the merger of Pharmanite with BBV Sub, with Pharmanite surviving as a wholly-owned subsidiary of BBV. As a result, the entire issued and outstanding equity interests of Pharmanite will automatically be exchanged into the right to receive the Transaction Consideration, subject to certain terms and conditions set forth in the Merger Agreement. At the closing, and subject to certain adjustments as hereinafter described, in exchange for all of the issued and outstanding shares of Pharmanite, Migami will receive 9,706,250 shares of Common Stock, which has an approximate aggregate value of $75,223,437.50 as of March 26, 2010.  As a result of the Transaction, Pharmanite will become a wholly-owned subsidiary of BBV.

The Company must complete an acquisition or acquisitions with a total fair market value equal to or greater than 80% of the balance in the trust account at the time of the business combination (excluding deferred underwriting discounts and commissions), which is expected to be approximately $31.6 million.  Based in part on the valuation opinion received from Caris, the board of directors believes the 80% threshold will be met and the funds held in trust will be released to the Company for the uses set forth herein.

Closing of the Transaction

The closing of the Transaction will take place promptly following the satisfaction of the conditions described below under the subsection entitled “Conditions to the Closing of the Transaction,” unless BBV and Migami agree in writing to another time. The Transaction is expected to be consummated promptly after the Special Meeting of Stockholders.

Conditions to the Closing of the Transaction

The obligations of BBV and Migami to consummate the Transaction are subject to the satisfaction or waiver of the following specified conditions set forth in the Merger Agreement before completion of the Transaction. Unless otherwise defined herein, the capitalized terms used below are defined in the Merger Agreement, which is attached hereto as Annex I.

BBV’s and Migami’s obligations to consummate the Transaction are contingent on the following:

•
The required vote of BBV’s stockholders shall have been obtained in accordance with the Marshall Islands Business Corporations Act and the stockholders of BBV holding, in the aggregate, thirty percent (30%) or more of the shares of Common Stock sold in BBV’s IPO shall not have voted against (i) the proposal to extend BBV’s existence at the Extension Meeting and (ii) the Transaction and exercised their redemption rights under BBV’s articles of incorporation, as amended, to redeem their shares of Common Stock for a cash payment from the trust account.

•	The applicable waiting period (and any extension thereof) under any antitrust laws, if any, shall have expired or been terminated.

•
All authorizations, approvals and permits required to be obtained from or made with any governmental authority or other regulatory agency in order to consummate, and all consents from third parties required in connection with, the transactions contemplated by the Merger Agreement, shall have been obtained or made.

•
No governmental authority or regulatory agency shall have enacted, issued, promulgated, enforced or entered any law (whether temporary, preliminary or permanent) or order that is then in effect and has the effect of making the Transaction illegal or otherwise preventing or prohibiting consummation of the Transaction.

•
Final versions of BBV’s disclosure schedules and Migami’s disclosure schedules and financial statements shall have been delivered by the appropriate party to the other party and such schedules shall have been certified as the final, true, correct and complete schedules of such party, and in the case of the Migami disclosure schedules and financial statements, there shall not have been a material change in  them compared to the initial versions of such documents provided to BBV.

•
There shall be no pending action against any party or any affiliate, or any of their respective properties or assets, or any officer, director, partner, member or manager, in his or her capacity as such, of any party or any of their affiliates, with respect to the consummation of the Transaction or the transactions contemplated thereby which could reasonably be expected to have a material adverse effect.

BBV’s and BBV Sub’s obligations to close on the Transaction are contingent on the following:

•
Each of the representations and warranties of Migami and Pharmanite set forth in the Merger Agreement shall be true and correct in all material respects as of the date of the Merger Agreement and as of the consummation of the Transaction (except to the extent that any of such representations and warranties expressly speaks only as of an earlier date).

•
Migami and Pharmanite shall have performed, in all material respects, all of its obligations and complied with, in all material respects, all of its agreements and covenants to be performed or complied with by it under the Merger Agreement at or prior to the Effective Time.

•	Migami shall have delivered to BBV the certificates required under the Merger Agreement.
•	No Material Adverse Effect (as defined in the Merger Agreement) shall have occurred with respect to Migami since the date of the Merger Agreement.
•	BBV shall have received an opinion of Migami’s counsel, in form and substance to be agreed upon by the parties and their respective counsel, addressed to BBV, and dated as of the Effective Time.

Migami’s and Pharmanite’s obligations to close on the Transaction are contingent on the following:

•
Each of the representations and warranties of BBV and BBV Sub set forth in the Merger Agreement shall be true and correct in all material respects as of the date of the Merger Agreement and as of the consummation of the Transaction (except to the extent that any of such representations and warranties expressly speaks only as of an earlier date).

•
Each of BBV and BBV Sub shall have performed, in all material respects, its obligations and complied with, in all material respects, its agreements and covenants to be performed or complied with by it under the Merger Agreement at or prior to the Effective Time, including, without limitation, the resignation from BBV’s board of directors of those persons currently on the board of directors who are not named as directors following the Effective Time.

•	BBV shall have delivered to Migami the certificates required under the Merger Agreement.
•	No Material Adverse Effect (as defined in the Merger Agreement) shall have occurred with respect to BBV since the date of the Merger Agreement.

•	Migami shall have received an opinion of BBV’s and BBV Sub’s counsel, in form and substance to be agreed upon by the parties and their respective counsel, and dated as of the Closing Date.
•
BBV shall have executed an amendment of its Registration Rights Agreement to add Vision Fair Limited as a signatory and granting it one demand right and unlimited “piggy-back” registration rights with respect to the registrable securities covered by the Registration Rights Agreement.

•	All of BBV’s officers and directors shall have tendered their resignation other than those continuing in their capacities after the Closing.
•	BBV shall have filed with the SEC all financial statements required pursuant to Regulation S-X and the Exchange Act.
•	There shall have been no change in the number of authorized, issued and outstanding BBV Common Stock, Warrants and Units, except as a result of a warrant redemption or as disclosed herein.
•
BBV shall have received an opinion from Caris & Company, Inc., in a form reasonably acceptable to BBV, stating the Transaction Consideration to be paid by BBV is fair to the stockholders of Migami, from a financial point of view.

Termination

The Merger Agreement may be terminated and the Transaction and the other transactions contemplated by the Merger Agreement may be abandoned at any time, but not later than the closing, as follows:

•	by mutual written consent of each of Migami and BBV, as duly authorized by each of their respective board of directors;
•
by written notice by either BBV or Migami if the conditions to each party’s obligation to close (as set forth in Section 6.1 of the Merger Agreement) have not been satisfied by Migami or BBV, as the case may be (or waived by BBV or Migami as the case may be) by April 19, 2010;

•
by written notice by either BBV or Migami, if any governmental authority or regulatory agency shall have enacted, issued, promulgated, enforced or entered any order or law that is, in each case, then in effect and is final and non-appealable and has the effect of permanently restraining, enjoining or otherwise preventing or prohibiting the Transaction; provided, however, the right to terminate the Merger Agreement shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, any such order or law to have been enacted, issued, promulgated, enforced or entered;

•
by written notice by BBV, if (1) there has been a breach by Migami of any of its material representations, warranties, covenants or agreements contained in the Merger Agreement, or if the Investors exercises their rights, upon breach by Migami of its payment obligations under the Stock Purchase Agreements, to cause BBV to repurchase the IPO Shares owned by the Investors, and (2) the breach or inaccuracy is incapable of being cured prior to closing or is not cured within 10 days of notice of such breach or inaccuracy;

•
by written notice by Migami, if (1) there has been a breach by BBV or Pharmanite of any of its material representations, warranties, covenants or agreements contained in the Merger Agreement, or if any material representation or warranty of BBV or Pharmanite shall have become untrue or inaccurate and (2) the breach or inaccuracy is incapable of being cured prior to closing or is not cured within 10 days of notice of such breach or inaccuracy;

Effect of Termination

In the event of proper termination by either BBV or Migami, the Merger Agreement will become void and have no effect, without any liability or obligation on the part of BBV or Migami, except the confidentiality obligations of BBV and Migami under that certain Mutual Non-Disclosure Agreement and Waiver, dated as of February 13, 2009 shall survive and Migami will pay all expenses incurred within 15 days of the date of termination of the Merger Agreement.  No termination of the Merger Agreement shall relieve any party from liability for any fraud, willful misconduct or gross negligence prior to termination of the Merger Agreement.

Fees and Expenses

Except as set forth in the Merger Agreement, all fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such expenses.  Upon the Closing, Migami will be responsible for any unpaid expenses incurred by Migami, Pharmanite, BBV and BBV Sub incurred after January 1, 2010 in connection with the Transaction.

Management of the Combined Company Following the Transaction

Following the consummation of the Transaction, the board of directors of BBV shall be comprised of John Park, Dr. Young Suh and Henry Cheung. John Park shall initially serve as the Chairman of the Board of both the Company and Migami, until his resignation or removal.

Upon the consummation of the Transaction, the Company’s board of directors shall appoint and designate the following persons as its officers: John Park (chief executive officer), James R. Polsen (chief financial officer), Mark A. Wisniewski (vice president of business development) and Young Gil Kwon (chief scientific officer). If, upon the consummation of the Transaction, a vacancy exists on the board of directors or in any office of the Company, such vacancy may thereafter be filled in the manner provided by the Company’s organizational documents or the law.

Representations and Warranties of BBV and Migami in the Merger Agreement

The Merger Agreement contains a number of representations made by each of BBV, Migami and their respective subsidiaries. The representations and warranties contained in the Merger Agreement were made for purposes of the Merger Agreement and are subject to qualifications and limitations agreed to by the respective parties in connection with negotiating the terms of the Merger Agreement. In addition, certain representations and warranties were made as of a specific date, may be subject to a contractual standard of materiality different from what might be viewed as material to stockholders, or may have been used for purposes of allocating risk between the respective parties rather than establishing matters as facts.

Further, the representation and warranties are qualified by information in confidential disclosure schedules delivered by the respective parties together with the Merger Agreement. While BBV and Migami do not believe these schedules contain information for which the securities laws require public disclosure, other than information that has already been so disclosed, the disclosure schedules do contain information that modify, qualify and create exceptions to the representations, warranties and covenants set forth in the Merger Agreement.

This description of the representations and warranties, and their reproduction in the copy of the Merger Agreement attached to this proxy statement as Annex I, are included solely to provide investors with information regarding the terms of the Merger Agreement. Accordingly, the representations and warranties and other provisions of the Merger Agreement should not be read alone and should not be relied on as statements of true fact, but instead should only be read together with the information provided elsewhere in this proxy statement. See “Where You Can Find Additional Information” beginning on page 153.

Materiality and Material Adverse Effect

Certain of the representations and warranties are qualified by materiality or Material Adverse Effect. For the purposes of the Merger Agreement, Material Adverse Effect means any occurrence, state of facts, change, event, effect or circumstance that, individually or in the aggregate, has, or would reasonably be expected to have, a material adverse effect on the assets, liabilities, business, results of operations or financial condition of a party and its subsidiaries, taken as a whole, other than any occurrence, state of facts, change, event, effect or circumstance to the extent resulting from certain limited circumstances.

Covenants of the Parties

Each of BBV and Migami has agreed to use its commercially reasonable efforts to take all necessary actions to effect the Transaction and to conduct their respective businesses in a manner consistent with past practice. The Merger Agreement also contains covenants related to notifications, taxes, confidentiality and public announcements.

Indemnification

From the date of the Merger Agreement through the closing of the Transaction, each of BBV and Migami shall indemnify and hold the other party and their respective subsidiaries, harmless from and against any and all claims and liabilities, including costs and expenses for loss, injury to or the death of their respective representatives (other than as a result of gross negligence and willful misconduct) and any loss, damage to or destruction of any property owned by the other party or their respective subsidiaries during any visit to their business or property sites. Migami also agrees to indemnify BBV and the Surviving Corporation and their Affiliates and each of their respective directors, officers, employees, shareholders, attorneys and agents and permitted assignees against any unpaid Taxes or related expenses  owed by Migami that were required to have been paid by or were accrued against Migami prior to the date of the Merger Agreement.

Lock up Agreement; Tag Along

Migami agreed that it will not, directly or indirectly, offer, sell, agree to sell, grant any option with respect to, pledge or otherwise dispose of all or any portion the shares representing the Merger Consideration for twelve months subsequent to the Effective Time. For a period of one year following the termination of the Lock-up Period, if Migami is able to definitively negotiate the private sale of any shares of BBV then Migami will offer the right to the BBV Founders collectively to participate in such sale on a share for share basis with Migami.

Trust Account Waiver

BBV may disburse monies from the trust account: (a) to its holders of IPO Shares in the event of the redemption of their shares or the dissolution and liquidation of BBV, (b) to BBV and the underwriters listed in the prospectus after BBV consummates a business combination or (c) as consideration to the sellers of a target business with which BBV completes a business combination. Each of Migami and Pharmanite acknowledged and agreed that it does not have at any time any claim against the funds held in BBV’s trust account and waived any claims it may have against the trust account at any time prior to the Effective Time.

Access to Information

Each of Migami and BBV have agreed to give the other, its counsel, accountants and other representatives, reasonable access during the period prior to the closing, to the properties, books, records, contracts, agreements and employees of the other to obtain all information concerning the business, assets, liabilities, and employees of the other, as such party may reasonably request.

Public Announcements

BBV and Migami agreed that no public release or announcement concerning the Merger Agreement or the Transaction shall be issued by either party or any of their affiliates without the prior consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), except such release or announcement as may be required by applicable law or the rules or regulations of any securities exchange, in which case the applicable party shall use commercially reasonable efforts to allow the other party reasonable time to comment on such release or announcement in advance of such issuance.

Name; Headquarters

After completion of the Transaction, we anticipate:

•	the name of the publicly traded company will be “Pharmanite Holdings, Inc.”; and
•	the corporate headquarters and principal executive offices of the company will be located at Woodland Hills, California.

PROPOSAL 2 — THE NAME CHANGE PROPOSAL

BBV’s board of directors has approved a resolution to amend its amended and restated articles of incorporation to change its name from “BBV Vietnam S.E.A. Acquisition Corp.” to “Pharmanite Holdings, Inc.” Although the name change is part of the Transaction, this proposal is being presented as a separate proposal in order to (i) comply with applicable federal securities laws and (ii) permit BBV to effect the Transaction even if the Name Change Proposal is not approved. In order to accomplish this, upon the approval of the stockholders, Article FIRST of the amended and restated articles of incorporation will be replaced in its entirety and such Article FIRST will read in its entirety as follows:

FIRST: The name of the Corporation is Pharmanite Holdings, Inc.

Our stockholders are not entitled to appraisal rights in connection with the Name Change Proposal.

Reasons for the Amendment

In order to properly identify our post-closing combined business, our board of directors has proposed to change the name of our company to “Pharmanite Holdings, Inc.” Our board of directors believes the new name will more accurately reflect the business activities of the Company.

Required Vote

Adoption of the Name Change Proposal requires the affirmative vote of a majority of the issued and outstanding shares of Common Stock entitled to vote thereon.

Recommendation

BBV’S BOARD OF DIRECTORS RECOMMENDS THE STOCKHOLDERS VOTE “FOR” THE NAME CHANGE PROPOSAL.

PROPOSAL 3 — THE INCREASE IN AUTHORIZED PROPOSAL

BBV’s board of directors has approved a resolution to amend its amended and restated articles of incorporation to increase the authorized capital of the Company from 51,000,000 shares, consisting of 50,000,000 shares of Common Stock and 1,000,000 shares of Preferred Stock, to 101,100,000 shares, consisting of 100,000,000 shares of Common Stock and 1,000,000 shares of Preferred Stock, because the Company’s current authorized capital is 51,000,000 shares, consisting of 50,000,000 shares of Common Stock and 1,000,000 shares of Preferred Stock, of which 5,237,684 shares of Common Stock are currently outstanding and approximately 7,048,684 shares of Common Stock are reserved for issuance under outstanding Warrants. Therefore, we currently have only approximately 37,713,632 (inclusive of the Transaction Consideration) authorized shares available (common and preferred) to be issued or reserved for issuance upon the granting of convertible preferred stock, new options or upon the issuance of new warrants or other securities convertible into shares of Common Stock.

Although the amendment is included as part of the Transaction, it is being presented as a separate proposal in order to permit us to effect the Transaction even if the other proposals related to our amended and restated articles of incorporation are not approved.

Principal Effects of the Increase in Authorized Capital

The Company’s stockholders will not realize any dilution in their voting rights as a result of the increase in authorized capital but will experience dilution in their ownership percentage to the extent additional shares would be issued.

In order to accomplish this proposal, upon the approval of the stockholders, Article FIFTH of the amended and restated articles of incorporation will be replaced in its entirety and such Article FIFTH of BBV’s Second Amended and Restated Articles of Incorporation will read in its entirety as follows:

FIFTH: The Corporation is authorized to issue a total of 101,000,000 shares, consisting of two classes of shares, designated “Common Stock” and “Preferred Stock.” The total number of shares of Common Stock the Corporation is authorized to issue is 100,000,000, with a par value of $0.0001 per share. The total number of shares of Preferred Stock the Corporation is authorized to issue is 1,000,000, with a par value of $0.0001 per share.

A.           Preferred Stock. The Corporation’s board of directors (the “Board of Directors”) is expressly granted authority to issue shares of Preferred Stock, in one or more series and without shareholder approval. The Board of Directors may fix for each series it is authorized to issue such voting rights, full or limited, and such designations, powers, preferences and relative participating, optional or other special rights and any qualifications, limitations or restrictions thereof as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issue of such series (a “Preferred Stock Designation”) and as may be permitted by the BCA. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all of the then outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, without a separate vote of the holders of the Preferred Stock, or any series thereof, unless a vote of any such holders is required to take such action pursuant to any Preferred Stock Designation.

B.           Common Stock. Except as otherwise required by law or as otherwise provided in any Preferred Stock Designation, the holders of Common Stock shall possess exclusively all voting power, and each share of Common Stock shall have one vote.

Capitalization

After giving effect to completion of the increase in authorized shares, the Company will have approximately 100,000,000 authorized shares of Common Stock. Upon consummation of the Transaction, the Company will have approximately 11,000,000 shares of issued and outstanding Common Stock (assuming redemption of 100% of the IPO Shares), 5,175,000 Warrants and 1,873,684 Founder Warrants issued and outstanding and approximately 7,048,684 shares of Common Stock would be reserved for issuance upon exercise of the Founder Warrants.

The shares of authorized, but unissued capital stock will be available from time to time for corporate purposes including raising additional capital, acquisitions of companies or assets and for strategic transactions. The Company does not have any present intention, plan, arrangement or agreement, written or oral, to issue shares of capital stock for any purpose, except for the issuance of the Transaction Consideration (as described in Proposal 1). Although the Company does not have any present intention to issue shares of capital stock, except as noted above and in this proxy statement, the Company may in the future raise funds through the issuance of capital stock when conditions are favorable, even if the Company does not have an immediate need for additional funds at such time.

We believe the availability of additional shares will provide the Company with the ability to (a) provide it with the flexibility to meet business needs as they arise, or to take advantage of favorable opportunities, and (b) respond to a changing corporate environment. If the Company issues additional shares of capital stock, the ownership interests of holders of the Company’s capital stock may be diluted.

The issuance of additional shares of capital stock may, among other things, have a dilutive effect on earnings per share, stockholders’ equity and voting rights. The issuance of additional shares, or the perception that additional shares may be issued, may also adversely affect the market price of the Common Stock. Holders of the Company’s capital stock have no preemptive rights.

Required Vote

Adoption of the Increase in Authorized Proposal requires the affirmative vote of a majority of the issued and outstanding shares of the Common Stock entitled to vote thereon.

Recommendation

BBV’S BOARD OF DIRECTORS RECOMMENDS THE STOCKHOLDERS VOTE “FOR” THE INCREASE IN AUTHORIZED PROPOSAL.

PROPOSAL 4 — THE ELIMINATION PROPOSAL

Stockholders are being asked to consider and vote upon the following separate proposals to amend the Company’s amended and restated articles of incorporation to eliminate certain special purpose acquisition company provisions: (i) to remove the provisions related to the Company’s status as a blank check company, including, among other things, the classification of the board of directors and (ii) to make the Company’s corporate existence, which currently terminates on February 13, 2011 (extended from February 13, 2010 as approved by BBV’s stockholders at the Extension Meeting), perpetual.

In the judgment of the board of directors, the elimination of blank check company restrictions is desirable because these provisions will serve no purpose following the Transaction. For example, Article FOURTH provides for the termination of BBV’s corporate existence on February 13, 2011. Perpetual existence is the usual period of existence for corporations and the board of directors believes it is the most appropriate period for the Company following the Transaction. In addition, among Article SIXTH’s provisions is a requirement that proceeds from BBV’s initial public offering be held in the trust account until a business combination or liquidation of BBV has occurred and also requires that the terms of a proposed business combination be submitted for approval by BBV’s stockholders. These provisions would restrict our ability to pursue the acquisition of one or more operating companies and related financings following the Transaction. Also, Section A of Article SEVENTH provides for three classes of directors with staggered terms and we believe elimination of this provision gives stockholders the greatest control over management of the Company.

In connection with the deletion of Article FOURTH and Article SIXTH, articles currently designated FIFTH, SEVENTH, EIGHTH and NINTH will be redesignated as FOURTH, FIFTH, SIXTH and SEVENTH respectively.

Required Vote

Adoption of each of the Elimination Proposals requires the affirmative vote of a majority of the issued and outstanding shares of Common Stock entitled to vote thereon.

Recommendation

BBV’S BOARD OF DIRECTORS RECOMMENDS THE STOCKHOLDERS VOTE “FOR” EACH OF THE ELIMINATION PROPOSALS.

BUSINESS OF BBV

BBV Vietnam S.E.A. Acquisition Corp. is a blank check company organized under the laws of the Republic of the Marshall Islands on August 8, 2007. We were formed for the purpose of acquiring, or acquiring control of, one or more operating businesses having their primary operations in Asia through a merger, capital stock exchange, asset acquisition, stock purchase or other similar business combination, or contractual arrangements. To date, our efforts have been limited to organizational activities, our initial public offering and the search for a suitable business combination. As of the date of this filing, we have not acquired any business operations, but we have entered into a definitive agreement to enter into the Transaction with Migami. Our principal executive offices are located at 61 Hue Lane, Hai Ba Trung District, Hanoi, Vietnam and our telephone number is 84-497-64136. Our registered office in the Republic of the Marshall Islands is located at the offices of Trust Company Complex, Ajeltake Island, P.O. Box 1405, Majuro, Marshall Islands MH 96960.

On February 13, 2008, we closed our initial public offering of 5,175,000 Units with each Unit consisting of one share of Common Stock and one Warrant to purchase one share of Common Stock at an exercise price of $5.00 per share. The Units from our IPO (including the over-allotment option) were sold at an offering price of $8.00 per Unit.  Ladenburg Thalmann & Co. Inc. and Chardan Capital Markets, LLC acted as the co-lead managing underwriters for the IPO. The securities sold in the offering were registered under the Securities Act of 1933, as amended, pursuant to a registration statement on Form S-1 (No.333-146829). The SEC declared the registration statement effective on February 8, 2008. Our Units began trading on the OTC Bulletin Board on February 8, 2008.

Immediately prior to the consummation of the IPO, we consummated the private sale of the Founder Warrants, at a purchase price of $0.95 per Warrant. The Founder Warrants are identical to the Warrants sold in the IPO, except that (i) the Founder Warrants are not subject to redemption so long as they are held by the original purchasers or their permitted transferees, (ii) the Founder Warrants may be exercised on a cashless basis so long as they are held by the original purchasers or their permitted transferees, while the Warrants included in the Units sold in the open market cannot be exercised on a cashless basis, (iii) upon an exercise of the Founder Warrants, the holders of the Founder Warrants will receive unregistered shares of Common Stock, and (iv) subject to certain limited exceptions, the Founder Warrants are not transferable until they are released from escrow, as described below, which would only be after the consummation of a business combination.

On December 7, 2009, BBV entered into the Option Agreement with the BBV Founders and Vision Fair. Pursuant to the Option Agreement, the BBV Founders granted Vision Fair a call option to purchase an aggregate of 293,750 Founder Shares (the “Option Shares”) and all of the Founder Warrants and Vision Fair granted the BBV Founders a put option to require Vision Fair to purchase all of the Option Shares and Founder Warrants. Vision Fair agreed to pay $3,250,000 (the “Purchase Price”) to the BBV Founders in connection with the Option Agreement, comprised of: (i) a $100,000 deposit paid upon execution of the Option Agreement, (ii) a $3,000,000 payment to be deposited in an escrow account by December 9, 2009 and (iii) a $150,000 payment due on the earlier of the first business day following the consummation of the business combination or February 9, 2009 (regardless of whether the business combination is consummated). In connection with the Option Agreement, John Park, in his personal capacity, executed a $250,000 promissory note, payable in the event Vision Fair defaulted on its obligations under the Option Agreement.

On December 9, 2009, BBV and Vision Fair entered into a side letter agreement (the “Side Letter”) pursuant to which the Purchase Price was increased by $50,000 for each day subsequent to December 9, 2009 in which the $3,000,000 portion of the Purchase Price was not deposited into the escrow account.

On February 8, 2010, the Company entered into the Stock Purchase Agreements with the Investors pursuant to which the Investors purchased an aggregate of 3,682,689 IPO Shares (the “Extension Shares”) through independent, privately negotiated transactions with third parties.  The purchases occurred prior to the Extension Meeting for the purpose of voting on the Extension Proposal.  If the Transaction is not consummated, the Company is not obligated to pay the Investors any further fees (beyond those it has already paid) and the Investors will receive the pro rata portion of the trust account due to them in connection with the liquidation of the Company.  In the event the Transaction is consummated, the Company will repurchase the Extension Shares from the Investors for a price equal to the aggregate purchase price paid by the Investors to acquire the Extension Shares plus an additional amount equal to 2.25% of the aggregate purchase price for each 30 day period the Extension Shares are held (prorated to reflect the actual numbers of days the Extension Shares are held).  As additional consideration, Migami paid the Investors $170,000 in cash and issued restricted shares of Migami common stock to the Investors (based on their pro rata purchases) in an amount which would entitle the Investors to receive 275,000 shares of Common Stock as part of the Transaction Consideration. Additionally, (i) because the Transaction was not consummated within 30 days of the purchase of the Extension Shares, Migami will issue restricted shares of its common stock to the Investors (based on their pro rata purchases) in an amount which would entitle the Investors to receive an additional 225,000 shares of Common Stock as part of the Transaction Consideration, (ii) if the Transaction is not consummated within 60 days of the purchase of the Extension Shares, Migami will issue restricted shares of its common stock to the Investors (based on their pro rata purchases) in an amount which entitle the Investors to receive 6,667 shares of Common Stock as part of the Transaction Consideration, for each day beyond the 61st day from the date of purchase the Transaction is not consummated, to be divided pro rata among the Investors, and (iii) cash in the aggregate amount of $22,096 per day for each day beyond March 15, 2010 in which the Transaction is not consummated, which amount shall be divided pro rata among the Investors (collectively, the “Fees”).  All such additional shares must be delivered prior to the Special Meeting of Stockholders.

As a result of certain payment defaults pursuant to the Stock Purchase Agreements, Migami has paid cash penalties to the Investors in the amount of $100,000 and has issued restricted shares of its common stock to the Investors in an amount which would entitle the Investors to receive an additional 375,000 shares of Common Stock as part of the Transaction Consideration (collectively, the “Penalties”).

Migami expects to enter into an agreement with the Investors which will provide that in consideration for the Investors’ waiver of further defaults relating to late payments under the Stock Purchase Agreements and Escrow Agreement and their agreement to hold in escrow documents which would terminate the corporate existence of BBV and require the distribution of all funds from the trust account (the “Waiver”), Migami will: (i) deliver a number of Migami shares equivalent to 350,000 post-Transaction shares of Common Stock by March 31, 2010, (ii) pay $250,000 in cash by April 1, 2010 (as a partial interest payment under the Stock Purchase Agreements), (iii) provide by April 8, 2010 (a) a secured promissory note in an amount equal to the remaining interest due under the Stock Purchase Agreements less $250,000 and recalculated as of the date of repurchase of the Investors’ shares by BBV or a third party which shall be pre-payable without penalty, contain reasonable and customary events of default and will be mandatorily repayable out of fifty percent (50%) of all income earned by Migami, (b) a form of security agreement acceptable to the Investors and (c) file in Nevada and other jurisdictions as requested by the Investors UCC financing statements evidencing the security interest of the Investors.  If the Waiver is not entered into or if Migami does not comply with any of the foregoing conditions of the Waiver in a timely manner, the Investors may deliver the termination documents to BBV’s transfer agent and terminate BBV’s corporate existence.

In consideration for the Fees, Penalties and Waiver, and provided the Special Meeting of Stockholders occurs on or before April 19, 2010, the Investors agreed to irrevocably grant each of John Park and Eric Zachs proxies to vote the Extension Shares at the Special Meeting of Stockholders.  Additionally, each of John Park and Migami agreed to indemnify the Investors in the event the aggregate purchase price paid for the Extension Shares and the Fees are not fully paid to the Investors.

On February 8, 2010, the Company, John Park, Migami and the Investors entered into the Escrow Agreement which provides for the payment of certain cash deposits by Migami to the Investors as well as for the extension of the closing of the Stock Purchase Agreements from February 22, 2010 until March 15, 2010.  The Escrow Agreement further provides the option of extending the Closing beyond March 15, 2010, by depositing $22,096 for each day after March 15, 2010 for which an extension is requested. The Escrow Agreement has been amended such that all Fees and Penalties are made directly to the Investors and terminate upon the payment of all such Fees.  As a result of the Company’s agreement with the Investors to consummate the closing of the Stock Purchase Agreements no later than April 19, 2010, the board of directors may be required to liquidate the Company in the event the Transaction is not consummated by April 19, 2010 in the event it is required to satisfy its obligations to the Investors using the funds in the trust account.  In the event BBV is able to obtain funds or otherwise satisfy its obligations under the Stock Purchase Agreements from other sources, the board of directors may determine to continue BBV’s corporate existence until February 13, 2011, even if the Merger Proposal is not approved.

At the Extension Meeting held on February 12, 2010, stockholders of the Company approved a proposal to extend the time on or before which the Company must consummate its initial business combination from February 13, 2010 to February 13, 2011. At the Extension Meeting, stockholders representing 23.79% of the IPO Shares (or 1,231,066 IPO Shares) sought redemption of their shares into a pro rata portion of the trust account.  Subsequent to the redemption of the 1,231,066 IPO Shares in connection with the Extension Meeting, the Investors currently own approximately 93% of the IPO Shares outstanding as of the Record Date. The Investors have given John Park and Eric Zachs proxies to vote such shares, assuming satisfaction by BBV and Migami of certain conditions.  Messrs. Park and Zachs have indicated their intention to vote such shares in favor of the Merger Proposal.

On February 27, 2010, BBV, BBV Sub, Migami and Pharmanite entered into the Merger Agreement pursuant to which Pharmanite will merge with BBV, with Pharmanite surviving as a wholly-owned subsidiary of the Company, as a result of which Migami will transfer all of the outstanding capital stock of Pharmanite to the Company in exchange for the Transaction Consideration of the Company’s common stock. As a result of the Transaction, Pharmanite will become a wholly-owned subsidiary of BBV and Migami will own approximately 88% of the outstanding shares of BBV (54% on a fully diluted basis), assuming redemption of all currently outstanding shares of Common Stock.  The aggregate value of the Transaction Consideration is approximately $77.6 million. For additional information regarding the Merger Agreement and the Transaction Consideration, see the section entitled “The Merger Agreement” beginning on page 96.

On February 27, 2010, in connection with the execution of the Merger Agreement, Migami and the BBV Founders entered into the Payment Guarantee pursuant to which Migami unconditionally guaranteed the amounts owed by Vision Fair to the BBV Founders under the Option Agreement and the Side Letter, in an amount up to $3,500,000.  The Payment Guarantee provided that the parties instruct their affiliates to enter into an amended and restated Option Agreement providing for an increase in the Purchase Price to $3,500,000 and a full general release by all parties of all claims under the Option Agreement and the Side Letter. The Payment Guarantee immediately terminates upon the parties entering into an amended and restated Option Agreement.

On December 7, 2009, BBV entered into the Option Agreement with the BBV Founders and Vision Fair. Pursuant to the Option Agreement, the BBV Founders granted Vision Fair a call option to purchase an aggregate of 293,750 Founder Shares (the “Option Shares”) and all of the Founder Warrants, and Vision Fair granted the BBV Founders a put option to require Vision Fair to purchase all of the Option Shares and Founder Warrants.  Vision Fair agreed to pay $3,250,000 to the BBV Founders in connection with the Option Agreement.  In connection with the Option Agreement, John Park, Migami’s chief executive officer, executed a $250,000 promissory note in his personal capacity payable to the BBV Founders in the event Vision Fair defaulted on its obligations under the Option Agreement.  On December 9, 2009, BBV and Vision Fair entered into the Side Letter pursuant to which the Purchase Price was increased by $50,000 for each day after December 9, 2009 in which the $3,000,000 portion of the Purchase Price was not deposited into the escrow account.

On February 27, 2010, in connection with the execution of the Merger Agreement, Migami and the BBV Founders entered into a Payment Guarantee pursuant to which Migami unconditionally guaranteed the amounts owed by Vision Fair to the BBV Founders under the Option Agreement and the Side Letter, in an amount up to $3,500,000.  The Payment Guarantee provided that the parties instruct their affiliates to enter into an amended and restated Option Agreement providing for an increase in the Purchase Price to $3,500,000 and a full general release by all parties of all claims under the Option Agreement and the Side Letter.  The Payment Guarantee immediately terminates upon the parties entering into an amended and restated Option Agreement.

The parties are negotiating a revision to the terms of these arrangements and we will file a Foreign Report on Form 6-K with the revised terms once the terms are finalized.

Fair market value of target business

The initial target business or businesses with which we engage in a business combination must have a collective fair market value equal to at least 80% of the amount in our trust account at the time of the initial business combination (less the deferred underwriting discount and commissions and taxes payable). Based in part on the opinion of Caris & Company, Inc., the Board of Directors of BBV determined that the Transaction meets this 80% threshold requirement. The opinion of Caris & Company, Inc. is attached to this proxy statement as Annex III.

Opportunity for stockholder approval of business combination

We have submitted the Transaction to our stockholders for approval via this proxy statement. In connection with the stockholder vote required to approve any business combination, all the holders of the Founder Shares have agreed to vote the shares of Common Stock owned by them prior to the IPO in the same manner as a majority of the holders of IPO Shares who vote at the Special Meeting of Stockholders. The BBV Founders also agreed that if they acquire shares of Common Stock in the open market, they will vote such acquired shares in favor of the Transaction.

We will proceed with the Transaction only if a majority of the IPO Shares are voted in favor of the Merger Proposal and holders of less than 30% of the IPO Shares, in the aggregate, vote against, and exercise their redemption rights in connection with, the Extension Proposal and the Merger Proposal and demand redemption of their IPO Shares into a pro rata portion of the trust account.  Subsequent to the redemption of the 1,231,066 IPO Shares in connection with the Extension Meeting, the Investors currently own approximately 93% of the IPO Shares outstanding as of the Record Date. The Investors have given John Park and Eric Zachs proxies to vote such shares, assuming satisfaction by BBV and Migami of certain conditions.  Messrs. Park and Zachs have indicated their intention to vote such shares in favor of the Merger Proposal.  Accordingly, it is expected there will be an affirmative vote of a majority interest of the Common Stock in favor of the Merger Proposal and that less than 30% of the IPO Shares will be voted, in the aggregate, against the Extension Proposal and the Merger Proposal.

Redemption Rights

In connection with the stockholder vote on the Transaction, each holder of IPO Shares shall have the right to have their shares of Common Stock redeemed for cash if the stockholder votes against the Transaction, elects to redeem its shares of Common Stock, tenders its shares for redemption and the Transaction is approved and completed. An eligible stockholder may request redemption at any time after the mailing to our stockholders of this proxy statement and prior to the vote taken with respect to the Merger Proposal. The actual per-share redemption price is expected to be equal to $8.00. As the initial per share redemption price of $8.00 per share is lower than the market price of our Common Stock on the date of the redemption, there may be a disincentive on the part of public stockholders to exercise their redemption rights.

A stockholder who requests redemption of his or her shares must hold these shares from the Record Date through the closing date of the Transaction. We will not charge redeeming stockholders any fees in connection with the tender of shares for redemption. If a stockholder votes against the Transaction but fails to properly exercise his or her redemption rights, such stockholder will not have its Common Stock redeemed for a pro rata distribution of the trust account. Any request for redemption, once made, may be withdrawn at any time up to the date of the Special Meeting. It is anticipated the funds to be distributed to stockholders who elect redemption will be distributed promptly after completion of the Transaction. Public unitholders who redeem their stock into their share of the trust account still have the right to exercise the Warrants they received as part of the Units.  The holders of our Founder Shares are not entitled to redeem the Founder Shares or shares acquired in the after-market.

We require public stockholders, whether they are a record holder or hold their shares in “street name,” to either tender their certificates to our transfer agent at any time through the vote on the Merger Proposal or to deliver their shares to the transfer agent electronically using Depository Trust Company’s DWAC (Deposit/Withdrawal At Custodian) System, at the holder’s option. Accordingly, a stockholder will have from the time we send out our proxy statement through the vote on the Merger Proposal to tender his shares if he wishes to seek to exercise his redemption rights. However, as the delivery process can be accomplished by the stockholder, whether or not he is a record holder or his shares are held in “street name,” in a matter of hours (because the transfer is made electronically once final instruction is given to Depository Trust Company) by simply contacting the transfer agent or his broker and requesting delivery of his shares through the DWAC System, we believe this time period is sufficient for an average investor. However, because we do not have any control over this process, it may take significantly longer than we anticipate. Additionally, if the shares of Common Stock cannot be transferred through the DWAC system, the process may take such number of days as may be required to complete the proper paperwork, obtain the necessary authorizations and consents and to locate and deliver physical stock certificates, if any. The requirement for physical or electronic delivery prior to the Special Meeting of Stockholders ensures that a redeeming holder’s election to redeem is irrevocable once the business combination is approved. There is a nominal cost associated with the above-referenced tendering process and the act of certificating the shares or delivering them through the DWAC system. The transfer agent will typically charge the tendering broker $35 and it will be up to the broker whether or not to pass this cost on to the redeeming holder. This will not result in any increased cost to stockholders when compared to the traditional process, however, in the event a stockholder elects redemption of their shares of Common Stock but the Transaction is not approved, a stockholder will have paid $35 to elect redemption but would not actually have their shares of Common Stock redeemed. Further, it is possible this tendering process will be cost-prohibitive for stockholders in the event their aggregate holdings of our shares of Common Stock do not exceed $35.

If the Merger Proposal is not approved, or if the Transaction is not consummated for any other reason, we may continue to try to consummate a business combination with a different target until February 13, 2011 in the event we do not have to satisfy our obligations to the Investors using the funds in the trust account.  Public stockholders voting against the Transaction who exercised their redemption rights would not be entitled to redeem their Common Stock into a pro rata share of the aggregate amount then on deposit in the trust account in respect of the unconsummated Transaction. In such case, we will promptly return such certificates to the tendering public stockholder. Public stockholders would be entitled to receive their pro rata share of the aggregate amount on deposit in the trust account only in the event the business combination was duly approved and subsequently completed, or in connection with our liquidation. If the Transaction is not consummated, a stockholder’s shares will not be redeemed into cash, even if such stockholder elected to redeem.

Liquidation if No Business Combination

At a Special Meeting of Stockholders held on February 12, 2010, BBV’s stockholders approved a proposal to extend the time on or before which BBV must consummate its initial business combination from February 13, 2010 to February 13, 2011.  Our amended and restated articles of incorporation provides we will continue in existence only until February 13, 2011. If we have not completed a business combination by February 13, 2011, our amended and restated articles of incorporation provides that our corporate existence will automatically cease 36 months after the date of our IPO except for the purposes of winding up our affairs and liquidating pursuant to Section 106 of the Marshall Islands Business Corporations Act, or BCA. This has the same effect as if our board of directors and shareholders had formally voted to approve our dissolution. Limiting our corporate existence to a specified date as permitted by Sections 15 and 105 of the BCA removes the necessity to obtain formal shareholder approval of our dissolution and liquidation and to file a certificate of dissolution with the Registrar of Corporations of the Republic of the Marshall Islands.  As a result of the Company’s agreement with the Investors in connection with the Extension Meeting, the board of directors it may be required to liquidate the Company in the event the Transaction is not consummated by April 19, 2010 if it must use proceeds from the trust account to satisfy its obligations under the Stock Purchase Agreements. In the event BBV is able to obtain funds or otherwise satisfy its obligations under the Stock Purchase Agreements from other sources, the board of directors may determine to continue BBV’s corporate existence until February 13, 2011, even if the Merger Proposal is not approved.

Under the BCA, shareholders may be held liable for claims by third parties against a corporation to the extent of distributions received by them in a dissolution. If we complied with certain procedures set forth in Section 106 of the BCA intended to ensure that we make reasonable provision for all claims against us, including a minimum 6-month notice period during which any third-party claims can be brought against us, any liability of shareholders with respect to a liquidating distribution is limited to the lesser of such shareholder’s pro rata share of the claim or the amount distributed to the shareholder, and any liability of the shareholder would be barred after the expiration of the period specified in the notice. However, it is our intention to make liquidating distributions to our public shareholders as soon as reasonably possible after dissolution and, therefore, we do not intend to comply with those procedures. As such, to the extent not covered by the indemnities provided by Messrs. Zachs and Lee, our shareholders could potentially be liable for any claims to the extent of distributions received by them in a dissolution and any such liability of our shareholders may extend beyond the third anniversary of such dissolution. Accordingly, we cannot assure you that third parties will not seek to recover from our shareholders amounts owed to them by us.

The proceeds deposited in the trust account could become subject to the claims of our creditors (which could include vendors and service providers we have engaged to assist us in any way in connection with our search for a target business and that are owed money by us, as well as target businesses themselves) which could have higher priority than the claims of our public shareholders. Prior to completion of our initial business combination, we have required all vendors, target businesses, prospective target businesses or other entities that we engage (other than our auditors) execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of our public shareholders. Messrs. Zachs and Lee, our president and chairman, respectively, have agreed, pursuant to agreements with us and the representative of the underwriters, that if we liquidate prior to the consummation of a business combination, they will be personally liable, on a joint and several basis to ensure that the amounts in the trust account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by us for services rendered or contracted for or products sold to us, to the extent that such target businesses, vendors or entities did not execute a valid and enforceable waiver. Furthermore, there could be claims from parties other than vendors or target businesses that would not be covered by the indemnity from Messrs. Zachs and Lee, such as shareholders and other claimants who are not parties in contract with us who file a claim for damages against us. If a claim were made that resulted in Messrs. Zachs and Lee having personal liability and they refused to satisfy their obligations, we would have a fiduciary obligation to bring an action against them to enforce our indemnification rights and would accordingly bring such an action against them. However, we have not requested that either of Messrs. Zachs or Lee reserve for such indemnification obligations, and we therefore cannot assure you that they would be able to satisfy those obligations if required to do so. Additionally, we have not independently verified if Messrs. Zachs or Lee have sufficient funds to satisfy their indemnification obligations. Accordingly, the actual per share liquidation price could be less than approximately $8.00 due to claims of creditors. Furthermore, if we are forced to file a bankruptcy case or an involuntary bankruptcy case is filed against us which is not dismissed, the amounts held in the trust account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our shareholders.

We will notify the trustee of the trust account to begin liquidating such assets promptly after we are required to liquidate in accordance with the laws of the Republic of the Marshall Islands and anticipate it will take no more than 10 business days to effectuate such distribution. The BBV Founders have agreed to waive their rights to participate in any liquidation distribution with respect to the Founder Shares. There will be no distribution from the trust account with respect to any of the Warrants, which will expire worthless. We will pay the costs of liquidation from our remaining assets outside of the trust account. If such funds are insufficient, Eric M. Zachs and Robert H.J. Lee have agreed to advance us the funds necessary to complete such liquidation (currently anticipated to be no more than approximately $75,000 to $125,000) and have agreed not to seek repayment of such expenses.

If we are forced to file a bankruptcy case or an involuntary bankruptcy case is filed against us which is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by our shareholders. Furthermore, because we intend to distribute the proceeds held in the trust account to our public shareholders promptly, this may be viewed or interpreted as giving preference to our public shareholders over any potential creditors with respect to access to or distributions from our assets. To the extent any bankruptcy court claims deplete the trust account, we cannot assure you we will be able to return to our public shareholders the liquidation amounts payable to them. Furthermore, our board of directors may be viewed as having breached their fiduciary duties to our creditors and/or may have acted in bad faith, and thereby exposing itself and our company to claims of punitive damages, by paying public shareholders from the trust account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons.

Facilities

We currently list our principal executive offices at 61 Hue Lane, Hai Ba Trung District, Hanoi, Vietnam. We have agreed to pay Bantry Bay Ventures-Asia, LLC, an affiliate of the BBV Founders, $7,500 per month for the use of office space and certain office and administrative services. Upon completion of a business combination or our liquidation, we will no longer be required to pay these monthly fees.

Employees

We have two executive officers who are members of our board of directors.  These individuals are not obligated to contribute any specific number of hours per week and intend to devote only as much time as they deem necessary to our affairs. We do not intend to have any full time employees prior to the consummation of the Transaction.

Periodic Reporting and Audited Financial Statements

We have registered our Common Stock and Warrants under the Securities Exchange Act of 1934, as amended (“Exchange Act”), and have reporting obligations.  As a foreign private issuer, we are exempt from the rules under the Exchange Act, prescribing the furnishing and content of proxy statements. In addition, we are not required under the Exchange Act to file current reports with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

We are currently required to comply with the internal control requirements of the Sarbanes-Oxley Act. However, Migami may not be in compliance with the provisions of the Sarbanes-Oxley Act regarding adequacy of its internal controls. Migami’s development of the internal controls to achieve compliance with the Sarbanes-Oxley Act may increase the costs necessary to complete the Transaction.

Legal Proceedings

There are no legal proceedings pending against BBV.

BBV OPERATING AND FINANCIAL REVIEW AND PROSPECTS

We were formed on August 8, 2007 for the purpose of acquiring, or acquiring control of, one or more operating businesses located in Asia through a merger, capital stock exchange, asset acquisition, stock purchase or other similar business combination, or contractual arrangements.

Operating Results

For the year ended December 31, 2008, we had net income of $16,485, derived from interest income of $457,808 offset by $432,831 of formation costs and operating expenses, and income tax expense of $8,492. For the nine months ended September 30, 2009, we had a net loss of $327,182, derived from $354,445 of operating expenses offset by interest income of $27,263.

For the period from August 8, 2007 (inception) to December 31, 2007, we had a net loss of $18,495.

Liquidity and Capital Resources

We consummated our IPO on February 13, 2008. After deducting the underwriting discounts and commissions and the offering expenses, the total net proceeds to us from the IPO were approximately $39,897,992, of which $39,620,000 was deposited into the trust account (including up to $1,449,000 in deferred underwriting discounts and commissions which is subject to negotiation between the parties).  In addition, all of the proceeds from the private sale of the warrants ($1,780,000) were deposited into the trust fund, for a total of $41,400,000 held in trust (or approximately $8.00 per share sold in our IPO).  The remaining proceeds are available to be used by us to provide for business, legal and accounting due diligence on prospective acquisitions, tax payments and continuing general and administrative expenses. The net proceeds deposited into the trust fund remain on deposit in the trust fund and have earned $485,071 in interest through September 30, 2009.

Eric Zachs, president and director of the Company, loaned the Company $200,100 to cover formation costs and offering expenses.  All loans related to such costs and expenses were repaid by September 2008.  During the year ended December 31, 2008, we transferred $457,808 of interest earned on the trust funds for working capital purposes.  As a result of the global economic downturn, the interest rate on the funds in our trust account has been less than originally anticipated and we have had to borrow funds for our working capital needs.  In March 2009, we executed a grid note in the aggregate principal amount of $150,000 payable to Bantry Bay Ventures-Asia, LLC, an affiliate of our president, chairman and vice president which reflected monies borrowed by the Company over the last six month period. On March 22, 2010, the board of directors approved an increase in the amount of the grid note from $150,000 to $500,000. Through March 26, 2010, we borrowed $307,732 on such note.  We do not believe we will need to raise additional funds in order to meet the expenditures required for operating our business. However, we may need to raise additional funds through a private offering of debt or equity securities if such funds are required to consummate a business combination that is presented to us, although we have not entered into any such arrangement and have no current intention of doing so.

From mid-February 2008 through December 31, 2008 we paid a monthly fee of $7,500 to Bantry Bay Ventures-Asia, LLC for providing us with office space and certain general and administrative services.  Since that time, $127,500 of administrative fees have accrued but have not been paid.

Trend Information

The global economic downturn has negatively affected the business of acquisition-oriented companies (“SPACs”) like BBV:

•	shares of SPACs have been trading below their per-share trust value;

•	investors are more likely to want their cash back, and accordingly prefer a cash redemption over a proposed acquisition; and

•	the number of available target companies are not as numerous in a down market.

This trend is borne out by the increased number of SPACs that have liquidated in the last 12 months because of their inability to either locate or have their stockholders vote in favor of a selected acquisition.

Off-Balance Sheet Arrangements

We do not have any off balance sheet arrangements that are likely to have a current or future effect on our financial conditions, revenue results of operations, liquidity or capital expenditures.

Contractual Obligations

None

MANAGEMENT OF BBV

Our current directors and senior management are as follows:

Name	Age	Position
Robert H. J. Lee	54	Chairman of the Board of Directors
Eric M. Zachs	50	President and Director
Nguyen Thi Quynh Anh	50	Vice President and Director
Mai Anh	63	Director
Nguyen Tien Dzung	43	Director
Eliezer R. Katz	59	Special Advisor
Wang Chaoyong	45	Special Advisor

Robert H. J. Lee has served as the chairman of our board of directors since September 2007. Since November 2004, Mr. Lee has been a managing partner of Bantry Bay Ventures-Asia, LLC, a private equity firm focused on investment in Asia. Mr. Lee is also a director of Bantry Bay Ventures-Asia, LLC’s Chinese investment, Taiyue Coal Trading and Transportation, Inc. From August 1998 until November 2004, Mr. Lee served as the chief executive officer of TeleWeb, Inc., a company that he founded which was one of the first outsourcing call centers in China. From 1996 to 1998, Mr. Lee served as a managing director of 2M Invest, a Danish venture capital firm. In 1991, Mr. Lee founded PicoPower Technology which invented and patented power saving technologies for handheld devices and notebook computers. In 1994, PicoPower was merged into Cirrus Logic, Inc. for $68 million and Mr. Lee was responsible for Cirrus Logic’s business development in China. In 1996, Mr. Lee founded and served as chairman, chief executive officer and president of i-Planet Inc., which developed internet server technologies. i-Planet Inc. was acquired in 1998 by Sun Microsystems, Inc. Mr. Lee has served as an angel investor in many other companies in the United States and China, Taiwan and Japan over the past 14 years and has served on many boards of directors. Mr. Lee was one of the founding investors in EAccess. Mr. Lee also serves as a special advisor to the President of Stanford University Hospital and on the board of directors of the Bay Area World Trade Center. Mr. Lee received his degree in Electrical Engineering from Chien Hsien Institute of Technology and a master degree in Computer Science from Stevens Institute of Technology.

Eric M. Zachs has served as our president and a member of our board of directors since inception. Since October 2004, Mr. Zachs has been a managing partner of Bantry Bay Ventures–Asia, LLC, a private equity firm focused on investment in Asia. Since March 2006, Mr. Zachs has also served as the chairman of the board of Shanxi Taiyue Trading and Transportation Co., Ltd., based in Shanxi Province, China. Taiyue Trading facilitates the transportation of coal in Shanxi and nearby provinces through the rail system as it owns railroad platforms and coal trading licenses. From 2000 to 2004, Mr. Zachs was the general partner of the Entrust Capital Frontier Fund. The Frontier Fund is a venture capital fund that is focused primarily on software, semiconductors and the wireless industries. From 1995 to 2000, Mr. Zachs was the co-chairman, and from December 1995 to June 1997 was the president and chief executive officer, of Ziplink, Inc., a national wholesale internet service provider that he co-founded. From 1989 to 1995, Mr. Zachs served in a variety of capacities at Message Center USA, Inc., a nationwide paging company, including as president and chief operating officer. In 1995, Message Center was sold to AirTouch Paging (currently Vodafone Group Plc). In 1993, Mr. Zachs co-founded Message Center Management, Inc. which, along with its affiliates, currently owns over 70 antenna sites and manages over 800 antenna sites for the wireless industry. Mr. Zachs has been co-chairman of Message Center Management, Inc. since 1993. Mr. Zachs received a B.A. from Tufts University and a J.D. from Columbia University School of Law.

            Nguyen Thi Quynh Anh has served as our vice president and a member of our board of directors since September 2007. Since March 2007, Madame Quynh Anh is Bantry Bay Ventures-Asia, LLC’s Vietnam Country Partner. In 1998 Madame Quynh Anh founded and since that time has been the chairwoman and president of InvestPro Co., Ltd. InvestPro has expertise in law, business consulting, patent and trademark and serves international investors in Vietnam. InvestPro’s customers have included: Coca-Cola, Ford, P&G, Asia Pacific Brewery (Heineken & Tiger), ICI Paints, Luks Industrial and Petronas, among others. Prior to founding InvestPro, from 1990 to 1998, Madame Quynh Anh was vice chairwoman and deputy general director of InvestConsult Group. a consulting firm in Vietnam. Madame Quynh Anh’s customers included IBM, Daewoo, Yamaha, Citibank, 3M, IPEM, NEC and Baker Hughes, among others. Madame Quynh Anh was a demographic researcher for the Vietnamese Governmental General Statistics Office from 1981 to 1989. Madame Quynh Anh is a member of the Bar Association of Hanoi and the Vietnam Legal Practitioners Association and on the executive committee of the Association for Assisting Disabled Children of Vietnam. Madame Quynh Anh received her Bachelor of Law from Hanoi University and B.A. in English from Hanoi National University in Vietnam.

Mai Anh has served as a member of our board of directors since October 2007. From 2000 to present, Mr. Mai Anh has been the president of the Hanoi Association of Information and Communication Technology (HANICT), a non-governmental organization that promotes the application of information and communication technology. From 1996 to October 2007, Mr. Mai Anh was the Information and Communication Technology Director for the Vietnam Ministry of Science and Technology. From 2002 to July 2007, Mr. Mai Anh was a Member of National Assembly and a Member of Committee of Science, Technology and Environment. Mr. Mai Anh received an engineering degree from Hanoi Polytechnical University and a doctorate in engineering from the Academy of Science in Berlin, East Germany.

Nguyen Tien Dzung has served as a member of our board of directors since October 2007. Since October 1993, Mr. Dzung has been the chairman of the Gami Group, a commercial real estate investment company. Since December 2006, Mr. Dzung has also served as the general director of Capital Security Joint Stock Company, a securities brokerage and consulting firm. From March 2001 to November 2006, he was general director of Financial & Business Solutions Joint Stock Company, a real estate developer. From April 2001 to March 2002, Mr. Dzung was the Acting General Director of VP Bank. Mr. Dzung received a doctor degree in economics from Washington International General University, United States and a doctorate degree in Theoretical Physics from Belarus National General University (former USSR).

We have determined that Nguyen Tien Dzung and Mai Anh are independent directors as defined under the American Stock Exchange listing standards.

Number and Terms of Directors

Our board of directors is divided into three classes with only one class of directors being elected in each year and each class serving a three-year term. The term of office of the Class A directors, consisting of Nguyen Tien Dzung, will expire at our first annual meeting of shareholders. The term of office of the Class B directors, consisting of Mai Anh and Nguyen Thi Quynh Anh, will expire at the second annual meeting. The term of office of the Class C directors, consisting of Eric M. Zachs and Robert H.J. Lee, will expire at the third annual meeting.  Assuming stockholder approval of the Elimination Proposals, our board of directors will be comprised of one class of directors rather than the current three classes of directors.

Special Advisors

Our special advisors will not participate in managing our operations. We have no arrangements or agreements with our special advisors to provide services to us. We expect that our special advisors will simply provide advice, introductions to potential targets, and assistance to us, at our request, only if they are able to do so.

Eliezer R. Katz has served as a special advisor since September 2007. Mr. Katz has been a managing partner of Bantry Bay Ventures-Asia, LLC since March 2006. Mr. Katz has also been a self-employed consultant since January 2004 and was a general partner and a portfolio manager from June 2002 to January 2004 for Chestnut Ridge Capital, LLP, a hedge fund. Mr. Katz was senior vice president for international equities at Knight Securities from 1995 until January 2002. Prior to joining Knight Securities, Mr. Katz was senior vice president of equity trading at Troster, Singer & Co. (acquired by Goldman Sachs). Prior to 1995, Mr. Katz was an entrepreneur working out of Israel, where he was involved in a number of retail and wholesale ventures. Mr. Katz received his B.Sc. from Brooklyn College (City University of New York).

Wang Chaoyong has served as a special advisor since November 2007. Mr. Wang is the founding partner and Chief Executive Officer of ChinaEquity International Holding Co., Ltd., a China-based independent venture capital firm which focuses on the technology, media and telecommunications sectors in Greater China. Before founding ChinaEquity in 1999, Mr. Wang served from May 1998 to April 1999 as deputy director general of China Development Bank. From 1995 to April 1998, Mr. Wang was chief representative for Morgan Stanley (Asia)’s Beijing office. Mr. Wang is a member of the Board of Governors and the Secretary General of China Venture Capital Association. Mr. Wang received a master degree from Tsinghua University and a MBA from Rutgers University.

BUSINESS OF MIGAMI

Overview

Migami is a pharmaceutical and cosmeceutical company focused on (1) building and commercializing a portfolio of acquired or licensed, drug-delivery platforms and technologies; (2) creating a worldwide distribution channel by partnering with pharmaceutical companies, with a special emphasis on Asia; (3) developing cosmetics lines for clients on an original equipment manufacturing (OEM) basis; and (4) partnering with corporate collaborators to develop drug-delivery systems for existing or to-be developed drugs.

Migami was incorporated under the laws of the State of Nevada on February 4, 1986, under the name of Covington Capital Corporation.  From 1989 through 1994, Migami underwent a series of name changes in order to explore various business opportunities. However, none of the business opportunities were completed. In April 1995, under the name Investment and Consulting International, Inc., Migami acquired a patent for a proprietary device designed to neutralize nitrogen oxide automobile emissions from a company known as KleenAir Systems, Inc. Simultaneously with the acquisition of the patent, Migami also acquired the right to use the name KleenAir Systems, Inc., and changed its name. Subsequent to acquiring the patent and through November 30, 2006, Migami was a developmental stage company developing and testing the NOxMaster(TM) technology. Ultimately, this business was not successful.

On January 1, 2006, Migami entered into an Asset Purchase Agreement to purchase all of the assets and liabilities of Innovay, Inc., a California corporation (“Innovay”). Under the Asset Purchase Agreement, Migami acquired all of the assets and liabilities of Innovay in exchange for 18,983,976 shares of Migami’s common stock, which represented 60% of Migami’s issued and outstanding stock upon the closing. Migami also agreed to transfer all of Migami’s assets and liabilities to Kleenair Systems of North America, Inc., a Nevada corporation (“KSNA”) and to sell KSNA to Pollution Control, Ltd., a Bahamian corporation (“PCL”), controlled by Lionel Simons (the former CEO of KSNA and Migami’s president at the time) for $1,800,000.

Innovay was also entitled to receive an additional 52,733,266 shares of our common stock in the event that certain milestones were met within one year of the closing of the Asset Purchase Agreement. The milestones were: (a) the sale of distribution rights for ZenGen, Inc. (“ZenGen”), and InnoZen, Inc. (“InnoZen”) products in China, Korea, and/or Japan; and (b) the sale of distribution rights for existing Innovay cosmetic products in China, Korea, and/or Japan for $1,000,000. These milestones were achieved within the required timeframe and Innovay acquired the 18,983,976 shares at the closing of the asset purchase agreement in November, 2006 and the 52,733,266 shares in November, 2007.

As a result of Migami’s acquisition of the assets of Innovay, Migami’s main business became one of purchasing and licensing rights from U.S. and European based pharmaceutical companies and (1) sublicensing those rights to Asian pharmaceutical companies, (2) granting distribution rights to sell Migami’s developed products, (3) distributing such pharmaceutical products in Asia, and (4) distributing such cosmetic products worldwide. We are no longer engaged in our prior business of developing and testing NOxMaster(TM) technology.

On February 9, 2006, Migami amended its Articles of Incorporation to change the corporate name to Migami, Inc., and to increase the number of its authorized shares to 200,000,000. On March 2, 2006, Migami affected a reverse split of its issued and outstanding shares on a 5 to 1 basis.

On December 1, 2009, Migami formed Pharmanite, a Delaware corporation, as its wholly-owned subsidiary. Immediately prior to the closing of the Merger Agreement, Migami will enter into a Contribution Agreement with Pharmanite, pursuant to which Migami will transfer to Pharmanite, and Pharmanite will assume from Migami, all of its assets and liabilities immediately prior to the closing of the Transaction (the “Contribution”). The transferred assets will include, without limitation, Migami’s cash, accounts receivable, intellectual property, equipment and its ownership interest in all of Migami’s subsidiaries and joint ventures.  Subsequent to the Contribution, Pharmanite will own all of Migami’s former assets and liabilities and its sole asset will be its ownership of 100% of the outstanding shares of common stock of Pharmanite.

Corporate Structure

Subsidiaries and Affiliates

The following charts represent Migami’s organizational structure of key personnel and corporate subsidiaries:

*           Following the consummation of the Transaction, and as a result of the Contribution Agreement and the Merger Agreement, all subsidiaries shown will be subsidiaries of Pharmanite, Inc. which, in turn, will be a wholly-owned subsidiary of BBV.

The following table provides further information about each of Migami’s subsidiaries:

Name of subsidiary:	Pacific Manufacturing Group Korea Co., Ltd.
Date of formation:	May 25, 2008
Authorized capital shares:	2,000,000
Issued and outstanding shares:	634,512
Percentage owned by Migami:	47%
Jurisdiction of organization:	South Korea (Republic of Korea)
Primary role:
Ongoing development of a current United States Food and Drug Administration Good Manufacturing Practices (“cGMP”) certified manufacturing plant in Iksan, South Korea. This is a development stage company with no revenues at present.

Name of subsidiary:	Pacific Manufacturing Group, LLC
Date of formation:	12/07/2007
Percentage owned by Migami	48%

Jurisdiction of organization:	California, USA
Primary role:
Inactive. Pacific Manufacturing Group was formed as a joint venture among HealthSport, InnoZen and Migami to build a manufacturing facility. Migami was scheduled to contribute $3,000,000 for its 48% interest in PMG, however, Migami only contributed $990,000 and it was subsequently decided that PMG should be closed.

Name of subsidiary:	Pharmanite, Inc.
Date of formation:	12/1/2009
Authorized shares:	1,000 common shares
Issued and outstanding shares:	100 common shares
Percentage owned by Migami	100%
Jurisdiction of organization:	Delaware, USA
Primary role:	Formed in order to consummate the merger with BBV and will be the primary Migami operating entity following the Migami Contribution.

Name of subsidiary:	IDDS, Inc.
Date of formation:	10/26/2007
Authorized shares:	100 million common shares
Issued and outstanding shares:	1 share
Percentage owned by Migami:	100%
Jurisdiction of organization:	California, USA
Primary role:	No operations; has been used solely as an investment vehicle by Migami.

Prior to Migami’s acquisition of Innovay’s assets, Innovay was a development-stage company which did not progress to the point of exploiting its pharmaceutical assets or cosmetic products.

The following licenses were among the assets acquired from Innovay in 2006:

(1)
License and Collaboration Agreement with ZenGen - grants the exclusive right to market pharmaceutical compositions containing certain alpha-melanocyte-stimulating hormone-related peptides synthesized by ZenGen in South Korea;

(2)	License Agreement with InnoZen - grants the use of technology and rights to market certain proprietary pharmaceutical products of InnoZen in China, Japan and South Korea;

(3)
Exclusive Purchase Supply and Distributorship Agreement with New Japan Total Consulting Company, Ltd. to distribute Innovay’s cosmetics products in Japan. This arrangement is still in place but is currently inactive.

(4)
Operating and Management Agreement with Beijing Xian Ji Xun Da Technology and Development Co., Ltd. (“BXJX”) under which BXJX is assisting in the development of the Chinese market for Migami’s products; and

(5)	Supply Agreement with BioZone Laboratories, Inc. under which BioZone shall manufacture certain proprietary cosmetic products for Innovay.

Additionally, the closing of the Asset Purchase Agreement triggered the effectiveness of a two-year Consulting Agreement between Migami and PCL, pursuant to which Migami retained PCL to provide consulting services. The Consulting Agreement called for the delivery of 750,000 shares of Migami to PCL upon execution, which shares were delivered, and an additional 750,000 shares on the first anniversary of the Consulting Agreement, which shares were never delivered due to PCL’s bankruptcy and failure to perform under the Consulting Agreement.

Business Strategy

Migami is focusing its resources on utilizing proprietary delivery systems by having its partners further the technology it owns and on acquiring additional licenses for drug delivery systems. Migami has entered into relationships with established pharmaceutical corporations in Asia and intends to work with them to develop new drugs based on the technology that Migami owns, which Migami believes will maximize shareholder value.

In particular, Migami seeks to draw on its past transactions with partners BioZone Laboratories and InnoZen in identifying technologies developed in the United States and introducing them to Asia.  Whereas large Asia-based pharmaceutical companies have become relatively risk averse, seeking out technology acquisitions from United States biotechnology companies primarily where such technologies are at an advanced stage of completion, Migami partnered with early-stage biotechnology companies, acquiring licenses to their technologies for the Asia region for a relatively small fee, and profiting from the resale of such licenses to large pharmaceutical companies as the technology matures.  Such an approach benefits early-stage biotechnology companies by helping them to advance their technology prior to any comprehensive license or sale to a large pharmaceutical company, resulting in a higher valuation for such technology at the time of such comprehensive license or sale.

Migami believes it is well-positioned to take advantage of the Pacific Rim’s vibrant growth of its population and its increasing interest in Western technologies and products. Migami seeks to develop products that meet the needs of this dynamic market. Migami has forged strategic relationships with a broad base of key Pacific Rim professionals in business and government.

Migami believes its strengths include:

•	Track record of acquiring technology and product rights;

•	Ability to fine-tune acquired technology (e.g., via further development, reformulations, packaging, etc.);

•	Licensing rights to lab-tested technology aimed at revolutionizing drug delivery systems; and

•	Firm commitment to protecting intellectual properties in Asia.

Migami’s current plan of operations is to further develop its existing technologies and expand the scope of its licenses while seeking out additional partners.

Supply Side Partners

BioZone Laboratories, Inc. (“BioZone”) – Migami is partners with BioZone, a privately held California corporation founded in 1989. BioZone is a biopharmaceutical company that develops, manufactures and markets drug-delivery systems, which enhance the performance for, and can limit the side effects of, drugs. BioZone was granted a U.S. patent for a new liposomal-delivery system, which BioZone believes will revolutionize liposome and micro-encapsulation delivery. This system called QuSomes™ is described in more detail below under the heading “Migami’s Products.” BioZone currently manufactures QuSomes™ based products for Migami.

InnoZen, Inc. (“InnoZen”) – Migami is partners with InnoZen, a Delaware corporation founded in 2002 and wholly-owned subsidiary of publicly traded HealthSport, Inc., which is controlled by SMI.  InnoZen discovers, develops, and markets, (or licenses), innovative over-the-counter (“OTC”) health products that fulfill unmet consumer needs.  InnoZen’s goal is to develop high-quality OTC products that effectively treat common consumer-health problems, while minimizing the risk of side effects. InnoZen maintains a drug research and development facility and a manufacturing plant in Woodland Hills, CA. InnoZen is considered by many to be the preeminent formulator and developer of thin, (Bi-Layer), film-strips that deliver drug actives and was the first company to deliver a drug active in a thin film-strip when it completed the development of the Chloraseptic® Sore Throat Relief Strips® in June 2003. InnoZen moved forward with its proprietary technology to develop two new thin film-strip products for cough suppression.  InnoZen launched its two new film-strip products under its own Suppress® brand in September 2004.

SynerGene Therapeutics Asia, Limited (“SynerGene”) – Migami has partnered with SynerGene with respect to its tumor-targeting nanodelivery platform known as RB94, as more fully described below under the heading “Migami’s Products.”

Sell Side Partners and Clients

Migami derives its revenue from licensing rights and royalty fees from the sale of products in its licensed territories, and expects to derive additional revenue from the sale of manufactured products once its South Korean manufacturing facility is complete. The manufacturing plant, intended to be completed in 2010 in Iksan, South Korea, is a joint venture with KT&G Corporation (“KT&G”), a corporation in which the government of South Korea has an ownership interest. Migami will construct the cGMP certified plant to be operated KT&G to manufacture film strip products.

Migami has entered into license agreements with KT&G and Enerland Corporation Co., Ltd. (“Enerland”) for its licensed film strip technology. KT&G has licensed these rights in South Korea and Ennerland in Vietnam and Taiwan. The license agreements permit KT&G and Ennerland to develop new products in their respective territories based on the technology. In addition, both KT&G and Ennerland have signed distribution agreements with Migami that permit them to distribute certain existing film strip products (including PediaStrips and Enlyten Sports Strips) developed by Innozen in their respective territories.

Migami has entered into an exclusive sublicense agreement with Enerland Corporation, Co. Ltd. for Migami’s film strip technologies in the territories of Vietnam and Taiwan pursuant to which Migami is entitled to royalties on Enerland’s sale of the relevant products.

Migami has also entered into an exclusive distribution agreement with Focused Delivery, LLC for the sale of its Qusomes-based 5 Minute Eye Transformation product to Focused Delivery in the territory of South Korea and to many countries on the internet.

QuSomes™ Representatives – Migami works with a handful of sellers’ representatives who are responsible for marketing the HollywoodSecrets™ line of QuSomes™ based cosmetics throughout the United States, Europe and Asia. These representatives have been effective in placing HollywoodSecrets™ products at outlets such as Sephora, Mariano, Duty-Free Shops and certain department stores.

Drug Delivery Systems Overview

New drug discoveries and technologies require innovative delivery systems in order to be effective. Drug delivery is a process where a therapeutic agent is administered to the body in a controlled manner. As scientists research and develop a pipeline of new drugs and actives, the methods of administering therapeutic drugs will change and adapt to the new environment. Over the past decade, the U.S. drug delivery systems industry has experienced robust growth.

Migami’s Licensed Products

Migami’s licensed products and technologies consist of the following:

Bi-layer Film Technology – Migami has acquired the license rights for all of Asia for the Bi-Layer Film technology from InnoZen and desires to acquire all of the film-strip technology on a global basis. This technology enables the Company to deliver a drug active in a thin film strip. For example, this InnoZen technology was used in the development of Chloraseptic Sore Throat Relief Strips (to which Migami has no rights) in June 2003, which was the first delivery of a drug active to film strip. Research is being conducted in the development and formulation of thin films for all types of medicinal treatments. These applications encompass allergies, pain, cough and cold, insomnia, intestinal disorders, electrolyte replacement, motion sickness, sexual and animal health.  Products using the bi-layer film technology are currently going through the necessary registration processes in each of the relevant territories in which Migami owns the license.

QuSome Technology – Migami has secured the licensing rights to the proprietary QuSomes™ technology from BioZone for certain areas of Asia and is planning on acquiring the technology on a worldwide basis for all OTC and pharmaceutical applications. Through encapsulation, the QuSomes™ drug-delivery system enhances the performance of, and can limit the side effects of, a variety of drugs, proteins and peptides at a fraction of the cost of conventional liposomes. BioZone holds a U.S. patent for this liposomal-delivery system, which BioZone believes will revolutionize liposome and micro-encapsulation delivery. The QuSome™ technology can be utilized orally, topically and transmucosally for delivery of drugs or genetic materials into cell. QuSomes™ are liposome-like vesicles composed of naturally derived Dap-Peg lipids with mixed lipid chains, which can enhance the delivery efficiency for its contents. There are several commercially drugs that have been formulated with liposomes and have proven to be more effective in treating diseases with fewer side effects than traditional drug formulations.

Nasal-Gel, Delivery-System Technology – Migami has secured a worldwide, exclusive license (except for cold remedies) for a propriety, nasal-gel, delivery-system technology (also known as transmucosal) by its acquisition of ZenGen.  Nasal-gel delivery systems introduce therapeutic compounds across the mucous membrane, which allows for the potential avoidance of the gastrointestinal tract and first-pass effect, and consequently allows the therapeutic to enter directly into systemic circulation.  Membranes are thin, thus allowing for the potential (i) rapid uptake of a drug into the body; (ii) direct absorption into body; (iii) rapid onset of desired results; and (iv) lower dosage requirement.  The delivery systems are relatively simple and comparatively inexpensive to produce.  Delivery types include (i) nasal spray; (ii) pump; or (iii) gel form.

Proprietary Peptide-Portfolio Technology – Migami has acquired the worldwide rights to cosmeceutical applications and the Asia/Middle East rights to the therapeutic applications of the proprietary peptide portfolio from ZenGen.  These novel peptide molecules offer broad-based anti-infective and anti-inflammatory solutions for multiple diseases and disorders, ranging from yeast infection to organ-transplant rejection, and have the potential to alter the way many clinical problems are treated. These technologies are based on an extensive background of over 30 years of academic research on peptide molecules derived from a-Melanocyte Stimulating Hormone (“MSH”), an endogenous molecule that modulates inflammatory and immune responses. The combination of both anti-infective and anti-inflammatory properties suggests that these peptides may be a more complete therapeutic option than steroids, which reduce inflammation but increase the risk of infection, or antibiotics, which are not effective in inhibiting inflammation. In addition, topical cosmeceutical applications offer an attractive, near-term opportunity in the high-growth, anti-aging markets.  Migami has not yet entered into any out-license for cosmeceutical applications but has out-licensed the vaginitis indicator technology to Migami Korea, Ltd. in 2008, an unaffiliated entity, such license valid only for sales in Korea.

Tumor-Targeted Nanocapsules – Migami has acquired specific rights for a tumor-targeting nanodelivery platform from SynerGene Therapeutics Asia, Limited known as RB94. The platform revolves around a systemically administered, tumor-targeting nanoimmunoliposme complex (scL) for delivery of molecular medicines. In this nanomedicine, the payload is encapsulated within a cationic liposome, the surface of which is decorated with an anti-transferrin receptor single-chain antibody fragment (TfRscFv) as the targeting moiety. RB94 is a truncated retinoblastoma protein with potent tumor suppressor activity that is delivered with a plasmid in a targeted liposome vector. RB94 has been found to have characteristics that make it a novel and a potentially new modality for the treatment of various cancers and should have a very favorable therapeutic index.  The mechanism-of-action of RB94 is the production of rapid telomere erosion and chromosomal crisis in human cancer cells but not human normal cells, which could be a key mechanism of RB94-produced tumor cell kill. Cells that remained attached 48 hours after transduction with RB94 showed, among other changes, nuclear enlargement, peripheral nuclear chromatin condensation and often micronucleation. Preclinical studies originally completed by Titan Pharmaceuticals, demonstrated: (1) RB94 gene therapy has potent anti-tumor effects in a preclinical study of human pancreatic cancer; (2) RB94 is synergistic with chemotherapy in a separate preclinical study of head and neck tumors; and (3) in mice bearing subcutaneous human bladder tumors, the combination of the nanocomplexed RB94 along with the chemotherapeutic agent gemcitabine resulted in significant tumor growth inhibition and the induction of apoptosis.  Clinical trials are beginning in 2010.

The RB-94 drug delivery platform has not yet entered Phase I trials.  The P-53 system, a sister product to the RB-94 platform, which SynerGene also develops, has completed its Phase I trials and is currently entering Phase II trials.  As a result, Synergene could devote substantially more resources to the P-53 system at the expense of the RB-94 platform and/or delay, scale back or underfund the development of the RB-94 platform, in which such event the development of RB-94, and Migami’s ability to commercialize RB-94 will be hindered.

Patents and Proprietary Rights

Migami acquired from ZenGen certain patent license rights for the peptides technology, subject to forfeiture, for the Asia region with respect to all applications and world wide with respect to cosmetics applications only.

In addition, the licenses the Company acquired from BioZone are based on patented technologies, and Migami desires to obtain patent protection on its delivery systems and manufacturing processes whenever possible.  The United States Patent and Trademark Office (“USPTO”) issued a patent to InnoZen for a method and apparatus for minimizing heat, moisture, and shear damage to medicants and other compositions during incorporation of same with edible films.

Migami also relies on trade secrets, know-how and technology, which are not protected by patents, to maintain its competitive position. Migami tries to protect this information by entering into confidentiality agreements with parties that have access to it, such as corporate partners, collaborators, employees and consultants. Any of these parties may breach the agreements and disclose confidential information or Migami’s competitors might learn of the information in some other way. If any trade secret, know-how or other technology not protected by a patent were to be disclosed to, or independently developed by, a competitor, our business, results of operations and financial condition could be materially adversely affected.

Migami owns the sole trademark HollywoodSecrets™, which brands a line of cosmetics showcasing the Qusomes technology which are sold in the United States, Europe and Asia.

Geography

Migami’s target geographic markets consist of China, Hong Kong, South Korea, Japan, Taiwan and Vietnam. Korea and Japan are expected to be among Migami’s most significant target markets over the next couple of years, due to the fact that large, centralized pharmaceutical companies exist in these markets providing a more comprehensive point of sale target. China is expected to be more difficult to penetrate owing to its fragmented pharmaceutical industry. During the year ended December 31, 2008, Migami derived approximately 70% of its sales from South Korea and 30% from Taiwan and Vietnam. During the year ended December 31, 2009, Migami derived approximately 30% of its sales from South Korea, 40% from Japan and 30% from China, Hong Kong, Taiwan and Vietnam. Migami also makes a small amount of sales of its cosmetics products in the United States and Europe.

Manufacturing

Migami does not presently possess any manufacturing capability, but is currently building a facility in Iksan, South Korea through its PMGK subsidiary. The final drawings are complete for the facility and the build-out is expected to be complete by approximately September 2010. Migami seeks to become an original manufacturer for all its technologies, except for film strips. Migami also desires to purchase manufacturing facilities in the United States for its QuSomes technology. Currently, Migami relies on certain supply and manufacturing agreements with its collaborative partners or those of contract manufacturers to manufacture its products. Migami’s dependence on third parties for the manufacture of products may adversely affect its ability to develop and deliver such products on a timely and competitive basis. There may not be sufficient manufacturing capacity available when, if ever, it is ready to seek commercial sales of certain products.

Sales, Marketing and Distribution

Migami’s products are marketed in China, Hong Kong, Taiwan, Japan, Vietnam and South Korea. Each of its target markets has its own language, currency, regulatory framework and cultural preferences. Migami appreciates these differences and works closely with well-established pharmaceutical and cosmeceutical companies in each country to ensure its products are given the most cost-effective and timely entry to market. Migami currently does not have any sales and marketing employees.  Migami does not anticipate hiring a significant number of sales and marketing employees unless it chooses to commercialize products using an internal sales force. In general, Migami relies on distribution agreements, sublicense agreements with international partners to market and sell products, although it may retain rights to certain of those products for marketing and sale by itself.

Raw Materials and Suppliers

Since Migami does not currently produce its own products, it does not currently need raw materials or suppliers. Generally the raw materials needed in the manufacture of Migami’s licensed products are widely available and not proprietary. The base ingredients for QuSomes™, however, are only available from a single vendor, BioZone, due to BioZone’s use of a patented compound. As Migami develops new products and begins proprietary manufacturing, it will need to find suppliers of raw materials for these products.

Competition

There are numerous other companies that have drug delivery technologies that compete or could compete with Migami. Competition in the area of drug delivery systems is intense and worldwide in nature, and this is expected to continue in the future.  Competing technologies may prove superior, either generally or in particular market segments, in terms of factors such as cost, consumer satisfaction or drug delivery profile. Migami’s principal competitors in the business of developing and applying drug delivery systems have substantially greater financial, technological, marketing, personnel and research and development resources than Migami does. In addition, Migami may face competition from pharmaceutical and biotechnology companies that may develop or acquire drug delivery technologies. Many of Migami’s potential collaborative partners have devoted and are continuing to devote significant resources in the development of their own drug delivery systems and technologies. Products incorporating Migami’s technologies will compete both with products employing advanced drug delivery systems and with products in conventional dosage forms. New drugs or future developments in alternate drug delivery technologies may provide therapeutic or cost advantages over any potential products which utilize Migami’s drug delivery systems. There can be no assurance that developments by others will not render any potential products utilizing Migami’s drug delivery systems non-competitive or obsolete. In addition, Migami’s business will depend heavily on entering into collaborative relationships on reasonable commercial terms, commercial development of products incorporating Migami’s drug delivery systems, regulatory approvals, protection of intellectual property and market acceptance of such products.

Regarding QuSomes™, this technology has many applications and Migami’s license for them is non-exclusive. Other cosmetics corporations are also exploiting QuSomes™. Regarding drug technologies, certain business partners have indicated a willingness to grant an exclusive license to Migami in the future, depending on the outcome of pre-clinical and clinical trials, but Migami currently possesses only non-exclusive licenses for its drug technologies on a global basis.

Research and Development

Migami does not currently conduct any research and development but may do so in the future collaboratively with partners for its current products or product candidates. Migami is dependent upon third parties to conduct pre-clinical and clinical studies, and to obtain FDA and other regulatory approvals.

Government Regulation

In both the United States and foreign markets, Migami, as well as its licensees, contract manufacturers and contract distributors are affected by extensive laws, governmental regulations, administrative determinations, court decisions and similar constraints. Such laws, regulations and other constraints exist at the federal, state or local levels in the United States and at all levels of government in foreign jurisdictions, including regulations pertaining to: (1) the formulation, manufacturing, packaging, labeling, distribution, importation, sale and storage of products; (2) product claims and advertising, including direct claims and advertising by Migami, as well as claims and advertising by distributors, for which Migami may be held responsible; (3) transfer pricing and similar regulations that affect the level of U.S. and foreign taxable income and customs duties; and (4) taxation of independent distributors (which in some instances may impose an obligation on Migami to collect the taxes and maintain appropriate records).

Migami passes on to its licensees the burden of compliance with all government regulations, including regulatory expenses in each of their respective licensed territories. The burden of regulatory compliance and expense in the United States is borne by Migami’s licensors.

In the United States, the formulation, manufacturing, packaging, storing, labeling, advertising, distribution and sale of products covered by the Patent are subject to regulation by various governmental agencies, which include, among others (i) the Food and Drug Administration (“FDA”), (ii) the Federal Trade Commission (“FTC”), and (iii) the Consumer Product Safety Commission. The most active regulation has come from the FDA, which regulates the formulation, manufacture and labeling of products pursuant to the Federal Food, Drug and Cosmetic Act (“FDCA”) and regulations promulgated thereunder.

We cannot market a drug until it has submitted an application for marketing authorization to the FDA, and the FDA has approved it. Both before and after approval is obtained, violations of regulatory requirements may result in various adverse consequences, including, among other things, warning letters, the FDA’s delay in approving or refusal to approve a product, product recall or seizure, suspension or withdrawal of an approved product from the market, interruption of production, operating restrictions, injunctions and the imposition of civil or criminal penalties. The steps required before a drug may be approved by the FDA and marketed in the United States include:

•	pre-clinical laboratory tests, animal studies and formulation studies;

•	submission to the FDA of an investigational new drug exemption, or IND, for human clinical testing, which must become effective before human clinical trials may begin;

•	adequate and well-controlled clinical trials to establish the safety and efficacy of the drug for each indication;

•	submission to the FDA of a new application (“NDA”);

•	satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the drug is produced to assess compliance with current good manufacturing practices; and

•	FDA review and approval of the NDA.

Pre-clinical tests include laboratory evaluations of product chemistry, toxicity and formulation, as well as animal studies. The results of the pre-clinical tests, together with manufacturing information and analytical data, are submitted to the FDA as part of an IND which must become effective before human clinical trials may begin. An IND will automatically become effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions about issues such as the conduct of the trials as outlined in the IND. In such a case, the IND sponsor and the FDA must resolve any outstanding FDA concerns or questions before clinical trials can proceed. Submission of an IND does not necessarily result in the FDA allowing clinical trials to commence.

Clinical trials involve the administration of the investigational drug to human subjects under the supervision of qualified investigators. Clinical trials are conducted under protocols detailing the objectives of the study, the parameters to be used in monitoring subject safety, and the effectiveness criteria, or endpoints, to be evaluated. Each protocol must be submitted to the FDA as part of the IND and the FDA may or may not allow that trial to proceed.

Clinical trials typically are conducted in three sequential phases, but the phases may overlap or be combined. Each trial must be reviewed and approved by an independent Institutional Review Board before it can begin. Phase I usually involves the initial introduction of the investigational drug into humans to evaluate its safety, dosage tolerance, pharmacodynamics, and, if possible, to gain an early indication of its effectiveness. Phase II usually involves trials in a limited patient population to:

•	evaluate dosage tolerance and appropriate dosage;

•	identify possible adverse effects and safety risks; and

•	evaluate preliminarily the efficacy of the drug for specific indications.

Phase III trials usually further evaluate clinical efficacy and test further for safety by administering the drug in its final form in an expanded patient population. Migami cannot guarantee that Phase I, Phase II or Phase III testing will be completed within any specified period of time, if at all. Furthermore, Migami or the FDA may suspend clinical trials at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk.

Assuming completion of the required clinical testing, the results of the pre-clinical studies and of the clinical studies, together with other detailed information, including information on the manufacture and composition of the drug, are submitted to the FDA in the form of an NDA requesting approval to market the product for one or more indications. Before approving an application, the FDA usually will inspect the facility or the facilities at which the drug is manufactured, and will not approve the product unless cGMP compliance is satisfactory. If the FDA determines the application or manufacturing facilities are not acceptable, the FDA may outline the deficiencies in the submission and often will request additional testing or information. Notwithstanding the submission of any requested additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval. As a condition of approval of an application, the FDA may require postmarket testing and surveillance to monitor the drug’s safety or efficacy. After approval, certain changes to the approved product, such as adding new indications, manufacturing changes, or additional labeling claims, are subject to further FDA review and approval before the changes can be implemented. The testing and approval process requires substantial time, effort and financial resources, and we cannot be sure that any approval will be granted on a timely basis, if at all.

After the FDA approves a product, Migami (and its contract manufacturers, to the extent used) must comply with a number of post-approval requirements. For example, holders of an approved NDA are required to report certain adverse reactions and production problems, if any, to the FDA, and to comply with certain requirements concerning advertising and promotional labeling for their products. Also, quality control and manufacturing procedures must continue to conform to cGMP after approval, and the FDA periodically inspects manufacturing facilities to assess compliance with cGMP. Accordingly, we and our contract manufacturers must continue to expend time, money, and effort to maintain compliance with cGMP and other aspects of regulatory compliance.

Migami uses and may continue to use third-party manufacturers following the buildout of its own manufacturing facility to produce its products in clinical and commercial quantities, and Migami cannot be sure that future FDA inspections will not identify compliance issues at the facilities of its contract manufacturers that may disrupt production or distribution, or require substantial resources to correct. In addition, discovery of problems with a product may result in restrictions on a product, manufacturer or holder of an approved NDA, including withdrawal of the product from the market. Also, new government requirements may be established that could delay or prevent regulatory approval of products under development.

Outside the United States, Migami’s ability to market its products will be contingent upon receiving authorizations from the appropriate regulatory authorities and compliance with applicable post-approval regulatory requirements, such as product manufacture, marketing and distribution requirements. Although the specific requirements, restrictions and timing of approvals vary from country to country and may differ substantially from what is required for FDA approval, as a general matter, foreign regulatory systems include risks similar to those associated with FDA regulation, as described above. In addition, regulatory approval of drug pricing is required in most countries other than the United States. There can be no assurance the resulting pricing of Migami’s drugs would be sufficient to generate an acceptable return.

Migami is also subject to foreign regulatory requirements governing human clinical trials for pharmaceutical products which it sells or plans to sell outside the United States. Clinical trials in one country may not be accepted by other countries, and approval in one country may not result in approval in any other country. For clinical trials conducted outside the United States, the clinical stages generally are comparable to the phases of clinical development established by the FDA.

Compliance with applicable FDA and any state or local statutes of U.S. or other foreign jurisdictions is crucial. Although Migami believes it and its licensees are in compliance with applicable statutes, should the FDA amend its guidelines or impose more stringent interpretations of current laws or regulations, Migami or its licensees may not be able to comply with these new guidelines. As an indirect marketer of a product that is ingested by consumers, Migami is always subject to the risk that one or more of its products that currently are not subject to regulatory action may become subject to regulatory action. Such regulations could require the reformation of certain products to meet new standards, market withdrawal or discontinuation of certain products not able to be reformulated, imposition of additional record keeping requirements, expanded documentation regarding the properties of certain products, expanded or different labeling and/or additional scientific substantiation. Failure to comply with applicable requirements could result in sanctions being imposed on Migami, its licensees, or the manufacturers and distributor of any of its products, including but not limited to fines, injunctions, product recalls, seizures and criminal prosecution.

Recent Developments

Migami has been actively seeking sources of funding for its operating capital requirements, to acquire additional licenses to new technologies from US based pharmaceutical companies, to purchase rights for regions beyond Asia for its current technologies and to support the initial sales and production from its cosmetic line.

Migami has been working with SynerGene since 2008, and in 2010 has concluded a license agreement for SynerGene’s technology in Asia.

Insurance

Migami maintains only liability insurance, however certain of its partners including BioZone, HealthSport and SynerGene maintain additional insurance that names Migami as a third-party beneficiary.

Environmental Regulation

In addition to being subject to extensive regulation by the FDA, Migami must also comply with environmental regulation insofar as such regulation applies to it or its products. Migami’s costs of compliance with environmental regulation as applied to similar pharmaceutical companies are minimal, since it does not currently engage in the manufacturing of any of its products or product candidates. As Migami has partnered with KT&G to build its manufacturing facilities in a portion of an existing KT&G plant, it does not expect to incur significant environmental expense in connection with this effort separate from the rental payments made to KT&G.

Employees

To conserve operating capital, Migami currently has two paid full-time employees. PMGK has two paid full-time employees.  It has retained the services of its management, officers and certain consultants through the issuance of restricted shares of common stock and pays certain consulting fees. It does not currently have any employment agreements with its employees or senior management nor does it have a stock incentive plan, which would aid it in recruiting and retaining employees, officers and directors. Subsequent to the Transaction, Migami, as the majority stockholder of BBV, intends to cause BBV to enter into employment agreements with its key employees and to establish a stock incentive plan.

Legal Proceedings

On April 3, 2009, Enerland Corporation Co. brought a suit against Migami, John Park and their affiliates in Los Angeles Superior Court for, among other things, breach of agreement and breach of guarantee. On May 7, 2009, Migami and PMGK filed a cross-complaint against Enerland asserting claims for rescission, reformation, fraud, negligent misrepresentation and declaratory relief.  Enerland is seeking an award of damages in an amount of no less than $1,750,000 against Migami, PMGK, and Park.  Enerland is also seeking an award of damages in an amount of no less than $81,405 against IDDS.

On September 4, 2009, SMI, one of Migami’s former business development partners, brought a suit against Migami and John Park Arizona Superior Court for claims including breach of contract, judicial foreclosure of a security interest, consumer fraud, breach of fiduciary duty and conversion, based on Migami’s alleged failure to repay certain loans. SMI is seeking at least $10,000,000 as well as all of Migami’s intellectual property.  SMI currently holds a $1,000,000 note issued by Migami and has made an equity investment of $2,000,000 in PMGK, a subsidiary of Migami. Migami may not prevail in its claims against SMI and even if it does, it may still be required to make a large payment to SMI, including all or a portion of its intellectual property, to satisfy a judgment or settlement with SMI.

Property

Migami’s executive office is located at 6320 Canoga Avenue, Suite 1430 Woodland Hills, CA 91367. Migami entered into an approximately three-year lease agreement for the 4000 square foot office on Canoga Avenue.

MIGAMI’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of Migami’s financial condition and results of operations should be read in conjunction with Migami’s financial statements and related notes that appear elsewhere in this proxy statement. In addition to historical financial information, the following discussion contains forward-looking statements that reflect Migami’s plans, estimates and beliefs. Migami’s actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this proxy statement, particularly in “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

Migami is a pharmaceutical and cosmeceutical company focused on (i) building a strong portfolio of acquired or licensed, drug-delivery platforms and technologies; (ii) creating a strong, worldwide distribution channel by partnering with pharmaceutical companies, with a special emphasis on Asia; (iii) developing cosmetics lines for clients on an OEM basis; and (iv) partnering with our clients to develop drug-delivery systems for existing or to-be-developed drugs.

The Migami organizational structure is comprised of a parent company,  Migami, Inc. (“Parent”), two minority-owned subsidiaries (i) Pacific Manufacturing Group Korea, Ltd. (“PMGK”), which is 47% owned by Migami (with 21% owned by Migami Korea, Ltd. and 32% owned by Direct Delivery LLC, which is owned by SMI); and (ii) Pacific Manufacturing Group, LLC (“PMG”), 48% owned by Migami (with the other 52% held by HealthSport, Inc.), and two wholly-owned subsidiaries (i) IDDS, Inc. (“IDDS”); and (ii) Pharmanite, Inc.  The present business initiatives of Migami are as follows (i) Parent – (A) in-licensing and out-licensing of drug-delivery platform technologies and (B) sale of cosmetics products; and (ii) PMGK – manufacturing plant being built in Korea for the manufacture of pharmaceutical and nutraceutical products.  PMG was scheduled to build a manufacturing plant in the Untied States for the manufacture of pharmaceutical and nutraceutical products, but it is currently inactive.  The other two (2) subsidiaries conduct no material business at present: (i) IDDS is a vehicle used for certain previous investments and (ii) Pharmanite, which is the entity set up to which all of the assets and liabilities of the Parent will be down-streamed before being merged into BBV Sub, Inc.
Migami presently has four (4) drug-delivery platforms that it owns, licenses or otherwise has access to, and through which is or will be derived the technology-licensing revenues and cosmetics sales.  These platforms include (i) transdermal; (ii) edible film strip; (iii) transmucosal; and (iv) polypeptide.  Migami has recently licensed a nano-capsule, gene- therapy oncology technology, or RB-94 (sister technology of P-53, which is entering Phase II trials), but this technology has not generated any revenue at present.  From a geographical standpoint, technology out-licenses and cosmetics sales have been conducted exclusively in Asia heretofore, and will continue to be for the foreseeable future, with the exception of certain cosmetics sales in Europe, anticipated later in 2010.

Licensing revenue for Migami has been exclusively generated from the film strip technology, while the cosmetics sales are based on the transdermal drug-delivery platform (QuSomes, a patented form of liposome).  Cosmetics sales are conducted under the trade name Hollywood Secrets and are presently being sold in all the major department stores in Korea, Duty Free Shops and through Korean Air.  Contracts with distributors for Sephora and Mariano are being negotiated.

The technology out-licenses are typically structured (i) as upfront, non-refundable payments for a prescribed term; (ii) to include exclusive geographical provisions; (iii) to contain exclusive provisions in respect of the drug-delivery platform being licensed; and (iv) to also include unit-sales royalties.  In certain situations, minimum unit sales are stipulated.

Key Financial Results Metrics

Revenue - General.  Approximately 80% of Migami’s revenue is generated from licensing of technology, which consists of an upfront payment and milestone payments.  An upfront payment is recognized upon receipt of the payment.  The remainder of Migami’s revenue comes from sales of OEM contracted manufacturing of cosmetics products.

Factors affecting net revenue for previous years include the number of territories Migami out-licensed for a particular technology and the number of units for which Migami contracted the manufacture for its clients.  Going forward, Migami will no longer out-license drug-delivery technologies by territory.  To the contrary, Migami will focus on licensing technologies for each respective application in a particular geography.  In doing so, factors affecting net revenue will include the number of applications Migami licenses for each technology and the number of units Migami contracts to have manufactured for its clients.

Heretofore, based upon the structure and wording of the existing technology licensing agreements, Migami has received and recognized as revenue the entire license amount for each of the respective license agreements when such agreement was signed (and the payment therefor received), rather than creating an off-setting liability for unrecognized revenue.  Moreover, since Migami has received the entire license amount as an upfront payment (other than royalty payments), no corresponding accounts receivable is booked and no corresponding allowance for doubtful accounts is created.  On a going-forward basis, certain technology license agreements may include progress payments for milestones completed, such as the completion of FDA Phase trials.

Revenue.  During FY 2006, Migami worked with various pharmaceutical companies in Korea to out-license the film strip technology.  Each pharmaceutical company did their own due diligence on Migami, as well as the technology to be licensed.  To that end, each pharmaceutical company had their scientist(s) redo the tests to ensure that the technology was sound and consistent with representations and warranties made in this respect.  As a general rule, it can take anywhere from six (6) to twelve (12) months to verify the results previously achieved and represented.  Due to the long test period, Migami did not have any license revenue during FY 2006.  However, Migami did achieve the licensing of the first technology, film strips, in FY 2007 for $2 million, and $5.7 million in FY 2008.  As for first three quarters of FY 2009, Migami did not recognize any license revenue, due to the contemplated switch-over from a geographical-based licensing structure to one predicated upon specific drugs/applications.

Migami did not recognize contract manufacturing revenue until FY 2008.  Migami created the “Hollywood Secrets” brand (the “Brand”) a cosmetics line, through and under which Migami was to market, distribute and sell cosmetics products, with the introduction of the Brand transpiring during the middle of FY 2008.  As Migami has not been able to license the Brand thus far, Migami pursued a strategy of conducting OEM manufacturing on a client-by-client basis.  For FY 2008, total contract manufacturing revenue constituted $1.6 million; however, due to the fact that the manufacturing process for the products requires significant lead time (and revenue cannot be recognized until the product is shipped), recognition of the revenue did not occur until December 2008.  Correspondingly, during the first nine months of 2009, Migami received orders representing $450,000 in sales, but this revenue will not be recognized until the respective orders are actually shipped.

However, as noted hereinabove, starting in FY 2009, Migami decided to take a different approach with respect to licensing the technology.  To that end, and in order to increase license revenue overall, Migami decided to license technology by indication/application and by technology per geography, rather than licensing the overall technology for a particular territory overall.  As a result, Migami believes it is able to enter into licensing agreements with more than one pharmaceutical company in a given geographic territory, while striving to contemporaneously increase technology-license revenue.  As it pertains to the Brand, Migami seeks to continue to create additional lines of cosmetics applications and products.  With the development of each specific product and application introduced, Migami believes it will be able to achieve significant revenue increases.

Cost of Goods Sold.  For the contract manufacturing aspect of the business, material costs, packaging, assembly, and testing constitute the cost of goods sold.  Cost of goods sold during FY 2008 was $690,691.  While cost of goods sold comprised approximately 43% of total revenue during this period, future results should show increases in gross profit due to any economies of scale we expect to be able to achieve.  The licensing of technology does not result in any cost of goods sold.

Expenses.  Expenses consist of marketing, general and administrative, R&D and consulting fees. This expense category also includes salaries and benefits of employees, costs of operation, as well as marketing, general and administrative expenses.  Total operating expense decreased from FY 2006 to FY 2007 from $1,481,526 to $1,092,642.  During FY 2006, Migami did not demonstrate sufficient levels of operating cash; therefore, Migami compensated consultants with Migami common stock, which limited cash outlays but consequently resulted in higher overall consulting expenses during the period.

Operating expense increased significantly during FY 2008, from $1,092,642 in FY 2007 to $2,477,340, with the increase being primarily due to the decision to build its own manufacturing facility in Korea in partnership with KT&G.  Migami also launched a new cosmetics brand during FY 2008, which resulted in Migami incurring additional levels of marketing expenses.

Factors affecting comparability

Set forth below are selected factors believed to have had, or which can be expected to have, a significant effect on the comparability of Migami’s recent or future results of operations:

Development of Existing Drugs using our Technology.  Migami seeks to collaborate with its international partners to develop new drug-delivery-platform vehicles for either existing or new drugs, utilizing Migami’s technologies.  Migami plans on passing these development costs on to the clients of its partners, including but not limited to, clinical studies.  Nevertheless, it is anticipated that Migami will incur significant increases in development fee expenses.

Public company expenses.  Upon consummation of the Transaction, Migami will be required to comply with laws, regulations and requirements not applicable to a private company, including certain provisions of the Sarbanes-Oxley Act of 2002, related SEC regulations and the requirements of any stock exchange (such as Nasdaq) if its shares are accepted for listing on a stock exchange.

Compliance with the requirements of being a public company will require an increase in general and administrative expenses to pay employees, legal counsel and accountants to assist in, among other things, external reporting, developing and monitoring a more comprehensive compliance oversight, enhancing board of governance functionality, establishing and maintaining internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, and preparing and distributing periodic public reports in compliance with obligations under U.S. federal securities laws. In addition, it is anticipated there will be additional auditing costs due to quarterly reviews and additional auditing work required in a public arena. It is also anticipated that being a public company will make director and officer liability insurance more expensive than a comparable policy for a private company.  It is estimated that the additional costs of being a public company will be between $1.0 million and $2.0 million annually.

Critical Accounting Policies and Estimates

The discussion of Migami’s financial condition and results of operations are based upon the financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles, or GAAP. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses, and related disclosures. On an ongoing basis, management evaluates its estimates and judgments, including those discussed below. These estimates are based on historical experience and on various other assumptions believed to be reasonable under the circumstances. The results of Migami’s analysis form the basis for making assumptions about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions, and the impact of such differences may be material to the financial statements.

Migami believes the following critical accounting policies involve more significant judgments and estimates than used in the preparation of its financial statements:

Revenue recognition.  The license fee revenue represented approximately 100%, 80% and 100% of revenues for the years ended December 31, 2007, 2008, and for the interim period for 2009, respectively.  License fees are recognized as one-time fees.  Going forward, the license fee will be amortized over the life of the patent for each indication, in the event a patent is granted.  There will be additional income recognized as the development of each indication is completed, and royalty income will be available each year.

Manufacturing revenue

For the fiscal years ended December 31, 2008 and for the interim financial period set forth herein for 2009, manufacturing revenue produced cash receipts equaled approximately 20%, and 0% of revenue, respectively.  Migami receives revenue from the client once the order is placed, but it is deferred until the finished product is shipped.

For FY 2007, Migami generated $2,000,000 in revenue, a significant increase compared to the same period in 2006, as a result of the licensing of the film strip technology to Migami Korea Ltd., an unrelated entity.  Revenue from technology licensing fees increased to $5,700,180 in FY 2007, or 285% versus FY 2007 results.  The increase was due to the licensing of the film strip technology for the territory of Vietnam and Taiwan.  Migami received licensing revenue of $141,429 for the nine months ended September 30, 2009, a decrease of 98% compared to the same period in 2008.  This was because Migami decided to stop the licensing of the technology by territory, and rather to license by indication, which requires significant time and research to identify the market potential of each indication and identify the right partner.  Net loss was $3,410,081 for FY 2006, versus net income of $791,269 in FY 2007, and $3,003,924 in FY 2008.  The change from a net loss in FY 2006 to a gain in 2007 and a larger gain in FY 2008 was due to Migami’s increase in licensing of its technologies.  License revenue comprised 100% of revenue in FY 2007, and 80% in FY 2008.

Selling, general, and administrative expenses.  The selling, general, and administrative expense decreased by 9% in FY 2007 versus FY 2006.  This decrease was due to cutting the cost of fund raising expenses.  However, the expense increased by 216% in FY 2008 versus FY 2007.  This was due to our building a plant in Korea, and also the launching of a new cosmetics product.

Capital raise.   During FY 2006, Migami issued 12,673,875 shares of its common stock for the purchase of all the assets of Innovay, Inc. (“Innovay”) in connection with the reverse merger of Innovay into Migami.  Simultaneously, Migami issued shares of its of common stock equal to $750,000 as compensation for consulting services to Pollution Control Ltd.  In FY 2007, Migami raised approximately $1.0 million by issuing 16,666,667 shares of its common stock at $0.06 per share.  During this period, Migami also issued 3,812,500 shares to key employees in lieu of paying salary.  In accordance with the asset purchase agreement between Innovay and KleenAir Systems, Inc., pursuant to the reverse merger agreement, 52,733,230 shares were issued to Innovay for achieving stipulated milestones.  In FY 2008, Migami purchased certain assets of Zengen, Inc. by issuing 6 million shares of common stock.  Moreover, during this period, Migami raised $300,000 by issuing 4,286,000 shares to KT&G at $0.07 per share, and simultaneously issued warrants for 1,428,571 common shares, exercisable at $0.70 per share.  In addition, Migami issued 1.0 million shares of restricted common stock for services rendered in lieu of cash.

Investment.  FY 2007 – Migami, Inc. invested $1,750,000 into IDDS in order for IDDS to invest into PMG for the purposes of building a manufacturing plant in the US.

For FY 2008, an additional $2.6 million was invested into IDDS by the Parent.  IDDS invested $1,000,000 into PMG and also purchased $1.0 million of shares of Innovay from Carnival Holdings, Ltd. in order to give Innovay a majority stake in Migami.  Moreover, Migami loaned $2.5 million to PMGK for the purposes of building a plant in Korea.

Nine Months Ended September 30, 2009 Compared to Nine Months Ended September 30, 2008

Selling, general, and administrative expenses.  As for the nine months ending September 30, 2009, expenses decreased by 36.5% compared to the nine months ended September 30, 2008. This decrease was primarily the result of a decrease in marketing cost for cosmetics, and also due to a decrease in operating expenses.

Net income.  Migami’s net loss for the nine months ended September 30, 2009 was $3,134,314, a decrease of $6,457,981 as compared to net revenue of $3,323,668 for the nine months ended September 30, 2008. The decrease was primarily due to loss on investments and a decrease in licensing revenue.

Capital Raise.  KT&G, one of Migami’s collaborative partners, exercised 214,286 warrants, providing gross proceeds of $150,000 to Migami.  Migami also borrowed $1.0 million from SMI, which loan is secured by a lien on all of Migami’s assets.

Investment.  PMGK raised $2.0 million from Direct Delivery, LLC, a wholly-owned subsidiary of SMI.  IDDS had to write off its investment in PMG, a film strip plant in the U.S., as PMG’s board of directors decided to close it down since it was not able to raise sufficient funds to build the plant

Liquidity and Capital Resources

Liquidity.  At September 30, 2009, and December 31, 2008, cash, cash equivalents and marketable securities were $462,144 and $13,042 respectively. The majority of the cash is held at PMGK and is invested in bank deposits.

Migami has no lines of credit or bank facilities.

Based on its current operations and anticipated growth, Migami’s cash flows from operations and other sources of liquidity are not anticipated to provide adequate funds for ongoing operations and planned capital expenditures for the near future.

Operating Activities.  Net cash used by operating activities for the nine months ended September 30, 2009 was $1.8 million and net cash provided by operating activities for FY 2008 was $2.9 million. These fluctuations were driven primarily by the changes in net income.

Investing Activities.  Net cash provided by investing activities was $0 for the nine months ended September 30, 2009 as compared to the net cash used in investing activities of $2.9 million for FY 2008. Cash used in investing activities in FY 2008 related to the purchase of securities.

Financing Activities.  Net cash provided by financing activities was $2.5 million for the nine months ended September 30, 2009 and net cash used by financing activities was $0.4 million for the FY 2008. The activities in this category consist of loans and equity raises.  The primary reason for the fluctuation in financing activities from 2008 to 2009 was a loan of $1.0 million and $2.0 million equity contribution from a non-controlled interest in 2009.  During FY 2008, Migami repaid bank debt of $1.8 million and received a $1.0 million subscription payment against stock issued.

MANAGEMENT FOLLOWING THE ACQUISITION

Our directors and executive officers following the Transaction will be as follows:

Name	Age	Position

John Park	43	Chief Executive Officer, President and Chairman of the Board
Dr. Young Suh	47	Director
Henry Cheung	59	Director
James R. Polsen	52	Chief Financial Officer
Mark A. Wisniewski	44	Vice President of Business Development
Young Gil Kwon	51	Chief Scientific Officer

The following is a brief summary of the background of our directors and executive officers following the Transaction.

John Park has served as the chief executive officer of Migami since December 2006. From November 2004 to November 2006, he served as chief executive officer of Innovay, Inc., an affiliate of Migami.  From February 2003 to January 2005, Mr. Park served as vice president of Mira Life Group, a cosmetic company, where he raised capital for the company’s market launch and distribution in Asia. From July 2000 to February 2003, Mr. Park served as chief marketing director of Paradigm Capital Management. Mr. Park holds a BS and MBA from Brigham Young University.

Dr. Young Suh has served as associate professor in advanced periodontics and implant surgery department at Loma Linda University since 2000. In addition, he maintains a private dental practice in periodontics and implant surgery in Los Angeles, California. Dr. Suh speaks at various seminars and conferences regarding periodontic plastic surgery and implant surgery.  Dr. Suh received his DDS from Kyungpook National University in South Korea and a MS degree in periodontics from the Loma Linda University School of Dentistry in Loma Linda, California.

Henry Cheung serves as a director for various trading, financial and investment companies, including  Kennedy International Limited, an investment company (since October 1999), Daily Growth Financial Holdings Limited, a financial investment company (since October 2009), Technosonic Limited, a trading company (since February 2001), Ding Shing Holdings Limited, an investment holding company (since April 2001), China Venture Enterprises Limited, a trading company (since December 2007), China Legend Group Limited, an investment holding company (since January 2007) and Main Century Development Limited (since November 2008).  Mr. Cheung is a Chartered Accountant of Ontario in Canada and is a Fellow of the Hong Kong Institute of CPA. He received his bachelors degree in accounting and economics from McMaster University in Canada.

James Polsen has served as chief financial officer of Migami since January 2007. From July 2002 to January 2007, Mr. Polsen served as co-founder and chief financial officer at Maxo Records, a digital-media entertainment company focused on P2P applications. From June 2000 to July 2002, Mr. Polsen served as co-founder and principal of IPObuild, LLC, an advisory firm dedicated to the provision of strategic planning, investment banking, and technology advisory services to early and development-stage companies. From June 1998 to June 2000, he was the founder and chief executive officer of Urbantech.com, a start-up company focusing on the home décor market.  From September 1995 to December 1997, Mr. Polsen was the founder and chief executive officer of Smart Funding, a start-up mortgage funding company. From May 1993 to September 1995, he served as vice president of corporate treasury at Arbor National Mortgage, Inc., a publicly traded finance company. From June 1980 to May 1993, Mr. Polsen worked at what is now J.P. Morgan Chase, holding various positions in corporate finance, strategic planning, and marketing, including vice president of corporate finance. Mr. Polsen received his M.B.A. from the Stern School of Business at New York University, his B.B.A. from Iona College, and completed the highly regarded Chase Manhattan Bank Global Credit and Corporate Finance M.B.A. Training Program.

Mark Wisniewski has served as vice president of business development at Migami since May 2007. Since December 2004, he has served as president of BioPro Ventures Inc., a biotechnology management consulting firm specializing in strategic planning, marketing and business development.  Since August 2005, he has served as a principal advisor to early stage biotechnology companies in the NIH Commercialization Program at LARTA Institute, where he mentors three to five companies a year.  From November 1990 to August 2003, Mr. Wisniewski worked at Baxter Bioscience (NYSE:BAX), where he served as director of business development where he closed product in-licensing, technology alliance transactions and was involved in several acquisitions.  Prior to that, he served as a member of Baxter’s Strategy, Global Marketing and Product department.  Mr. Wisniewski received a bachelors degree from Northern Illinois University MBA at the Anderson School of Management at UCLA and his Masters of Immunology and Microbiology at the UCLA School of Medicine.

Young Gil Kwon has served as vice president of business development at Migami since December 2006. Since 2004, he has served as a consultant to KT&G and LG Life Science.  From February 2003 until November 2004, Mr. Kwon served as assistant director at Isis Pharmaceuticals.  From January 2001 to February 2003, Mr. Kwon served as president of Pioneer Life Sciences. From January 1997 to November 2000, he served as senior scientist at Novartis (NYSE:NVS). From January 1994 to January 1997, he served as senior scientist at Pfizer (NYSE:PFE). Mr. Kwon received his bachelors degree from the University of Seoul and his Ph.D. in Pharmaceutics from State University of New York at Buffalo.

Executive Compensation

The Company will seek to provide total compensation packages that are competitive, tailored to the characteristics and needs of the Company within its industry, and that will adequately reward its executives for their roles in creating value for the Company’s stockholders. The Company intends to be competitive in its executive compensation with other similarly situated companies in its industry following completion of the Transaction. The compensation decisions regarding the Company’s executives will be based on its need to attract individuals with the skills necessary to achieve its business plan, to reward those individuals fairly over time, and to retain those individuals who continue to perform at or above our expectations.

We anticipate that our executives’ compensation will consist of three primary components: salary, incentive bonus and stock-based awards issued under a stock incentive plan which we plan to implement subsequent to the Transaction. We anticipate determining the appropriate level for each compensation component based in part, but not exclusively, on its view of internal equity and consistency, individual performance, the Company’s performance and other information deemed relevant.

Compensation Arrangements for Directors

Upon consummation of the Transaction, non-employee directors of the Company will receive varying levels of compensation for their services as directors based on their eligibility as members of the Company’s audit and compensation committees. We anticipate determining directors’ compensation in accordance with industry practice and standards.
Compensation Committee Information

Following the Transaction, we intend to establish a compensation committee, referred to herein as the Committee, that, among other duties set forth in its charter, will be to review and approve compensation paid to the Company’s and Pharmanite’s executive officers and directors and to administer the planned stock incentive plan. The Committee will be composed of at least two members of the board of directors, a majority of whom will be “non-employee directors” within the meaning of Rule 16b-3(b)(3) of the Securities Exchange Act of 1934, as amended. Members of the Committee will serve at the pleasure of our board of directors. We also expect the Committee will be charged with performing an annual review of the Company’s executive officers’ cash compensation, bonus and equity holdings to determine whether they provide adequate incentives and motivation to executive officers and whether they adequately compensate the executive officers relative to comparable officers in other companies.

In addition to the guidance that will be provided by the Committee, the Company may utilize the services of third parties from time to time in connection with the hiring and compensation awarded to executive employees. This could include subscriptions to executive compensation surveys and other databases.

Employment Agreements

We do not currently have employment agreements with our employees or with the employees of Migami. Subsequent to the consummation of the Transaction, we intend to negotiate employment agreements with key employees of the Company and Migami.

BENEFICIAL OWNERSHIP OF BBV SECURITIES

The following table sets forth information known to us regarding the beneficial ownership of our Common Stock as of February 19, 2010 by:

•	each person known by us to be the beneficial owner of more than 5% of our outstanding shares of Common Stock;
•	each of our officers and directors; and
•	all our officers and directors as a group.

Unless otherwise indicated, we believe all persons named in the table below have sole voting and investment power with respect to all shares of Common Stock beneficially owned by them.

As of February 19, 2010, there were 5,237,684 shares of Common Stock outstanding.

Name and Address of Beneficial Holder (1)	Amount of Beneficial Ownership	Percentage of Outstanding Common Stock
Robert H. J. Lee (2)	397,898	7.6%
Eric M. Zachs (2)	523,122	9.9%
Nguyen Thi Quynh Anh	132,250	2.5%
Mai Anh	34,500	*
Nguyen Tien Dzung	34,500	*
Victory Park Capital Advisors, LLC (3)	1,940,349	37.1%
Centurion Credit Funding, LLC (4)	875,000	16.7%
White Star, LLC (5)	1,000,000	19.1%
All directors and executive officers as a group (five individuals)	1,122,270	21.4%

*           Less than 1%

(1)           Unless otherwise indicated, the business address of each of the individuals is 61 Hue Lane, Hai Ba Trung District, Hanoi, Vietnam.

(2)           Does not include shares of common stock issuable upon exercise of Founder Warrants that are not exercisable and will not become exercisable within 60 days.  Also does not include common stock issuable upon exercise of 218,750 Warrants purchased by Mr. Zachs in the open market in 2009.

(3)           The business address of Victory Park Capital Advisors, LLC is 227 West Monroe Street, Suite 3900, Chicago, Illinois 60606.  Based on a Schedule 13D filed with the Commission on February 16, 2010.

(4)           The business address of Centurion Credit Funding, LLC is 152 West 57th Street, New York, New York 10019.  Based on a Schedule 13D filed with the Commission on February 18, 2010.

(5)           The business address of White Star, LLC is 152 West 57th Street, New York, New York 10019.  Based on a Schedule 13D filed with the Commission on February 18, 2010.

All of the Founder Shares have been placed in escrow with Continental Stock Transfer & Trust Company, as escrow agent, until one year after the consummation of a business combination.   During the escrow period, the holders of these shares will not be able to sell or transfer their securities except (i) to persons or entities controlling, controlled by, or under common control with such person or entity, or to any shareholder, member, partner or limited partner of such person or entity, or (ii) to family members and trusts of permitted assignees for estate planning purposes, or upon the death of any such person, to an estate or beneficiaries of permitted assignees; in each case, such transferee will be subject to the same transfer restrictions as our existing shareholders until after the shares are released from escrow. Any shares held by these transferees would remain subject to the stock escrow agreement. If dividends are declared and payable in shares of Common Stock, such dividends will also be placed in escrow. If we are unable to effect a business combination and liquidate, our existing shareholders will not receive any portion of the liquidation proceeds with respect to Common Stock they own prior to our IPO.

We consider Messrs. Zachs, Lee, Mai Anh, Dzung and Madame Quynh Anh to be our “parents” and “promoters,” as these terms are defined under the federal securities laws.

Subject to the possible forfeiture of shares described above, or the transfer of any Founder Shares as described herein, all of the shares of Common Stock outstanding prior to the IPO were placed in escrow with Continental Stock Transfer & Trust Company, as escrow agent, until the earlier of:

•	one year following consummation of a business combination; or

•
the consummation of a liquidation, merger, stock exchange or other similar transaction which results in all of our stockholders having the right to exchange their Common Stock for cash, securities or other property subsequent to our consummating a business combination with a target business.

During the escrow period, the holders of these shares will not be able to sell or transfer their securities except to their spouses and children or trusts established for their benefit, but will retain all other rights as our stockholders including, without limitation, the right to vote their shares of Common Stock and the right to receive cash dividends, if declared. If dividends are declared and payable in shares of Common Stock, such dividends will also be placed in escrow. If we are unable to effect a business combination and liquidate, none of our existing stockholders will receive any portion of the liquidation proceeds with respect to Common Stock owned by them prior to the IPO or purchased in the private placement.

The underwriters of our IPO, Eric M. Zachs and Robert H. J. Lee, our president and chairman, respectively, Eliezer Katz, our special advisor, Nhin Sang, an existing shareholder, and Philip Katz, an individual investor, purchased, using their own funds, in a private placement, the Founder Warrants, at a purchase price of $0.95 per warrant. Each Founder Warrant purchased in the private placement entitles the holder to purchase one share of Common Stock at a purchase price of $5.00 per share. In the absence of an active trading market for our securities, the $0.95 purchase price for the Founder Warrants was determined jointly by the underwriters and us after reviewing and discussing comparable transactions. No other financial or quantitative analyses were used in determining the purchase price. The purchase price of the Founder Warrants was added to the amount held in the trust account pending the completion of our initial business combination. The private placement resulted in an aggregate of $1,780,000 in net proceeds to us. If we do not complete one or more business combinations that meet our criteria, then the $1,780,000 of proceeds from the sale of the Founder Warrants will become part of the amount payable to our public shareholders upon our dissolution and the subsequent liquidation of the trust account, and the Founder Warrants will expire worthless. Similarly, this purchase price will become part of any redemption amount paid to redeeming shareholders.

The Founder Warrants are identical to our public Warrants, except that (i) the Founder Warrants are not subject to redemption, so long as they are held by the original purchasers or their permitted transferees, (ii) the Founder Warrants may be exercised on a cashless basis, so long as they are held by the original purchasers or their permitted transferees, while the Warrants included in the Units cannot be exercised on a cashless basis, (iii) upon an exercise of the Founder Warrants, the holders of the Founder Warrants will receive unregistered shares of Common Stock, and (iv) subject to certain limited exceptions, the Founder Warrants are not transferable until they are released from escrow, as described below. The Founder Warrants are differentiated from Warrants sold to the public through legends contained on the certificates representing the Founder Warrants indicating the restrictions and rights specifically applicable to such Founder Warrants.

On December 7, 2009, BBV entered into an option agreement (“Option Agreement”) with the BBV Founders and Vision Fair Limited, a Hong Kong company and affiliate of Migami (“Vision Fair”). Pursuant to the Option Agreement, the BBV Founders granted Vision Fair a call option to purchase an aggregate of 293,750 Founder Shares (the “Option Shares”) and all of the Founder Warrants, and Vision Fair granted the BBV Founders a put option to require Vision Fair to purchase all of the Option Shares and Founder Warrants. Vision Fair agreed to pay $3,250,000 (the “Purchase Price”) to the BBV Founders in connection with the Option Agreement, comprised of: (i) a $100,000 deposit paid upon execution of the Option Agreement, (ii) a $3,000,000 payment to be deposited in an escrow account by December 9, 2009 and (iii) a $150,000 payment due on the earlier of the first business day following the consummation of the Transaction or February 9, 2009 (regardless of whether the Transaction is consummated). In connection with the Option Agreement, John Park, in his personal capacity, executed a $250,000 promissory note (the “Note”), payable to the BBV Founders in the event Vision Fair defaulted on its obligations under the Option Agreement.

On December 9, 2009, BBV and Vision Fair entered into a side letter agreement (the “Side Letter”) pursuant to which the Purchase Price was increased by $50,000 for each day after December 9, 2009 in which the $3,000,000 portion of the Purchase Price was not deposited into the escrow account. The parties are negotiating a revision to the terms of these arrangements and we will file a Foreign Report on Form 6-K with the revised terms once the terms are finalized.

On February 8, 2010, the Company entered into the Stock Purchase Agreements with the Investors pursuant to which the Investors purchased the Extension Shares through independent, privately negotiated transactions with third parties.

In the event the Transaction is consummated, the Company will repurchase the Extension Shares from the Investors for a price equal to the aggregate purchase price paid by the Investors to acquire the Extension Shares plus an additional amount equal to 2.25% of the aggregate purchase price for each 30 day period the Extension Shares are held (prorated to reflect the actual numbers of days the Extension Shares are held).  As additional consideration, Migami paid the Investors $170,000 in cash and issued restricted shares of its common stock to the Investors (based on their pro rata purchases) in an amount which would entitle the Investors to receive 275,000 shares of Common Stock as part of the Transaction Consideration.  Additionally, (i) because the Transaction is not consummated within 30 days of the purchase of the Extension Shares, Migami will issue restricted shares of its common stock to the Investors (based on their pro rata purchases) in an amount which would entitle the Investors to receive an additional 225,000 shares of Common Stock as part of the Transaction Consideration, (ii) if the Transaction is not consummated within 60 days of the purchase of the Extension Shares, Migami will issue restricted shares of its common stock to the Investors (based on their pro rata purchases) in an amount which would entitle the Investors to receive 6,667 shares of Common Stock as part of the Transaction Consideration, for each day beyond the 61st day from the date of purchase the Transaction is not consummated, to be divided pro rata among the Investors, and (iii) cash in the aggregate amount of $22,096 per day for each day beyond March 15, 2010 in which the Transaction is not consummated, which amount shall be divided pro rata among the Investors (collectively, the “Fees”).

As a result of certain payment defaults pursuant to the Stock Purchase Agreements, Migami has paid cash penalties to the Investors in the amount of $100,000 and has issued restricted shares of its common stock to the Investors in an amount which would entitle the Investors to receive an additional 375,000 shares of Common Stock as part of the Transaction Consideration (collectively, the “Penalties”).

Migami expects to enter into an agreement with the Investors which will provide that in consideration for the Investors’ waiver of further defaults relating to late payments under the Stock Purchase Agreements and Escrow Agreement and their agreement to hold in escrow documents which would terminate the corporate existence of BBV and require the distribution of all funds from the trust account (the “Waiver”), Migami will: (i) deliver a number of Migami shares equivalent to 350,000 post-Transaction shares of Common Stock by March 31, 2010, (ii) pay $250,000 in cash by April 1, 2010 (as a partial interest payment under the Stock Purchase Agreements), (iii) provide by April 8, 2010 (a) a secured promissory note in an amount equal to the remaining interest due under the Stock Purchase Agreements less $250,000 and recalculated as of the date of repurchase of the Investors’ shares by BBV or a third party which shall be pre-payable without penalty, contain reasonable and customary events of default and will be mandatorily repayable out of fifty percent (50%) of all income earned by Migami, (b) a form of security agreement acceptable to the Investors and (c) file in Nevada and other jurisdictions as requested by the Investors UCC financing statements evidencing the security interest of the Investors.  If the Waiver is not entered into or if Migami does not comply with any of the foregoing conditions of the Waiver in a timely manner, the Investors may deliver the termination documents to BBV’s transfer agent and terminate BBV’s corporate existence.

In consideration for the Fees, Penalties and Waiver, and provided the Special Meeting of Stockholders occurs on or before April 19, 2010, the Investors agreed to irrevocably grant each of John Park and Eric Zachs proxies to vote the Extension Shares at the Special Meeting of Stockholders.  Additionally, each of John Park and Migami agreed to indemnify the Investors in the event the aggregate purchase price paid for the Extension Shares and the Fees are not fully paid to the Investors.

As a result of BBV’s agreement with the Investors to consummate the closing of the Stock Purchase Agreements no later than April 19, 2010, the board of directors may be required to liquidate the Company in the event the Transaction is not consummated by April 19, 2010 if it must use proceeds from the trust account to satisfy its obligations under the Stock Purchase Agreements.  In the event BBV is able to obtain funds or otherwise satisfy its obligations under the Stock Purchase Agreements from other sources, the board of directors may determine to continue BBV’s corporate existence until February 13, 2011, even if the Merger Proposal is not approved.

On February 8, 2010, the Company, John Park, Migami and the Investors entered into the Escrow Agreement which provides for the payment of certain cash deposits by Migami to the Investors as well as for the extension of the closing of the Stock Purchase Agreements from February 22, 2010 until March 15, 2010.  The Escrow Agreement further provides the option of extending the Closing beyond March 15, 2010, by depositing $22,096 for each day after March 15, 2010 for which an extension is requested. The Escrow Agreement has been amended such that all Fees and Penalties are made directly to the Investors and terminate upon the payment of all such Fees.  As a result of the Company’s agreement with the Investors to consummate the closing of the Stock Purchase Agreements no later than April 19, 2010, the board of directors may be required to liquidate the Company in the event the Transaction is not consummated by April 19, 2010 in the event it is required to satisfy its obligations to the Investors using the funds in the trust account.  In the event BBV is able to obtain funds or otherwise satisfy its obligations under the Stock Purchase Agreements from other sources, the board of directors may determine to continue BBV’s corporate existence until February 13, 2011, even if the Merger Proposal is not approved.

            On February 27, 2010, BBV, BBV Sub, Migami and Pharmanite entered into the Merger Agreement the Transaction. As a result of the Transaction, Pharmanite will become a wholly-owned subsidiary of BBV and Migami will own approximately 88% of the outstanding shares of BBV (54% on a fully diluted basis), assuming 100% redemption by the holders of our Common Stock who purchased IPO Shares. The aggregate value of the Transaction Consideration is approximately $77.6 million. For additional information regarding the Merger Agreement and the Transaction Consideration, see the section entitled “The Merger Agreement” beginning on page 96.

The BBV Founders presently own an aggregate of approximately 1,293,750, or 24.7% of the outstanding shares of Common Stock (after giving effect to the redemption of 23.79% of the IPO Shares in connection with the Extension Meeting). These stockholders have agreed to vote all of the shares acquired prior to the IPO in accordance with the vote of the majority of all other BBV stockholders voting on the Merger Proposal.

Interest of BBV Stockholders in the Transaction

Assuming 100% redemption of the IPO Shares, the BBV Founders will beneficially own approximately 12% of the shares of Common Stock after the Transaction.  Assuming no redemptions of the IPO Shares, the current BBV stockholders (including the BBV Founders) will beneficially own approximately 35% of the Common Stock after the Transaction.

All shares of Common Stock owned by the BBV Founders prior to the IPO have been placed in escrow with Continental Stock Transfer & Trust Company, as escrow agent, pursuant to an escrow agreement described under the section entitled “Certain Relationships and Related Person Transactions — BBV Related Person Transactions.”

BENEFICIAL OWNERSHIP
FOLLOWING CONSUMMATION OF THE TRANSACTION

The following table sets forth information known to us as of the date hereof regarding the beneficial ownership of our Common Stock by each of our officers, directors, 5% beneficial owners and all our named officers and directors as a group immediately following consummation of the Transaction. The figures in the table below assume 100% redemption of the IPO Shares.

Unless otherwise indicated, we believe all persons named in the table below have sole voting and investment power with respect to all shares of Common Stock beneficially owned by them.

Name and Address of Beneficial Owner(1)	Number of Shares		Percentage of Class
Migami, Inc.	9,706,250	(2)	88%
John Park	-		-
Dr. Young Suh	-		-
Henry Cheung	-		-
James R. Polsen	-		-
Mark A. Wisniewski	-		-
Young Gil Kwon	-		-
All directors and executive officers as a group (6 individuals)	-		-

(1)	The business address of each of the individuals is 6320 Canoga Avenue, Suite 1430, Woodland Hills, California 91367.
(2)	Reflects the Transaction Consideration to be issued to Migami. These shares are subject to a 12 month lock-up period.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Code of Ethics and Related Person Policy

BBV’s Code of Ethics requires it to avoid, wherever possible, all related party transactions that could result in actual or potential conflicts of interest, except under guidelines approved by its board of directors. Related party transactions with respect to companies such as BBV are defined under SEC rules as transactions in which (1) the aggregate amount involved will or may be expected to exceed the lesser of $120,000 or one percent of the average of the Company’s total assets at year end for the last two completed years, (2) BBV or any of its subsidiaries is a participant, and (3) any (a) executive officer, director or nominee for election as a director, (b) greater than 5% beneficial owner of Common Stock, or (c) immediate family member, of the persons referred to in clauses (a) and (b), has or will have a direct or indirect material interest (other than solely as a result of being a director or a less than 10% beneficial owner of another entity). A conflict of interest situation can arise when a person’s personal interest interferes or may interfere with the interests of the company.

BBV Related Person Transactions

In September 2007, we issued an aggregate of 1,293,750 shares of our common stock to the individuals set forth below for an aggregate amount of $25,000 in cash, at a purchase price of $0.019 per share.

Name	Number of Shares	Relationship to Us
Robert H. J. Lee	485,585	Chairman
Eric M. Zachs	545,952	President and Director
Nguyen Thi Quynh Anh	132,250	Vice President and Director
Udi Toledano	41,518	Shareholder
Eliezer R. Katz	62,570	Special Advisor
Nguyen Do Tung Cuong	11,500	Shareholder
Yuan Chen	3,450	Shareholder
Yuke Wang	3,450	Shareholder
Dawn L. Griswold	3,450	Shareholder
Lei Ding	1,725	Shareholder
Fangfang Yang	575	Shareholder
Ying Luo	1,725	Shareholder

On October 17, 2007, Eric M. Zachs transferred 17,250 shares to Mai Anh and 17,250 shares to Nguyen Tien Dzung. In addition, on that same date, Robert H.J. Lee transferred 17,250 shares to Mai Anh and 17,250 shares to Nguyen Tien Dzung. Mai Anh and Nguyen Tien Dzung are former members of our board of directors.

On November 27, 2007, Udi Toledano transferred 34,500 shares to Wang Chaoyong and 7,018 shares to Eric M. Zachs.

On January 16, 2008, Eric M. Zachs transferred 24,267 shares to Nhin Sang and Robert H.J. Lee transferred 24,268 shares to Nhin Sang. In addition, on that same date, Robert H.J. Lee transferred 28,919 shares to Eric M. Zachs.

The underwriters of our IPO, Eric M. Zachs and Robert H. J. Lee, our president and chairman, respectively, Eliezer Katz, our special advisor, Nhin Sang, an existing shareholder, and Philip Katz, an individual investor, purchased, using their own funds, in a private placement, the Founder Warrants, at a purchase price of $0.95 per Warrant. Each Founder Warrant purchased in the private placement entitles the holder to purchase one share of our Common Stock at a purchase price of $5.00 per share. In the absence of an active trading market for our securities, the $0.95 purchase price for the Founder Warrants was determined jointly by the underwriters and us after reviewing and discussing comparable transactions. No other financial or quantitative analyses were used in determining the purchase price. The purchase price of these Founder Warrants was added to the amount held in the trust account pending the completion of our initial business combination. The private placement resulted in an aggregate of $1,780,000 in net proceeds to us. If we do not complete one or more business combinations that meet our criteria, then the $1,780,000 of proceeds from the sale of Founder Warrants will become part of the amount payable to our public shareholders upon our dissolution and the subsequent liquidation of the trust account and the Founder Warrants will expire worthless. Similarly, this purchase price will become part of any redemption amount paid to redeeming shareholders.

The Founder Warrants are identical to our public Warrants, except that (i) the Founder Warrants are not subject to redemption, so long as they are held by the original purchasers or their permitted transferees, (ii) the Founder Warrants may be exercised on a cashless basis, so long as they are held by the original purchasers or their permitted transferees, while the Warrants included in the Units cannot be exercised on a cashless basis, (iii) upon an exercise of the Founder Warrants, the holders of the Founder Warrants will receive unregistered shares of Common Stock, and (iv) subject to certain limited exceptions, the Founder Warrants are not transferable until they are released from escrow, as described below. The Founder Warrants are differentiated from Warrants sold to the public through legends contained on the certificates representing the Founder Warrants indicating the restrictions and rights specifically applicable to such Founder Warrants.

On December 7, 2009, BBV entered into the Option Agreement whereby, the BBV Founders granted Vision Fair a call option to purchase the Founder Shares (the “Option Shares”) and all of the Founder Warrants and Vision Fair granted the BBV Founders a put option to require Vision Fair to purchase all of the Option Shares and Founder Warrants. Vision Fair agreed to pay $3,250,000 to the BBV Founders in connection with the Option Agreement, comprised of: (i) a $100,000 deposit paid upon execution of the Option Agreement, (ii) a $3,000,000 payment due by December 9, 2009 and (iii) a $150,000 payment due on the earlier of the first business day following the consummation of the business combination or February 9, 2009 (regardless of whether the business combination is consummated). In connection with the Option Agreement, John Park executed the Note, which is payable to the BBV Founders in the event Vision Fair defaults on its obligations under the Option Agreement.

On February 8, 2010, the Company entered into the Stock Purchase Agreements with the Investors pursuant to which the Investors purchased the Extension Shares through independent, privately negotiated transactions with third parties.  The purchases occurred prior to the Extension Meeting for the purpose of voting on the Extension Proposal.

As a result of BBV’s agreement with the Investors to consummate the closing of the Stock Purchase Agreements no later than April 19, 2010, the board of directors may be required to liquidate the Company in the event the Transaction is not consummated by April 19, 2010 if it must use proceeds from the trust account to satisfy its obligations under the Stock Purchase Agreements.  In the event BBV is able to obtain funds or otherwise satisfy its obligations under the Stock Purchase Agreements from other sources, the board of directors may determine to continue BBV’s corporate existence until February 13, 2011, even if the Merger Proposal is not approved. If the Transaction is not consummated, the Company is not obligated to pay the Investors any further fees (beyond those it has already paid) and the Investors will receive the pro rata portion of the trust account due to them in connection with the liquidation of the Company.

In the event the Transaction is consummated, the Company will repurchase from the Investors at the Closing the Extension Shares for a price equal to the aggregate purchase price paid by the Investors to acquire the Extension Shares plus an additional amount equal to 2.25% of the aggregate purchase price for each 30 day period the Extension Shares are held (prorated to reflect the actual numbers of days the Extension Shares are held).  As additional consideration, Migami paid the investors $170,000 in cash and the Company issued 275,000 shares of restricted Common Stock to the Investors based on their pro rata purchases.  Additionally, (i) because the Transaction is not consummated within 30 days of the purchase of the Extension Shares, the Company will issue to the Investors an aggregate of 225,000 additional restricted shares of Common Stock, (ii) if the Transaction is not consummated within 60 days of the purchase of the Extension Shares, the Company will owe to the Investors an aggregate of 6,667 shares of Common Stock, for each day beyond the 61st day from the date of purchase the Transaction is not consummated, to be divided pro rata among the Investors, and (iii) cash in the aggregate amount of $22,096 per day for each day beyond March 15, 2010 in which the Transaction is not consummated, which amount shall be divided pro rata among the Investors.  All such additional shares must be delivered prior to the Meeting.

In consideration for the Fees and Penalties, and provided the Special Meeting of Stockholders occurs on or before April 19, 2010, the Investors agreed to irrevocably grant each of John Park and Eric Zachs proxies to vote the Extension Shares at the Special Meeting of Stockholders.  Additionally, each of John Park and Migami agreed to indemnify the Investors in the event the aggregate purchase price paid for the Extension Shares and the Fees are not fully paid to the Investors at the Closing.

On February 8, 2010, the Company, John Park, Migami and the Investors entered into an escrow agreement (the “Escrow Agreement”) which provides for the payment of certain cash deposits by Migami to the Investors as well as for the extension of the closing on the Stock Purchase Agreements from February 22, 2010 until March 15, 2010.  The Escrow Agreement further provides the option of extending the Closing beyond March 15, 2010, by depositing $22,096 for each day after March 15, 2010 for which an extension is requested. The Escrow Agreement terminates upon the release of all funds so escrowed or at any time by written agreement between the Investors and Migami.

As a result of the Company’s agreement with the Investors to consummate the Closing of the Stock Purchase Agreements no later than April 19, 2010, the board of directors may be required to liquidate the Company in the event the Transaction is not consummated by April 19, 2010 if it is required to use proceeds from the trust account to satisfy its obligations under the Stock Purchase Agreements. In the event BBV is able to obtain funds or otherwise satisfy its obligations under the Stock Purchase Agreements from other sources, the board of directors may determine to continue BBV’s corporate existence until February 13, 2011, even if the Merger Proposal is not approved.

Holders of the Founder Shares, the Founder Warrants and the shares of Common Stock issuable upon exercise of the Founder Warrants will be entitled to registration rights pursuant to a registration rights agreement. The holders of a majority-in-interest of these securities are entitled to make up to two demands that we register the Founder Shares, the Founder Warrants and the shares of Common Stock issuable upon exercise of the Founder Warrants. However, the holders of these securities are not entitled to more than two such demands in the aggregate. The holders can elect to exercise these registration rights at any time after the date on which the securities are released from escrow. In addition, the holders have certain “piggy-back” registration rights on registration statements filed subsequent to such date. We will bear the expenses incurred in connection with any such registration statements other than underwriting discounts or commissions for securities not sold by us.

From mid-February 2008 to December 2008, we paid Bantry Bay Ventures-Asia, LLC a fee of up to $7,500 per month for providing us with office space and certain office and administrative services. Since that time, $127,500 of administrative fees have accrued but have not been paid. This arrangement was agreed to by Bantry Bay Ventures-Asia, LLC, an affiliate of Messrs. Zachs, Lee and Madame Quynh Anh, solely for our benefit and is not intended to provide such individuals with compensation in lieu of a salary. We believe such fees are at least as favorable to us as we could have obtained from an unaffiliated person. However, as our directors may not be deemed “independent,” we did not have the benefit of disinterested directors approving this transaction.

Eric Zachs advanced the Company $200,100 to cover our formation costs and expenses related to our IPO which was repaid without interest upon the consummation of the IPO.  In March 2009, we executed a grid note in the aggregate principal amount of $150,000 payable to Bantry Bay Ventures-Asia, LLC, an affiliate of our president, chairman and vice president.  On March 22, 2010, the board of directors approved an increase in the amount of the grid note from $150,000 to $500,000. As of March 26, 2010, the outstanding amount owed by the Company to Bantry Bay Ventures-Asia, LLC under the grid note is $307,732.

If BBV is unable to complete a business combination and is forced to liquidate, Messrs. Zachs and Lee, BBV’s president and chairman, respectively, have agreed they will be personally liable, on a joint and several basis to ensure the amounts in the trust account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by us for services rendered or contracted for or products sold to BBV, to the extent such target businesses, vendors or entities did not execute a valid and enforceable waiver. Furthermore, there could be claims from parties other than vendors or target businesses that would not be covered by the indemnity from Messrs. Zachs and Lee, such as shareholders and other claimants who are not parties in contract with us who file a claim for damages against us. If a claim were made that resulted in Messrs. Zachs and Lee having personal liability and they refused to satisfy their obligations, we would have a fiduciary obligation to bring an action against them to enforce our indemnification rights and would accordingly bring such an action against them. However, we have not requested that either of Messrs. Zachs or Lee reserve for these indemnification obligations, and we therefore cannot assure you they will be able to satisfy those obligations if required to do so, or that the amounts in the trust account will not be reduced by such claims.

We will reimburse our officers, directors and existing shareholders for any out-of-pocket business expenses incurred by them in connection with certain activities on our behalf such as identifying and investigating possible target businesses and business combinations. Subject to availability of proceeds not placed in the trust account, there is no limit on the amount of accountable out-of-pocket expenses reimbursable by us.

Other than reimbursable out-of-pocket expenses payable to our officers and directors and the general and administrative services arrangement with Bantry Bay Ventures-Asia, LLC, no compensation or fees of any kind, including finders’ and consulting fees, will be paid to any of our existing shareholders who owned shares of our Common Stock prior to our IPO, officers or directors, or to any of their respective affiliates, for services rendered to us, prior to or with respect to, our initial business combination.

All ongoing and future transactions between us and any of our officers, directors and existing shareholders or their respective affiliates, including loans by our officers, directors and existing shareholders, will be on terms believed by us to be no less favorable to us than are available from unaffiliated third parties, and such transactions or loans, including any forgiveness of loans, will require prior approval in each instance by a majority of our uninterested, “independent” directors or the members of our board of directors who do not have an interest in the transaction, in either case who have access, at our expense, to our attorneys or independent legal counsel.

Migami Related Person Transactions

Several shareholders have advanced the Company $146,926 and $577,759 as of September 30, 2009 and 2008, respectively, for corporate expenses.  These advances bear interest at 10%, are unsecured and due on demand.

DESCRIPTION OF SECURITIES

General

We are authorized to issue 50,000,000 shares of Common Stock, par value $0.0001, and 1,000,000 shares of preferred stock, par value $0.0001. As of the date of this proxy statement, 5,237,684 shares of Common Stock are issued and outstanding, held by 16 record holders. No shares of Preferred Stock are currently outstanding.

Common Stock

Holders of our Common Stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. Our board of directors is divided into three classes, each of which will generally serve for a term of three years with only one class of directors being elected in each year. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors. Assuming stockholder approval of the Elimination Proposals, our board of directors will be comprised of one class of directors rather than the current three classes of directors.

Preferred Stock

Our articles of incorporation authorizes the issuance of 1,000,000 shares of blank check preferred stock, with such designation, rights and preferences as may be determined from time to time by our board of directors. Accordingly, our board of directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, redemption, voting or other rights which could adversely affect the voting power or other rights of the holders of Common Stock. In addition, the preferred stock could be utilized as a method of discouraging, delaying or preventing a change in control. Although we do not currently intend to issue any shares of preferred stock, we cannot assure you that we will not do so in the future.

Warrants

We currently have Warrants outstanding to purchase 7,048,684 shares of Common Stock (comprised of 5,175,000 Warrants and 1,873,684 Founder Warrants).

Units

Each of the Units consists of one share of Common Stock and one Warrant, each as described above. The securities comprising the Units may be traded separately, at the option of the Unit holder. Following the consummation of the Transaction, the Units will no longer trade and will automatically separate into their components, one share of Common Stock and one Warrant per Unit.

Transfer Agent

The transfer agent for our Common Stock and Units is Continental Stock Transfer & Trust Company, 17 Battery Place, New York, New York 10004.

PRICE RANGE OF SECURITIES AND DIVIDENDS

BBV

Our Units, Common Stock and Warrants are quoted on the OTC Bulletin Board under the symbols “BBVUF,” “BBVVF” and “BBVWF,” respectively. The table below sets forth, for the calendar quarters indicated, the high and low bid prices for our Units for the period from February 8, 2008 through March 26, 2010 and our Common Stock and Warrants for the period from February 27, 2008 through March 25, 2010. The OTC Bulletin Board quotations reflect inter-dealer prices, are without retail markup, markdowns or commissions, and may not represent actual transactions.

	Units		Common Stock		Warrants
	High	Low	High	Low	High	Low
Annual Highs and Lows
2008	$8.80	$6.50	$7.35	$6.25	$1.65	$0.13
2009	7.45	7.02	7.66	6.92	0.15	0.05

Quarterly Highs and Lows
2008
First Quarter	$8.80	$8.00	$7.25	$7.04	$1.65	$1.25
Second Quarter	8.55	8.22	7.22	7.05	1.42	1.13
Third Quarter	8.54	8.20	7.35	7.20	1.3	0.89
Fourth Quarter	8.20	6.50	7.25	6.25	0.93	0.13
2009
First Quarter	$7.45	$7.02	$7.49	$6.92	$0.15	$0.05
Second Quarter	7.30	7.30	7.70	7.39	0.06	0.05
Third Quarter	7.30	7.30	7.82	7.60	0.24	0.05
Fourth Quarter	8.10	7.30	7.98	7.76	0.70	0.12
2010
First Quarter (through March 25, 2010)	8.50	8.10	9.00	7.75	0.45	0.10

BBV Dividend Policy

We have not paid any cash dividends on our Common Stock to date and do not intend to pay cash dividends prior to the completion of an initial business combination. The payment of dividends in the future will depend on our revenues and earnings, if any, capital requirements and general financial condition after an initial business combination is completed.

Migami

Historical market price information regarding Migami’s common stock is not provided because there is no public market for Migami’s common stock or other securities.

Migami Dividend Policy

Migami has not paid dividends in the past and does not anticipate paying dividends in the future.

Holders of Migami Common Stock

There are currently 574 holders of Migami’s common stock.

APPRAISAL RIGHTS

No appraisal rights are available under the Marshall Islands Business Corporations Act to the stockholders of BBV in connection with the proposals. Any stockholder of BBV holding shares of Common Stock originally issued in BBV’s IPO who votes against the Merger Proposal may, at the same time, demand that BBV redeem his shares for a pro rata portion of the trust account.  The only rights for those stockholders voting against the Transaction who wish to receive cash for their shares is to simultaneously demand payment for their shares from the trust account.

STOCKHOLDER PROPOSALS

Stockholders wishing to submit proposals for consideration by our board of directors at our next Annual Meeting of Stockholders should submit them in writing to the attention of BBV’s Secretary a reasonable time before the Company begins to print and mail its proxy materials, so that we may consider such proposals for inclusion in its proxy statement and form of proxy for that meeting. We do not now have any definitive plans regarding the possible date of our next Annual Meeting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

BBV files reports and other information with the SEC as required by the Exchange Act. You may read and copy reports and other information filed by BBV with the SEC at the SEC Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also obtain copies of the materials described above at prescribed rates by writing to the SEC, Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549. You may access information on BBV at the SEC Web site containing reports, proxy statement and other information at: http://www.sec.gov.

Information and statements contained in this proxy statement are qualified in all respects by reference to the copy of the relevant contract or other document included as an annex to this proxy statement. If you would like additional copies of this proxy statement or if you have questions about the Transaction, you should contact via phone or in writing:

Eric M. Zachs
c/o Bantry Bay Ventures - Asia, LLC
40 Woodland St.
Hartford, CT 06105
Phone: (860) 727-5734
Facsimile: (860) 727-5780

FINANCIAL STATEMENTS

Migami, Inc.—2009 Interim Unaudited

Migami, Inc.—2008, 2007 Audited

BBV Vietnam S.E.A. Acquisition Corp.—2009 Interim Unaudited

BBV Vietnam S.E.A. Acquisition Corp.—2008, 2007 Audited

MIGAMI, INC. & SUBSIDIARIES
Consolidated Balance Sheets
As of September 30, 2009 and 2008

	September 30, 2009	December 31, 2008
	(Unaudited)
ASSETS

CURRENT ASSETS
Cash and Cash Equivalents	$462,114	$13,042
Inventory	133,822	170,085
Prepayments and other current assets	-	3,449
	595,936	186,576
Total current assets

Property and Equipment
Furniture and fixtures	11,896	11,896
Office equipment	11,614	11,614
	23,510	23,510
Less: accumulated depreciation	(13,259)	(9,674)
Total Property and Equipment	10,251	13,836

Other Assets
License fee, net	1,593,597	488,717
Available for sale securities	-	465,529
Loan receivable Enerland stock	599,928	-
Loan receivable	2,333,000	2,183,000
Deposits on equipment under construction	858,091	807,100
Other assets	29,428	27,679
Deposits	10,478	10,478
Total other assets	5,424,521	3,982,503

Total Assets	$6,030,707	$4,182,915

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Bank overdraft	$62,819	$15,788
Payroll taxes payable	3,168	17,149
Accounts payable	646,807	395,730
Accrued expenses	-	111,659
Advance payment from customers	512,326	391,381
Notes payable, related parties	1,146,926	577,757
Income taxes payable	1,332,728	1,471,400
Total current liabilities	3,704,774	2,980,864

COMMITMENTS AND CONTINGENCIES	-	-

STOCKHOLDERS' EQUITY:

Common stock, $.001 par value (200,000,000 shares authorized, 112,534,482 shares outstanding as of December 31, 2008 and 112,748,768 shares outstanding as of September 30, 2009)	112,749	112,535
Paid-in Capital	4,890,043	4,881,686
Accumulated other comprehensive loss	(911,030)	(2,230,274)
Accumulated deficit	(3,465,719)	(1,561,896)
	626,044	1,202,051
Noncontrolling interest	1,699,888	-
Total stockholders' equity	2,325,932	1,202,051
Total liabilities and stockholders' equity	$6,030,707	$4,182,915

The accompanying notes are an integral part of these consolidated financial statements.

MIGAMI, INC. & SUBSIDIARIES
Consolidated Statements of Operations
For the three and nine months ended September 30, 2009 and 2008
(unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2009	2008	2009	2008
REVENUE
Product sales	$-	$1,105,000	$-	$1,599,995
License fees	141,429	0	141,429	5,700,180
Total revenue	141,429	1,105,000	141,429	7,300,175

COST OF SALES

Product sales	-	479,271	-	690,691
License fees	47,079	27,300	81,897	81,900
COST OF SALES	47,079	506,571	81,897	772,591

GROSS PROFIT	94,350	598,429	59,532	6,527,584

OPERATING EXPENSES
General and administrative	303,344	592,917	1,285,670	2,050,043
Consulting fees	29,066	-	550,032	-
Stock based compensation	-	-	-	50,000
Depreciation and amortization	944	896	3,585	3,585
Total operating expenses	333,354	593,813	1,839,287	2,103,628

OTHER INCOME AND (EXPENSES)
Impairment of investments	-	-	-	(1,067,621)
Loss on sale of investments	(1,357,834)	-	(1,357,834)	-
Interest income	54,075	50,000	154,075	135,878
Interest expense	(32,705)	(10,615)	(96,740)	(52,664)
Total other income (expense)	(1,336,463)	39,385	(1,300,498)	(984,407)

Income (loss) before income taxes	(1,575,467)	44,001	(3,080,253)	3,439,549
Provision (benefit) for income taxes	(152,806)	72,745	(138,672)	1,484,187
Net income (loss)	$(1,422,661)	$(28,744)	$(2,941,581)	$1,955,362

Net loss attributable to the noncontrolling interests	606,687	-	1,037,759	-

Consolidated net income (loss) attributable to Migami, Inc. and subsidiaries	$(815,975)	$(28,744)	$(1,903,823)	$1,955,362

Net Income (Loss) per common share:

Basic and diluted loss per common share	$(0.01)	$(0.00)	$(0.03)	$0.02

Basic and diluted weighted average number of common shares	112,534,482	112,534,482	112,534,482	111,669,371

The accompanying notes are an integral part of these consolidated financial statements.

MIGAMI, INC. & SUBSIDIARIES
Consolidated Statements of Comprehensive Income (loss)
For the three and nine months ended September 30, 2009 and 2008
(unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2009	2008	2009	2008
Consolidated net income (loss) attributable to Migami, Inc. and subsidiaries	$(815,975)	$(28,744)	$(1,903,823)	$1,955,362

Unrealized income (loss) on available for sale securities	1,509,444	(485,759)	1,509,444	(1,473,469)
Unrealized loss on foreign currency translation adjustments	(63,400)	(308,927)	(190,200)	(411,903)
Total comprehensive income (loss) adjustments	1,446,044	(794,686)	1,319,244	(1,885,371)

Less amount attributable to noncontrolling interest	(569,469)	-	(502,780)	-

Total comprehensive income (loss)	$60,600	$(823,430)	$(1,087,359)	$69,990

The accompanying notes are an integral part of these consolidated financial statements.

MIGAMI, INC. & SUBSIDIARIES
Consolidated Statements of Stockholders' Equity
For the nine months ended September 30, 2009
(unaudited)

	Common stock		Additional Paid-in	Accumulated Other Comprehensive	Retained Earnings (Accumulated	Noncontrolling
	Shares	Amount	Capital	Loss	Deficit)	Interest	Total

Balance, January 1, 2009	112,534,482	112,535	4,881,686	(2,230,274)	(1,561,896)	-	$1,202,051

Noncontrolling interest capital contributions to PMGK						2,737,647	2,737,647

September 30, 2009 stock issued for cash	214,286	214	8,357				8,571

Comprehensive income for the nine months ended September 30, 2009				1,319,244			1,319,244

Net loss for the nine months ended September 30, 2009				-	(1,903,823)	(1,037,759)	(2,941,581)
Balance, September 30, 2009	112,748,768	$112,749	$4,890,043	$(911,030)	$(3,465,719)	$1,699,888	$2,325,932

The accompanying notes are an integral part of these consolidated financial statements.

MIGAMI, INC. & SUBSIDIARIES
Consolidated Statements of Cash Flows
For the nine months ended September 30, 2009 and 2008
(unaudited)

	2009	2008
Cash flows from operating activities:
Net income (loss)	$(1,903,823)	$1,955,362
Adjustment to reconcile net income (loss) to net cash provided by (used in) operating activities:
Net loss attributable to the noncontrolling interest	(1,037,759)	-
Depreciation and amortization	85,482	85,485
Accrued interest income	(150,000)	(133,000)
Accrued interest expense	96,740	38,000
Stock issued for services	-	50,000
Loss on sale of investments	1,357,834	-
Changes in assets and liabilities
Deposits	-	(3,741)
Inventory	36,263	-
Advance payments from customers	5,414	-
Other assets	(1,749)	-
Deposits on equipment under construction	-	(926,390)
Accounts payable and accrued expenses	(213,773)	337,275
Prepayments and other current assets	3,450	2,201
Bank overdraft	47,031	45,441
Taxes payable	(138,672)	1,484,187
Net cash (used in) provided by operating activities	(1,813,561)	2,934,820

Cash flows from investing activities:
Decrease in restricted cash	-	1,911,461
Loan receivable	-	(2,000,000)
Purchase of available for sale securities	-	(2,266,875)
Property and equipment acquired	-	(2,675)
Net cash used in investing activities	-	(2,358,089)

Cash flows from financing activities:
Proceeds from issuing stock	8,571	300,020
Borrowings (repayment) on notes payable, bank	-	(1,794,500)
Subscription payment received against stock issued		1,000,000
Equity contributions from noncontrolling interests	2,000,000	-
Proceeds from related party loan (SMI)	1,000,000	-
Advances from related parties	(468,831)	142,047
Net cash provided by financing activities	2,539,741	(352,433)

Effect of Exchange rate changes on cash	(277,108)	(321,325)

Net change in cash and cash equivalents	449,072	(97,027)
Cash and cash equivalents beginning of the year	13,042	102,144

Cash and cash equivalents end of the period	$462,114	$5,117

SUPPLEMENTAL CASH FLOW INFORMATION

Cash Payments For:
Interest	$(0)	$20,819
Income taxes	$-	$-

Non-Cash Investing and Financing Activities:

Stock issued for acquisition of Zengen assets	$-	$420,000
Unrealized loss on available for sale securities	$1,509,444	$1,369,067

Migami Korea's noncontrolling interest contribution of:
Intangible assets	$1,133,647
taxes payable	(280,470)
deferred income	(115,531)
sub-total	$737,646

noncontrolling interest equity contributed	$737,646
noncontrolling interest loans payable	-
	$737,646

Sale of Enerland stock in exchange for a note receivable	$465,529

The accompanying notes are an integral part of these consolidated financial statements.

MIGAMI, INC. and Subsidiaries
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
For the Three Months and Nine Months ended September 30, 2009 and 2008

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Migami, Inc. (the “Company”) was originally incorporated in 1986 in Nevada as Covington Capital Corporation.  Prior to its current name, the Company had various names as endeavors were attempted.  None of these proved fruitful.  In November 30, 2006, the Company formed a new wholly-owned Nevada subsidiary corporation, KleenAir Systems of North America, Inc. (“KSNA”).  All of the Company’s current assets and liabilities were transferred to that subsidiary.

Also, on November 30, 2006, the Company entered into a reverse acquisition with Innovay Corporation (“Innovay”) whereby Innovay became the survivor. Accordingly, the historical financial results of Innovay are presented.

Migami sublicenses licensing rights to Asian pharmaceutical companies, while acquiring additional license rights from United States based pharmaceutical companies. Migami also contract manufactures certain cosmetic formulations that are sold to distributors.

The Company is the sole owner of IDDS, Inc. (“IDDS”). IDDS was formed in 2007 for the purpose of investing in manufacturing facilities in the United States and Korea and investing in technology in the research and development stage.

The Company’s subsidiary PMGK Co. Ltd (“PMGK”) was formed in 2008 to construct a factory in Korea which, upon completion, will produce a portion of Migami’s products.  As of September 30, 2009, PMGK’s primary assets were licensing rights to certain pharmaceuticals, a note receivable related to the sale of its stock in Enerland Corporation Co. Ltd., a publicly traded Korean company, and deposits on equipment under construction.  PMGK has minimal liabilities as of September 30, 2009 and 2008 and had no revenue for the nine months then ended.  PMGK’s expenses are primarily related to the planning phase of the construction of the factory.  Migami owned a 47% interest in PMGK as of September 30, 2009, but is still considered to be the primary beneficiary of this entity.  As such, PMGK is consolidated in the accompanying consolidated financial statements.

The Company was formed on November 23, 2004 and was in the development stage through December 31, 2007.  The period ended September 30, 2008 is the first period during which it is considered an operating company.

  As of September 30, 2009, the Company held the following contract rights:

●
License and Collaboration Agreement between Innovay and ZenGen, Inc.  This Agreement gave Innovay the exclusive right to market pharmaceutical compositions containing certain alpha-melanocyte-stimulating hormone-related peptides synthesized by ZenGen, in South Korea.  On July 15, 2005, the License was amended to include a Nasal Gel Delivery Technology which is known as a Nasal Transmucosal delivery system. The Nasal Transmucosal delivery system consists of a viscous nasal gel, delivering minor amounts of metal or other chemical elements or compositions into the bloodstream through the nasal membrane. This technology is licensed for distribution in South Korea, Australia, China, Japan, Malaysia, New Zealand, the Philippines, and Thailand.  On May 25, 2007, the Company rescinded this agreement and on January 7, 2008 entered into an agreement to purchase from ZenGen the rights to license these technologies, among other assets.

●
License between Innovay and InnoZen, Inc. This license gives Innovay the non exclusive right to market certain proprietary products of InnoZen in multiple Asian countries. These products permit the delivery of active drugs through an edible thin film strip.  The license also covers Optizen eye drops.

MIGAMI, INC. and Subsidiaries
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
For the Three Months and Nine Months ended September 30, 2009 and 2008

●
Proprietary cosmetic formulations used to manufacture Innovay's cosmetic products. The cosmetic products are wrinkle remover, anti-aging skin cream, dark circle remover, which removes dark circles from the eye area, and a skin whitener.

Accounting standard codification:

Effective January 1, 2009, the Company adopted changes issued by the Financial Accounting Standard Board (“FASB”) to the authoritative hierarchy of Generally Accepted Accounting Principles (“GAAP”).  These changes establish the FASB Accounting Standards Codification (“ASC”) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP.  The codification itself does not change GAAP. Other than the manner in which new accounting guidance is referenced, the adoption of these changes had no impact on the financial statements.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries.  The Company consolidates all entities where it has a majority of voting control or has been determined to be the primary beneficiary under FASB ASC 810 “Consolidation.”  All significant intercompany accounts, transactions and profits have been eliminated upon consolidation.

Revenue recognition

The Company records its revenue in accordance with Staff Accounting Bulletin (“SAB”) 104 “Revenue Recognition.”  Revenue is recognized when all of the following criteria are met:  (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the seller’s price to the buyer is fixed and determinable; and (4) collectability is reasonably assured.

The Company follows the sales model to account for its licensing revenue.  Under the sales model, licensing revenue is recognized immediately as revenue because there are no future performance obligations and the revenue has been collected.

The Company recognizes revenue related to the sale of products as they are shipped.  Advance payment from customers, in the current liabilities section of the consolidated balance sheets, represent advances from customers for future product deliveries and licensing agreements.

Cash and cash equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

MIGAMI, INC. and Subsidiaries
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
For the Three Months and Nine Months ended September 30, 2009 and 2008

Inventory

Inventories are stated at the lower of cost or market (first-in, first-out method) and primarily consist of cosmetics formula and packaging material.

Investments

In accordance with FASB ASC 320 “Investments-Debt and Equity Securities”, the Company’s investments are classified as available for sale.  Available-for-sale securities are recorded at fair value on the consolidated balance sheets, with the change in fair value during the years excluded from earnings and recorded as a component of other comprehensive income.  Realized gains and losses, determined using the first-in, first-out (FIFO) method, are included in earnings.

Property and Equipment

Property and equipment is recorded at cost. Major additions and improvements are capitalized. The cost and related accumulated depreciation of equipment retired or sold are removed from the accounts and any differences between the undepreciated amount and the proceeds from the sale are recorded as gain or loss on sale.  Depreciation of office furniture and equipment is computed using the straight-line method over the estimated useful life of five years.

Long-lived Assets

In accordance with FASB ASC 360, “Property, Plant and Equipment,” the Company reviews for the impairment of long-lived assets and certain identifiable intangibles whenever events or changes in circumstances indicate that the carrying amount of any asset may not be recoverable.  An impairment loss would be recognized when the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition is less than the carrying amount. If impairment is indicated, the amount of the loss to be recorded is based on an estimate of the difference between the carrying amount and the fair value of the asset.  Fair value is based upon discounted estimated cash flows expected to result from the use of the asset and its eventual disposition and other valuation methods. During the nine months ended September 30, 2008, an impairment loss of $1,067,621 was recognized.

Stock-Based Compensation

The Company accounts for services acquired (and other expenses paid) using stock as compensation (or payment) based on the fair value of the shares issued. Fair value is determined based on the closing price of the stock on the date the Company becomes obligated to issue the shares. Due to thin trading volume of the Company's stock, most stock issuances are recorded at a discount to the market price because of the effective limitations on disposal by the recipient of the shares. Restricted shares issued for services are discounted at no more than 10% discount because of the added limitation on the tradability of the restricted shares.

MIGAMI, INC. and Subsidiaries
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
For the Three Months and Nine Months ended September 30, 2009 and 2008

Income Taxes

The Company complies with FASB ASC 740, “Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred income tax assets to the amount expected to be realized.

FASB ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions.  A tax benefit from an uncertain position may be recognized only if is “more likely than not” that the position is sustainable based on its technical merit. The Company has included in its income tax provision for the nine months ended September 30, 2008, interest and penalties in the amount of and $195,000 related to late filing of corporate income tax returns and late payment of income tax liabilities.  There were no such interest and penalties for the nine months ended September 30, 2009.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and expenses during the reporting period. In these financial statements, assets, liabilities and expenses involve extensive reliance on management's estimates. Actual results could differ from those estimates.

Income (Loss) Per Share

The Company complies with FASB ASC 260, “Earnings Per Share.”  Basic net income (loss) per common share includes no dilution and is computed by dividing net income (loss) available to common shareholders by the weighted average number of common shares outstanding for the periods.

The computation of diluted earnings per common share is based on the weighted average number of common shares outstanding during the year, plus common stock equivalents, which would arise from the conversion of preferred stock to common stock, convertible debt to common stock and from the exercise of stock options and warrants outstanding using the treasury stock method and the average market price per share during the year.

The Company has 1,428,300 warrants outstanding that are deemed anti-dilutive and would therefore not adjust the earning per share amounts.

MIGAMI, INC. and Subsidiaries
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
For the Three Months and Nine Months ended September 30, 2009 and 2008

Financial Instruments

The fair value of the Company's assets and liabilities, which qualify as financial instruments under FASB ASC 480 “Distinguishing Liabilities From Equity,” approximate the carrying amounts presented in the accompanying consolidated balance sheets.

Foreign currency transactions

Foreign currency transactions and financial statements are translated into U.S. dollars at current rates, except that revenues, costs and expenses are translated at average current rates during each reporting period.  Gains and losses resulting from foreign currency transactions are included in income currently, while those resulting from translation of financial statements are credited or charged directly to a separate component of stockholders' equity.

Valuation of Investments in Securities and Securities at Fair Value

In accordance with FASB ASC 820 “Fair Value Measurements and Disclosures,” fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches.  In accordance with FASB ASC 820, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.  Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company.  Unobservable inputs reflect the Company’s assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.  The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.  Valuation adjustments and block discounts are not applied to Level 1 securities.  Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

MIGAMI, INC. and Subsidiaries
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
For the Three Months and Nine Months ended September 30, 2009 and 2008

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction.  To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment.  Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined.  Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed.  Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3.  In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy.  In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure.  Therefore, even when market assumptions are not readily available, the Company’s own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date.  The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation.  In periods of market dislocation, the observability of prices and inputs may be reduced for many securities.  This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Valuation Techniques

The Company values investments in securities and securities sold short that are freely tradable and are listed on a national securities exchange at their last sales price as of the last business day of the year.

Revenue and supplier concentrations

For the nine months ended September 30, 2009, the Company’s revenue from licensing its technology was concentrated with one customer located in Korea.

For the nine months ended September 30, 2008, the Company’s revenue from licensing its technology amounted to 78% of total revenue and was concentrated with two customers located in Korea.  In 2008, the Company’s product sales, accounting for 22% of revenue, was made to one distributor located in Korea.

The Company has one principal supplier for its products available for sale.

Noncontrolling interests

Effective January 1, 2009, the Company adopted the provisions of FASB ASC 810-10-45, “Consolidation” which requires noncontrolling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders.  FASB ASC 810-10-45 is applied prospectively to all noncontrolling interests, except for the presentation and disclosure requirements.

MIGAMI, INC. and Subsidiaries
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
For the Three Months and Nine Months ended September 30, 2009 and 2008

Recent Accounting Pronouncements

Management does not believe that any other recently issued, but not yet effective, accounting standard, if currently adopted, would have a material effect on the Company’s consolidated financial statements.

NOTE 2 - GOING CONCERN

The Company's consolidated financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, as of September 30, 2009, the Company has an accumulated deficit of $3,465,719 and negative working capital of $3,108,838. The Company has just entered the operating phase of their business and does not have disposable assets to fund the completion of its development program and current level of expenses.  These circumstances create substantial doubt as to the Company’s ability to continue as a going concern.  In this situation, the Company is reliant solely upon its ability to raise capital through sales of its stock, debt financing, or acquisition of services through issuances of the Company's stock or from the licensing of its technology and sale of its products. There is no assurance that a market exists for the sale of the Company's stock or that lenders could be found to lend money to the Company.  Should financing not be available, the Company would, in all likelihood, be forced to stop on-going development efforts and/or to shut down its activities completely.

These consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets of the amount of liabilities that might be incurred should the Company be unable to continue in existence.

NOTE 3 - INVESTMENTS

During 2008, the Company’s Korean subsidiary, PMGK, acquired 3,571,428 shares of Enerland Corporation Co. Ltd., a publicly traded company in Korea, at a cost of $1,974,973. This investment represented an approximate 4% interest in Enerland Corporation Co. Ltd.  As of December 31, 2008, the fair value of these securities was $465,529.  Accordingly, the Company reported an unrealized loss on these securities amounting to $1,509,444, which was reported in accumulated other comprehensive loss in stockholders’ equity as of December 31, 2008. This investment was sold for $599,928 during 2009 as part of a lawsuit between the Company and Enerland (see Note 12).  The sale proceeds are currently held by Enerland. The Company expects to fully recover this receivable.  The Company has not recorded a valuation reserve against this receivable.

NOTE 4 – FAIR VALUE MEASUREMENTS

The Company’s assets recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company’s significant accounting policies in Note 1.

The following table presents information about the Company’s assets measured at fair value as of December 31, 2008:

MIGAMI, INC. and Subsidiaries
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
For the Three Months and Nine Months ended September 30, 2009 and 2008

Fair Value at Reporting Date Using
Quoted Price in
		Active Markets	Significant Other	Significant
		for Identical	Observable	Unobservable
		Assets	Inputs	Inputs
Description	December 31, 2008	(Level 1)	(Level 2)	(Level 3)

Available for sale securities	$465,429	$465,429	$-

NOTE 5 - PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at September 30, 2009 and December 31, 2008:

	2009	2008

Office furniture and equipment	$23,510	$23,510

Accumulated depreciation	(13,259)	(9,674)

Total property and equipment	$10,251	$13,836

Depreciation expense totaled $3,585 for each of the nine months ended September 30, 2009 and 2008.

NOTE 6 – LICENSE AGREEMENTS

Licensing rights, as further described in Note 1, are recorded at cost.  Cost of acquired licenses are amortized on the straight-line method over the term of the license.  The contract rights have a weighted average estimated useful life of thirteen years.  Amortization expense for the nine months ended September 31, 2009 and 2008 was approximately $82,000.  As of September 30, 2009 and December 31, 2008, the Company’s management believes there was no impairment of its intangible assets.  There can be no assurance, however, that market conditions will not change which could result in impairment of intangible assets in the future.

During 2009, Migami Korea contributed licenses to PMGK, which were originally valued at $1,133,647.  However, based on the exchange rate as of September 30, 2009, the cost basis of these patents amounted to $1,186,777.  This asset contribution was related to Migami Korea’s purchase of a 21% ownership in PMGK as more fully described in Note 11.

Total cost as of December 31, 2007	$350,000
Accumulated Amortization	(172,083)

License fees, net as of December 31, 2007	177,917

Licenses acquired in 2008	420,000

MIGAMI, INC. and Subsidiaries
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
For the Three Months and Nine Months ended September 30, 2009 and 2008

Total cost as of December 31, 2008	770,000
Accumulated Amortization	(281,283)

License fees, net as of December 31, 2008	488,717

Licenses acquired in 2009	1,186,777

Total cost as of September 30, 2009	1,956,777
Accumulated Amortization	(363,180)

License fees, net as of September 30, 2009	$1,593,597

Amortization expenses for future years are approximately as follows:

Calendar year (three months) –2009	$47,000
-2010	156,000
-2011	118,000
-2012	118,000
-2013	102,000
Thereafter	1,052,000
$1,593,000

NOTE 7 –VARIABLE INTEREST ENTITY

FASB 810 “Consolidation,” expands upon the original consolidation guidance contained in ARB No. 51, which views a majority voting interest as the primary criterion in determining whether one entity has a controlling financial interest in another entity. FASB ASC 810 provides for consolidation of certain entities in which the reporting entity does not have a controlling financial interest as defined. If an analysis in terms of FASB ASC 810 determines that one entity is the primary beneficiary of the variable interests in another entity (the variable interest entity, or ‘VIE’), the primary beneficiary is required to consolidate the variable interest entity.

The Company is the primary beneficiary of a variable interest entity, PMGK as more fully described in Note 1. PMGK’s assets, liabilities, revenues and expenses are accordingly consolidated in the accompanying consolidated financial statements.

NOTE 8 –NOTE RECEIVABLE

The Company has loaned $2,000,000 to Ravinova LP (a Singapore limited partnership) under an uncollateralized note bearing interest at 10% due February 1, 2012.   As of September 30, 2009, the Company has accrued interest income amounting to $333,000 on this note receivable.

MIGAMI, INC. and Subsidiaries
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
For the Three Months and Nine Months ended September 30, 2009 and 2008

NOTE 9 –DEPOSITS ON EQUIPMENT UNDER CONSTRUCTION

As of September 30, 2009, the Company’s subsidiary PMGK has made deposits amounting to $858,091 toward the production of equipment that will be installed in the factory to be constructed in Korea.

NOTE 10 –RELATED PARTY TRANSACTIONS

Several shareholders have advanced the Company $146,926 and $577,759 as of September 30, 2009 and 2008, respectively, for corporate expenses.  These advances bear interest at 10%, are unsecured and due on demand. Interest expense on the notes are included in the notes payable, related parties section on the consolidated balance sheets. Supplemental Manufacturing & Ingredients, LLC (“SMI”), whom owns a 32% interest in PMGK, has advanced the Company $1,000,000.  This advance bears interest at 8% $58,740 accrued, secured, due on demand and is included in accounts payable.

During the nine months ended September 30, 2008, the Company sold licensing rights amounting to $3,000,000 to Enerland Corporation Co. Ltd., a publicly traded company in Korea in which the Company owned a 4% interest at the time of the sale. The Company also sold products amounting to $1,599,995 to Enerland during the same period.

In 2008, the Company committed to invest $3,000,000 in Pacific Management Group (“PMG”), a limited liability company formed by the Company and Innozen, Inc. (“Innozen”), unrelated third party, to construct a factory for the manufacturing of the Company’s products (“PMG Agreement”).  As part of the PMG Agreement, the Company’s was committing capital for a 48% ownership interest while Innozen was licensing its technology for a 52% ownership interest.  During 2008, the Company made capital contributions amounting to approximately $1,067,621.  Innozen alleges that since the Company only contributed a portion of its required commitment, the Company forfeited all rights under the PMG Agreement and as a result PMG was closed and Innozen sold its interest for nominal consideration.  The Company disputes this claim and is in the process of investigating how the custodian of the invested funds actually utilized them.  At this time, management believes that the investment is not recoverable.  Accordingly, this investment has been written off during the nine months ended September 30, 2009.

During the nine months ended September 30, 2009, PMGK paid SMI approximately $501,000 and Migami $462,000 consulting fees related to the factory to be constructed in Korea.  The consulting fees paid to Migami have been eliminated in these consolidated financial statements.

During the nine months ended September 30, 2008, IDDS paid $100,000 to Nam Joo Park for operating expenses related to IDDS.

NOTE 11 - STOCKHOLDERS' EQUITY

Migami equity:

On September 30, 2009, the Company issued 214,286 shares of common stock, in exchange for cash of $8,571.

Noncontrolling interest:

MIGAMI, INC. and Subsidiaries
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
For the Three Months and Nine Months ended September 30, 2009 and 2008

On February 20, 2009, SMI purchased 200 shares of PMGK’s stock for $2,000,000 in cash. SMI has a 32% interest in PMGK as of September 30, 2009.  The investment by SMI, less the PMGK current period losses allocable to SMI, are reported under the noncontrolling interest section in the stockholders’ equity section of the balance sheet.

On September 2, 2009, Migami Korea purchased 133,712 shares of PMGK’s stock in exchange for contributed net assets valued at $737,646 to PMGK in exchange for a 21% interest in PMGK.  The net assets included $1,133,647 of license rights less $396,000 of liabilities.  Migami Korea has a 21% interest in PMGK as of September 30, 2009.  These amounts, less the PMGK current period losses allocable to Migami Korea, are reported under the noncontrolling interest section in the stockholders’ equity section of the balance sheet.

NOTE 12 – COMMITMENTS AND CONTINGENCIES

The Company leased its facility in California under an agreement expiring in March 2011. Lease expense totaled $77,537 and $58,431 during the nine months ended September 30, 2009 and 2008, respectively.  Future annual payments under the lease agreements are as follows:

Year	Payment

2009 (three months)	$25,000
2010	102,000
2011	26,000
Total	$153,000

The Company is subject to routine litigation incidental to its business.  Management believes that the results of the litigation and other pending legal proceedings will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

Enerland Corporation Co. Ltd.

The Company has been named in a lawsuit which was filed on April 3, 2009 by Enerland Corporation Co. Ltd (“Enerland”).  Enerland acted as an intermediary financer between the Company and a third party.  The Company executed an agreement to manufacture and deliver products to Enerland and took payment in advance.  As part of the contract, PMGK purchased shares of Enerland to be held by Enerland as security under the terms of the contract.  Additionally under this arrangement, the Company also issued a guarantee to Enerland.  The litigation arose as a result of a disagreement relating to the terms of the underlying guarantee clause in the contract.  Enerland alleges that the Company has guaranteed the payment of the remaining balance owed to them by the third party.  The Company claims that the guarantee was solely related to the manufacturing and delivery of the product.  Subsequent to the third party filing for bankruptcy, Enerland demanded payment from the Company.  When the Company refused to pay the balance, Enerland sold the shares of stock at below market value to an affiliate of Enerland.  In the opinion of management the amount of any ultimate liability with respect to this action will not materially affect the Company’s consolidated financial statements or results of operations.

MIGAMI, INC. and Subsidiaries
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
For the Three Months and Nine Months ended September 30, 2009 and 2008

Supplemental Manufacturing & Ingredients, LLC

On October 23, 2009, Supplemental Manufacturing & Ingredients, LLC (“SMI”) filed a complaint against the Company and the Company’s CEO. On November 9, 2009, the Company filed its Answer and Counterclaim.  The Counterclaim was asserted against SMI and the principals of SMI.  Preliminary discovery is still in process and in the opinion of management the amount of any ultimate liability with respect to this action will not materially affect the Company’s consolidated financial statements or results of operations.

NOTE 13 – FOREIGN OPERATIONS

The accompanying consolidated balance sheet as of September 30, 2009 includes assets of $3,124,129 related to the Company’s Korean subsidiary PMGK.  Although Korea is considered politically and economically stable, it is always possible that unanticipated events in foreign countries could disrupt the Company’s operations.

NOTE 14 – TAXES ON INCOME

The components of the provision for (recovery) of income taxes are were as follows:

	Nine Months ended		Three Months ended
	September 30,		September 30,
	2009	2008	2009	2008
Current
Federal	$(140,272)	$1,001,076	$(154,406)	$44,250
State	1,600	483,111	1,600	28,495
	(138,672)	1,484,187	(152,806)	72,745

Deferred
Federal	134,672	403,341	130,678	27,855
State	(1,597)	(98,047)	(6,768)	(552)
Valuation allowance	(133,075)	(305,294)	(123,910)	(27,303)

Total	$(138,672)	$1,484,187	$(152,806)	$72,745

At September 30, 2009 and 2008, deferred taxes on income consisted of the following:

	2009	2008

Deferred tax assets	$1,003,442	$910,286
Valuation allowance	(693,997)	(728,665)

MIGAMI, INC. and Subsidiaries
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
For the Three Months and Nine Months ended September 30, 2009 and 2008

Net deferred assets	309,445	181,621

Deferred tax liabilities	(309,445)	(181,621)
	$-	$-
The following is a reconciliation of the provision for income taxes to income before income taxes computed at the federal statutory rate of 34%:

	Nine Months ended		Three Months ended
	September 30,		September 30,
	2009	2008	2009	2008

Income tax benefit at the federal statutory rate	$(1,047,286)	$1,170,361	(535,559)	14,960
State income taxes net of federal benefits	546	356,150	(2,867)	7,381
FIN 48 penalties and interest	-	195,000	-	65,000
Nondeductible expenses	3,517	53,241	2,647	213
Expenses and loss of foreign subsidiary	1,037,626	14,729	506,883	12,494
Change in valuation allowance	(133,075)	(305,294)	(123,910)	(27,303)
	$(138,672)	$1,484,187	$(152,806)	$72,745

The tax effect of temporary differences that give rise to a significant portion of the deferred tax assets (liabilities) are summarized as follows:

	2009	2008

Net operating loss	$290,117	$206,146
Impairment of investment	475,073	475,073
Deferred compensation	135,390	135,391
Amortization	67,010	54,834
Syndication costs	35,851	35,851
State income tax	(128,997)	2,990
Deferred gain	(97,572)	(97,572)
Gain on recession of contract	(81,396)	(81,396)
Depreciation	(1,479)	(2,652)

Net deferred tax asset	$693,997	$728,665

At September 30, 2009, the Company had California state net operating loss carryforwards of approximately $2,204,000 expiring beginning in 2014.

In assessing the potential realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized.  The ultimate realization of deferred tax assets (primarily net operating losses) is dependent upon the Company attaining future taxable income during the periods in which those temporary differences become deductible.  As of September 30, 2009, management was unable to determine if it is more likely than not that the Company’s deferred tax assets will be realized and, therefore, has recorded an appropriate valuation allowance against deferred tax assets at such date.

MIGAMI, INC. and Subsidiaries
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
For the Three Months and Nine Months ended September 30, 2009 and 2008

NOTE 15 - SUBSEQUENT EVENTS

BBV Vietnam S.E.A. Acquisition Corp.

On February 27, 2010, Migami and BBV Vietnam S.E.A. Acquisition Corp. (“BBV”) entered into a Merger Agreement and Plan of Reorganization (the “Merger Agreement”).  Immediately prior to the closing of the Merger Agreement, Migami and Pharmanite (a wholly owned subsidiary of Migami) will enter into a Contribution Agreement, pursuant to which Migami will transfer to Pharmanite, and Pharmanite will assume, all of the assets and liabilities of Migami immediately prior to the closing of the Transaction (the “Migami Contribution”). The transferred assets will include, without limitation, Migami’s cash, accounts receivable, intellectual property, equipment and its ownership interest in all of Migami’s subsidiaries and joint ventures.  Subsequent to the Migami Contribution, Pharmanite will own all of Migami’s former assets and liabilities and Migami’s sole asset will be its ownership of 100% of the outstanding shares of common stock of Pharmanite. Pursuant to the Merger Agreement, Pharmanite will merge with and into BBV, with Pharmanite surviving as a wholly-owned subsidiary of the Company, as a result of which Migami will contribute all of the outstanding capital stock of Pharmanite to the Company in exchange for 9,706,250 newly issued shares (the “Transaction Consideration”) of Common Stock (the “Transaction”). As a result of the Transaction, Pharmanite will become a wholly-owned subsidiary of BBV and Migami will own approximately 65% of the outstanding shares of BBV (44% on a fully diluted basis).

MIGAMI, INC. AND SUBSIDIARIES
CONTENTS
December 31, 2008 and 2007

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Migami, Inc.

We have audited the accompanying consolidated balance sheets of Migami, Inc. and Subsidiaries (collectively, the “Company”) as of December 31, 2008 and 2007, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Migami, Inc. and Subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2, the Company has an accumulated deficit and a working capital deficit, which raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Roseland, New Jersey March 25, 2010

1

MIGAMI, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31,
	2008	2007
ASSETS
CURRENT ASSETS
Cash	$13,042	$102,144
Restricted cash	-	1,911,461
Inventory	170,085	198,057
Prepayments and other current assets	3,449	3,225
Total current assets	186,576	2,214,887

Property and Equipment, net	13,836	14,745

Other Assets
Unamortized license fee	488,717	177,917
Available for sale securities	465,529	-
Loan receivable	2,183,000	-
Loan receivable - related party	25,000	59,959
Deposits on equipment under construction	807,100	-
Other assets	27,679	-
Deposits	10,478	6,737
Total other assets	4,007,503	244,613

Total Assets	$4,207,915	$2,474,245

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES:

Bank overdraft	$15,788	$7,772
Note payable, banks	-	1,794,500
Payroll taxes payable	17,149	8,930
Accounts payable	395,730	-
Accrued expenses	111,659	28,854
Advance payment from customers	391,381	241,362
Notes payable, related parties	602,757	444,100
Income taxes payable	1,471,400	2,400
Total current liabilities	3,005,864	2,527,918

COMMITMENTS AND CONTINGENCIES	-	-

STOCKHOLDERS' EQUITY (DEFICIT):

Common stock, $.001 par value (200,000,000 shares authorized; 112,534,482 and 101,248,482 shares issued, respectively; 107,795,497 and 96,509,497 outstanding for 2008, and 2007, respectively)	112,535	101,249
Additional paid-in capital	5,909,686	5,150,952
Accumulated other comprehensive loss	(2,230,274)	-
Accumulated deficit	(1,561,896)	(3,277,874)
Subscription receivable	-	(1,000,000)
Treasury stock, 4,738,985 shares of common stock, at cost	(1,028,000)	(1,028,000)
Total stockholders' equity (deficit)	1,202,051	(53,673)

Total liabilities and stockholders' equity (deficit)	$4,207,915	$2,474,245

The accompanying notes are an integral part of these consolidated financial statements.

2

MIGAMI, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE INCOME (LOSS)
For the years ended December 31, 2008 and 2007

	2008	2007

REVENUE
Product sales	$1,599,995	$-
License fees	5,700,180	2,000,000
Total revenue	7,300,175	2,000,000

COST OF SALES
Product sales	690,691	-
License fees	109,200	70,000
Total cost of sales	799,891	70,000

GROSS PROFIT	6,500,284	1,930,000

OPERATING EXPENSES

General and administrative expenses	2,314,554	732,959
Stock based compensation	50,000	190,625
Gain on rescission of contract payable	-	(204,336)
Depreciation	3,585	3,394
Litigation expenses	-	300,000
Total operating expenses	2,368,139	1,022,642

OTHER INCOME AND (EXPENSES)
Loss on deposits - related party	(1,067,621)	(125,000)
Interest income	185,878	11,461
Interest expense	(65,424)	(16,750)
Total other income (expense)	(947,167)	(130,289)

Income (loss) before income taxes	3,184,978	777,069
Provision for income taxes	1,469,000	800
Net income	$1,715,978	$776,269

Net income per common share:

Basic and diluted loss per common share	$0.02	$0.02

Basic and diluted weighted average number of common shares	107,146,664	43,145,292

Other Comprehensive Income (loss)

Net income	$1,715,978	$776,269

Unrealized loss on available for sale securities	(1,509,444)	-
Unrealized loss on foreign currency translation adjustments	(720,830)	-
Total comprehensive loss adjustments	(2,230,274)	-

Total comprehensive income (loss)	$(514,296)	$776,269

The accompanying notes are an integral part of these consolidated financial statements.

3

MIGAMI, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
For the years ended December 31, 2008 and 2007

	Common stock		Additional Paid-in	Accumulated Other Comprehensive	Retained Earnings (Accumulated	Subscription	Treasury
	Shares	Amount	Capital	Loss	Deficit)	Receivable	Stock	Total

Balance, January 1, 2007	32,412,752	$32,413	$4,029,162	$-	$(4,054,143)	$-	$-	$7,432

January 18, 2007 stock issued for services	750,000	750	36,750					37,500
January 18, 2007 stock issued for services	25,000	25	1,225					1,250
February 23, 2007 stock issued for services	37,500	38	1,838					1,876
July 23, 2007 stock issued for services	3,000,000	3,000	147,000					150,000

October 31, 2007 Stock issued to Innovay Corporation in relation to the reverse acquisition adjustment on November 30, 2006	52,733,230	52,733	(52,733)					-
								-
December 2007, shares issued under subscription receivable	12,290,000	12,290	987,710			(1,000,000)		-
Repurchase of 4,738,985 shares of common stock - held in Treasury							(1,028,000)	(1,028,000)
Net income for the year ended December 31, 2007					776,269			776,269
Balance, December 31, 2007	101,248,482	101,249	5,150,952	-	(3,277,874)	(1,000,000)	(1,028,000)	(53,673)

Payment of Stock subscription receivable						1,000,000		1,000,000

January 8, 2008 stock issued for purchase of Zengen	6,000,000	6,000	414,000					420,000
February 4, 2008 stockand warrants issued for cash	4,286,000	4,286	295,734					300,020
February 27, 2008 stock issued for services	1,000,000	1,000	49,000					50,000

Comprehensive loss				(2,230,274)				(2,230,274)

Net income for the year ended December 31, 2008					1,715,978			1,715,978

Balance, December 31, 2008	112,534,482	$112,535	$5,909,686	$(2,230,274)	$(1,561,896)	$-	$(1,028,000)	$1,202,051

The accompanying notes are an integral part of these consolidated financial statements.

4

MIGAMI, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2008 and 2007

	2008	2007
Cash flows from operating activities:
Net income	$1,715,978	$776,269
Adjustment to reconcile net income to net cash provided by operating activities:
Depreciation	3,585	3,394
Amortization of license fees	109,200	70,000
Accrued interest income	(183,000)	-
Accrued interest expense	(60,000)	15,000
Stock issued for services	50,000	190,626
Gain on rescission of contract payable	-	(204,336)
Changes in assets and liabilities
Inventory	27,972	(159,452)
Prepayments and other current assets	(224)	(3,225)
Other assets	(27,679)	-
Deposits	(3,741)	-
Bank overdraft	8,016	(7,520)
Payroll taxes payable	8,219	7,584
Accounts payable	371,308	(10,410)
Accrued expenses	111,659	28,854
Advance payment from customers	150,019	197,380
Income taxes payable	1,469,000	800
Net cash provided by operating activities	3,750,312	904,964

Cash flows from investing activities:
Decrease (increase) in restricted cash	1,911,461	(1,911,461)
Loan receivable	(2,000,000)	-
Purchase of available for sale securities	(2,266,874)	-
Cash paid for property and equipment	(2,676)	-
Net cash used in investing activities	(2,358,089)	(1,911,461)

Cash flows from financing activities:
Proceeds from issuing stock	300,020	-
Borrowings (repayment) on notes payable, bank	(1,794,500)	1,794,500
Repurchase of stock - held in Treasury	-	(1,028,000)
Subscription payment received against stock issued	1,000,000	-
Deposits on equipment under construction	(926,390)
Advances from related parties	249,525	342,141
Net cash provided by (used in) financing activities	(1,171,345)	1,108,641

Effect of exchange rate changes on cash	(309,980)	-

Net change in cash and cash equivalents	(89,102)	102,144
Cash and cash equivalents beginning of the year	102,144	-

Cash and cash equivalents end of the year	$13,042	$102,144

SUPPLEMENTAL CASH FLOW INFORMATION
Cash Payments For:
Interest	$5,424	$1,750

Non-Cash Investing and Financing Activities:

Unrealized loss on available for sale securities	$1,509,444	$-

Stock issued for acquisition of Zengen assets	$420,000	$-
Stock issued under a subscription receivable arrangement	$-	$1,000,000
Reduction in the cost of the contract rights and the related payable to licensor due to a modification of the origina license agreement	$-	$2,731,208

5

MIGAMI, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008 and 2007

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Migami, Inc. (the “Company”) was originally incorporated in 1986 in Nevada as Covington Capital Corporation. Prior to its current name, the Company had various names as endeavors were attempted. None of these proved fruitful. In November 30, 2006, the Company formed a new wholly-owned Nevada subsidiary corporation, KleenAir Systems of North America, Inc. (“KSNA”). All of the Company’s current assets and liabilities were transferred to that subsidiary.

Also, on November 30, 2006, the Company entered into a reverse acquisition with Innovay Corporation (“Innovay”) whereby Innovay became the survivor entity. Accordingly, the historical financial results of Innovay are presented.

Migami sublicenses rights to Asian pharmaceutical companies, while acquiring additional license rights from United States based pharmaceutical companies. Migami also contract manufactures certain cosmetic formulations that are sold to distributors.

The Company is the sole owner of IDDS, Inc. (“IDDS”). IDDS was formed in 2007 for the purpose of investing in manufacturing facilities in the United States and Korea and investing in technology in the research and development stage.

The Company’s subsidiary PMGK Co. Ltd (“PMGK”) was formed in 2008 to construct a factory in Korea which, upon completion, will produce a portion of Migami’ s products. As of December 31, 2008, PMGK’s primary assets were an investment in Enerland Corporation Co. Ltd., a publicly traded Korean company, and deposits on equipment under construction. PMGK has minimal liabilities as of December 31, 2008 and had no revenue for the year then ended. PMGK’s expenses are primarily related to the planning phase of the construction of the factory.

As of December 31, 2008, the Company held the following contract rights:

•
License and Collaboration Agreement between Innovay and ZenGen, Inc. This Agreement gave Innovay the exclusive right to market pharmaceutical compositions containing certain alphamelanocyte-stimulating hormone-related peptides synthesized by ZenGen, in South Korea. On July 15, 2005, the License was amended to include a Nasal Gel Delivery Technology which is known as a Nasal Transmucosal delivery system. The Nasal Transmucosal delivery system consists of a viscous nasal gel, delivering minor amounts of metal or other chemical elements or compositions into the bloodstream through the nasal membrane. This technology is licensed for distribution in South Korea, Australia, China, Japan, Malaysia, New Zealand, the Philippines, and Thailand. On May 25, 2007, the Company rescinded this agreement and on January 7, 2008 entered into an agreement to purchase from ZenGen the rights to license these technologies, among other assets.

•
License between Innovay and InnoZen, Inc. This license gives Innovay the non-exclusive right to market certain proprietary products of InnoZen in multiple Asian countries. These products permit the delivery of active drugs through an edible thin film strip. The license also covers Optizen eye drops.

•
Proprietary cosmetic formulations used to manufacture Innovay's cosmetic products. The cosmetic products are wrinkle remover, anti-aging skin cream, dark circle remover, which removes dark circles from the eye area, and a skin whitener.

6

MIGAMI, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008 and 2007

The Company was formed on November 23, 2004 and was in the development stage through December 31, 2007. The year ended December 31, 2008 is the first year during which it is considered an operating company.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts, transactions and profits have been eliminated upon consolidation.

Revenue Recognition

The Company records its revenue in accordance with Staff Accounting Bulletin (“SAB”) 104 “Revenue Recognition”. Revenue is recognized when all of the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the seller’s price to the buyer is fixed and determinable; and (4) collectability is reasonably assured.

The Company follows the sales model to account for its licensing revenue. Under the sales model, licensing revenue is recognized immediately as revenue because there are no future performance obligations and the revenue has been collected.

The Company recognizes revenue related to the sale of products as they are shipped. Advance payment from customers, in the current liabilities section of the consolidated balance sheets, represent advances from customers for future product deliveries and licensing agreements.

Inventory

Inventories are stated at the lower of cost or market (first-in, first-out method) and primarily consist of cosmetics formula and packaging material.

Investments

In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 115, “Accounting for Certain Debt and Equity Securities”, the Company’s investments are classified as available for sale. Available-for-sale securities are recorded at fair value on the consolidated balance sheets, with the change in fair value during the years excluded from earnings and recorded as a component of other comprehensive income. Realized gains and losses, determined using the first-in, first-out (FIFO) method, are included in earnings.

Property and Equipment

Property and equipment is recorded at cost. Major additions and improvements are capitalized. The cost and related accumulated depreciation of equipment retired or sold are removed from the accounts and any differences between the undepreciated amount and the proceeds from the sale are recorded as gain or loss on sale. Depreciation of office furniture and equipment is computed using the straight-line method over the estimated useful life of five years.

7

MIGAMI, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008 and 2007

Long-lived Assets

In accordance with SFAS No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets”, the Company reviews for the impairment of long-lived assets and certain identifiable intangibles whenever events or changes in circumstances indicate that the carrying amount of any asset may not be recoverable. An impairment loss would be recognized when the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition is less than the carrying amount. If impairment is indicated, the amount of the loss to be recorded is based on an estimate of the difference between the carrying amount and the fair value of the asset. Fair value is based upon discounted estimated cash flows expected to result from the use of the asset and its eventual disposition and other valuation methods.

Stock-Based Compensation

The Company accounts for services acquired (and other expenses paid) using stock as compensation (or payment) based on the fair value of the shares issued. Fair value is determined based on the closing price of the stock on the date the Company becomes obligated to issue the shares. Due to thin trading volume of the Company's stock, most stock issuances are recorded at a discount to the market price because of the effective limitations on disposal by the recipient of the shares. Restricted shares issued for services are discounted at no more than 10% discount because of the added limitation on the tradability of the restricted shares.

Income Taxes

The Company complies with SFAS No. 109, "Accounting for Income Taxes", which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred income tax assets to the amount expected to be realized.

Effective January 1, 2007, the Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB No. 109, Accounting for Income Taxes” (“FIN 48”). FIN 48 addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FIN 48, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. FIN 48 also provides guidance on de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. The Company has included in its income tax provision for the year ended December 31, 2008 interest and penalties in the amount of $260,000 related to late filing of corporate income tax returns and late payment of income tax liabilities.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and expenses during the reporting period. In these financial statements, assets, liabilities and expenses involve extensive reliance on management's estimates. Actual results could differ from those estimates.

8

MIGAMI, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008 and 2007

Income (Loss) Per Share

The Company complies with SFAS No. 128, "Earnings Per Share". Basic net income (loss) per common share includes no dilution and is computed by dividing net income (loss) available to common shareholders by the weighted average number of common shares outstanding for the periods.

The computation of diluted earnings per common share is based on the weighted average number of common shares outstanding during the year, plus common stock equivalents, which would arise from the conversion of preferred stock to common stock, convertible debt to common stock and from the exercise of stock options and warrants outstanding using the treasury stock method and the average market price per share during the year.

The Company has 1,428,300 warrants outstanding that are deemed anti-dilutive and would therefore not adjust the earnings per share amounts.

Financial Instruments

The fair value of the Company's assets and liabilities, which qualify as financial instruments under SFAS No. 107, "Disclosures About Fair Value of Financial Instruments", approximate the carrying amounts presented in the accompanying consolidated balance sheets.

Foreign Currency Transactions

Foreign currency transactions and financial statements are translated into U.S. dollars at current rates, except that revenues, costs and expenses are translated at average current rates during each reporting period. Gains and losses resulting from foreign currency transactions are included in income currently, while those resulting from translation of financial statements are credited or charged directly to a separate component of stockholders' equity.

Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy

In accordance with SFAS No. 157, “Fair Value Measurements”, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with SFAS No. 157, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company’s assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

9

MIGAMI, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008 and 2007

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company’s own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Valuation Techniques

The Company values investments in securities and securities sold short that are freely tradable and are listed on a national securities exchange at their last sales price as of the last business day of the year.

Revenue and Supplier Concentrations

For the year ended December 31, 2008, the Company’s revenue from licensing its technology amounted to 78% of total revenue and was concentrated with two customers located in Korea. In 2008, the Company’s product sales, accounting for 22% of revenue, was made to one distributor located in Korea.

For the year ended December 31, 2007, the Company’s revenue from licensing its technology was concentrated with one customer located in Korea. The Company did not have any revenue from product sales during the year ended December 31, 2007.

The Company has one principal supplier for its products available for sale.

10

MIGAMI, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008 and 2007

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting standard, if currently adopted, would have a material effect on the Company’s consolidated financial statements.

NOTE 2 – GOING CONCERN

The Company's consolidated financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, as of December 31, 2008, the Company has an accumulated deficit of $1,561,896 and negative working capital of $2,819,288. The Company has just entered the operating phase of their business and does not have disposable assets to fund the completion of its development program and current level of expenses. These circumstances create substantial doubt as to the Company’s ability to continue as a going concern. In this situation, the Company is reliant solely upon its ability to raise capital through sales of its stock, debt financing, or acquisition of services through issuances of the Company's stock or from the licensing of its technology and sale of its products. There is no assurance that a market exists for the sale of the Company's stock or that lenders could be found to lend money to the Company. Should financing not be available, the Company would, in all likelihood, be forced to stop on-going development efforts and/or to shut down its activities completely.

These consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets of the amount of liabilities that might be incurred should the Company be unable to continue in existence.

NOTE 3 – INVESTMENTS

During 2008, the Company’s Korean subsidiary, PMGK, acquired 3,571,428 shares of Enerland Corporation Co. Ltd. (“Enerland”), a publicly traded company in Korea, at a cost of $1,974,973. This investment represents an approximate 4% interest in Enerland. As of December 31, 2008, the fair value of these securities was $465,529. Accordingly, the Company reported an unrealized loss on these securities amounting to $1,509,444, which was reported in accumulated other comprehensive loss in stockholders’ equity. This investment was sold during 2009 as part of a lawsuit between the Company and Enerland (see Note 15).

NOTE 4 – FAIR VALUE MEASUREMENTS

The Company’s assets recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company’s significant accounting policies in Note 1.

The following table presents information about the Company’s assets measured at fair value as of December 31, 2008:

Fair Value at Reporting Date Using

			Significant Other	Significant
	for Identical	Quoted Price in	Observable	Unobservable
	Assets	Active Markets	Inputs	Inputs
Description	December 31, 2008	(Level 1)	(Level 2)	(Level 3)
Available for sale securities	$465,529	$465,529	$-	$-

11

MIGAMI, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008 and 2007

NOTE 5 – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2008 and 2007:
	2008	2007
Office furniture and equipment	$23,510	$20,834
Accumulated depreciation	(9,674)	(6,089)
Total property and equipment	$13,836	$14,745

Depreciation expense totaled $3,585 and $3,394 for the years ending December 31, 2008 and 2007, respectively.

NOTE 6 – LICENSE AGREEMENTS

Licensing rights, as further described in Note 1, are recorded at cost. Cost of acquired licenses are amortized on the straight-line method over the term of the license. The contract rights have a weighted average estimated useful life of nine years. Amortization expense for the years ended December 31, 2008 and 2007 was approximately $109,200 and $70,000, respectively and is included in cost of sales in the consolidated statements of operations and other comprehensive income (loss). As of December 31, 2008 and 2007, the Company’s management believes there was no impairment of its intangible assets. There can be no assurance, however, that market conditions will not change which could result in impairment of intangible assets in the future.

During 2007, the Company and Zengen agreed to rescind the License Agreement. This resulted in a $2,526,872 reduction of the net contract right cost (gross cost of $2,807,377 less accumulated amortization of $280,505) and $2,731,208 of the related net contract payable. The Company recorded a gain of $204,336 as a result of this rescinded contract. On January 7, 2008, the Company entered into an asset purchase agreement with Zengen in which the Company acquired the rights to the technology licensed in the License Agreement, among other assets.

Total cost as of December 31, 2006	$3,157,377
Accumulated amortization	(382,588)
Net unamortized license fee
as of December 31, 2006	$2,774,789
Total cost as of December 31, 2006	$3,157,377
Less: rescission of Zengen contract
rights during 2007	(2,807,377)
Total cost as of December 31, 2007	$350,000
Accumulated amortization	(172,083)
Net unamortized license fee
as of December 31, 2007	$177,917

12

MIGAMI, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008 and 2007

Total cost as of December 31, 2007	$350,000
Patent rights acquired in 2008	420,000
Total cost as of December 31, 2008	$770,000
Accumulated amortization	(281,283)
Net unamortized license fee as of December 31, 2008	$488,717

Amortization expense for future years are approximately as follows:

Fiscal year -2009	$109,000
-2010	77,000
-2011	39,000
-2012	39,000
-2013	22,000
Thereafter	203,000
$489,000

NOTE 7 – NOTE RECEIVABLE

The Company has loaned $2,000,000 to Ravinova LP (a Singapore limited partnership) under an uncollateralized note bearing interest at 10% due February 1, 2012. As of December 31, 2008, the Company has accrued interest income amounting to $183,000 on this note receivable.

NOTE 8 – DEPOSITS ON EQUIPMENT UNDER CONSTRUCTION

As of December 31, 2008, the Company’s subsidiary PMGK has made deposits amounting to $807,100 toward the production of equipment that will be installed in the factory to be constructed in Korea.

NOTE 9 – RELATED PARTY TRANSACTIONS

Several shareholders have advanced the Company $602,757 and $444, 100 as of December 31, 2008 and 2007, respectively, for corporate expenses. These advances bear interest at 10%, are unsecured and due on demand. Interest expense accrued on these loans amounted to $45,000 and $15,000 for the years ended December 31, 2008 and 2007. All advances and accrued interest expense on the notes are included in the notes payable, related parties section on the consolidated balance sheets.

During 2008, the Company sold licensing rights amounting to $3,000,000 to Enerland Corporation Co. Ltd., a publicly traded company in Korea in which the Company owns a 4% interest. During 2008, the Company also sold products amounting to $1,599,995 to Enerland.

In 2008, the Company committed to invest $3,000,000 in Pacific Management Group (“PMG”), a limited liability company formed by the Company and Innozen, Inc. (“Innozen”), an unrelated third party, to construct a factory in California, for the manufacturing of the Company’s products (“PMG Agreement”). As part of the PMG Agreement, the Company was committing capital for a 48% ownership interest while Innozen was licensing its technology for a 52% ownership interest. During 2008, the Company made capital contributions amounting to approximately $1,067,621. Innozen alleges that since the Company only contributed a portion of its required commitment, the Company forfeited all rights under the PMG

13

MIGAMI, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008 and 2007

Agreement and as a result PMG was closed and Innozen sold its interest for nominal consideration. The Company disputes this claim and is in the process of investigating how the custodian of the invested funds actually utilized them. At this time, management believes that the investment is not recoverable. Accordingly, this investment has been written off during the year ended December 31, 2008. During the year ended December 31, 2007, the Company had advanced $125,000 to Innozen for products. This amount was also written off due to the dispute.

During the year ending December 31, 2007, IDDS paid Paul Hong (the former management of IDDS) approximately $181,000 to cover administrative expenses in order to operate the company.

During the year ended December 31, 2008, IDDS paid $100,000 to Nam Joo Park for operating expenses related to IDDS.

NOTE 10 – NOTE PAYABLE, BANK

The Company had entered into a credit agreement with a bank through October 30, 2008 under which it could borrow up to $1,900,000. Interest was payable at the bank’s reference rate plus 2% per annum. At December 31, 2007, the bank’s reference rate was 3.92% per annum. The borrowings were collateralized by a certificate of deposit described in the following paragraph. Borrowings under the credit agreement amounted to $1,794,500 at December 31, 2007. The Company repaid this loan in January 2008 and the loan was not renewed.

As of December 31, 2007, restricted cash consisted of a bank certificate of deposit, maturing in October 2008, with a balance of $1,911,461. This cash was pledged to secure the loan payable to the bank.

NOTE 11 – STOCKHOLDERS' EQUITY

On January 18, 2007, the Company issued 750,000 shares of common stock, valued at $37,500, in exchange for consulting services.

On January 18, 2007, the Company issued 25,000 shares of common stock, valued at $1,250, in exchange for consulting services.

On February 23, 2007, the Company issued 37,500 shares of common stock, valued at $1,875, in exchange for consulting services.

On July 23, 2007, the Company issued 3,000,000 shares of common stock, valued at $150,000, in exchange for services provided by members of the Company’s Executive Committee, which includes the Company’s CEO.

On October 31, 2007, the Company issued 52,733,230 shares to Innovay related to the reverse acquisition.

In December of 2007, the Company issued 12,290,000 shares of its common stock in exchange for a subscription receivable in the amount of $1,000,000. The subscription receivable was collected in cash during 2008.

On January 8, 2008, the Company issued 6,000,000 shares of common stock, valued at $420,000 for purchase of contract rights from Zengen.

14

MIGAMI, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008 and 2007

On February 4, 2008, the Company issued 4,286,000 shares of common stock and 1,428,300 warrants, valued at $300,020 in exchange for cash. The warrants were issued with an exercise price of $0.70 and expire in five years.

On February 27, 2008, the Company issued 1,000,000 shares of common stock valued at $50,000 in exchange for consulting services.

NOTE 12 – COMMITMENTS AND CONTINGENCIES

The Company leased its facility in California under an agreement expiring in March 2011. Lease expense totaled $77,909 and $27,535 during the years ended December 31, 2008 and 2007, respectively. Future annual payments under the lease agreements are as follows:
Year	Payment
2009	$102,000
2010	102,000
2011	26,000
Total	$230,000

The Company is subject to routine litigation incidental to its business. Management believes that the results of the litigation and other pending legal proceedings will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

NOTE 13 – FOREIGN OPERATIONS

The accompanying consolidated balance sheet as of December 31, includes assets of $1,300,531 related to the Company’s Korean subsidiary PMGK. Although Korea is considered politically and economically stable, it is always possible that unanticipated events in foreign countries could disrupt the Company’s operations.

NOTE 14 – TAXES ON INCOME

The components of the provision for (recovery) of income taxes are were as follows:

Current	2008	2007

Federal	$992,600	$-
State	476,400	800
	1,469,000	800
Deferred
Federal	390,300	298,700
State	(99,500)	85,200
Valuation allowance	(290,800)	(383,900)
	-	-

Total	$1,469,000	$800

15

MIGAMI, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008 and 2007

At December 31, 2008 and 2007, deferred taxes on income consisted of the following:
	2008	2007
Deferred tax assets	$924,200	$1,214,600
Valuation allowance	(743,100)	(1,034,000)
Net deferred assets	181,100	180,600
Deferred tax liabilities	(181,100)	(180,600)
	$-	$-

The following is a reconciliation of the provision for income taxes to income before income taxes computed at the federal statutory rate of 34%:
	2008	2007
Income tax provision at the federal statutory rate	$1,082,700	$264,000
State income taxes net of federal benefits	327,800	57,100
FIN 48 interest and penalties	260,000	-
Nondeductible expenses	57,500	102,600
Provision adjustments	31,800	(98,000)
Reverse amortization of debt discount	-	59,000
Change in valuation allowance	(290,800)	(3 83,900)
	$1,469,000	$800

The tax effect of temporary differences that give rise to a significant portion of the deferred tax assets (liabilities) are summarized as follows:
	2008	2007

Net operating loss	$206,100	$956,000
Impairment of investment	475,100	49,800
Deferred compensation	135,400	135,400
Amortization	60,600	37,500
Syndication costs	35,900	35,900
State income tax	11,100	-
Deferred gain	(97,600)	(97,600)
Gain on recission of contract	(81,400)	(81,400)
Depreciation	(2,100)	(1,600)
Net deferred tax asset	$743,100	$1,034,000

At December 31, 2008, the Company had California state net operating loss carryforwards of approximately $2,203,000 expiring beginning in 2014.

In assessing the potential realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets (primarily net operating losses) is dependent upon the Company attaining future taxable income during the periods in which those temporary differences become deductible. As of

16

MIGAMI, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008 and 2007

December 31, 2008, management was unable to determine if it is more likely than not that the Company’s deferred tax assets will be realized and, therefore, has recorded an appropriate valuation allowance against deferred tax assets at such date.

NOTE 15 - SUBSEQUENT EVENTS

Enerland Corporation Co. Ltd.

The Company has been named in a lawsuit which was filed on April 3, 2009 by Enerland Corporation Co. Ltd (“Enerland”). Enerland acted as an intermediary financer between the Company and a third party. The Company executed an agreement to manufacture and deliver products to Enerland and took payment in advance. As part of the contract, PMGK purchased shares of Enerland to be held by Enerland as security under the terms of the contract. Additionally under this arrangement, the Company also issued a guarantee to Enerland. The litigation arose as a result of a disagreement relating to the terms of the underlying guarantee clause in the contract. Enerland alleges that the Company has guaranteed the payment of the remaining balance owed to them by the third party. The Company claims that the guarantee was solely related to the manufacturing and delivery of the product. Subsequent to the third party filing for bankruptcy, Enerland demanded payment from the Company. When the Company refused to pay the balance, Enerland sold the shares of stock at below market value to an affiliate of Enerland. In the opinion of management the amount of any ultimate liability with respect to this action will not materially affect the Company’s consolidated financial statements or results of operations.

Supplemental Manufacturing & Ingredients, LLC

On October 23, 2009, Supplemental Manufacturing & Ingredients, LLC (“SMI”) filed a complaint against the Company and the Company’s CEO. On November 9, 2009, the Company filed its Answer and Counterclaim. The Counterclaim was asserted against SMI and the principals of SMI. Preliminary discovery is still in process and in the opinion of management the amount of any ultimate liability with respect to this action will not materially affect the Company’s consolidated financial statements or results of operations.

BBV Vietnam S.E.A. Acquisition Corp.

On February 27, 2010, Migami and BBV Vietnam S.E.A. Acquisition Corp. (“BBV”) entered into a Merger Agreement and Plan of Reorganization (the “Merger Agreement”). Immediately prior to the closing of the Merger Agreement, Migami and Pharmanite (a wholly owned subsidiary of Migami) will enter into a Contribution Agreement, pursuant to which Migami will transfer to Pharmanite, and Pharmanite will assume, all of the assets and liabilities of Migami immediately prior to the closing of the Transaction (the “Migami Contribution”). The transferred assets will include, without limitation, Migami’s cash, accounts receivable, intellectual property, equipment and its ownership interest in all of Migami’s subsidiaries and joint ventures. Subsequent to the Migami Contribution, Pharmanite will own all of Migami’s former assets and liabilities and Migami’s sole asset will be its ownership of 100% of the outstanding shares of common stock of Pharmanite. Pursuant to the Merger Agreement, Pharmanite will merge with and into BBV, with Pharmanite surviving as a wholly-owned subsidiary of the Company, as a result of which Migami will contribute all of the outstanding capital stock of Pharmanite to the Company in exchange for 9,706,250 newly issued shares (the “Transaction Consideration”) of Common Stock (the “Transaction”). As a result of the Transaction, Pharmanite will become a wholly-owned subsidiary of BBV and Migami will own approximately 65% of the outstanding shares of BBV (44% on a fully diluted basis).

17

BBV VIETNAM S.E.A. ACQUISITION CORP.
(A Development Stage Company)

CONDENSED BALANCE SHEETS
	September 30, 2009	December 31,2008 *
	(Unaudited)
ASSETS
Assets:
Cash and cash equivalents	$15,128	$18,997
Restricted cash equivalents held in a trust account (Note 1)	41,401,733	41,401,921
Prepaid expenses and other assets	17,331	44,850
Total assets	$41,434,192	$41,465,768

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accrued expenses	$319,095	$168,202
Grid Note	144,713	—
Deferred underwriters’ discount (Note 1)	1,449,000	1,449,000
Total current liabilities	1,912,808	1,617,202
Common stock subject to possible conversion – 1,552,499 shares	11,985,292	11,985,292
Commitments and Contingencies	—	—
Shareholders’ equity:
Preferred stock, $0.0001 par value, 1,000,000 shares Authorized; none issued or outstanding	—	—

Common stock, $0.0001 par value, 50,000,000 shares authorized: 6,468,750 shares (which includes 1,552,499 subject to possible conversion) issued and outstanding at September 30, 2009 and December 31, 2008, respectively	647	647
Additional paid-in capital	27,864,637	27,864,637
Deficit accumulated during the development stage	(329,192)	(2,010)
Total shareholders’ equity	27,536,092	27,863,274
Total liabilities and shareholders’ equity	$41,434,192	$41,465,768

* Derived from audited financial information.

See accompanying notes to the financial statements.

1

BBV VIETNAM S.E.A. ACQUISITION CORP.
(A Development Stage Company)

CONDENSED STATEMENTS OF OPERATIONS

	Three Months Ended September 30,		Nine Months Ended September 30,		Period from August 8, 2007 (Inception) to September 30, 2009
	2009	2008	2009	2008
	(Unaudited)		(Unaudited)		(Unaudited)
Interest income	$6,994	$166,847	$27,263	$437,048	$485,071
Formation and operating costs	80,701	111,556	354,445	332,878	805,771
Income (loss) before provision for income taxes	(73,707)	55,291	(327,182)	104,170	(320,700)
Provision for income taxes	—	(18,799)	—	(35,424)	(8,492)
Net income (loss)	$(73,707)	$36,492	$(327,182)	$68,746	$(329,192)
Net income (loss) per common share:
Basic	$(0.01)	$0.01	$(0.05)	$0.01	$(0.06)
Diluted	$(0.01)	$0.01	$(0.05)	$0.01	$(0.06)
Weighted average number of common shares outstanding:
Basic	6,468,750	6,468,750	6,468,750	5,653,640	5,163,434
Diluted	6,468,750	7,054,974	6,468,750	6,137,191	5,163,434

See accompanying notes to the financial statements.

2

BBV VIETNAM S.E.A. ACQUISITION CORP.
(A Development Stage Company)

CONDENSED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Common Stock		Additional Paid-in	Retained Earnings (Deficit) Accumulated During the Development	Shareholders’
	Shares	Amount	Capital	Stage	Equity
Issuance of common stock	1,293,750	$129	$24,871		$25,000
Net loss for the period from August 8, 2007 (inception) to December 31, 2007				(18,495)	(18,495)
Balance at December 31, 2007	1,293,750	129	24,871	(18,495)	6,505
Sale of 5,178,750 shares of common stock, net of underwriter discount and offering expenses (including 1,552,499 shares subject to possible conversion)	5,175,000	518	39,897,474		39,897,992
Reclassification from shareholders’ equity of proceeds from sale of 1,552,499 shares subject to possible conversion			(11,985,292)		(11,985,292)
Contingent offering expense			(72,416)		(72,416)
Net income for the year ended December 31, 2008				16,485	16,485
Balance at December 31, 2008	6,468,750	647	27,864,637	(2,010)	27,863,274
Net loss for the nine months ended September 30, 2009				(327,182)	(327,182)
Balance at September 30, 2009 (unaudited)	6,468,750	$647	$27,864,637	$(329,192)	$27,536,092

See accompanying notes to the financial statements

3

BBV VIETNAM S.E.A. ACQUISITION CORP.
(A Development Stage Company)

CONDENSED STATEMENTS OF CASH FLOWS

	Nine Months Ended September 30, 2009	Nine Months Ended September 30, 2008	Period from August 8, 2007 (Inception) to September 30, 2009
	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net income (loss)	$(327,182)	$68,746	$(329,192)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Restricted cash	188	—	188
Prepaid expenses	27,519	(81,078)	(19,252)
Accrued expenses	150,893	103,181	246,679
Net cash provided by (used in) operating activities	(148,582)	90,849	(101,577)
Cash flows from investing activities
Cash equivalents transferred to restricted cash trust account	—	(41,400,000)	(41,400,000)
Net cash used in investing activities	—	(41,400,000)	(41,400,000)
Cash flows from financing activities:
Net proceeds from public offering	—	41,462,894	41,346,992
Proceeds from note payable to shareholder	—	—	200,100
Repayment of note payable to shareholder	—	(130,974)	(200,100)
Proceeds from grid note	144,713	—	144,713
Proceeds from sale of shares of common stock	—	—	25,000
Net cash provided by financing activities	144,713	41,331,920	41,516,705
Net increase (decrease) in cash	(3,869)	22,769	15,128
Cash, beginning of period	18,997	29,452	—
Cash, end of period	$15,128	$52,221	$15,128
Supplemental disclosure of non-cash financing activities:
Accrual of deferred underwriting fees	$—	$1,449,000	$1,449,000
Accrual of deferred offering costs	—	—	—

See accompanying notes to the financial statements

4

BBV VIETNAM S.E.A. ACQUISITION CORP.
(A Development Stage Company)

NOTES TO UNAUDITED FINANCIAL STATEMENTS

Note 1 — Organization and Nature of Business Operations

Basis of Presentation:

The financial statements at September 30, 2009, for the three and nine months ended September 30, 2009, and for the period from August 8, 2007 (inception) to September 30, 2009 have been prepared by the Company and are unaudited. In the opinion of management, the accompanying unaudited financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and the rules and regulations of the Securities and Exchange Commission (the “SEC”) for interim financial statements. Accordingly, the unaudited financial statements do not include all information and notes required by accounting principles generally accepted in the United States of America for complete annual financial statements. In the opinion of management, the accompanying unaudited financial statements reflect all adjustments, consisting of only normal recurring adjustments, considered necessary for a fair presentation. Interim operating results are not necessarily indicative of results that may be expected for the year ending December 31, 2009 or for any subsequent period. These unaudited interim financial statements should be read in conjunction with the audited financial statements and notes thereto for the period ended December 31, 2008 included in the Company’s Annual Report on Form 20-F filed with the SEC on June 30, 2009. The accounting policies used in preparing these unaudited financial statements are consistent with those described in the December 31, 2008 audited financial statements.

BBV Vietnam S.E.A. Acquisition Corp. (the “Company”) was incorporated in the Republic of the Marshall Islands on August 8, 2007 for the purpose of effecting a merger, stock exchange, asset acquisition, stock purchase, reorganization or other similar Business Combination with one or more operating businesses (“Business Combination”). The Company is considered to be in the development stage and is subject to the risks associated with development stage companies.

The registration statement for the Company’s initial public offering (the “Offering”) was declared effective on February 8, 2008. The Company consummated the Offering (including shares sold pursuant to the underwriters’ exercise of their over-allotment option) on February 13, 2008 and, immediately prior to such Offering, the Company’s underwriters, Robert H.J. Lee, Eric M. Zachs, Philip Katz, Eliezer R. Katz, and Nhin Sang purchased an aggregate of 1,873,684 warrants (“Founder Warrants”) at $0.95 per warrant from the Company in a private placement (the “Private Placement”). The net proceeds of the Offering and the Private Placement are intended to be generally applied toward consummating a Business Combination with one or more operating business having their primary operations in Vietnam or any of the other countries of Asia. Net proceeds of $41,400,000 from the Offering and the Private Placement are held in a trust account (“Trust Account”) and will only be released to the Company upon the earlier of: (i) the consummation of a Business Combination; or (ii) the Company’s liquidation. The proceeds in the Trust Account include Offering proceeds representing a deferred underwriting discount. Upon consummation of a Business Combination, $1,449,000, which constitutes the underwriters’ deferred discount, will be paid to the underwriters from the funds held in the Trust Account. Additionally, up to an aggregate of $1,150,000 (net of income taxes payable thereon) of interest earned on the Trust Account balance may be released to the Company to fund working capital requirements. Additional funds may also be released to the Company to fund its income tax obligations.

5

BBV VIETNAM S.E.A. ACQUISITION CORP.
(A Development Stage Company)

NOTES TO UNAUDITED FINANCIAL STATEMENTS

Note 1 — Organization and Nature of Business Operations  – (continued)

The Company, after signing a definitive agreement for the acquisition of a target business, is required to submit such transaction for shareholder approval. In the event that shareholders owning 30% or more of the shares sold in the Offering vote against the Business Combination and exercise their conversion rights described below, the Business Combination will not be consummated. All of the Company’s shareholders prior to the Offering (the “Founders”) have agreed to vote their 1,293,750 founding shares in accordance with the vote of the majority of the shares voted by all shareholders of the Company who purchased their shares in the Offering or the aftermarket (“Public Shareholders”) with respect to any Business Combination. After consummation of a Business Combination, these voting safeguards will no longer be applicable.

With respect to a Business Combination which is approved and consummated, any Public Shareholder who voted against the Business Combination may demand that the Company convert his or her shares. The per share conversion price will equal the amount in the Trust Account, calculated as of two business days prior to the consummation of the proposed Business Combination, divided by the number of shares of common stock held by Public Shareholders at the consummation of the Offering. Accordingly, Public Shareholders holding up to 1,552,499 shares sold in the Offering may seek conversion of their shares in the event of a Business Combination. Such Public Shareholders are entitled to receive their per share interest in the Trust Account computed without regard to the shares of common stock held by the Founders prior to the consummation of the Offering. In the event that a majority of the outstanding shares of common stock voted by the Company’s Public Shareholders vote for the approval of the Business Combination, a majority of the outstanding shares of common stock may approve an amendment to the Company’s amended and restated articles of incorporation allowing its perpetual existence and holders owning 30% or more of the outstanding common stock do not vote against both the Business Combination and the Extended Period (as defined below) and do not exercise their conversion rights, on a cumulative basis, the Business Combination may then be consummated.

If the Company does not execute a letter of intent, agreement in principle or definitive agreement for a Business Combination prior to 18 months from the date of the closing of the Offering, the Company’s board will convene, adopt and recommend to its shareholders a plan of dissolution and distribution and file a proxy statement with the SEC seeking shareholder approval for such plan. If, however, a letter of intent, agreement in principle or definitive agreement for a Business Combination has been executed prior to 18 months from the date of the closing of the Offering, the Company will seek the consummation of that Business Combination. However, if the Company has entered into a letter of intent, agreement in principle or definitive agreement within 18 months following the closing of the Offering and management anticipates that the Company may not be able to consummate a Business Combination within the 24 months from the date of the closing of the Offering, the Company may seek to extend the time period within which it may complete its Business Combination to 36 months, by calling a special (or annual) meeting of shareholders for the purpose of soliciting their approval for such extension (the “Extended Period”). If the Company receives Public Shareholder approval for the Extended Period and holders of 30% or more of the shares held by Public Shareholders do not vote against the Extended Period and elect to convert their common stock in connection with the vote for the extended period, the Company will then have an additional 12 months in which to complete the initial Business Combination. If the Extended Period is approved, the Company will still be required to seek Public Shareholder approval before completing a Business Combination.

6

BBV VIETNAM S.E.A. ACQUISITION CORP.
(A Development Stage Company)

NOTES TO UNAUDITED FINANCIAL STATEMENTS

Note 1 — Organization and Nature of Business Operations  – (continued)

In the event there is no Business Combination within the 24-month deadline (assuming the Extended Period is not approved) described above, the Company will dissolve and distribute to its Public Shareholders, in proportion to their respective equity interests, the amount held in the Trust Account, and any remaining net assets, after the distribution of the Trust Account. The Company’s corporate existence will automatically cease at the end of the 36-month period if the Company has not received shareholder approval for an initial Business Combination. In the event of liquidation, the per share value of the residual assets remaining available for distribution (including Trust Account assets) may be less than the Offering price per unit in the Offering.

A Public Shareholder’s election to convert common shares in connection with the vote on the Extended Period will only be honored if the Extended Period is approved. Public Shareholders who vote against the extended period and exercise their conversion rights will not be able to vote on the initial Business Combination. All other shareholders will be able to vote on the initial business combination

With respect to a Business Combination which is approved and consummated or a vote on the Extended Period which is approved, any Public Shareholders who voted against the Business Combination or Extended Period may contemporaneously with or prior to such vote exercise their conversion right and their shares of common stock would be cancelled and returned to the status of authorized but unissued shares. The per share conversion price will equal the amount in the Trust Account, calculated as of two business days prior to the consummation of the proposed Business Combination or vote on Extended Period, divided by the number of shares of common stock held by Public Shareholders at the closing of the Offering. Accordingly, Public Shareholders holding less than 30% of the aggregate number of shares owned by all Public Shareholders may seek conversion of their shares in the event of a Business Combination or vote on the Extended Period. Such Public Shareholders are entitled to receive their per share interest in the Trust Account computed without regard to the founding shares held by Existing Shareholders (but not shares acquired in the Offering or in the secondary market) and the shares underlying the warrants.

Note 2 — Summary of Significant Accounting Policies

Cash and Cash Equivalents — The Company considers all highly liquid investments with original maturities of three months or less when acquired to be cash equivalents. Cash and cash equivalents principally consist of cash in a money market account.

Restricted Cash Equivalents Held in a Trust Account — Amounts held in a trust account represent substantially all of the proceeds of the Offering and are classified as restricted assets since such amounts can only be used by the Company in connection with the consummation of a Business Combination. The funds held in the Trust Account are invested in a money market fund that invests in securities of the United States Government.

7

BBV VIETNAM S.E.A. ACQUISITION CORP.
(A Development Stage Company)

NOTES TO UNAUDITED FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies – (continued)

Concentration of Credit Risk — Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash and cash equivalents. The Company may maintain deposits in federally insured financial institutions in excess of federally insured limits. However, management believes that the Company is not exposed to significant credit risk due to the financial position of the depository institution in which those deposits are held. The Company does not believe the cash equivalents held in a trust account are subject to significant credit risk as the portfolio is invested in a money market fund that invests in securities of the United States government.

Income Taxes — The Company accounts for income taxes pursuant to the asset and liability method which requires deferred income tax assets and liabilities to be computed annually for temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The income tax provision or benefit is the tax payable (including any interest and penalties incurred during the period) or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. For the three months and nine months ended September 30, 2009, the Company had no federal income tax expense.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Deferred Offering Costs — Deferred offering costs consist principally of legal, printing and engraving expenses that were related to the Offering. These costs were charged to additional paid-in capital at the closing of the Offering on February 13, 2008.

Common Stock Subject to Conversion — As discussed in more detail in Note 1, the Company will only proceed with a Business Combination if (1) it is approved by a majority of the votes cast by the Company’s Public Shareholders and (2) Public Shareholders holding less than 30% (1,552,499) of the shares of common stock sold in the Offering exercise their conversion rights, which allows the Public Shareholders to receive their per share interest in the Trust Account. Accordingly, the Company has classified 1,552,499 shares of its common stock outside of permanent equity as “Common stock subject to conversion” at an initial conversion price of $7.72 on February 13, 2008. The Company recognizes changes in the conversion value as they occur and adjusts the carrying value of the common stock subject to conversion to be equal to its conversion value at the end of each reporting period. There has been no change to the conversion value between February 13, 2008 and September 30, 2009.

8

BBV VIETNAM S.E.A. ACQUISITION CORP.
(A Development Stage Company)

NOTES TO UNAUDITED FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies – (continued)

Fair Value of Financial Instruments — The fair values of the Company's assets and liabilities that are defined as financial instruments under Financial Accounting Standards Codification (“FASC”) Topic 820 approximate their carrying amounts presented in the balance sheets at September 30, 2009 and December 31, 2008.

New Accounting Pronouncements — No other recently issued accounting pronouncements that became effective during the three months ended September 30, 2009 or that will become effective in a subsequent period has had or is expected to have a material impact on the Company’s financial statements.

Net Income per Common Share — Basic net income per common share is computed by dividing net income by the weighted average number of shares outstanding during each period. Diluted net income per common share amounts reflect additional dilution for the Founder Warrants issued in the Private Placement immediately prior to the consummation of Company’s Offering on February 13, 2008. Each Founder Warrant entitles the holder to purchase a share of common stock at an exercise price of $5.00 per share.

Note 3 — Note Payable to Shareholder and Related Party Transactions

The Company issued an unsecured promissory note in an aggregate principal amount of $200,100 to a shareholder of the Company on September 20, 2007. The loan was made to fund a portion of the organizational and offering expenses owed by the Company to third parties. The note was non-interest bearing and payable on the earlier of September 20, 2008 and the consummation of the Offering. As of September 30, 2008, the loan had been repaid in full.  Due to the short-term nature of the note, the fair value of the note approximates its carrying amount.

9

BBV VIETNAM S.E.A. ACQUISITION CORP.
(A Development Stage Company)

NOTES TO UNAUDITED FINANCIAL STATEMENTS

Note 4 — Preferred Stock

The Company is authorized to issue up to 1,000,000 shares of preferred stock with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors. No preferred shares had been issued as of September 30, 2009.

The agreement with the underwriters prohibits the Company, prior to a Business Combination, from issuing preferred stock which participates in the proceeds of the Trust Account or which votes with the shares of common stock on a Business Combination.

Note 5 — Warrants

At September 30, 2009, a total of 6,373,684 shares of common stock were reserved for issuance upon the exercise of Warrants. The Warrants will become exercisable three months after the completion of a business combination.

Note 6 — Commitments and Related Party Transactions

The Company presently occupies office space provided by an affiliate of one of the Founders. This affiliate has agreed that, until the company consummates a Business Combination, it will make such office space, as well as certain office and secretarial services, available to the Company, as may be required by the Company from time to time. The Company has agreed to pay such affiliate $7,500 per month for such services commencing on the effective date of the Offering. Since December 2008 through February 2010 the interest on the trust has not been sufficient to pay the $7,500 per month and  a total of $127,500 has been accrued but not paid.

Pursuant to letter agreements by and among the Founders, the Company, and the underwriters, the Founders have waived their right to receive distributions with respect to their founding shares upon the Company’s liquidation.

Robert H.J. Lee, Eric M. Zachs, Philip R. Katz, Eliezer R. Katz, Nhin Sang and the Company’s underwriters purchased the 1,873,684 Founder Warrants for an aggregate purchase price of $1,780,000 in the Private Placement. This purchase was consummated immediately prior to the effective date of the registration statement relating to the Offering. All of the proceeds received from this purchase has been placed in the Trust Account. The Founder Warrants are identical to the warrants offered in the Offering, except that (i) the Founder Warrants are not subject to redemption so long as they are held by the original purchasers or their permitted transferees, (ii) the Founder Warrants may be exercised on a cashless basis so long as they are held by the original purchasers or their permitted transferees, while the warrants included in the units sold in the Offering cannot be exercised on a cashless basis, (iii) upon an exercise of the Founder Warrants, the holders of the Founder Warrants will receive unregistered shares of the Company’s common stock, and (iv) subject to certain limited exceptions, the Founder Warrants are not transferable until they are released from escrow, as described below, which would only be after the consummation of a Business Combination. The Founder Warrants will be differentiated from warrants sold as part of the units in the Offering through legends contained on the certificates representing the Founder Warrants indicating the restrictions and rights specifically applicable to such Founder Warrants.

10

BBV VIETNAM S.E.A. ACQUISITION CORP.
(A Development Stage Company)

NOTES TO UNAUDITED FINANCIAL STATEMENTS

Note 6 — Commitments and Related Party Transactions - (continued)

Exercising warrants on a “cashless basis” means that, in lieu of paying the aggregate exercise price for the shares of common stock being purchased upon exercise of the warrant in cash, the holder forfeits a number of shares issuable upon exercise of the warrant with a market value equal to such aggregate exercise price. Accordingly, the Company would not receive additional proceeds to the extent the Founder Warrants are exercised on a cashless basis. Warrants included in the units sold in the Offering are not exercisable on a cashless basis and the exercise price with respect to those warrants will be paid directly to the Company. The Founder Warrants have been placed in an escrow account at Continental Stock Transfer & Trust Company, acting as escrow agent, and will not be released from escrow until 60 days after the consummation of the Company’s Business Combination.

Prior to their release from escrow, the Founder Warrants may be transferred (i) to the Company’s directors, officers or employees or their affiliates, or (ii) to family members and trusts of permitted assignees for estate planning purposes or, upon the death of any such person, to an estate or beneficiaries of permitted assignees; in each case, such transferees will be subject to the same transfer restrictions as the original purchasers until after the Founder Warrants are released from escrow. If the purchaser or permitted transferees acquire warrants for their own account in the open market, any such warrants will be redeemable. If the Company’s other outstanding warrants are redeemed and the market price of a share of the Company’s common stock rises following such redemption, holders of the Founder Warrants could potentially realize a larger gain on exercise or sale of those warrants than is available to other warrant holders, although the Company does not know if the price of its common stock would increase following a warrant redemption.

11

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders

BBV Vietnam S.E.A. Acquisition Corp.

We have audited the accompanying balance sheets of BBV Vietnam S.E.A. Acquisition Corp. (a development stage company) as of December 31, 2008 and 2007, and the related statements of operations, shareholders’ equity, and cash flows for the period from August 8, 2007 (inception) to December 31, 2008, for the period from August 8, 2007 (inception) to December 31, 2007 and for the year ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BBV Vietnam S.E.A. Acquisition Corp. as of December 31, 2008 and 2007 and the results of its operations and its cash flows for the period from August 8, 2007 (inception) to December 31, 2008, for the period from August 8, 2007 (inception) to December 31, 2007 and for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

As described in Note 1 to the financial statements, the Company will only continue in existence for a specified period of time if a business combination is not consummated.

June 26, 2009

/s/ Amper, Politziner, & Mattia, LLP

Edison, New Jersey

BBV VIETMAM, S.E.A. ACQUISITION CORP.
(A Development Stage Company)

BALANCE SHEETS

	December 31, 2008	December 31, 2007
ASSETS
Assets:
Cash and cash equivalents	$18,997	$29,452
Prepaid expenses and other assets	44,850	—
Deferred offering costs	—	160,028
Restricted cash equivalents held in a trust account (Note 1)	41,401,921	—
Total Assets	$41,465,768	$189,480
LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities:
Accrued expenses	$168,202	$7,875
Note payable to shareholder	—	175,100
Deferred underwriter’s fees	1,449,000	—
Total current liabilities	1,617,202	182,975
Shares, subject to possible conversion, 1,552,499 shares at conversion value	11,985,292	—
Commitments And Contingency
Shareholders’ Equity
Preferred shares, $.0001 par value, 1,000,000 shares; authorized; none issued and outstanding	—	—
Shares, $0.0001 par value, 50,000,000 shares authorized: 6,468,750 shares (which includes 1,552,449 subject to possible conversion) and 1,293,750 shares issued and outstanding at December 31, 2008 and December 31, 2007, respectively	647	129
Additional paid-in capital	27,864,637	24,871
Deficit accumulated during the development stage	(2,010)	(18,495)
Total shareholders’ equity	27,863,274	6,505
Total liabilities and shareholders’ equity	$41,465,768	$189,480

See accompanying notes to the financial statements.

BBV VIETMAM, S.E.A. ACQUISITION CORP.
(A Development Stage Company)

Statements of Operations

	Period from August 8, 2007 (inception) to December 31, 2007	Year Ended December 31, 2008	Period from August 8, 2007 (inception) to December 31, 2008

Interest income	$—	$457,808	$457,808

Formation and operating costs	18,495	432,831	451,326

(Loss) income before provision for income taxes	(18,495)	24,977	6,482

Provision for income taxes	—	8,492	8,492

Net (loss) income for period	$(18,495)	$16,485	$(2,010)

Earnings per share:

Basic	$(0.01)	$0.00	$0.00

Diluted	$(0.01)	$0.00	$0.00

Weighted average shares outstanding:

Basic	1,293,750	5,859,092	4,464,706

Diluted	1,293,750	6,355,697	4,820,119

See accompanying notes to the financial statements.

BBV VIETMAM, S.E.A. ACQUISITION CORP.
(A Development Stage Company)

Statement of Shareholders’ Equity

	Ordinary Shares		Additional Paid-In	Deficit Accumulated during the development
	Shares	Amount	Capital	stage	Total
Issuance of shares	1,293,750	$129	$24,871	—	$25,000

Net loss for the period from August 8, 2007 (inception) to December 31, 2007	—	—	—	(18,495)	(18,495)

Balance at December 31, 2007	1,293,750	129	24,871	(18,495)	6,505

Sale of 5,175,000 units at $8.00 per unit through a public offering, net of underwriter’s discount and offering expenses (1,552,499 shares subject to possible conversion)	5,175,000	518	39,897,474	—	39,897,992

Reclassification from shareholders’ equity of proceeds from sale of 1,552,499 shares subject to possible conversion	—	—	(11,985,292)	—	(11,985,292)

Contingent offering expense	—	—	(72,416)	—	(72,416)

Net income for the year ended December 31, 2008	—	—	—	16,485	16,485

Balance, December 31, 2008	6,468,750	$647	$27,864,637	$	(2,010)	$27,863,274

See accompanying notes to the financial statements

BBV VIETMAM, S.E.A. ACQUISITION CORP.
(A Development Stage Company)

Statements of Cash Flow

	August 8, 2007 (inception) to December 31, 2007	Year Ended December 31, 2008	August 8, 2007 (inception) to December 31, 2008
Cash flows from operating activities
Net income (loss)	$(18,495)	$16,485	$	(2,010)
Adjustments to reconcile net income (loss) for the period to net cash (used in) provided by operating activities:
Increase in accrued expenses	7,875	87,911		95,786
Increase in prepaid expenses and other assets	—	(46,771)		(46,771)

Net cash provided by (used in) operating activities	(10,620)	57,625		47,005

Cash flows from investing activities:
Cash equivalents transferred to restricted cash trust account	—	(41,400,000)		(41,400,000)
Net cash used in investing activities	—	(41,400,000)		(41,400,000)

Cash flows from financing activities
Net proceeds (costs) from public offering	(160,028)	41,507,020		41,346,992
Proceeds from shareholder notes payable	200,100	—		200,100
Repayment of note payable to shareholder	(25,000)	(175,100)		(200,100)
Proceeds from sale of shares	25,000	—		25,000
Net cash provided by financing activities	40,072	41,331,920		41,371,992

Net increase (decrease) in cash and cash equivalents	29,452	(10,455)		18,997
Cash and cash equivalents at beginning of period	—	29,452		—
Cash and cash equivalents at end of period	$29,452	$18,997		$18,997

See accompanying notes to the financial statements

BBV VIETMAM, S.E.A. ACQUISITION CORP.
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

Note 1 Organization and Nature of Business Operations

BBV Vietnam S.E.A. Acquisition Corp. (the Company) was incorporated in the Republic of the Marshall Islands on August 8, 2007 for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or other similar Business Combination with one or more operating businesses (Business Combination). The Company is considered to be in the development stage and is subject to the risks associated with development stage companies.

The registration statement for the Company’s initial public offering (the Offering) was declared effective on February 8, 2008. The Company consummated the Offering (including shares sold pursuant to the underwriters exercise of their over-allotment option) on February 13, 2008 and, immediately prior to such Offering, the Company’s underwriters, Robert H.J. Lee, Eric M. Zachs, Philip Katz, Eliezer R. Katz, and Nhin Sang purchased an aggregate of 1,873,684 warrants (Founder Warrants) at $0.95 per warrant from the Company in a private placement (the Private Placement). The net proceeds of the Offering and the Private Placement are intended to be generally applied toward consummating a Business Combination with one or more operating business having their primary operations in Vietnam or any of the other co entries of Asia. Net proceeds of $41,400,000 from the Offering and the Private Placement are held in a trust account (Trust Account) and will only be released to the Company upon the earlier of: (i) the consummation of a Business Combination; or (ii) the Company’s  liquidation. The proceeds in the Trust Account include Offering proceeds representing a deferred underwriting discount. Upon consummation of a Business Combination, $1,449,000, which constitutes the underwriters’ deferred discount, will be paid to the underwriters from the funds held in the Trust Account. Additionally, up to an aggregate of $1,150,000 (net of income taxes payable thereon) of interest earned on the Trust Account balance may be released to the Company to requirements. Additional funds from interest earned (net of taxes) may also be released to the Company to fund its income tax obligations.

The Company, after signing a definitive agreement for the acquisition of a target business, is required to submit such transaction for shareholder approval.  In the event that shareholders owning 30% or more of the shares sold in the Offering vote against the Business Combination and exercise their conversion rights described below, the Business Combination will not be consummated.  All of the Company’s shareholders prior to the Offering (the Founders) have agreed to vote their 1,293,750 founding shares in accordance with the vote of the majority of the shares voted by all shareholders of the Company who purchased their shares in the Offering or the aftermarket (Public Shareholders) with respect to any Business Combination.  After consummation of a Business Combination, these voting safeguards will no longer be applicable.

With respect to a Business Combination which is approved and consummated, any Public Shareholder who voted against the Business Combination may demand that the Company convert his or her shares. The per share conversion price will equal the amount in the Trust Account, calculated as of two business days prior to the consummation of the proposed Business Combination, divided by the number of shares held by Public Shareholders at the consummation of the Offering. Accordingly, Public Shareholders holding up to 1,552,499 shares sold in the Offering may seek conversion of their shares in the event of a Business Combination. Such Public Shareholders are entitled to receive their per share interest in the Trust Account computed without regard to the shares held by the Founders prior to the consummation of the Offering. In the event that a majority of the outstanding shares voted by the Company's Public Shareholders vote for the approval of the Business Combination, a majority of the outstanding shares may approve an amendment to the Company's amended and restated articles of incorporation allowing its perpetual existence and holders owning 30% or more of the outstanding shares do not vote against both the Business Combination and the Extended Period (as defined below) and do not exercise their conversion rights, on a cumulative basis, the Business Combination may then be consummated.

BBV VIETMAM, S.E.A. ACQUISITION CORP.
(A Development Stage Company)

Note 1 Organization and Nature of Business Operations (continued)

If the Company does not execute a letter of intent, agreement in principle or definitive agreement for a Business Combination prior to 18 months from the date of the closing of the Offering, the Company's board may convene, adopt and recommend to its shareholders a plan of dissolution and distribution and file a proxy statement with the SEC seeking shareholder approval for such plan. If, however, a letter of intent, agreement in principle or definitive agreement for a Business Combination has been executed prior to 18 months from the date of the closing of the Offering, the Company will seek the consummation of that Business Combination. However, if the Company has entered into a letter of intent, agreement in principle or definitive agreement within 18 months following the closing of the Offering and management anticipates that the Company may not be able to consummate a Business Combination within the 24 months from the date of the closing of the Offering, the Company may seek to extend the time period within which it may complete its Business Combination to 36 months, by calling a special (or annual) meeting of shareholders for the purpose of soliciting their approval for such extension (the Extended Period). If the Company receives Public Shareholder approval for the Extended Period and holders of 30% or more of the shares held by Public Shareholders do not vote against the Extended Period and elect to convert their shares in connection with the vote for the extended period, the Company will then have an additional 12 months in which to complete the initial Business Combination. If the Extended Period is approved, the Company will still be required to seek Public Shareholder approval before completing a Business Combination.

In the event there is no Business Combination within the 24-month deadline (assuming the Extended Period is not approved) described above, the Company will dissolve and distribute to its Public Shareholders, in proportion to their respective equity interests, the amount held in the Trust Account, and any remaining net assets, after the distribution of the Trust Account. The Company’s corporate existence will automatically cease at the end of the 36-month period if the Company has not received shareholder approval for an initial Business Combination. In the event of liquidation, the per share value of the residual assets remaining available for distribution (including Trust Account assets) may be less than the Offering price per unit in the Offering.

A Public Shareholders election to convert shares in connection with the vote on the Extended Period will only be honored if the Extended Period is approved. Public Shareholders who vote against the extended period and exercise their conversion rights will not be able to vote on the initial Business Combination. All other shareholders will be able to vote on the initial Business Combination.

With respect to a Business Combination which is approved and consummated or a vote on the Extended Period which is approved, any Public Shareholders who voted against the Business Combination or Extended Period may contemporaneously with or prior to such vote exercise their conversion right and their shares would be cancelled and returned to the status of authorized but unissued shares. The per share conversion price will equal the amount in the Trust Account, calculated as of two business days prior to the consummation of the proposed Business Combination or vote on Extended Period, divided by the number of shares held by Public Shareholders at the closing of the Offering. Accordingly, Public Shareholders holding less than 30% of the aggregate number of shares owned by all Public Shareholders may seek conversion of their shares in the event of a Business Combination or vote on the Extended Period. Such Public Shareholders are entitled to receive their per share interest in the Trust Account computed without regard to the founding shares held by Existing Shareholders (but not shares acquired in the Offering or in the secondary market) and the shares underlying the warrants.

Note 2 Summary of Significant Accounting Policies

Cash and Cash Equivalents The Company considers all highly liquid investments with original maturities of three months or less when acquired to be cash equivalents. Cash and cash equivalents principally consist of cash in a money market account.

Restricted Cash Equivalents Held in a Trust Account  Amounts held in a trust account represent substantially all of the proceeds of the Offering and are classified as restricted assets since such amounts can only be used by the Company in connection with the consummation of a Business Combination. The funds held in the Trust Account are invested in a money market fund that invests in securities of the United States Government.

Concentration of Credit Risk  Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash and cash equivalents. The Company may maintain deposits in federally insured financial institutions in excess of federally insured limits. The Company does not believe the cash equivalents held in a trust account are subject to significant credit risk as the portfolio is invested in a money market fund that invests in securities of the United States government.

BBV VIETMAM, S.E.A. ACQUISITION CORP.
(A Development Stage Company)

Note 2 Summary of Significant Accounting Policies (continued)

Income Taxes  The Company accounts for income taxes pursuant to the asset and liability method which requires deferred income tax assets and liabilities to be computed annually for temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The income tax provision or benefit is the tax payable (including any interest and penalties incurred during the period) or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. For the year ended December 31, 2008, the Company recorded current income tax expense of approximately $8,492.

Use of Estimates  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Deferred Offering Costs  Deferred offering costs consist principally of legal, printing and engraving expenses that were related to the Offering. These costs were charged to additional paid-in capital at the closing of the Offering on February 13, 2008.

Shares Subject to Conversion  As discussed in more detail in Note 1, the Company will only proceed with a Business Combination if (1) it is approved by a majority of the votes cast by the Company's Public Shareholders and (2) Public Shareholders holding less than 30% (1,552,499) of the shares sold in the Offering exercise their conversion rights, which allows the Public Shareholders to receive their per share interest in the Trust Account. Accordingly, the Company has classified 1,552,499 shares outside of permanent equity as shares subject to conversion at an initial conversion price of $7.72 on February 13, 2008. The Company recognizes changes in the conversion value as they occur and adjusts the carrying value of the shares subject to conversion to be equal to its conversion value at the end of each reporting period. There has been no change to the conversion value between February 13, 2008 and December 31, 2008.

Fair Value of Financial Instruments  The fair values of the Company's assets and liabilities approximate their carrying amounts presented in the balance sheets at December 31, 2008 and December 31, 2007.

Net Income per Share Basic net income per share is computed by dividing net income by the weighted average number of shares outstanding during each period. Diluted net income per share amounts reflect additional dilution for the Founder Warrants issued in the Private Placement immediately prior to the consummation of Company's Offering on February 13, 2008. Each Founder Warrant entitles the holder to purchase a share at an exercise price of $5.00 per share.

New Accounting Pronouncements  Effective January 1, 2008, the Company adopted SFAS No. 157, "Fair Value Measurements". In February 2008, the Financial Accounting Standards Board (FASB) issued FASB Staff Position No. FAS 157-2, "Effective Date of FASB Statement No. 157", which provides a one year deferral of the effective date of SFAS No. 157 for nonfinancial assets and non-financial liabilities, except those that are recognized or disclosed in the financial statements at fair value at least annually. Therefore, the Company has adopted the provisions of SFAS No. 157 with respect to its financial assets and liabilities only. SFAS No. 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles and enhances disclosures about fair value measurements. Fair value is defined under SFAS No. 157 as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value under SFAS No. 157 must maximize the use of observable inputs and minimize the use of unobservable inputs. The standard describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value. The input levels are as follows:

BBV VIETMAM, S.E.A. ACQUISITION CORP.
(A Development Stage Company)

Note 2 Summary of Significant Accounting Policies (continued)

Level 1   Quoted prices in active markets for identical assets or liabilities.
Level 2   Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3   Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
The adoption of this Statement did not have a material impact on the Company's consolidated results of operations and financial condition.

The following table presents certain of the Company's assets that are measured at fair value as of December 31, 2008. In general, fair values determined by Level 1 inputs utilize quoted prices in active markets and the fair values described below were determined through market, observable and corroborated sources.

Description	Quoted Active (Level 1)
Cash and cash equivalents	$18,997
Cash and cash equivalents held in Trust	41,401,921
Total	$41,420,918

In December 2007, the FASB issued SFAS No. 141 (R), which requires an acquirer to measure the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at their fair values on the acquisition date, with goodwill being the excess value over the net identifiable assets acquired. SFAS No. 141 (R) is effective for financial statements issued for fiscal years beginning after December 15, 2008. Early adoption is prohibited. SFAS 141 (R) will significantly affect the accounting for future Business Combinations and management will determine the accounting as new combinations occur.

No other recently issued accounting pronouncements that became effective during the twelve months ended December 31, 2008 or that will become effective in a subsequent period has had or is expected to have a material impact on the Company's financial statements.

Note 3 Note Payable to Shareholder and Related Party Transactions

The Company issued an unsecured promissory note on September 20, 2007 in an aggregate principal amount of $200,100 to a shareholder of the Company. The loan was made to fund a portion of the organizational and offering expenses owed by the Company to third parties. The note was non-interest bearing and payable on the earlier of September 20, 2008 and the consummation of the Offering. As of December 31, 2008, the loan had been repaid in full.

Note 4 Preferred Shares

The Company is authorized to issue up to 1,000,000 preferred shares with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors. No preferred shares had been issued as of December 31, 2008.

The agreement with the underwriters prohibits the Company, prior to a Business Combination, from issuing preferred shares which participates in the proceeds of the Trust Account or which votes with the shares on a Business Combination.

Note 5 Warrants

At December 31, 2008, a total of 6,373,684 shares were reserved for issuance upon the exercise of Warrants. The Warrants will become exercisable on the later of (i) February 8, 2009 or (ii) the completion of a Business Combination.

BBV VIETMAM, S.E.A. ACQUISITION CORP.
(A Development Stage Company)

Note 6 Commitments and Related Party Transactions

The Company presently occupies office space provided by an affiliate of one of the Founders. This affiliate has agreed that, until the Company consummates a Business Combination, it will make such office space, as well as certain office and secretarial services, available to the Company, as may be required by the Company from time to time. The Company has agreed to pay such affiliate $7,500 per month for such services commencing on the effective date of the Offering. For the period from August 8, 2007 (Inception) to December 31, 2008, the Company has expensed $78,750 related to these services.

Pursuant to letter agreements by and among the Founders, the Company, and the underwriters, the Founders have waived their right to receive distributions with respect to their founding shares upon the Company's liquidation.

Robert H.J. Lee, Eric M. Zachs, Philip R. Katz, Eliezer R. Katz, Nhin Sang and the Company’s underwriters purchased the 1,873,684 Founder Warrants for an aggregate purchase price of $1,780,000 in the Private Placement. This purchase was consummated immediately prior to the effective date of the registration statement relating to the Offering. All of the proceeds received from this purchase has been placed in the Trust Account. The Founder Warrants are identical to the warrants offered in the Offering, except that (i) the Founder Warrants are not subject to redemption so long as they are held by the original purchasers or their permitted transferees, (ii) the Founder Warrants may be exercised on a cashless basis so long as they are held by the original purchasers or their permitted transferees, while the warrants included in the units sold in the Offering cannot be exercised on a cashless basis, (iii) upon an exercise of the Founder Warrants, the holders of the Founder Warrants will receive unregistered shares, and (iv) subject to certain limited exceptions, the Founder Warrants are not transferable until they are released from escrow, as described below, which would only be after the consummation of a Business Combination. The Founder Warrants will be differentiated from warrants sold as part of the units in the Offering through legends contained on the certificates representing the Founder Warrants indicating the restrictions and rights specifically applicable to such Founder Warrants.

Exercising warrants on a cashless basis means that, in lieu of paying the aggregate exercise price for the shares being purchased upon exercise of the warrant in cash, the holder forfeits a number of shares issuable upon exercise of the warrant with a market value equal to such aggregate exercise price. Accordingly, the Company would not receive additional proceeds to the extent the Founder Warrants are exercised on a cashless basis. Warrants included in the units sold in the Offering are not exercisable on a cashless basis and the exercise price with respect to those warrants will be paid directly to the Company. The Founder Warrants have been placed in an escrow account at Continental Share Transfer & Trust Company, acting as escrow agent, and will not be released from escrow until 60 days after the consummation of the Company’s Business Combination.

Prior to their release from escrow, the Founder Warrants may be transferred (i) to the Company's directors, officers or employees or their affiliates, or (ii) to family members and trusts of permitted assignees for estate planning purposes or, upon the death of any such person, to an estate or beneficiaries of permitted assignees; in each case, such transferees will be subject to the same transfer restrictions as the original purchasers until after the Founder Warrants are released from escrow. If the purchaser or permitted transferees acquire warrants for their own account in the open market, any such warrants will be redeemable. If the Company's other outstanding warrants are redeemed and the market price of a share rises following such redemption, holders of the Founder Warrants could potentially realize a larger gain on exercise or sale of those warrants than is available to other warrant holders, although the Company does not know if the price of its shares would increase following a warrant redemption.

Note 7 Non-cash transaction

Legal fees related to the Initial Public offering in the amount of $72,416 have been accrued as of December 31, 2008, with the offset to paid in capital as required under US GAAP.

Note 8 Subsequent events

In March 2009, we executed a grid note in the aggregate principal amount of $150,000 payable to Bantry Bay Ventures Asia, LLC, an affiliate of our president, chairman and vice president which reflected monies borrowed by the Company over the last six month period.  Through June 24, 2009, we borrowed $74,581 on such note. The Company has repaid $25,699 and the current outstanding balance as of June 24, 2009 on the note is $48,882.

Annex I - Merger Agreement and Plan of Reorganization dated February 27, 2010

EXECUTION COPY

MERGER AGREEMENT AND PLAN OF REORGANIZATION

BY AND AMONG

BBV VIETNAM S.E.A. ACQUISITION CORPORATION,

BBV SUB, INC.

MIGAMI, INC.

AND

PHARMANITE, INC.

Dated as of February 27, 2010

EXECUTION COPY

TABLE OF CONTENTS

-ii-

EXECUTION COPY

3.3	Authorization; Binding Agreement	23
3.4	Governmental Approvals	24
3.5	No Violations	24
3.6	SEC Filings and BBV Financial Statements	24
3.7	Absence of Undisclosed Liabilities	25
3.8	Compliance with Laws	26
3.9	Regulatory Agreements; Permits; Qualifications	26
3.10	Absence of Certain Changes	27
3.11	Taxes and Returns	27
3.12	Restrictions on Business Activities	28
3.13	Employee Benefit Plans	29
3.14	Employee Matters	29
3.15	Material Contracts	29
3.16	Litigation	29
3.17	Transactions with Affiliates	30
3.18	Investment Company Act	30
3.19	Books and Records	30
3.20	Finders and Investment Bankers	30
3.21	Information Supplied	30
3.22	Trust Account	31
3.23	Intellectual Property	31
3.24	Real Property	31
3.25	Environmental Matters	31
3.26	Insurance	31
3.27	Bankruptcy	32
3.28	OTCBB Quotation	32
3.29	Registration of the Common Stock, Units and the Warrants	32
3.30	Foreign Private Issuer	32
3.31	BBV Sub	33
ARTICLE IV COVENANTS		33
4.1	Conduct of Business of Migami	33
4.2	Access and Information; Confidentiality	34
4.3	No Solicitation	35
4.4	Stockholder Litigation	36
4.5	Conduct of Business of BBV	36
4.6	Market Standoff Agreement	37
4.7	Merger Consideration Lock Up.	37
4.7	Merger Consideration Lock Up.	37
4.7	Tax Indemnification of BBV by Migami.	37
ARTICLE V ADDITIONAL COVENANTS OF THE PARTIES		37
5.1	Notification of Certain Matters	37
5.2	Commercially Reasonable Efforts	38
5.3	Public Announcements	39
5.4	Public Filings	39
5.5	Reservation of Stock	40
5.6	BBV Stockholder Meeting and Warrantholder Meeting; Proxy	40
5.7	Directors and Officers of BBV	42
5.8	Hart-Scott-Rodino Filing	42

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5.9	Use and Disbursement of Trust Account	42
5.10	Tax Treatment	43
ARTICLE VI CONDITIONS		43
6.1	Conditions to Each Party’s Obligations	43
6.2	Conditions to Obligations of BBV and Migami Sub	44
6.3	Conditions to Obligations of Migami	45
6.4	Frustration of Conditions	47
ARTICLE VII TERMINATION AND ABANDONMENT		47
7.1	Termination	47
7.2	Effect of Termination	48
7.3	Fees and Expenses	49
7.4	Amendment	49
7.5	Waiver	49
ARTICLE VIII TRUST FUND WAIVER		50
8.1	Trust Account Waiver	50
ARTICLE IX MISCELLANEOUS		50
9.1	Survival	50
9.2	Notices	50
9.3	Binding Effect; Assignment	51
9.4	Governing Law; Jurisdiction	51
9.5	Waiver of Jury Trial	52
9.6	Counterparts	52
9.7	Interpretation	52
9.8	Entire Agreement	52
9.9	Severability	53
9.10	Specific Performance	53
9.11	Third Parties	53
9.12	Headings	53

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Index of Defined Terms

Page

Acquisition Proposal	36
Action	11
Affiliate(s)	53
Agreement	1
Antitrust Laws	7
Articles of Incorporation	23
BBV	1
BBV Affiliate Transaction	31
BBV Amended and Restated Articles	41
BBV Common Stock	1
BBV Disclosure Schedule	22
BBV Financials	26
BBV Material Contracts	30
BBV Organizational Documents	23
BBV Permits	28
BBV SEC Reports	25
BBV Stockholder Meeting	41
Benefit Plan(s)	15
Business Day	53
Certificate of Merger	2
Closing	2
Closing Date	2
Consent	7
DE Secretary of State	2
Dropdown	1
Effective Time	2
Encumbrance	6
Enforceability Exceptions	7
Environmental Laws	19
ERISA	15
ERISA Affiliate	15
Escrow Agreement	32
Exchange Act	9
Final Migami Disclosure Schedules	5
Final Migami Financials	8
GAAP	6
Governmental Authority	7
Indebtedness	12
Indemnitees	38
Initial Migami Disclosure Schedules	5
Initial Migami Financials	8
Innovay	1
Intellectual Property	14
Knowledge	53

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Landlord Leases	17
Law	8
Laws	8
Leased Real Property	17
Leases	17
Licensed Intellectual Property	14
Lock-up Period	38
Material	49
Material Adverse Effect	6
Merger	1
Merger Consideration	3
Migami	1
Migami Affiliate Transaction	20
Migami Disclosure Schedules	5
Migami Financials	8
Migami Intellectual Property	14
Migami Material Contract	12
Migami Permits	11
Migami Real Property	17
Migami Sub	1
Migami Sub Shares	1
NDA	35
Off-the-Shelf Software Agreements	13
Order	11
OTCBB	33
Owned Real Property	17
Parties	1
Party	1
Permitted Encumbrances	17
Person	53
Prospectus	50
Proxy Matters	42
Proxy Statement	42
Registration Rights Agreement	47
Representatives	36
Required BBV Vote	24
Required Warrantholder Vote	42
Requisite Regulatory Approvals	39
SEC	9
Securities Act	25
Stock Purchase Agreements	32
Stockholder Matters	41
Subsidiaries	5
Subsidiary	5
Tax	16
Tax Returns	16
Tenant Leases	17
Trust Account	32

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Trust Agreement	32
Trustee	32
Units	23
Warrant Agreement	42
Warrant Restructure	42
Warrantholder Meeting	41
Warrantholder Proposal	42
Warrants	23

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MERGER AGREEMENT AND PLAN OF REORGANIZATION

This MERGER AGREEMENT AND PLAN OF REORGANIZATION (this “Agreement”) is made and entered into as of February 27, 2010 by and among, BBV Vietnam S.E.A. Acquisition Corporation, a Republic of the Marshall Islands corporation (“BBV”), BBV Sub, Inc., a Delaware corporation and wholly-owned subsidiary of BBV (“BBV Sub”), Migami, Inc., a Nevada corporation (“Migami”), and Pharmanite, Inc., a Delaware corporation and wholly-owned subsidiary of Migami (“Migami Sub”).  BBV, BBV Sub, Migami and Migami Sub are sometimes referred to herein individually as a “Party” and collectively as the “Parties.”

WITNESSETH:

WHEREAS, BBV is a special purpose acquisition company formed to effect a business combination with an operating entity;

WHEREAS, in furtherance of the transactions contemplated by this Agreement, immediately prior and as a condition to the consummation of the Merger (as defined below), Migami intends to transfer all of its assets and liabilities of every nature whatsoever to Migami Sub (the “Dropdown”) ;

WHEREAS, following the Dropdown, Migami’s sole asset will consist of 100% of the issued and outstanding shares of common stock (the “Migami Sub Shares”) of Migami Sub, through which Migami will operate its pharmaceutical and cosmetics company;

WHEREAS, each of the Parties intends to effect the merger of Migami Sub with and into BBV Sub (the “Merger”), with Migami Sub continuing as the surviving company following the Merger, as a result of which all of the issued and outstanding Migami Sub Shares will automatically be exchanged into the right of Migami to receive the Merger Consideration (as defined herein) upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Delaware General Corporation Law (the “DGCL”), as amended;

WHEREAS, as a result of the Merger, on the Closing Date (as hereinafter defined): (i) BBV Sub will be merged out of existence and (ii) Migami will own approximately 60% of the issued and outstanding shares of BBV, par value $0.0001 per share (“BBV Common Stock”) (without giving effect to the potential exercise by BBV’s public stockholders of their rights to convert their BBV Common Stock into the right to receive a portion of BBV’s Trust Account (as defined herein) or any related transactions);

WHEREAS, Innovay, Inc., a California corporation and the majority stockholder of Migami (“Innovay”), Migami, as the sole stockholder of Migami Sub, BBV, as the sole stockholder of BBV Sub, and the Boards of Directors of each of the Parties has approved this Agreement and the Merger and each of them have determined that this Agreement, the Merger and the other transactions contemplated hereby are advisable and in the respective best interests of BBV and Migami; and

WHEREAS, the Board of Directors of BBV has resolved to recommend that its stockholders approve and adopt the Merger and the transactions contemplated by this Agreement.

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NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and the representations, warranties, covenants and agreements contained in this Agreement, and for other good and valuable consideration, the receipt and sufficient of which is hereby acknowledged by the Parties, and intending to be legally bound hereby, the Parties hereby agree as follows:

ARTICLE I

TERMS OF THE MERGER

1.1         The Merger.  Upon the terms and subject to the conditions of this Agreement and in accordance with the DGCL, at the Effective Time (as defined herein), Migami Sub shall be merged with and into BBV Sub.  Upon consummation of the Merger, the separate existence of BBV Sub shall thereupon cease, and Migami Sub, as the surviving company in the Merger (the “Surviving Company”), shall continue its corporate existence under the laws of the State of Delaware as a wholly-owned subsidiary of BBV.

1.2         The Closing.

(a) Unless this Agreement shall have been terminated and the transactions contemplated hereby shall have been abandoned pursuant to Section 7.1, and subject to the satisfaction or waiver of the conditions set forth in Article VI hereof, the closing of the Merger (the “Closing“) shall take place at the offices of Ellenoff Grossman & Schole LLP, 150 East 42nd Street, 11th Floor, New York, New York 10017 at 10:00 a.m. New York City time no later than the second Business Day (as defined herein) after the date that all of the closing conditions set forth in Article VI have been satisfied or waived, unless another time, date or place is agreed upon in writing by the Parties hereto.  The date on which the Closing occurs is herein referred to as the “Closing Date.”

(b)           Subject to the terms and conditions hereof, concurrently with the Closing, the Parties shall file with the Secretary of State of Delaware (the “DE Secretary of State”)  a certificate of merger in a customary form acceptable to BBV and Migami, but which shall implement the terms of this Agreement (the “Certificate of Merger”) , executed in accordance with the relevant provisions of the DGCL, and shall make all other filings or recordings required under the DGCL in order to effect the Merger.  The Merger shall become effective upon the filing of the Certificate of Merger or at such other time as is agreed by the Parties hereto, in accordance with the DGCL and as specified in the Certificate of Merger.  The time when the Merger shall become effective is herein referred to as the “Effective Time.”  The Certificate of Merger shall change the name of the Surviving Company to a name designated by Migami.

(c)           From and after the Effective Time, the Surviving Company shall possess all properties, rights, privileges, powers and franchises of Migami and BBV Sub, and all of the claims, obligations, liabilities, debts and duties of Migami and BBV Sub shall become the claims, obligations, liabilities, debts and duties of the Surviving Company.

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1.3         Exchange of Securities.

(a)           At the Effective Time, by virtue of the Merger and without any action on the part of Migami or Migami Sub, all of the Migami Sub Shares issued and outstanding immediately prior to the Effective Time shall automatically be converted into the right to receive an aggregate of NINE MILLION SEVEN HUNDRED SIX THOUSAND AND TWO HUNDRED FIFTY (9,706,250) shares of BBV Common Stock (the “Merger Consideration“).  At the Closing, the Merger Consideration shall be distributed to Migami as the sole stockholder of Migami Sub.

(b)           Each issued and outstanding share of common stock, par value $0.0001 per share, of BBV Sub shall be exchanged into one (1) issued and outstanding share of common stock of the Surviving Company, and all such Surviving Company common stock shall constitute the only outstanding common stock and common stock equivalents of the Surviving Company following the Effective Time.  From and after the Effective Time, any certificate representing the common stock of BBV Sub shall be deemed for all purposes to represent common stock of the Surviving Company into which such shares of common stock of BBV Sub represented thereby were exchanged in accordance with the immediately preceding sentence.

(c)           All Migami Sub Shares shall, by virtue of the Merger and without any action on the part of Migami, be automatically cancelled and shall cease to exist, and Migami shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration.

1.4         Tender and Payment.

(a)           Surrender of Certificates.  As soon as reasonably practicable after the Effective Time, Migami shall surrender the certificate(s) representing the 100% of the Migami Sub Shares to BBV, and promptly upon surrender thereof, BBV shall provide to Migami a certificate representing the Merger Consideration provided for herein, without interest.

(b)           Transfer Books; No Further Ownership Rights in the BBV Sub Common Stock.  At the Effective Time, the transfer books of BBV Sub shall be closed, and thereafter there shall be no further registration of transfers of BBV Sub common stock on the records of BBV Sub.  From and after the Effective Time, the BBV Sub common stock outstanding immediately prior to the Effective Time shall be cancelled and it shall cease to have any rights, except as otherwise provided for herein or by applicable Law (as defined herein).

1.5         Certificate of Incorporation and Governing Documents.  At and after the Effective Time and by virtue of the Merger, and until the same have been duly amended, the certificate of incorporation and the bylaws of Migami Sub, as in effect immediately prior to the Effective Time, shall be the certificate of incorporation and bylaws of the Surviving Company.

1.6         Headquarters.  The headquarters of BBV following the Closing will be located at Migami’s current corporate offices in Woodland Hills, California.

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1.7           Directors and Officers .

(a)           At the Effective Time, the officers and directors of Migami Sub shall be the officers and directors of the Surviving Company.

(b)           At the Effective Time: (i) the officers of BBV shall be the officers set forth on Section 5.8 of the BBV Disclosure Schedules and (ii) the directors of BBV shall be the directors set forth in the Proxy Statement (as defined in Section 5.6), it being agreed that as a condition to Closing, all current directors and officers shall resign from the Board of Directors of BBV.

1.8           Certain Adjustments to BBV Capitalization.  If, between the date of this Agreement and the Effective Time, the outstanding BBV Common Stock is changed into a different number of shares or different class by reason of any reclassification, recapitalization, stock split, split-up, combination or exchange of shares or a stock dividend or dividend payable in any other securities occurs or is declared with a record date within such period, or any similar event occurs, the Merger Consideration shall be appropriately adjusted to provide to Migami the same economic effect as contemplated by this Agreement prior to such event.

1.9           Other Effects of the Merger.  The Merger shall have all further effects as specified in the applicable provisions of the DGCL.

1.10         Additional Actions.  If, at any time after the Effective Time, the Surviving Company, Migami or BBV, as applicable, shall consider or be advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Company or BBV its right, title or interest in, to or under any of the rights, properties or assets of BBV Sub or Migami Sub or otherwise carry out this Agreement, the officers and directors of the Surviving Company, Migami, or BBV, as applicable, shall be authorized to execute and deliver, in the name and on behalf of BBV, BBV Sub or Migami Sub, all such deeds, bills of sale, assignments and assurances and to take and do, in the name and on behalf of BBV, BBV Sub or Migami Sub, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties or assets in the Surviving Company or otherwise to carry out this Agreement.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF MIGAMI AND MIGAMI SUB

The following representations and warranties by Migami and Migami Sub to BBV and BBV Sub are presented assuming the consummation of the Dropdown and are qualified by the disclosure schedules of Migami (the “Migami Disclosure Schedules”), which set forth certain matters concerning Migami and its consolidated subsidiaries (including Migami Sub) (each a “Subsidiary“ and collectively, the “Subsidiaries“) and each of their divisions and businesses.

The Parties understand and agree that the Migami Disclosure Schedules as of the date of this agreement (the “Initial Migami Disclosure Schedules”) have been prepared in good faith but are preliminary and subject to further due diligence and review and that final Migami Disclosure Schedules (the “Final Migami Disclosure Schedules”) shall be delivered on the Closing Date.  The Parties agree that, regardless of whether a particular representation, warranty or other statement of fact set forth herein calls attention to any disclosure item on any Migami Disclosure Schedule, each such representation, warranty or other statement of fact set forth herein shall be deemed to be qualified in its entirety by reference to each disclosure item on every Migami Disclosure Schedule and by the totality of the circumstances disclosed by the Migami Disclosure Schedules.

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Except as disclosed in the Migami Disclosure Schedules or as otherwise provided for herein, each of Migami and Migami Sub hereby represents and warrants to BBV and BBV Sub as follows:

2.1           Due Organization and Good Standing.  Each of Migami and the Subsidiaries is a corporation or limited liability company duly incorporated or organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization and has all requisite power and authority to own, lease and operate its properties and to carry on its respective business as now being conducted.  Each of Migami and the Subsidiaries is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not reasonably be expected to have a Material Adverse Effect (as defined herein), provided, however, that Migami Sub shall be qualified to conduct its business in California prior effecting the Dropdown.  Migami has heretofore made available to BBV accurate and complete copies of Migami’s and each Subsidiaries’ certificate of incorporation, formation or organization, bylaws, membership agreements or other organizational documents, each as currently in effect.  None of Migami or any Subsidiary is in violation of any provision of its certificate of incorporation, formation or organization, stockholder agreements, bylaws, membership agreements, partnership agreements or other organizational documents.

For purposes of this Agreement, the term “Material Adverse Effect“ shall mean, with respect to a Party, any occurrence, state of facts, change, event, effect or circumstance that, individually or in the aggregate, has, or would reasonably be expected to have, a material adverse effect on the assets, liabilities, business, results of operations or financial condition of such Party and its subsidiaries, taken as a whole, or to otherwise carry on its business as now being conducted and as proposed to be conducted following the Effective Time, except, in each case, for any such effect attributable to: (i) changes in laws, regulations or generally accepted accounting principles in the United States (“GAAP”), or interpretations thereof, (ii) the announcement or pendency of this Agreement, any actions taken in compliance with this Agreement or the consummation of any of the transactions contemplated by this Agreement (including the Merger), or (iii)  the failure of a Party or any of its subsidiaries to take any action referred to in Sections 4.1 or 4.6, as the case may be, due to another Party’s unreasonable withholding, delaying or conditioning of its consent.  For purposes of determining whether a particular change, event, circumstance or effect has a “Material Adverse Effect,” the nature and effect of each change, event, circumstance or effect shall be considered alone and together and along with the detrimental impact on the properties, financial condition, business operations, prospects or results of operations of a Party and its subsidiaries, taken as a whole, of such change, event, circumstance or effect.

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           2.2            Subsidiaries.  Section 2.2 of the Migami Disclosure Schedules sets forth, a true, complete and correct list of all Subsidiaries, the authorized shares of each Subsidiary, the issued and outstanding shares or other equity interests of each Subsidiary, their respective jurisdictions of organization and all jurisdictions in which each Subsidiary is qualified to conduct business. All of the capital stock and other equity interests of Migami Sub are owned by Migami free and clear of any encumbrance or restriction of any nature whatsoever, whether imposed by agreement, Law or equity, or any mortgage, pledge, hypothecation, assignment, security interest, lien, charge, lease, priority, subordination or other encumbrance or other similar claim or right of any kind or nature whatsoever (each, and “Encumbrance”) with respect thereto.  The capital stock and other equity interests of all other Subsidiaries are owned by Migami Sub as set forth on Section 2.2 of the Migami Disclosure Schedules, free and clear of any Encumbrance with respect thereto.  Migami has no assets other than Migami Sub Shares. All of the outstanding shares of capital stock or other equity interests in each of the Subsidiaries owned by Migami or Migami Sub are duly authorized, validly issued, fully paid and non-assessable and are free of preemptive rights and were issued in compliance with applicable Laws.  Except as set forth in Section 2.2 of the Migami Disclosure Schedules: (i) no capital stock or other equity interests of any of any of the Subsidiaries are or may become required to be issued or purchased by reason of any options, warrants, rights to subscribe to, puts, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of any capital stock of, or other equity interests in, any Subsidiary, and (ii) there are no contracts, commitments, understandings or arrangements by which any Subsidiary is bound to issue additional shares of its capital stock or other equity interests, or options, warrants or rights to purchase or acquire any additional shares of its capital stock or other equity interests or securities convertible into or exchangeable for such shares or interests.   Migami Sub does not own any shares of capital stock or other equity or voting interests in (including any securities exercisable or exchangeable for or convertible into capital stock or other equity or voting interests in) any other Person, other than capital stock or other equity interest of the Subsidiaries owned by Migami Sub or another Subsidiary.

2.3           Authorization; Binding Agreement.  Migami and Migami Sub have all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby.  The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, including the Merger: (i) have been duly and validly authorized by the Board of Directors of Migami and Migami Sub and (ii) no other corporate proceedings on the part of Migami or Migami Sub are necessary to authorize the execution and delivery of this Agreement or to consummate the transactions contemplated hereby.  The affirmative vote of the stockholders of Migami holding at least a majority of the issued and outstanding shares of Migami common stock has been obtained by valid written consent to action to approve and adopt this Agreement and to consummate the transactions contemplated hereby and thereby (including the Merger).  This Agreement has been duly and validly executed and delivered by Migami and Migami Sub and, assuming the due authorization, execution and delivery of this Agreement by BBV and BBV Sub, constitutes the legal, valid and binding obligation of Migami and Migami Sub, enforceable against Migami and Migami Sub in accordance with its terms, except to the extent enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization and moratorium laws and other laws of general application affecting the enforcement of creditors’ rights generally, and the fact that equitable remedies or relief (including, but not limited to, the remedy of specific performance) are subject to the discretion of the court from which such relief may be sought (collectively, the “Enforceability Exceptions”).

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2.4           Governmental Approvals.  No consent, approval, waiver, authorization or permit of, or notice to or declaration or filing with (each, a “Consent”), any government, any state or other political subdivision thereof, or any other entity, authority or body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any governmental or regulatory authority, agency, department, board, commission, administration or instrumentality, any court, tribunal or arbitrator or any self-regulatory organization (each, a “Governmental Authority”), on the part of Migami or any Subsidiary is required to be obtained or made in connection with the execution, delivery or performance by Migami of this Agreement or the consummation by Migami of the transactions contemplated hereby (including the Merger), other than: (i) the filing of the Certificate of Merger with the DE Secretary of State in accordance with the DGCL, (ii) such filings as may be required in any jurisdiction where Migami is qualified or authorized to do business as a foreign corporation in order to maintain such qualification or authorization, (iii) compliance with any applicable federal or state securities or Blue Sky laws, (iv) pursuant to any other Laws designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (“Antitrust Laws”), if applicable, and (v) those Consents that, if they were not obtained or made, would not reasonably be expected to have a Material Adverse Effect.

            2.5           No Violations or Conflicts.  Except as set forth in Section 2.5 of the Migami Disclosure Schedules, the execution and delivery by Migami of this Agreement, the consummation by Migami of the Merger and the other transactions contemplated hereby, and compliance by Migami with any of the provisions hereof, will not: (i) conflict with or violate any provision of the certificate of incorporation, bylaws or other organizational documents of Migami or any Subsidiary, (ii) require any Consent under or result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation, amendment or acceleration) under, any Migami Material Contract (as defined herein) to which Migami or any Subsidiary is a party or by which Migami’s or any Subsidiary’s assets are bound, except where such violation, breach or default would not reasonably be expected to have a Material Adverse Effect, (iii) result (immediately or with the passage of time or otherwise) in the creation or imposition of any liens, claims, mortgages, pledges, security interests, equities, options, assignments, hypothecations, preferences, priorities, deposit arrangements, easements, proxies, voting trusts or charges of any kind or restrictions (whether on voting, sale, transfer, disposition or otherwise) or other Encumbrances, other than Permitted Encumbrances (as defined herein), upon any of the properties, rights or assets of Migami or any Subsidiary that would reasonably be expected to have a Material Adverse Effect, or (iv) subject to obtaining the Consents from Governmental Authorities, and the waiting periods referred to therein having expired, and any condition precedent to such Consent having been satisfied, conflict with, contravene or violate any foreign, federal, state or local Order (as defined herein), statute, law, rule, regulation, ordinance, writ, injunction, arbitration award, directive, judgment, decree, principle of common law, constitution, treaty or any interpretation thereof enacted, promulgated, issued, enforced or entered by any Governmental Authority (each, a “Law” and collectively, the “Laws”) to which Migami or any Subsidiary or any of their respective assets or properties is subject, except where such conflict, contravention or violation would not reasonably be expected to have a Material Adverse Effect.

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2.6           Migami Financial Statements; Exchange Act Registration.

(a)           As used herein, the term “Migami Financials”” means: (x) the draft audited consolidated financial statements (including, in each case, any related notes thereto) of Migami, consisting, in part, of Migami’s consolidated balance sheets (which include the businesses and assets owned directly or indirectly by Migami Sub) as of December 31, 2008, 2007, 2006 and 2005, and its statements of operations and statements of cash flow for the years ended December 31, 2008, 2007, 2006 and 2005, and (y) the draft unaudited interim financial statements of Migami for the nine-month period ended September 30, 2009 and for the three-month and nine-month periods ended September 30, 2009.  The Parties understand that the Migami Financials provided herewith (the “Initial Migami Financials” are draft financial statements which have been prepared in good faith but are subject to change.  Migami will make available to BBV true, correct, complete and final copies of the Migami Financials (the “Final Migami Financials” for inclusion in the Proxy Statement.  The Migami Financials will fairly present in all material respects the consolidated financial condition and the results of operations, changes in stockholders’ equity, and cash flow of Migami and the Subsidiaries as at the respective dates of and for the periods referred to in such financial statements, all in accordance with: (i) GAAP and (ii) Regulation S-X.  The Migami Financials, to the extent required for inclusion in the Proxy Statement, will comply in all material respects with the Securities Exchange Act of 1934, as amended (the “Exchange Act“), Regulation S-X and the published general rules and regulations of the United States Securities and Exchange Commission (the “SEC“).  Notwithstanding any provision in this Agreement to the contrary, any representation and warranty in this Agreement with respect to Migami’s unaudited interim financial statements for the three-month and nine-month periods ended September 30, 2009 shall be made as of the Closing Date.  Neither Migami nor any Subsidiary has any off-balance sheet arrangements.

(b)           Migami and each Subsidiary has not and, to the Knowledge (as defined herein) of Migami, no auditor or accountant of Migami or any Subsidiary or any manager, director, officer or consultant of Migami or any Subsidiary, has received any material written complaint, allegation, assertion or claim, regarding the accounting or auditing practices, procedures, methodologies or methods of Migami or any Subsidiary or their internal accounting controls, including any complaint, allegation, assertion or claim that Migami or any Subsidiary has engaged in questionable accounting or auditing practices.  No attorney representing Migami or any Subsidiary has reported evidence of any violation of consumer protection (including rules and regulations promulgated by any state or federal Governmental Authority or with jurisdiction, oversight or regulatory control over the conduct of the business of Migami or its Subsidiaries) or securities Laws, breach of fiduciary duty or similar violation by Migami or any Subsidiary or any of their respective officers, directors, managers, employees or agents to the Board of Directors, Board of Managers or any committee thereof or to any director, manager or executive officer of Migami or any Subsidiary.

(c)           The shares of Migami common stock currently outstanding are held by more than 500 shareholders but are not registered with the SEC under Section 12(g) of the Exchange Act.  Migami is required to make filings with the SEC as required by Section 15(d) of the Exchange Act but has not undertaken any such filings since May 18, 2007.

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(d)          All forecasts, presentations or projections relating to the future results of operations of Migami and its Subsidiaries previously provided to BBV were based upon reasonable assumptions when made and were prepared in good faith by Migami.

(e)           Except as set forth in Section 2.6 of the Migami Disclosure Schedules, none of Migami and its Subsidiaries has any of its records, systems controls, data or information recorded, stored, maintained, operated or otherwise wholly or partly dependent on or held by any means (including any mechanical, electronic or photographic process, whether computerized or not) which (including all means of access thereto and therefrom) is not under the exclusive ownership (excluding licensed software programs) and direct control of Migami or its Subsidiaries.

2.7           Absence of Certain Changes.  Except as set forth in Section 2.7 of the Migami Disclosure Schedules, since December 31, 2008, Migami and the Subsidiaries have conducted their respective businesses in the ordinary course of business consistent with past practice and there has not been any fact, change, effect, occurrence, event, development or state of circumstances that has had or would reasonably be expected to have a Material Adverse Effect.

2.8           Absence of Undisclosed Liabilities.  Neither Migami nor any Subsidiary has incurred any liabilities or obligations of the type required to be reflected on a balance sheet in accordance with GAAP that are not adequately reflected or reserved on or provided for in the Migami Financials, other than liabilities of the type required to be reflected on a balance sheet in accordance with GAAP that have been incurred since December 31, 2008 or that would not reasonably be expected to have a Material Adverse Effect.  Section 2.8 of the Migami Disclosure Schedules lists all liabilities or obligations greater than $50,000 incurred by Migami or its Subsidiaries since September 30, 2009.

2.9           Compliance with Laws.

(a)           Migami and the Subsidiaries are each in compliance with all Laws applicable to it and the conduct of its businesses as currently conducted and as proposed to be conducted following consummation of the Merger, except where the failure to be in compliance would not reasonably be expected to have a Material Adverse Effect.  Migami and each Subsidiary is not in conflict with, or in default or violation of, nor since December 31, 2008, has it received any notice of any conflict with, or default or violation of any applicable Law by which Migami or any Subsidiary, or any property or asset of Migami or any Subsidiary, is bound or affected, except for any such conflicts, defaults or violations that would not reasonably be expected to have a Material Adverse Effect.

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(b)           There is no pending or, to the Knowledge of Migami, threatened, proceeding, examination, review or investigation to which Migami or any Subsidiary is subject before any Governmental Authority regarding whether Migami has violated in any material respect applicable Laws.  Since December 31, 2008, neither Migami nor any Subsidiary has received written notice of any material violation of, or noncompliance with, any Law applicable to Migami or any Subsidiary, or directing Migami or any Subsidiary to take remedial action with respect to such applicable Law or otherwise, and no deficiencies of Migami or any Subsidiary have been asserted in writing by any Governmental Authority with respect to possible violations of any applicable Laws except for such violations or deficiencies that would not reasonably be expected to have a Material Adverse Effect.  Except as set forth in Section 2.9 of the Migami Disclosure Schedules, Migami and each Subsidiary have filed or made all material reports, statements, documents, registrations, notices, filings or submissions required to be filed with any Governmental Authority, and all such reports, statements, documents, registrations, notices, filings and submissions are in material compliance (and materially complied at the relevant time) with applicable Law and no material deficiencies have been asserted by any Governmental Authority with respect to any such reports, statements, documents, registrations, notices, filings or submissions required to be filed with any Governmental Authority.

(c)           Migami and the Subsidiaries are each in compliance with all Laws applicable to it and the conduct of its businesses as currently conducted and as proposed to be conducted following consummation of the Merger, except where the failure to be in compliance would not reasonably be expected to have a Material Adverse Effect.

2.10         Regulatory Agreements; Permits.  Except as set forth on Section 2.10 of the Migami Disclosure Schedules:

(a)           There are no: (i) written agreements, consent agreements, memoranda of understanding, commitment letters, cease and desist orders, or similar undertakings to which Migami or any Subsidiary is a party, on the one hand, and any Governmental Authority is a party or addressee, on the other hand, (ii) Orders or directives of or supervisory letters from a Governmental Authority specifically with respect to Migami or any Subsidiary, or (iii) resolutions or policies or procedures adopted by Migami or any Subsidiary at the request of a Governmental Authority, that (A) limit in any material respect the ability of Migami or any Subsidiary to conduct its business as currently being conducted or as contemplated by the Parties to be conducted following the Closing, (B) in any manner impose any requirements on Migami or any Subsidiary that materially add to or otherwise materially modify in any respect the requirements imposed under applicable Laws, (C) require Migami or any Subsidiary or any of its divisions to make capital contributions or make loans to another division or Affiliate (as defined herein) of Migami or any Subsidiary or (D) in any manner relate to the ability of Migami or any Subsidiary to pay dividends or otherwise materially restrict the conduct of business of Migami or any Subsidiary in any respect.

(b)          Migami and each Subsidiary hold all permits, licenses, franchises, grants, authorizations, consents, exceptions, variances, exemptions, orders and other governmental authorizations, certificates, consents and approvals necessary to lawfully conduct its business as presently conducted and to own, lease and operate its assets and properties (collectively, the “Migami Permits“), all of which are in full force and effect, and no suspension, non-renewal, amendment, restriction, limitation or cancellation of any of the Migami Permits is pending or, to the Knowledge of Migami, threatened, except where the failure of any of the Migami Permits to be in full force and effect, or the suspension or cancellation of any of the Migami Permits, would not reasonably be expected to have a Material Adverse Effect.  To the Knowledge of Migami, no facts or circumstances exist that would reasonably be expected to impact Migami’s ability to obtain any material Migami Permit in the future as may be necessary for Migami to continue its operations as currently contemplated.  Neither Migami nor any Subsidiary is in violation in any material respect of the terms of any Migami Permit.

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(c)           Each of the officers and employees of Migami and all Subsidiaries are in compliance with all applicable federal, state and foreign Laws requiring any registration, licensing or qualification, and are not subject to any liability or disability by reason of the failure to be so registered, licensed or qualified, except where such failure to be in compliance or such liability or disability would not reasonably be expected to have a Material Adverse Effect.

            2.11         Litigation.  Except as set forth in Section 2.11-1 of the Migami Disclosure Schedules, there is no private, regulatory or governmental inquiry, action, suit, proceeding, litigation, claim, arbitration or investigation (each, an “Action”) pending before any arbitrator, agency, court or tribunal, foreign or domestic, or, to the Knowledge of Migami or any Subsidiary, threatened against Migami or any Subsidiary or any of their respective properties, rights or assets or any of their respective managers, officers or directors (in their capacities as such) that would reasonably be expected to have a Material Adverse Effect.  There is no decree, directive, order, writ, judgment, stipulation, determination, decision, award, injunction, temporary restraining order, cease and desist order or other order by, or any capital plan, supervisory agreement or memorandum of understanding with any Governmental Authority (each, an “Order”) binding against Migami or any Subsidiary or any of its properties, rights or assets or any of their officers or directors (in their capacities as such) that would prohibit, prevent, enjoin, restrict or materially alter or delay any of the transactions contemplated by this Agreement (including the Merger), or that would reasonably be expected to have a Material Adverse Effect. Migami and each Subsidiary are in compliance with all Orders in all material respects.  Except as set forth in Section 2.11-2 of the Migami Disclosure Schedules, there is no Action which Migami or any Subsidiary has pending against other parties.

            2.12         Restrictions on Business Activities.  Except as set forth in Section 2.12 of the Migami Disclosure Schedules, there is no agreement or Order binding upon Migami or any Subsidiary which has or could reasonably be expected to have the effect of prohibiting, preventing, restricting or impairing in any respect any business practice of Migami or any Subsidiary as their business is currently conducted, any acquisition of property by Migami or any Subsidiary, the conduct of business by Migami or any Subsidiary as currently conducted, or restricting in any respect the ability of Migami or any Subsidiary from engaging in business as currently conducted or from competing with other parties, except, in the case of any such agreement (but not any Order) as would not reasonably be expected to have a Material Adverse Effect.

2.13         Material Contracts.

(a)           Section 2.13 of the Migami Disclosure Schedules sets forth a list of, and Migami has made available to BBV, true, correct and complete copies of, each written contract, agreement, commitment, arrangement, lease, license, permit or plan and each other instrument to which Migami or any Subsidiary is a party or by which Migami or any Subsidiary is bound as of the date hereof (each, a “Migami Material Contract”) that:

(i)           is described in the Migami Financials;

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(ii)          contains covenants that materially limit the ability of Migami or any Subsidiary (or which, following the consummation of the Merger, could materially restrict the ability of BBV, Migami Sub, the Subsidiaries or any of their Affiliates): (A) to compete in any line of business or with any Person (as defined herein) or in any geographic area or to sell, supply, price, develop or distribute any service, product or asset, including any non-competition covenants, exclusivity restrictions, rights of first refusal or most-favored pricing clauses or (B) to purchase or acquire an interest in any other entity, except, in each case, for any such contract that may be canceled without any penalty or other liability to Migami or any Subsidiary upon notice of sixty (60) days or less;

(iii)         involves any joint venture, partnership, limited liability or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture that is material to the business of Migami or its Subsidiaries, taken as a whole;

(iv)         relates to any obligation, contingent or otherwise (whether incurred, assumed, guaranteed or secured by any asset) (“Indebtedness”“) having an outstanding principal amount in excess of $50,000 with respect to any Indebtedness;

(v)          was entered into by Migami or any Subsidiary and has not yet been consummated, and involves the acquisition or disposition, directly or indirectly (by merger or otherwise), of a substantial amount of the assets or capital stock or other equity interests of another Person, other than the acquisition or disposition of assets in the ordinary course of business consistent with past practices;

(vi)         by its terms calls for aggregate payments by or to Migami or its Subsidiaries under such contract of more than $50,000 with respect to any payments;

(vii)        with respect to any material agreement for the acquisition or disposition, directly or indirectly (by merger or otherwise), of a substantial amount of the assets or capital stock or other equity interests of another Person, pursuant to which Migami Sub or its Subsidiaries have: (A) any continuing indemnification obligations or (B) any “earn-out” or other contingent payment obligations;

(viii)       involves any managers, directors, executive officers or key employees of Migami Sub or its Subsidiaries that cannot be cancelled within sixty (60) days’ notice without liability, penalty or premium;

(ix)         obligates Migami Sub or its Subsidiaries to provide indemnification or a guarantee in excess of $50,000 with respect to any obligation;

(x)          obligates Migami Sub or its Subsidiaries to make any capital commitment or capital expenditure (including pursuant to any joint venture) in excess of $50,000 with respect to such obligation;

(xi)         relates to the development, ownership, licensing or use of any Intellectual Property (as defined herein) material to the business of Migami Sub or its Subsidiaries, other than “shrink-wrap,” “click-wrap,” and “off-the-shelf” software agreements and other agreements for software commercially available on reasonable terms to the public generally, with license, maintenance, support and other fees of less than $50,000 per year (collectively, “Off-the-Shelf Software Agreements”); or

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(xii)        provides for any standstill arrangements.

(b)           Except as set forth on Section 2.13 of the Migami Disclosure Schedules, with respect to each Migami Material Contract: (i) each Migami Material Contract is legal, valid, binding and enforceable in all material respects against Migami or the Subsidiaries, as the case may be, and the other party thereto, and is in full force and effect (except as such enforcement may be limited by the Enforceability Exceptions); (ii) the consummation of the transactions contemplated by this Agreement will not affect the terms, validity or enforceability of such Migami Material Contract against Migami or its Subsidiaries and the other party thereto; (iii) neither Migami nor its Subsidiaries is in breach or default, and no event has occurred which, with the passage of time or giving of notice or both, would constitute such a breach or default by Migami or its Subsidiaries, or permit termination or acceleration by the other party, under any Migami Material Contract; (iv) to Migami and each Subsidiary’s Knowledge, no other party to any Migami Material Contract is in breach or default, and no event has occurred which, with the passage of time or giving of notice or both, would constitute such a breach or default by such other party, or permit termination or acceleration by Migami or its Subsidiaries, under such Migami Material Contract, and (v) the consummation of the transactions contemplated by this Agreement will not obligate Migami or its Subsidiaries to make any payments thereunder.

2.14         Intellectual Property.

(a)           Section 2.14(a) of the Migami Disclosure Schedules contains a list of: (i) all material Intellectual Property that is owned by Migami Sub or its Subsidiaries (the “Migami Intellectual Property”) and (ii) all material Intellectual Property, other than Off-the-Shelf Software Agreements, licensed, used or held for use by Migami or its Subsidiaries in the conduct of its business (“Licensed Intellectual Property”).  Except where the failure to own, license or otherwise possess such rights has not had and would not reasonably be expected to have a Material Adverse Effect, Migami and each Subsidiary has: (x) all right, title and interest in and to all Migami Intellectual Property owned by it, free and clear of all Encumbrances, other than Permitted Encumbrances and (y) all necessary proprietary rights in and to all of its Licensed Intellectual Property, free and clear of all Encumbrances, other than Permitted Encumbrances.  Neither Migami nor any Subsidiary has received any notice alleging it or any Subsidiary has infringed, diluted or misappropriated, or, by conducting its business as proposed, would infringe, dilute or misappropriate, the Intellectual Property rights of any Person, and, to the Knowledge of Migami, there is no valid basis for any such allegation.  Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will impair or materially alter Migami Sub’s or any of its Subsidiary’s rights to any Migami Intellectual Property or Licensed Intellectual Property.  To the Knowledge of Migami, there is no unauthorized use, infringement or misappropriation of the Migami Intellectual Property by any third party.  Neither Migami Sub nor its Subsidiaries is engaged in any unauthorized use, infringement or misappropriation of any Intellectual Property owned by any third party that would reasonably be expected to have a Material Adverse Effect.  All of the rights within the Migami Intellectual Property are valid, enforceable and subsisting (except as such enforcement may be limited by the Enforceability Exceptions).  Except as set forth on Schedule 2.11-1, there is no Action pending or, to Migami’s Knowledge, threatened which challenges the rights of Migami Sub or its Subsidiaries in respect of any Migami Intellectual Property or the validity, enforceability or effectiveness thereof.  The Migami Intellectual Property and the Licensed Intellectual Property constitute all material Intellectual Property used in or necessary for the operation by Migami Sub or its Subsidiaries of its business as currently conducted.  Neither Migami Sub nor its Subsidiaries is in breach or default in any material respect (or would with the giving of notice or lapse of time or both be in such breach or default) under any license to use any of the Licensed Intellectual Property.

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(b)           For purposes of this Agreement, “Intellectual Property“ means: (A) United States, international and foreign patents and patent applications, including divisionals, continuations, continuations-in-part, reissues, reexaminations and extensions thereof and counterparts claiming priority therefrom; utility models; invention disclosures; and statutory invention registrations and certificates; (B) United States and foreign registered, pending and unregistered trademarks, service marks, trade dress, logos, trade names, corporate names and other source identifiers, domain names, Internet sites and web pages; and registrations and applications for registration for any of the foregoing, together with all of the goodwill associated therewith; (C) United States and foreign registered copyrights, and registrations and applications for registration thereof; rights of publicity; and copyrightable works; and (D) all inventions and design rights (whether patentable or unpatentable) and all categories of trade secrets as defined in the Uniform Trade Secrets Act, including business, technical and financial information.

2.15       Employee Benefit Plans.

(a)           Section 2.15(a) of the Migami Disclosure Schedules lists, with respect to Migami Sub or its Subsidiaries and any trade or business (whether or not incorporated) which is treated as a single employer with Migami Sub or its Subsidiaries within the meaning of Section 414(b), (c), (m) or (o) of the Internal Revenue Code of 1986, as amended (the “Code”) (an “ERISA Affiliate“): (i) all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA“), (ii) loans to managers, officers, directors or employees other than advances for expense reimbursements incurred in the ordinary course of business consistent with past practices and any securities option, securities stock purchase, phantom securities, securities appreciation right, equity-related, supplemental retirement, severance, sabbatical, medical, dental, vision care, disability, employee relocation, cafeteria benefit (Code Section 125) or dependent care (Code Section 129), life insurance or accident insurance plans, programs, agreements or arrangements, (iii) all bonus, pension, retirement, profit sharing, savings, deferred compensation or incentive plans, programs, policies, agreements or arrangements, (iv) other fringe, perquisite, or employee benefit plans, programs, policies, agreements or arrangements and (v) any current or former employment, consulting, change of control, retention or executive compensation, termination or severance plans, programs, policies, agreements or arrangements, written or otherwise, as to which unsatisfied liabilities or obligations (contingent or otherwise) remain for the benefit of, or relating to, any present or former employee, consultant, manager or director, or which could reasonably be expected to have any liabilities or obligations (each a “Benefit Plan” and together, the “Benefit Plans“).

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(b)           Except as set forth in Section 2.15(b) of the Migami Disclosure Schedules or as otherwise provided in this Agreement, the consummation of the transactions contemplated by this Agreement will not, either alone or in combination with any other event or events: (i) entitle any current or former employee, manager, director or consultant of Migami Sub or any of its Subsidiaries to any payment (whether of severance pay, unemployment compensation, phantom stock plan payments, golden parachute, bonus or otherwise), (ii) accelerate, forgive indebtedness, vest, distribute, or increase benefits or an obligation to fund benefits with respect to any employee, manager, director or consultant of Migami Sub or any of its Subsidiaries, or (iii) increase the amount of compensation due any such employee, manager, director or consultant.

(c)           Except as set forth in Section 2.15(c) of the Migami Disclosure Schedules, any amounts payable under any of the Migami Benefit Plans or any other contract, agreement or arrangement with respect to which Migami Sub or any Subsidiary may have any liability will be deductible for federal income Tax (as defined below) purposes by virtue of Section 162(m) or Section 280G of the Code.  None of the Migami Benefit Plans contains any provision requiring a gross-up pursuant to Section 280G or 409A of the Code or similar Tax provisions.

(d)           Except as set forth in Section 2.15(d) of the Migami Disclosure Schedules, no Migami Benefit Plan provides benefits, including death or medical benefits (whether or not insured), with respect to current or former employees, managers, directors or consultants of Migami Sub or any Subsidiary after retirement or other termination of service (other than: (i) coverage mandated by applicable Laws, (ii) death benefits or retirement benefits under any “employee pension benefit plan,” as that term is defined in Section 3(2) of ERISA, or (iii) benefits, the full direct cost of which is borne by the current or former employee, manager, director or consultant (or beneficiary thereof).

(e)           Neither Migami Sub nor any of its Subsidiaries nor any ERISA Affiliate has any liability with respect to any: (i) employee pension benefit plan (within the meaning of Section 3(2) of ERISA) which is subject to Part 3 of Subtitle B of Title I of ERISA, Title IV of ERISA or Section 412 of the Code, (ii) “multiemployer plan” as defined in Section 3(37) of ERISA or (iii) “multiple employer plan” within the meaning of Sections 4063 and 4064 of ERISA or Section 413(c) of the Code.

            2.16           Taxes and Returns.  Except as would not reasonably be expected to have a Material Adverse Effect:

(a)           Except as set forth in Section 2.9 of the Migami Disclosure Schedules, Migami and each Subsidiary has or will have filed, or caused to be filed, all material federal, state, local and foreign Tax returns and reports required to be filed by it (taking into account all available extensions) (collectively, “Tax Returns“), and all such Tax Returns are true, accurate, correct and complete in all material respects, and has paid, collected or withheld, or caused to be paid, collected or withheld, all material Taxes required to be paid, collected or withheld, other than such Taxes that it is contesting in good faith or for which adequate reserves in the Migami Financials have been established in accordance with GAAP.  There are no claims, assessments, audits, examinations, investigations or other proceedings pending against Migami, Migami Sub or any Subsidiary in respect of any Tax, and neither Migami, Migami Sub nor any Subsidiary has been notified in writing of any proposed Tax claims, assessments or audits against Migami, Migami Sub or any Subsidiary (other than, in each case, claims or assessments for which adequate reserves in the Migami Financials have been established in accordance with GAAP or are immaterial in amount).

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(b)           For purposes of this Agreement, the following terms have the following meanings: “Tax “ (and, with correlative meaning, “Taxes” and “Taxable”) means (i) any net income, alternative or add-on minimum tax, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, environmental or windfall profit tax, custom, duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or any penalty, addition to tax or additional amount imposed by any Governmental Authority responsible for the imposition of any such tax (domestic or foreign), (ii) any liability for the payment of any amounts of the type described in (i) as a result of being a member of an affiliated, consolidated, combined or unitary group for any taxable period, and (iii) any liability for the payment of any amounts of the type described in (i) or (ii) as a result of being a transferee of or successor to any Person, or as a result of any express or implied obligation to indemnify any other Person.

2.17       Finders and Investment Bankers.  Except for the fees set forth in Section 2.17 of the Migami Disclosure Schedules, the fees of which will be borne by Migami, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Migami.

2.18       Title to Properties; Assets.

(a)           Section 2.18(a)-1 of the Migami Disclosure Schedules contains a correct and complete list of all real property owned by Migami Sub or any of its Subsidiaries or any partnership or joint venture in which Migami Sub or any of its Subsidiaries directly or indirectly has an interest having a fair market value in excess of $50,000 (“Owned Real Property“).  Section 2.18(a)-2 of the Migami Disclosure Schedules contains a correct and complete list of all real property leased or subleased by Migami Sub or any of its Subsidiaries as tenant or subtenant (“Leased Real Property“) (the Owned Real Property and the Leased Real Property are herein sometimes collectively called the “Migami Real Property“).  The list set forth in Section 2.18(a)-1 of the Migami Disclosure Schedules contains, with respect to each parcel of the Owned Real Property, a description of all existing leases, licenses or other occupancy contracts to which Migami or any Subsidiary is a party or by which Migami or any Subsidiary is bound as a landlord, including all amendments, modifications, extensions, renewals and supplements thereto (collectively, the “Landlord Leases“), the terms of which have been complied with by Migami Sub or any of its Subsidiaries in all material respects.  The list set forth in Section 2.18(a)-2 of the Migami Disclosure Schedules contains, with respect to each parcel of the Leased Real Property, a description of all existing leases, subleases, licenses or other occupancy contracts to which Migami Sub or any of its Subsidiaries is a party or by which Migami Sub or any of its Subsidiaries is bound as a tenant, including all amendments, modifications, extensions, assignments, subleases, renewals and supplements thereto (collectively, the “Tenant Leases“) (the Landlord Leases and the Tenant Leases are herein sometimes collectively called the “Leases“), the terms of which have been complied with by Migami Sub or any of its Subsidiaries in all material respects.  Except as would not reasonably be expected to have a Material Adverse Effect, Migami Sub and its Subsidiaries have good, valid and marketable title to all of the Owned Real Property and related personal property, assets and rights, free and clear of all Encumbrances other than Permitted Encumbrances.  For purposes of this Agreement, when used with respect to Migami Real Property, the term “Permitted Encumbrances“ means: (i) Encumbrances with respect to Taxes either not yet due or being contested in good faith in appropriate proceedings or for which adequate reserves have been set aside; (ii) mechanics’, materialmens’ or similar statutory Encumbrances for amounts not yet due or being contested in good faith in appropriate proceedings; (iii) any Encumbrances and other matters affecting title which are shown as exceptions on the title insurance policies and/or title insurance commitments or reports which have been made available to BBV; (iv) the terms and conditions of the Tenant Leases; (v) applicable federal, state, local or tribal authority building and land use regulations, restrictions or requirements, (vi) existing easements and encroachments; (vii) building code violations not caused by Migami, Migami Sub or any Subsidiary; and (viii) mortgages or other liens under the Migami Debt (as defined herein).

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(b)           Except as set forth on Section 2.18(b) of the Migami Disclosure Schedules, except as would not reasonably be expected to have a Material Adverse Effect, neither Migami nor any Subsidiary nor, to the Knowledge of Migami, any other party to any Landlord Lease, is in breach of or in default under any of the Landlord Leases.

(c)           True and complete copies of all Tenant Leases, together with all modifications, extensions, amendments and assignments thereof, if any, affecting or relating to the Owned Real Property have heretofore been furnished to BBV.

(d)           Except as set forth on Section 2.18(b) of the Migami Disclosure Schedules, there is no action, suit, litigation, hearing or administrative proceeding pending or, to Migami’s Knowledge, threatened against Migami or any Subsidiary or any partnership in which Migami or any Subsidiary owns an interest, with respect to all or any portion of the Migami Real Property, in each case which is not or would not be fully covered by insurance, except as would not reasonably be expected to have a Material Adverse Effect.

(e)           There are no condemnation or eminent domain proceedings pending, or to Migami’s Knowledge, threatened against any Owned Real Property and, to Migami’s Knowledge, there are no condemnation or eminent domain proceedings pending or threatened against any Leased Real Property.

(f)           Neither Migami nor any Subsidiary has granted any Person a purchase option, right of first refusal, right of first offer or other right to purchase any Owned Real Property.

(g)           Neither Migami nor any Subsidiary has assigned its interest as lessor or lessee under any Lease, other than to Migami or a Subsidiary or collateral assignments in connection with any existing financing of any Migami Real Property.

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(h)           Migami and each Subsidiary have insurable and marketable title to all Owned Real Property subject to Permitted Encumbrances.

2.19       Employee Matters.

(a)           During the past five (5) years, there has been: (i) to the Knowledge of Migami or any Subsidiary, no labor union organizing or attempting to organize any employee of Migami or any Subsidiary into one or more collective bargaining units; and (ii) no labor dispute, strike, work slowdown, work stoppage, lock out or other collective labor action by or with respect to any employees, managers or consultants of Migami or any Subsidiary pending or, to Migami’s Knowledge, threatened against Migami or any Subsidiary.  Neither Migami nor any Subsidiary is a party to, or bound by, any collective bargaining agreement or other agreement with any labor organization applicable to the employees, managers or consultants of Migami or any Subsidiary and no such agreement is currently being negotiated.

(b)           Except as would not reasonably be expected to result in a Material Adverse Effect, Migami and each of its Subsidiaries: (i) is in compliance with all applicable Laws respecting employment and employment practices, terms and conditions of employment, health and safety and wages and hours, including Laws relating to discrimination, disability, labor relations, hours of work, payment of wages and overtime wages, pay equity, immigration, workers compensation, working conditions, employee scheduling, occupational safety and health, family and medical leave, and employee terminations, (ii) have not, during the past five (5) years, received written notice, or to the Knowledge of Migami any other form of notice, that there is any unfair labor practice charge or complaint against Migami or any Subsidiary pending, (iii) is not liable for any arrears of wages or any penalty for failure to comply with any of the foregoing and (iv) is not liable for any payment to any trust or other fund or to any Governmental Authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the ordinary course of business and consistent with past practice).  Except as would not reasonably be expected to have a Material Adverse Effect, there are no complaints, lawsuits, arbitrations, administrative proceedings, or other Actions pending or, to the Knowledge of Migami, threatened against Migami, Migami Sub or any Subsidiary or any of their respective employees, managers, consultants or former employees brought by or on behalf of any applicant for employment, any current or former employee, any Person alleging to be a current or former employee, any class of the foregoing, or any Governmental Authority, relating to any such Law or regulation, or alleging breach of any express or implied contract of employment, wrongful termination of employment, or alleging any other discriminatory, wrongful or tortious conduct in connection with the employment relationship.

2.20       Environmental Matters.  Except as set forth on Section 2.20 of the Migami Disclosure Schedules:

(a)           Neither Migami nor any of its Subsidiaries is the subject of any pending Order, judgment or written claim asserted or arising under any Environmental Law (as defined herein) that has or would reasonably be expected to have a Material Adverse Effect.

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(b)           To the Knowledge of Migami and its Subsidiaries, Migami and its Subsidiaries are in compliance with all applicable Environmental Laws, including obtaining and complying with all permits or authorizations required pursuant to Environmental Laws.

(c)           To the Knowledge of Migami and its Subsidiaries, there are no conditions existing on, in, at, under, or about or resulting from the past or present operations of Migami, Migami Sub or any Subsidiary or any other party that may give rise to any on-site or off-site investigation or remedial obligations of Migami, Migami Sub or any Subsidiary under any Environmental Laws.

(d)           As used in this Agreement, the term “Environmental Laws“ means all applicable: (i) federal statutes regulating or prescribing restrictions regarding the environment (air, water, land, animal and plant life), including but not limited to the following, as amended: the Clean Air Act, Clean Water Act, Comprehensive Environmental Response, Compensation and Liability Act, Emergency Planning and Community Right-to-Know Act, Endangered Species Act, Hazardous Materials Transportation Act, Migratory Bird Treaty Act, National Environmental Policy Act, Occupational Safety and Health Act, Oil Pollution Act of 1990, Safe Drinking Water Act, and Toxic Substances Control Act; (ii) any applicable regulations promulgated pursuant to such federal statutes; (iii) any applicable state law counterparts of such federal statutes and the regulations promulgated thereunder; and (iv) any other applicable state, local statutes, rules, regulations or ordinances, or tribal authority, regulating the use of or affecting the environment, each as currently in effect on the date of this Agreement.

2.21       Transactions with Affiliates.  Section 2.21 of the Migami Disclosure Schedules sets forth a true, correct and complete list of the contracts or arrangements in existence as of the date of this Agreement under which there are any existing or future liabilities or obligations between Migami, Migami Sub or any Subsidiary, on the one hand, and, on the other hand, any: (i) present or former employee, manager, officer or director of Migami, Migami Sub or any Subsidiary, or any family member of any of the foregoing or (ii) record or beneficial owner of more than five percent (5.0%) of Migami’s outstanding capital stock as of the date hereof (each, a “Migami Affiliate Transaction“).

2.22       Insurance.  Migami and each of its Subsidiaries are covered by valid and currently effective insurance policies issued in favor of Migami Sub or such Subsidiaries that are customary for companies of similar size in the industry and locales in which Migami or such Subsidiary operates to insure their respective operations and the loss(es) therefrom.  Section 2.22 of the Migami Disclosure Schedules sets forth a true, correct and complete list of all material insurance policies, and their respective coverage amounts, premiums and deductibles, maintained by Migami, Migami Sub or any Subsidiary.  With respect to each current insurance policy: (i) the policy is in full force and effect and all premiums due thereon have been paid, (ii) Migami, Migami Sub or any Subsidiary, as applicable, is not in any material respect, in breach of or default under, and Migami, Migami Sub or any Subsidiary, as applicable, has not taken any action or failed to take any action which, with notice or the lapse of time or both, would constitute such a breach or default, or permit termination or modification of, any such policy and (iii) no notice of cancellation or termination has been received with respect to any such policy, and Migami knows of no reason any such insurance policy would be cancelled or modified in any material respect as a result of the transactions contemplated hereby.

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            2.23       Books and Records.  All of the books and records of Migami and the Subsidiaries are complete and accurate and have been maintained in the ordinary course consistent with past practices and in accordance with applicable Laws and standard industry practices with regard to the maintenance of such books and records.  Except as set forth in Section 2.23 of the Migami Disclosure Schedules, the records, systems, controls, data and information of Migami and the Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the control of Migami or the applicable Subsidiary.  The third-parties that Migami has engaged to maintain the books and records of Migami and each Subsidiary maintain, on behalf of Migami, a system of internal accounting controls for Migami sufficient to provide reasonable assurance that:

(a)           transactions of Migami and each Subsidiary are executed in accordance with management’s authorization;

(b)           access to the assets of of Migami and each Subsidiary is permitted only in accordance with management’s authorization; and

(c)           recorded assets of Migami and each Subsidiary are compared with existing assets at reasonable intervals, and appropriate action is taken with respect to any differences.

2.24       Information Supplied.  None of the information supplied or to be supplied by Migami for inclusion or incorporation by reference: (a) in any Report on Form 6-K to be filed by BBV with the SEC or any other report, form, registration, or other filing made with any Governmental Authority with respect to the transactions contemplated hereby or (b) in the Proxy Statement (with respect to information regarding Migami, Migami Sub and its Subsidiaries), in either case, will, at the date the Proxy Statement is first mailed to BBV’s stockholders and warrantholders or at the time of BBV Stockholder Meeting (as defined herein) and Warrantholder Meeting (as defined herein), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.  Notwithstanding the foregoing, no representation, warranty or covenant is made with respect to any information supplied by BBV which is contained in the Proxy Statement or other filing made in connection with the transactions contemplated by this Agreement.

2.25       Illegal Payments.  Neither Migami, Migami Sub nor any Subsidiary or, to the Knowledge of Migami or any Subsidiary, any officer, director, manager, agent or employee of Migami, Migami Sub or any Subsidiary has: (a) used any funds of Migami. Migami Sub or any Subsidiary for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity; (b) made any payment in violation of applicable Law to any foreign or domestic government official or employee or to any foreign or domestic political party or campaign or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended; or (c) made any other payment in violation of applicable Law.

2.26       Customers and Suppliers.  Except as set forth on Section 2.26 of the Migami Disclosure Schedules, no customer or supplier of Migami, Migami Sub or any Subsidiary has cancelled or otherwise terminated any contract with Migami, Migami Sub or any Subsidiary prior to the expiration of the contract term, or made any threat to Migami, Migami Sub or any Subsidiary to cancel, reduce the supply or otherwise terminate its relationship with Migami, Migami Sub or any Subsidiary, except for such cancellations or terminations that would not reasonably be expected to have a Material Adverse Effect.

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2.27       Negotiations.  Migami has suspended or terminated, and has the legal right to terminate or suspend, all negotiations and discussions of any acquisition, merger, consolidation or sale of all or substantially all of the assets or equity interests of Migami, Migami Sub or any Subsidiary with Persons other than BBV.

2.28       Certain Representations of Migami.  In connection with its receipt of the Merger Consideration, Migami hereby acknowledges, represents and warrants as follows:

(a)           Migami is acquiring the Merger Consideration for its own account, not as nominee or agent, for investment purposes only and not with a view to the resale or distribution of any part thereof in violation of the Securities Act (as defined herein), and Migami has no present intention of selling, granting any participation in, or otherwise distributing the same in violation of the Securities Act, without prejudice, however, to Migami’s rights at all times to sell or otherwise dispose of all or any part of the Merger Consideration in compliance with applicable federal and state securities laws.

(b)           Migami acknowledges that none of shares representing the Merger Consideration have been registered under the Securities Act, or under any state securities or “Blue Sky” laws of any state of the United States, and, unless so registered, none of shares representing the Merger Consideration may be offered or sold by Migami except pursuant to an effective registration statement under the Securities Act, or pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and in each case only in accordance with applicable state securities laws.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF BBV

The following representations and warranties by BBV and BBV Sub to Migami are qualified by disclosure schedules of BBV and BBV Sub, which set forth certain matters concerning BBV and BBV Sub (the “BBV Disclosure Schedules”).

The Parties agree that, regardless of whether a particular representation, warranty or other statement of fact set forth herein calls attention to any disclosure item on any BBV Disclosure Schedule, each such representation, warranty or other statement of fact set forth herein shall be deemed to be qualified in its entirety by reference to each disclosure item on every BBV Disclosure Schedule and by the totality of the circumstances disclosed by the BBV Disclosure Schedules.

Except as disclosed in BBV Disclosure Schedules, BBV and BBV Sub hereby represent and warrants to Migami as follows:

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            3.1         Due Organization and Good Standing.  Each of BBV and BBV Sub is a corporation duly organized, validly existing and in good standing under the Laws of the Republic of the Marshall Islands and the State of Delaware, respectively, and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted.  BBV and BBV Sub are duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not reasonably be expected to have a Material Adverse Effect.  BBV has heretofore made available to Migami accurate and complete copies of BBV’s Amended and Restated Articles of Incorporation, as amended (the “BBV Articles of Incorporation“), bylaws and each other agreement or instrument filed with BBV’s initial public offering registration statement (the “BBV Organizational Documents“), each as currently in effect.  BBV Sub has heretofore made available to Migami accurate and complete copies of BBV Sub’s Articles of Incorporation, as amended, bylaws and each other agreement or instrument filed with the State of Delaware, each as currently in effect (the “BBV Sub Organizational Documents“).  Each of BBV and BBV Sub are not in violation of any provision of the BBV Organizational Documents and BBV Sub Organizational Documents, respectively.

3.2         Capitalization.

(a)           The authorized capital stock of BBV consists of 50,000,000 shares of BBV Common Stock and 1,000,000 shares of preferred stock, par value $0.0001 per share.   As of the date hereof and immediately prior to the Closing: (i) 6,468,750  shares of BBV Common Stock either issued alone or as part of a Unit (as defined herein), (ii) 7,048,684 warrants either issued alone or as part of a Unit, and including the warrants issued to BBV’s founders as part of the private placement described in the Prospectus (as defined herein) (the “Warrants“), (iii) 5,175,000 units, each comprised of one (1) share of BBV Common Stock and one (1) Warrant (the “Units“), and (iv) no shares of preferred stock are or will be issued and outstanding, without giving effect to any change in the number of issued and outstanding Warrants resulting from the Warrant Restructure (as defined herein) or any change in the number of issued and outstanding shares of BBV Common Stock or Warrants resulting from BBV repurchase, redemption, restructure, exchange or conversion of BBV Common Stock and/or Warrants.  Except as set forth above, no shares of capital stock or other voting securities of BBV are issued, reserved for issuance or outstanding.  All outstanding shares of BBV Common Stock are duly authorized, validly issued, fully paid and non-assessable and not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any Law, the BBV Organizational Documents or any contract to which BBV is a party.  To the Knowledge of BBV, none of the outstanding securities of BBV has been issued in violation of any foreign, federal or state securities Laws.

(b)           The authorized capital stock of BBV Sub will consist of 1,000 shares of common stock.   As of the date hereof and immediately prior to the Closing, 1,000 shares of BBV Sub common stock have been issued to BBV, representing all of the issued and outstanding shares of BBV Sub common stock. There are no options, warrants, voting agreements or other rights outstanding with respect to the BBV Sub common stock.

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(c)           None of the Warrants issued and outstanding has a cashless exercise feature (other than 1,873,684 founder warrants as described in the Prospectus) and each of the Warrants has an exercise price of $5.00 per share.  Upon exercise of any of the Warrants the cash paid for the exercise price will be paid directly to BBV.

(d)           Except for the Warrants, and other than the redemption rights set forth in the Prospectus and except as set forth herein, there are no: (i) outstanding options, warrants, puts, calls, convertible securities, preemptive or similar rights, (ii) bonds, debentures, notes or other indebtedness having general voting rights or that are convertible or exchangeable into securities having such rights, or (iii) subscriptions or other rights, agreements, arrangements, contracts or commitments of any character, relating to the issued or unissued BBV Common Stock or obligating BBV or BBV Sub to issue, transfer, deliver or sell or cause to be issued, transferred, delivered, sold or repurchased any options or BBV Common Stock or securities convertible into or exchangeable for such shares, or obligating BBV or BBV Sub to grant, extend or enter into any such option, warrant, call, subscription or other right, agreement, arrangement or commitment for such BBV Common Stock.  Other than as contemplated by this Agreement and the conversion rights described in the Prospectus, there are no outstanding obligations of BBV to repurchase, redeem or otherwise acquire any shares of BBV Common Stock or Warrants of BBV or BBV Sub.

(e)           There are no stockholders or members agreements, voting trusts or other agreements or understandings to which BBV or BBV Sub is a party with respect to the voting of any equity interest or the capital stock or equity interests of BBV or BBV Sub.

(f)           No Indebtedness of BBV or BBV Sub contains any restriction upon: (i) the prepayment of any of such Indebtedness, (ii) the incurrence of Indebtedness by BBV or BBV Sub or (iii) the ability of BBV or BBV Sub to grant any Encumbrance on its properties or assets.

(g)           Since the date of their respective inceptions, neither BBV nor BBV Sub have not declared or paid any distribution or dividend in respect of their common stock.

3.3        Authorization; Binding Agreement.  BBV and BBV Sub have all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby.  The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby: (i) has been duly and validly authorized by the Board of Directors of BBV and BBV Sub, respectively, and (ii) no other corporate proceedings on the part of BBV or BBV Sub is necessary to authorize the execution and delivery of this Agreement or to consummate the transactions contemplated hereby, other than receipt of the Required BBV Vote (as defined herein).  The affirmative vote of the stockholders of BBV holding at least a majority of the issued and outstanding BBV Common Stock (the “Required BBV Vote“) is necessary to approve and adopt this Agreement, all Proxy Matters (as defined herein) (except the Warrantholder Proposal (as defined herein)) and to consummate the transactions contemplated hereby and thereby (including the Merger) and the Required Warrantholder Vote (as defined herein) is required to approve the Warrantholder Proposal, provided, however, that stockholders of BBV holding thirty percent (30%) or more of the shares of BBV Common Stock sold in BBV’s initial public offering shall not have voted against the Merger and exercised their conversion rights under the Articles of Incorporation to convert their shares of BBV Common Stock into a cash payment from the Trust Account.  This Agreement has been duly and validly executed and delivered by each of BBV and BBV Sub and (assuming the due authorization, execution and delivery hereof by Migami and Migami Sub) constitutes the legal, valid and binding obligation of BBV and BBV Sub, enforceable against each of BBV and BBV Sub in accordance with its terms, subject to the Enforceability Exceptions.

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           3.4           Governmental Approvals.  No Consent of or with any Governmental Authority on the part of BBV or BBV Sub is required to be obtained or made in connection with the execution, delivery or performance by BBV and BBV Sub of this Agreement or the consummation by BBV and BBV Sub of the transactions contemplated hereby (including the Merger) other than: (i) the filing of the Certificate of Merger with the DE Secretary of State in accordance with the DGCL, (ii) such filings as may be required with the SEC and foreign and state securities Laws administrators, (iii) pursuant to Antitrust Laws and (iv) those Consents that, if they were not obtained or made, would not reasonably be expected to have a Material Adverse Effect.  No SEC review or approval of the Proxy Statement is required by BBV due to BBV’s status as a “foreign private issuer” as defined in the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act“).

            3.5           No Violations.  The execution and delivery by BBV and BBV Sub of this Agreement and the consummation by BBV and BBV Sub of the transactions contemplated hereby, and compliance by BBV and BBV Sub with any of the provisions hereof, will not: (i) conflict with or violate any provision of the BBV Organization Documents or BBV Sub Organizational Documents, (ii) require any Consent under or result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation, amendment or acceleration) under, any BBV Material Contract (as defined herein) to which BBV or BBV Sub is a party or by which its assets are bound, (iii) result (immediately or with the passage of time or otherwise) in the creation or imposition of any Encumbrance upon any of the properties, rights or assets of BBV or BBV Sub or (iv) subject to obtaining the Consents from Governmental Authorities, and the waiting periods referred to therein having expired, and any condition precedent to such Consent having been satisfied, conflict with, contravene or violate in any respect any Law to which BBV or BBV Sub or any of their respective assets or properties is subject, except, in the case of clauses (ii), (iii) and (iv) above, for any deviations from the foregoing that would not reasonably be expected to have a Material Adverse Effect.

3.6           SEC Filings and BBV Financial Statements.

(a)           BBV has filed all forms, reports, schedules, registration statements and other documents required to be filed or furnished by BBV with the SEC since February 5, 2008 under the Exchange Act or the Securities Act, together with any amendments, restatements or supplements thereto (collectively, the “BBV SEC Reports“), and will file all such BBV SEC Reports and other documents required to be filed through the Closing Date.  The BBV SEC Reports: (i) were prepared in all material respects in accordance with the requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations thereunder and (ii) did not at the time they were filed with the SEC (except to the extent that information contained in any BBV SEC Report has been revised or superseded by a later filed BBV SEC Report) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.  The certifications of BBV’s officers accompanying the BBV SEC Reports are each true and correct.  BBV maintains disclosure controls and procedures required by Rules 13a-15(e) or 15d-15(e) under the Exchange Act. As used in this Section 3.6, the term “file” shall be broadly construed to include any manner permitted by SEC rules and regulations in which a document or information is furnished, supplied or otherwise made available to the SEC.

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(b)           The financial statements and notes contained or incorporated by reference in BBV SEC Reports (“BBV Financials“) fairly present in all material respects the consolidated financial condition and the results of operations, changes in stockholders’ equity, and cash flow of BBV and BBV Sub as at the respective dates of and for the periods referred to in such financial statements, all in accordance with: (i) GAAP and (ii) Regulation S-X and the omission of notes to the extent permitted by Regulation S-X.  BBV has no off-balance sheet arrangements.  The BBV Financials, to the extent required for inclusion in the Proxy Statement, comply in all material respects with the Exchange Act, Regulation S-X and the published general rules and regulations of the SEC.  Section 3.6(b) of BBV Disclosure Schedules contains BBV’s general ledger as of the date hereof.

(c)           Neither BBV nor BBV Sub or any manager, director, officer, special advisor or employee of BBV or BBV Sub has received any complaint, allegation, assertion or claim, whether or not in writing, regarding the accounting or auditing practices, procedures, methodologies or methods of BBV or BBV Sub or their respective internal accounting controls, including any complaint, allegation, assertion or claim that BBV or BBV Sub has engaged in questionable accounting or auditing practices.  No attorney representing BBV, whether or not employed by BBV, has reported evidence of any violation of consumer protection or securities Laws, breach of fiduciary duty or similar violation by BBV or any of its officers, directors, special advisors, employees or agents to the Board of Directors or any committee thereof or to any director or executive officer of BBV.

(d)           BBV Sub has never been subject to the reporting requirements of Sections 13(a) and 15(d) of the Exchange Act.

3.7           Absence of Undisclosed Liabilities.  Except as set forth in Section 3.7 of BBV Disclosure Schedules or to the extent reflected or reserved against in BBV Financials, neither BBV nor BBV Sub has incurred any liabilities or obligations of the type required to be reflected on a balance sheet in accordance with GAAP that is not adequately reflected or reserved on or provided for in BBV Financials or that would not reasonably be expected to have a Material Adverse Effect.

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3.8         Compliance with Laws.

(a)           BBV and BBV Sub are each in compliance with all Laws applicable to it and the conduct of its businesses as currently conducted, except where the failure to be in compliance would not reasonably be expected to have a Material Adverse Effect.  Each of BBV and BBV Sub is not in conflict with, or in default or violation of, nor since December 31, 2008, has it received any notice of any conflict with, or default or violation of any applicable Law by which BBV and BBV Sub, or any property or asset of BBV and BBV Sub, is bound or affected, except for any such conflicts, defaults or violations that would not reasonably be expected to have a Material Adverse Effect.

(b)           There is no pending or, to the Knowledge of BBV, threatened, proceeding, examination, review or investigation to which BBV and BBV Sub is subject before any Governmental Authority regarding whether BBV has violated in any material respect applicable Laws.  Since December 31, 2008, neither BBV nor BBV Sub has received written notice of any material violation of, or noncompliance with, any Law applicable to BBV and BBV Sub, or directing BBV and BBV Sub to take remedial action with respect to such applicable Law or otherwise, and no deficiencies of BBV and BBV Sub have been asserted in writing by any Governmental Authority with respect to possible violations of any applicable Laws except for such violations or deficiencies that would not reasonably be expected to have a Material Adverse Effect.  BBV and BBV Sub have filed or made all material reports, statements, documents, registrations, notices, filings or submissions required to be filed with any Governmental Authority, and all such reports, statements, documents, registrations, notices, filings and submissions are in material compliance (and materially complied at the relevant time) with applicable Law and no material deficiencies have been asserted by any Governmental Authority with respect to any such reports, statements, documents, registrations, notices, filings or submissions required to be filed with any Governmental Authority.

(c)           BBV and BBV Sub are each in compliance with all Laws applicable to it and the conduct of its businesses as currently conducted, except where the failure to be in compliance would not reasonably be expected to have a Material Adverse Effect.

            3.9             Regulatory Agreements; Permits; Qualifications.

(a)           There are no: (i) written agreements, consent agreements, memoranda of understanding, commitment letters, cease and desist orders, or similar undertakings to which BBV or BBV Sub or any of their Affiliates is a party, on the one hand, and any Governmental Authority is a party or addressee, on the other hand, (ii) Orders or directives of or supervisory letters from a Governmental Authority specifically with respect to BBV or BBV Sub or any property or asset owned by such party, or (iii) resolutions or policies or procedures adopted by BBV at the request of a Governmental Authority, that (A) limit in any material respect the ability of BBV or BBV Sub to conduct its business as currently being conducted (or would limit BBV or BBV Sub’s ability to conduct the business of Migami Sub following the Merger) or (B) in any manner relate to the ability of BBV or BBV Sub to pay dividends or otherwise materially restrict the conduct of business of BBV or BBV Sub in any respect.

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(b)           BBV and BBV Sub hold all permits, licenses, franchises, grants, authorizations, consents, exceptions, variances, exemptions, orders and other governmental authorizations, certificates, consents and approvals necessary to lawfully conduct their businesses as presently conducted and contemplated to be conducted, and to own, lease and operate their assets and properties (collectively, the “BBV Permits“), all of which are in full force and effect, and no suspension or cancellation of any of the BBV Permits is pending or, to the Knowledge of BBV, threatened, except where the failure of any BBV Permits to have been in full force and effect, or the suspension or cancellation of any of the BBV Permits, would not reasonably be expected to have a Material Adverse Effect.  BBV and BBV Sub are not in violation in any material respect of the terms of any BBV Permit.  .

(c)           No investigation, review or market conduct examination by any Governmental Authority with respect to BBV or BBV Sub, or any Affiliate thereof, is pending or, to the Knowledge of BBV, threatened, nor does BBV have Knowledge of any Governmental Authority’s intention to conduct any such investigation or review.

(d)           At no time has BBV or BBV Sub, or any Affiliate thereof with the power to direct or cause the direction of the management or policies of BBV or BBV Sub, filed for relief in bankruptcy or had entered against it an order for relief in bankruptcy.

3.10         Absence of Certain Changes.  Except as set forth in Section 3.10 of BBV Disclosure Schedules (and excluding the Merger), since their respective dates of incorporation, BBV and BBV Sub have conducted their respective businesses in the ordinary course of business as described in the Prospectus and there has not been any fact, change, effect, occurrence, event, development or state of circumstances that has had or would reasonably be expected to have a Material Adverse Effect.

3.11         Taxes and Returns.  Except as would not reasonably be expected to have a Material Adverse Effect:

(a)           BBV has or will have timely filed, or caused to be timely filed, all material Tax Returns required to be filed by it or BBV Sub (taking into account all available extensions), which such Tax Returns are true, accurate, correct and complete in all material respects, and has paid, collected or withheld, or caused to be paid, collected or withheld, all material Taxes required to be paid, collected or withheld, other than such Taxes for which adequate reserves in BBV Financials have been established in accordance with GAAP.  Section 3.11 of BBV Disclosure Schedules sets forth each jurisdiction where BBV and BBV Sub files or is required to file a Tax Return.  There are no claims, assessments, audits, examinations, investigations or other proceedings pending against BBV or BBV Sub in respect of any Tax, and neither BBV nor BBV Sub have been notified in writing of any proposed Tax claims or assessments against BBV or BBV Sub (other than, in each case, claims or assessments for which adequate reserves in BBV Financials have been established in accordance with GAAP or are immaterial in amount).  There are no material Encumbrances with respect to any Taxes upon any of BBV or BBV Sub’s assets, other than: (i) Taxes, the payment of which is not yet due, or (ii) Taxes or charges being contested in good faith by appropriate proceedings and for which adequate reserves in BBV Financials have been established in accordance with GAAP.  Neither BBV nor BBV Sub has any outstanding waivers or extensions of any applicable statute of limitations to assess any material amount of Taxes.  There are no outstanding requests by BBV or BBV Sub for any extension of time within which to file any Tax Return or within which to pay any Taxes shown to be due on any Tax Return.

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(b)           Neither BBV nor BBV Sub have constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of securities (to any Person or entity that is not a member of the consolidated group of which BBV is the common parent corporation) qualifying for, or intended to qualify for, Tax-free treatment under Section 355 of the Code: (i) since its inception or (ii) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Merger.

(c)           Neither BBV nor BBV Sub has not made any change in accounting method or received a ruling from, or signed an agreement with, any taxing authority.

(d)           BBV is not a party to any contract, agreement, plan or arrangement that, individually or collectively, could reasonably be expected to give rise to the payment of any amount that would not be deductible pursuant to Sections 280G or 162(m) of the Code.

(e)           Neither BBV nor BBV Sub has participated in, or sold, distributed or otherwise promoted, any “reportable transaction,” as defined in Treasury Regulation Section 1.6011-4.

(f)           Neither BBV nor BBV Sub has taken any action that would reasonably be expected to give rise to: (i) a “deferred intercompany transaction” within the meaning of Treasury Regulation Section 1.1502-13 or an “excess loss account” within the meaning of Treasury Regulation Section 1.1502-19, or (ii) the recognition of a deferred intercompany transaction.

(g)           Since inception, Neither BBV nor BBV Sub has: (i) changed any Tax accounting methods, policies or procedures except as required by a change in Law, (ii) made, revoked, or amended any material Tax election, (iii) filed any amended Tax Returns or claim for refund, or (iv) entered into any closing agreement affecting or otherwise settled or compromised any material Tax liability or refund.

3.12         Restrictions on Business Activities.  There is no agreement or Order binding upon BBV or BBV Sub which has or could reasonably be expected to have the effect of prohibiting, preventing, restricting or impairing in any respect any business practice of BBV or BBV Sub as their businesses are currently conducted or planned to be conducted following the Merger, any acquisition of property by BBV or BBV Sub, the conduct of business by BBV or BBV Sub as currently conducted or planned to be conducted following the Merger, or restricting in any material respect the ability of BBV or BBV Sub from engaging in business as currently conducted or planned to be conducted following the Merger.

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3.13         Employee Benefit Plans.  BBV does not maintain, and has no liability under, any Benefit Plan, and neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will: (i) result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any director or employee of BBV, or (ii) result in the acceleration of the time of payment or vesting of any such benefits.

3.14         Employee Matters.  Neither BBV nor BBV Sub has ever had any employees.

3.15         Material Contracts.

(a)           Except as set forth in BBV SEC Reports filed prior to the date hereof or in the Prospectus, or on Section 3.15(a) of BBV Disclosure Schedules, there are no contracts, agreements, leases, mortgages, indentures, notes, bonds, liens, license, permit, franchise, purchase orders, sales orders or other understandings, commitments or obligations (including without limitation outstanding offers or proposals) of any kind, whether written or oral, to which BBV is a party or by or to which any of the properties or assets of BBV may be bound, subject or affected, which either (i) creates or imposes a liability greater than $15,000, (ii) may not be cancelled by BBV on less than sixty (60) days’ prior notice (the “BBV Material Contracts”) or (iii) does not contain an irrevocable waiver of all claims, whether present now or in the future, arising for any reason whatsoever, against the Trust Account or the funds therein.  All BBV Material Contracts have been made available to Migami, and are set forth in Section 3.15(a) of BBV Disclosure Schedules other than those that are exhibits to BBV SEC Reports.  Except as set forth in BBV SEC Reports filed prior to the date hereof and other than as contemplated by this Agreement, neither BBV nor its Affiliates are presently a party to any agreement, letter of intent, understanding or commitment (whether written or oral) relating to any merger, reorganization, recapitalization, consolidation, asset sale, share exchange, business combination or similar transaction, including any single or multi-step transaction or series of related transactions involving BBV or any subsidiary thereof.

(b)           With respect to each BBV Material Contract: (i) BBV Material Contract was entered into at arms’ length and in the ordinary course of business consistent with past practices; (ii) BBV Material Contract is legal, valid, binding and enforceable in all material respects against BBV or BBV Sub and, to BBV’s Knowledge, the other party thereto, and in full force and effect (except as such enforcement may be limited by the Enforceability Exceptions); (iii) neither BBV nor BBV Sub is in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a breach or default by BBV or BBV Sub, or permit termination or acceleration by the other party, under BBV Material Contract; and (iv) to BBV’s Knowledge, no other party to BBV Material Contract is in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a breach or default by such other party, or permit termination or acceleration by BBV or BBV Sub, under any BBV Material Contract.

3.16         Litigation.  There is no Action pending or, to the Knowledge of BBV, threatened before any arbitrator, agency, court or tribunal, foreign or domestic, or, to the Knowledge of BBV, threatened against BBV, BBV Sub or any of their respective properties, rights or assets or, any of its officers, directors, partners, managers, members or special advisors (in their capacities as such).  There is no Order binding against BBV, BBV Sub or any of their respective properties, rights or assets or any of its officers, directors, partners, managers, members or special advisors (in their capacities as such).  There is no material Action that BBV or BBV Sub has pending against other parties.

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3.17         Transactions with Affiliates.  Section 3.17 of BBV Disclosure Schedules sets forth a true, correct and complete list of the contracts or arrangements that are in existence as of the date of this Agreement under which there are any existing or future liabilities or obligations between BBV or BBV Sub, on the one hand, and, on the other hand, any: (i) present or former director, officer, employee or Affiliate of BBV or BBV Sub, or any family member of any of the foregoing, or (ii) record or beneficial owner of more than five percent (5.0%) of the outstanding BBV Common Stock as of the date hereof (each, a “BBV Affiliate Transaction“).

3.18         Investment Company Act.  BBV is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company”, in each case within the meaning of the Investment Company Act of 1940, as amended.

3.19         Books and Records.  All of the books and records of BBV and BBV Sub are complete and accurate in all material respects and have been maintained in the ordinary course consistent with past practices and in accordance with applicable Laws and standard industry practices with regard to the maintenance of such books and records.  The records, systems, controls, data and information of BBV and BBV Sub are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the control of BBV.  Migami has been granted full and complete access to all of BBV and BBV Sub’s books and records.

3.20         Finders and Investment Bankers.  Except for the fees set forth in Section 3.20 of BBV Disclosure Schedules, the fees of which will be borne by BBV and paid from funds available to it in the Trust Account (including deferred underwriting fees), no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of BBV or BBV Sub.

3.21         Information Supplied.  None of the information supplied or to be supplied by BBV or BBV Sub for inclusion or incorporation by reference in: (a) any Report on Form 6-K to be filed by BBV or in any Report on Form 8-K to be filed by Migami with the SEC or any other report, form, registration, or other filing made with any Governmental Authority with respect to the transactions contemplated hereby or (b) the Proxy Statement (with respect to information regarding BBV and its Affiliates) will, at the date it is first mailed to BBV’s stockholders and warrantholders or at the time of the Stockholder Meeting or Warrantholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.  Notwithstanding the foregoing, no representation is made by BBV with respect to statements made or incorporated by reference therein based solely on information supplied by Migami in writing for inclusion or incorporation by reference in the Proxy Statement.  None of the information supplied or to be supplied by BBV or BBV Sub for inclusion in the Proxy Statement shall, at the time such document is mailed or at the time amended or supplemented, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  Notwithstanding the foregoing, BBV makes no representation, warranty or covenant with respect to any information supplied by Migami which is contained in the Proxy Statement.

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3.22         Trust Account.  As of the date of this Agreement, BBV had approximately $31,551,472 in its trust account described in the Prospectus, which funds were and are currently invested in U.S. government securities in an account at JPMorgan Chase Bank (the “Trust Account”), held in trust by Continental Stock Transfer & Trust Company (the “Trustee”) pursuant to an Investment Management Trust Account Agreement between BBV and Trustee (the “Trust Agreement ”).  Upon consummation of the Merger and notice thereof to the Trustee, the Trustee shall release as promptly as practicable to BBV or such other parties as may be designated pursuant to the Trust Agreement the funds, if any, held in the Trust Account and, after deducting any funds paid to stockholders of BBV holding shares of BBV Common Stock sold in BBV’s initial public offering who shall have voted against the Merger and demanded that BBV convert their shares of BBV Common Stock into cash pursuant to the Articles of Incorporation and payment of, or reservation of payment for: (a) any taxes then due and owing, (b) any amounts due and owing to Centurion Credit Funding LLC, Whitestar LLC, Victory Park Credit Opportunities Master Fund, Ltd. or any other stockholders of BBV whose Common Stock was repurchased by BBV pursuant to those certain stock purchase agreement by and between such party, BBV, Migami and John Park dated February 8, 2010 (collectively, the “Stock Purchase Agreements”) and that certain escrow agreement by and between BBV, Migami, Centurion Credit Funding LLC, Whitestar LLC, Victory Park Credit Opportunities Master Fund, Ltd., John Park and Ellenoff Grossman & Schole LLP as escrow agent dated February 8, 2010 (the “Escrow Agreement”), (c) any deferred underwriting compensation to Ladenburg Thalmann & Co. Inc. and Chardan Capital Markets, LLC, as set forth in Section 3.22 of BBV Disclosure Schedules, (d) any reasonable fees and expenses payable to BBV’s attorneys, accountants and other advisors, (e) transactional fees and expenses including without limitation printer fees and proxy solicitation fees, and (f) the conversion consideration, such funds will be free of any Encumbrances whatsoever, and will be available for use in the businesses of BBV and Migami Sub (collectively, the “Trust Distribution”). Immediately following the Trust Distribution the Trust Account will terminate in accordance with the terms of the Trust Agreement.

3.23         Intellectual Property.  BBV and BBV Sub do not own, license or otherwise have any right, title or interest in any Intellectual Property.

3.24         Real Property.  Other than as set forth in public filings of BBV made with the SEC, BBV and BBV Sub do not own or lease any real property, and have no commitments or obligations to purchase or lease real property either prior to or after the Effective Time.

3.25         Environmental Matters.  Except for such matters that are not reasonably expected to have a Material Adverse Effect, BBV and BBV Sub: (i) have, to the Knowledge of BBV, complied with all applicable Environmental Laws; (ii) have not received any notice, demand, letter, claim or request for information alleging that BBV or BBV Sub may be in violation of or liable under any Environmental Law; and (iii) are not subject to any Order or other arrangement with any Governmental Authority or subject to any indemnity or other agreement with any third party relating to liability under any Environmental Law.

3.26         Insurance.  Section 3.26 of BBV Disclosure Schedules sets forth a correct and complete list of all material insurance policies issued in favor of BBV, or pursuant to which BBV is a named insured or otherwise a beneficiary.  With respect to each such insurance policy: (i) the policy is in full force and effect and all premiums due thereon have been paid and (ii) BBV is not in any material respect, in breach of or default under, and BBV has not taken any action or failed to take any action which, with notice or the lapse of time or both, would constitute such a breach or default, or permit termination or modification of, any such policy.

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3.27         Bankruptcy.  Neither BBV, BBV Sub nor any Affiliate thereof has: (i) commenced a voluntary case, or had entered against it a petition, for relief under the federal bankruptcy code or any similar petition, order or decree under any federal or state law or statute relative to bankruptcy, insolvency or other relief for debtors; (ii) caused, suffered or consented to the appointment of a receiver, trustee, administrator, conservator, liquidator or similar official in any federal, state or foreign judicial or non judicial proceedings, to hold, administer and/or liquidate all or substantially all of its property; or (iii) made an assignment for the benefit of creditors.

3.28         OTCBB Quotation.  The BBV Common Stock, Units and Warrants are quoted on the Over the Counter Bulletin Board (the “OTCBB”).  There is no action or proceeding pending or, to BBV’s Knowledge, threatened against BBV by the OTCBB with respect to any intention by such entity to prohibit or terminate the quotation of BBV Common Stock, Units or Warrants on the OTCBB.

3.29         Registration of BBV Common Stock, Units and Warrants.  The BBV Common Stock, Units and the Warrants are registered pursuant to Section 12(g) of the Exchange Act, and BBV has taken no action designed to, or which is likely to have the effect of, terminating the registration of BBV Common Stock, Units or Warrants under the Exchange Act nor has BBV received any notification that the SEC is contemplating terminating such registration.  BBV is, and has no reason to believe that it will not in the foreseeable future continue to be, in compliance with all such registration requirements.

3.30         Foreign Private Issuer.  BBV is, and has been since August 12, 2008, a “foreign private issuer” as defined under Rule 3b-4(c) promulgated under the Exchange Act.

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3.31         BBV Sub.

(a)           All the outstanding shares of common stock in BBV Sub have been validly issued and are fully paid and non-assessable and owned by BBV, free and clear of all Encumbrances.

(b)           Except for 100% of the common stock of BBV Sub, BBV does not as of the date hereof own, or will not, as of the Closing own, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any Person.

(c)           Since the date of its formation, BBV Sub has not carried on any business or conducted any operations other than the execution of this Agreement, and the performance of its obligations hereunder.  BBV Sub was incorporated solely for the consummation of the transactions contemplated hereby.

ARTICLE IV

COVENANTS

            4.1           Conduct of Business of Migami.  Unless BBV shall otherwise consent in writing (such consent not to be unreasonably withheld), during the period from the date of this Agreement to the Effective Time, except as expressly contemplated by this Agreement or as set forth on Section 4.1 of the Migami Disclosure Schedules:

(a)           Migami, Migami Sub and the Subsidiaries shall conduct their respective business, in all material respects, in the ordinary course of business consistent with past practice (it being agreed that Migami, Migami Sub or any Subsidiary may acquire technologies to add to Migami’s business);

(b)           Migami and the Subsidiaries shall use commercially reasonable efforts consistent with the foregoing to preserve intact, in all material respects, its business organization, to keep available the services of its managers, directors, officers, key employees and consultants, to maintain, in all material respects, existing relationships with all Persons with whom it does significant business, and to preserve the possession, control and condition of its assets;

(c)           Migami and the Subsidiaries shall use commercially reasonable efforts to continue to maintain, in all material respects, its respective assets, properties, rights and operations in accordance with present practice in a condition suitable for their current use; and

(d)           Migami and the Subsidiaries shall use commercially reasonable efforts consistent with the foregoing to conduct its business in compliance with applicable Laws in all material respects, and to preserve intact the business organization of Migami and the Subsidiaries.

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4.2         Access and Information; Confidentiality.

(a)           Between the date of this Agreement and the Effective Time, each Party shall give, and shall direct its accountants and legal counsel to give, the other Party and its Representatives (as defined herein), at reasonable times and upon reasonable intervals and notice, access to all offices and other facilities and to all employees, properties, contracts, agreements, commitments, books and records of or pertaining to such Party and its subsidiaries (including Tax Returns, internal work papers, client files, client contracts and director service agreements) and such financial and operating data and other information, all of the foregoing as the requesting Party or its Representatives may reasonably request regarding such Party’s business, assets, liabilities, employees and other aspects (including unaudited quarterly financial statements, including a consolidated quarterly balance sheet and income statement, in the form such financial statements have been delivered to the other Party prior to the date hereof) and instruct such Party’s Representatives to cooperate with the requesting Party in its investigation (including by reading available independent public accountant’s work papers) and to provide a copy of, or make available, each material report, schedule and other document filed or received pursuant to the requirements of applicable securities Laws; provided that the requesting Party shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of the Party providing such information.  Neither BBV nor any of its officers, employees or Representatives, shall conduct any environmental testing or sampling on any of the business or property sites of Migami or its Subsidiaries without the prior written consent of Migami, which consent shall not be unreasonably withheld.  BBV agrees to indemnify and hold Migami and its Subsidiaries harmless from any and all claims and liabilities, including costs and expenses for loss, injury to or death of any BBV Representative and any loss, damage to or destruction of any property owned by Migami or its Subsidiaries or others (including claims or liabilities for loss of use of any property) resulting directly or indirectly from the action or inaction of any of BBV’s Representatives (and not resulting from the gross negligence or willful misconduct of Migami, its Subsidiaries or their respective directors, managers, officers, employees and agents) during any visit to the business or property sites of Migami or its Subsidiaries prior to the completion of the Merger, whether pursuant to this Section 4.2 or otherwise.  Migami agrees to indemnify and hold BBV and BBV Sub harmless from any and all claims and liabilities, including costs and expenses for loss, injury to or death of any Migami Representative and any loss, damage to or destruction of any property owned by BBV, BBV Sub or others (including claims or liabilities for loss of use of any property) resulting directly or indirectly (and not resulting from the gross negligence or willful misconduct of BBV, BBV Sub or their respective directors, officers, employees, special advisors and agents) from the action or inaction of any of Migami’s Representatives during any visit to the business or property sites of BBV or BBV Sub prior to the completion of the Merger, whether pursuant to this Section 4.2 or otherwise.

(b)           All information obtained by Migami, on the one hand, and BBV or BBV Sub, on the other hand, pursuant to this Agreement shall be kept confidential in accordance with and subject to that certain Mutual Non-Disclosure Agreement and Waiver, dated February 13, 2009, between BBV and Migami (the “NDA“).  The Parties acknowledge and agree that the provisions, terms, conditions, restrictions and limitations of the NDA: (i) shall continue in full force and effect notwithstanding the execution of this Agreement and (ii) are fully incorporated into and made a part of this Agreement as if fully set forth herein.

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4.3         No Solicitation.

(a)           It is specifically agreed that the terms and provisions of this Section 4.3 shall only become effective and be binding upon the fulfillment of Migami of its obligation to deposit or cause to be deposited an amount equal to $550,000 into escrow pursuant to the terms of that certain Stock Purchase Agreement, February 20, 2010, among the Company, Centurion Credit Funding LLC and, solely for the purposes of Sections 7(a) and (b) and Section 8(a) thereof, John Park and Migami by the date specified in such agreement or as may otherwise be agreed to by Centurion Credit Funding LLC.

(b)           For purposes of this Agreement, “Acquisition Proposal“ means (other than the Merger) any inquiry, proposal or offer, or any indication of interest in making an offer or proposal, from any Person or group, at any time relating to a merger, reorganization, recapitalization, consolidation, asset sale, share exchange, business combination or similar transaction, including any single or multi-step transaction or series of related transactions involving BBV, BBV Sub, Migami Sub, Migami or any Subsidiary on the one hand and any third party on the other hand or acquisition or purchase of assets of or by Migami, any Subsidiary, BBV or BBV Sub.  Without limiting the foregoing, the term Acquisition Proposal includes any inquiry, proposal or offer made or received by BBV, BBV Sub, Migami Sub, Migami or any Subsidiary or any indication of interest in same by BBV, BBV Sub, Migami Sub, Migami or any Subsidiary to any third party at any time relating to a merger, reorganization, recapitalization, consolidation, asset sale, share exchange, business combination or similar transaction, including any single or multi-step transaction or series of related transactions with BBV, BBV Sub, Migami Sub, Migami or any Subsidiary or any of their respective Affiliates.

(c)           In order to induce Migami and BBV to continue to expend management time and financial resources in furtherance of the transactions contemplated hereby, from the date hereof until February 13, 2011 (or the Effective Time, whichever is earlier) , none of Migami, any Subsidiary or BBV or BBV Sub shall (unless otherwise required by applicable Law), directly or indirectly, and shall not, directly or indirectly, authorize or permit any officer, manager, director, employee, accountant, consultant, legal counsel, financial advisor, agent or other representative of such Person (collectively, the “Representatives“) to: (i) solicit, encourage, assist, initiate or facilitate the making, submission or announcement of any Acquisition Proposal, (ii) furnish any non-public information regarding Migami or any Subsidiary, BBV or BBV Sub or the Merger to any Person or group (other than a Party to this Agreement or their Representatives) in connection with or in response to an Acquisition Proposal, (iii) engage, participate in or continue discussions or negotiations with any Person or group with respect to, or which could be expected to lead to, an Acquisition Proposal, (iv) withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in a manner adverse to Migami or BBV, the approval of this Agreement or the Merger or the recommendation by the Board of Directors of Migami or BBV that its respective stockholders adopt this Agreement, (v) approve, endorse or recommend, or publicly propose to approve, endorse or recommend, any Acquisition Proposal, (vi) discuss, negotiate or enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any Acquisition Proposal, or (vii) release any third party from, or waive any provision of, any confidentiality agreement to which Migami or any Subsidiary or BBV or BBV Sub is a party (except as may be permitted pursuant to the NDA).  Without limiting the foregoing, each Party agrees it shall be responsible for the actions of its Representatives that would constitute a violation of the restrictions set forth in this Section 4.3 if done by such Party.  Each Party shall promptly inform its Representatives of the obligations undertaken in this Section 4.3.

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(d)           Each Party shall notify the other Party hereto promptly (and in any event within forty-eight (48) hours) orally and in writing of the receipt by such Party or any of its Representatives of: (i) any bona fide inquiries, proposals or offers, requests for information or requests for discussions or negotiations regarding or constituting any Acquisition Proposal or any bona fide inquiries, proposals or offers, requests for information or requests for discussions or negotiations that could be expected to result in an Acquisition Proposal and (ii) any request for non-public information relating to such Party, specifying in each case the material terms and conditions thereof (including a copy thereof if in writing) and the identity of the party making such inquiry, proposal, offer or request for information.  Each Party shall keep the other Party hereto promptly informed of the status of any such inquiries, proposals, offers or requests for information.  From and after the date of this Agreement, each Party shall immediately cease and cause to be terminated any solicitations, discussions or negotiations with any parties with respect to any Acquisition Proposal and shall direct, and use its commercially reasonable efforts to cause, its Representatives to cease and terminate any such solicitations, discussions or negotiations.

4.4         Stockholder Litigation.  BBV shall give Migami the opportunity to participate in, subject to a customary joint-defense agreement, any stockholder litigation against BBV, its managers, directors or officers relating to the Merger or any other transactions contemplated hereby; provided, however, that no settlement of any such litigation shall be agreed to without BBV’s consent.

4.5         Conduct of Business of BBV.  Unless Migami shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), during the period from the date of this Agreement to the Effective Time, except as specifically contemplated by the terms of this Agreement:

(a)           BBV and BBV Sub shall conduct their respective business in, and shall not take any action other than in accordance with this Agreement and in the furtherance of the consummation of the Merger and of BBV and BBV Sub’s obligations under this Agreement;

(b)           BBV and BBV Sub shall use commercially reasonable efforts to continue to maintain, in all material respects, their respective assets, properties, rights and operations in accordance with present practice in a condition suitable for their current use; and

(c)           BBV and BBV Sub shall use commercially reasonable efforts consistent with the foregoing to conduct the business of BBV and BBV Sub in compliance with the BBV Organizational Documents and BBV Sub Organizational Documents, respectively, and all applicable Laws in all material respects, including without limitation the timely filing of all reports, forms or other documents with the SEC required to be filed with the SEC by BBV pursuant to the Securities Act and the Exchange Act, and to preserve intact the business organization of BBV.

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4.6         Market Standoff Agreement.  Migami and its Affiliates shall have the right to participate on an equal basis with the current and former officers and directors of BBV with respect to any transactions in which such Persons acquire any securities of BBV; provided, that all such Persons shall vote any shares of BBV Common Stock or Warrants acquired in such transactions in favor of the Proxy Matters.

4.7         Merger Consideration Lock Up.  Migami hereby agrees that, for a period of twelve (12) months from the Effective Time (the “Lock-up Period”) , it shall not, directly or indirectly, offer, sell, agree to sell, grant any option with respect to, pledge or otherwise dispose of all or any portion the shares representing the Merger Consideration.

4.8         Tag Along.  Migami hereby agrees that, for a period of one (1) year following the termination of the Lock-up Period, if Migami is able to definitively negotiate the private sale of any shares of BBV then, prior to consummating such a sale, Migami will offer the right to the Sellers (as defined below) to participate in such sale such that for each share of BBV that Migami sells, the Sellers shall have the right to sell one share of BBV upon the same terms and conditions as Migami.  Sellers shall mean those individuals and entities named as Sellers in that certain Option Agreement, dated as of December 7, 2009, by and among Vision Fair Limited, the Company, Eric Zachs, Robert Lee and the sellers named therein.

4.9         Tax Indemnification of BBV by Migami.  Migami hereby agrees to indemnify and hold harmless BBV and the Surviving Corporation and their Affiliates and each of their respective directors, officers, employees, shareholders, attorneys and agents and permitted assignees (collectively, the “Indemnitees”) , against and in respect of any and all loss, payments, demand, penalty, liability, judgment, damage, diminution in value, claim or out-of-pocket costs and expenses (including actual costs of investigation and attorneys’ fees and other costs and expenses) incurred or sustained by any Indemnitee relating to Taxes that were required to have been paid by or were accrued against Migami prior to the date hereof.

ARTICLE V

ADDITIONAL COVENANTS OF THE PARTIES

5.1         Notification of Certain Matters.  Each of BBV and Migami shall give prompt notice to the other (and, if in writing, furnish copies of) if any of the following occurs after the date of this Agreement: (i) there has been a material failure on the part of the Party providing the notice to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; (ii) receipt of any notice or other communication in writing from any third party alleging that the Consent of such third party is or may be required in connection with the transactions contemplated by this Agreement, (including the Merger or as a result of the transactions contemplated hereby) or any non-compliance with any Law; (iii) receipt of any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement (including the Merger or as a result of the transactions contemplated hereby); (iv) the discovery of any fact or circumstance that, or the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would reasonably be expected to cause or result in any of the conditions to the Merger set forth in Article VI not being satisfied or the satisfaction of those conditions being materially delayed; or (v) the commencement or threat, in writing, of any Action against any Party or any of its Affiliates, or any of their respective properties or assets, or, to the Knowledge of Migami or BBV, as applicable, any officer, director, partner, member or manager, in his or her capacity as such, of Migami or BBV, as applicable, or any of their Affiliates with respect to the consummation of the Merger.  No such notice to any Party shall constitute an acknowledgement or admission by the Party providing notice regarding whether or not any of the conditions to Closing or to the consummation of the Merger have been satisfied or in determining whether or not any of the representations, warranties or covenants contained in this Agreement have been breached.

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5.2         Commercially Reasonable Efforts.

(a)           Subject to the terms and conditions of this Agreement, prior to the Effective Time, each Party shall use commercially reasonable efforts, and shall cooperate fully with the other Parties, to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws and regulations to consummate the Merger and the other transactions contemplated by this Agreement and the Proxy Statement (including the receipt of all authorizations, approvals and permits required to be obtained from or made with any Governmental Authority in order to consummate the transactions contemplated by this Agreement (collectively, the “Requisite Regulatory Approvals“), and the satisfaction, but not the waiver, of the closing conditions set forth in Article VI), and to comply promptly with all requirements of Governmental Authorities applicable to the transactions contemplated by this Agreement.

(b)           BBV, BBV Sub, Migami and each Subsidiary will cooperate with each other and will take all commercially reasonable steps, and proceed diligently and in good faith: (i) to submit any necessary filings, amendments or revisions to any required Governmental Authority or other third party in connection with the transactions contemplated hereby, and (ii) to promptly submit and make other applications, notices and submissions (or amendments to any of the foregoing previously submitted) with any Governmental Authority or other third party which must be filed in order for Migami to obtain all Consents which must be obtained prior to the Effective Time in order for Migami and the Subsidiaries to operate their respective business as currently operated and currently intended by the Parties to be operated following the Closing, it being agreed that Migami shall be solely responsible for the submission of all such applications, notices and submissions.  All such filings shall be made, if not already made, as promptly as practicable and BBV shall supply as promptly as reasonably practicable any additional information and documentary material that may be requested by Migami in connection with such Consents.

(c)           In furtherance and not in limitation of the covenants of the Parties contained in Sections 5.2(a) and (b), if any objections are asserted with respect to the transactions contemplated hereby under any applicable Law or if any suit is instituted (or threatened to be instituted) by any applicable Governmental Authority or any private party challenging any of the transactions contemplated hereby as violative of any applicable Law or which would otherwise prevent, materially impede or materially delay the consummation of the transactions contemplated hereby, BBV and Migami shall use their commercially reasonable efforts to resolve any such objections or suits so as to permit consummation of the transactions contemplated by this Agreement, including in order to resolve such objections or suits which, in any case if not resolved, could reasonably be expected to prevent, materially impede or materially delay the consummation of the transactions contemplated hereby (including the Merger).

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(d)           In the event any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by a Governmental Authority or private party challenging the Merger or any other transaction contemplated by this Agreement, or any other agreement contemplated hereby, BBV and Migami shall cooperate in all respects with each other and use their respective commercially reasonable efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement.

(e)           Notwithstanding anything herein to the contrary, neither BBV nor Migami shall be required to agree to any term, condition or modification with respect to obtaining any Consents in connection with the Merger or the consummation of the transactions contemplated by this Agreement that would result in, or would be reasonably likely to result in: (i) a Material Adverse Effect of either Party or (ii) BBV, BBV Sub, Migami Sub or Migami having to cease, sell or otherwise dispose of any assets or business (including the requirement that any such assets or business be held separate).

5.3         Public Announcements.  BBV and Migami agree that no public release or announcement concerning this Agreement or the Merger shall be issued by either Party or any of their Affiliates without the prior consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed), except such release or announcement as may be required by applicable Law or the rules or regulations of any securities exchange, in which case the applicable Party shall use commercially reasonable efforts to allow the other Party reasonable time to comment on such release or announcement in advance of such issuance; provided, however, that either BBV or Migami or their Representatives may make public statements in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements are not inconsistent with previous public releases or announcements made by BBV or Migami in compliance with this Agreement.

5.4         Public Filings.  The Parties shall make all necessary filings with respect to the Merger and the transactions contemplated thereby under the Securities Act and the Exchange Act and applicable Blue Sky laws and the rules and regulations thereunder, including filing a Report on Form 6-K by BBV pursuant to the Exchange Act to report the execution of this Agreement.  No filing with respect to the Merger and the transactions contemplated thereby, and no amendment or supplement to such filings, shall be made without the prior written approval of Migami, which approval shall not be unreasonably withheld, delayed or conditioned.  If at any time prior to the Effective Time, any information relating to BBV or Migami, or any of their respective Affiliates, officers or directors, should be discovered by BBV or Migami that should be set forth in an amendment or supplement to the Proxy Statement, so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party which discovers such information shall promptly notify the other Party hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by law, disseminated to the stockholders and warrantholders (if applicable) of BBV.

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5.5         Reservation of Stock.  BBV hereby agrees there shall be, or BBV shall cause to be, reserved for issuance and delivery such number of shares of BBV Common Stock as shall be required for issuance and delivery of the Merger Consideration.  BBV covenants it will authorize or cause to be authorized such number of shares of BBV Common Stock as shall be sufficient to issue the Merger Consideration.

5.6          BBV Stockholder Meeting and Warrantholder Meeting; Proxy.  As promptly as practicable following the execution of this Agreement (but in no event prior to BBV’s receipt of the Final Migami Financials, which shall be included in the Proxy Statement), BBV, acting through its Board of Directors, shall, in accordance with applicable Law:

(a)           duly call, give notice of, convene and hold a special meeting of the stockholders of BBV (the “BBV Stockholder Meeting“) for the purposes of considering and taking action upon:

(i)           the approval of the Merger, including the issuance of the Merger Consideration;

(ii)          the election of certain individuals as directors of BBV as described in the Proxy Statement;

(iii)         an amendment to the Articles of Incorporation in order to affect: (A) a removal of all special purpose acquisition company provisions contained therein, (B) a change of BBV’s corporate name to a name designated by Migami and (C) such other amendments as may be agreed upon by BBV and Migami (the “BBV Amended and Restated Articles“ and such proposals, collectively, the “Stockholder Matters“);

(iv)         such other proposals as are customary for transactions of this kind as to be agreed upon prior to Closing; and

(b)           duly call, give notice of, convene and hold a special meeting of the warrantholders of BBV (the “Warrantholder Meeting“) for the purposes of considering certain amendments to the terms of the Warrant Agreement dated February 13, 2008, by and between BBV and Continental Stock Transfer & Trust Company, as warrant agent (the “Warrant Agreement“), covering all of the Warrants, which must be approved by a majority in interest of the Warrants (the “Required Warrantholder Vote“), to allow each holder of Warrants to: (i) elect to receive $0.50 (or such other amount as may be agreed by the Parties prior to Closing) in cash per Warrant upon the consummation of the Merger or increase the Warrants strike price to such amount as may be agreed by the Parties prior to Closing, in each case for all or a pro-rata portion of the outstanding Warrants or (ii) continue to hold the Warrants on amended terms as described in the Proxy Statement (the “Warrant Restructure.“ Such proposal for the Warrant Restructure is referred to herein as the “Warrantholder Proposal“ and the Warrantholder Proposal is collectively referred to herein with the Stockholder Matters as the “Proxy Matters.“).  The terms of any amendment to the Warrant Agreement to allow for the Warrant Restructure must be mutually agreeable to BBV and Migami.  BBV shall cause its investment bankers listed on Section 3.20 of BBV Disclosure Schedule to keep Migami regularly apprised of the status of the negotiations with respect to the Warrant Restructure and any expected or anticipated terms and conditions of the Warrant Restructure;

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(c)           (i) use commercially reasonable efforts to solicit the approvals required by the stockholders and warrantholders of BBV and (ii) include in a  proxy information statement to be prepared by BBV to solicit the votes of BBV’s stockholders and warrantholders (such proxy information statement, the “Proxy Statement“): (A) the recommendation of the Board of Directors of BBV that the stockholders and warrantholders of BBV vote in favor of all Proxy Matters and (B) all other requests or approvals necessary to consummate the transactions contemplated by this Agreement.  Notwithstanding the foregoing, BBV may adjourn or postpone the BBV Stockholder Meeting or Warrantholder Meeting as and to the extent required by applicable Law.  BBV shall use its commercially reasonable efforts to cause the Proxy Statement to be mailed to its stockholders and warrantholders as promptly as practicable after the date hereof (it being agreed that such Proxy Statement shall not be subject to review by the SEC as BBV is a “foreign private issuer” as defined in the Securities Act).  Migami shall make its directors, officers, employees and consultants available to BBV and its counsel in connection with the drafting of the Proxy Statement.  If, prior to the Effective Time, any event occurs with respect to Migami, or any change occurs with respect to other information supplied by Migami or inclusion in the Proxy Statement, Migami shall promptly notify BBV of such event, and Migami and BBV shall cooperate in the prompt preparation and distribution of any necessary amendment or supplement to the Proxy Statement and, as required by Law, in disseminating the information contained in such amendment or supplement to BBV’s stockholders and warrantholders; and

(d)           promptly transmit any amendment or supplement to its stockholders or warrantholders, if at any time prior to the BBV Stockholder Meeting or Warrantholder Meeting, respectively, there shall be discovered any information that should be set forth in an amendment or supplement to the Proxy Statement.

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5.7         Directors and Officers of BBV.

(a)           Subject to any limitation imposed under applicable Laws, the Parties shall take all necessary actions so that the persons identified in Section 5.7 of BBV Disclosure Schedules are elected to the positions of officers of BBV effective immediately after the Closing.

(b)           Subject to any limitation imposed under applicable Laws, the Parties shall take all necessary actions so that the persons identified in the Proxy Statement are elected to the positions of directors of BBV effective immediately after the Closing.

5.8         Hart-Scott-Rodino Filing.  If required pursuant to the Hart-Scott-Rodino Act, as promptly as practicable after the date of this Agreement, BBV and Migami shall each prepare and file the notifications required of them thereunder in connection with the transactions contemplated by this Agreement and shall promptly and in good faith respond to all information requested of them by the Federal Trade Commission and Department of Justice in connection with such notification and otherwise cooperate in good faith with each other and such Governmental Authorities.  BBV and Migami shall (a) promptly inform the other of any communication to or from the Federal Trade Commission, the Department of Justice or any other Governmental Authority regarding the transactions contemplated by this Agreement, (b) give the other prompt notice of the commencement of any action, suit, litigation, arbitration, proceeding or investigation by or before any Governmental Authority with respect to such transactions and (c) keep the other reasonably informed as to the status of any such action, suit, litigation, arbitration, proceeding or investigation.  BBV and Migami shall split equally all filing fees relating to such filing.

5.9         Use and Disbursement of Trust Account.  BBV shall use commercially reasonable efforts to maximize the amount remaining in the Trust Account at Closing after payment in full of any Taxes then due and owing, any amounts due pursuant to the Stock Purchase Agreements and/or Escrow Agreement, the deferred underwriting fee owed to Ladenburg Thalmann & Co. Inc. and Chardan Capital Markets, LLC as set forth in Section 3.20 of BBV Disclosure Schedules, any reasonable fees and expenses payable to BBV’s attorneys, accountants and other advisors, any amounts paid or payable to BBV stockholders, warrantholders or unit holders for repurchase, redemption, exchange or conversion of their BBV Common Stock or Units or repurchase, redemption, restructure, exchange or conversion of their Warrants (including the Warrant Redemption), and any other of BBV’s, Migami’s or Migami Sub’s reasonable unpaid costs, fees and expenses associated with this Agreement, the Proxy Statement and the transactions contemplated hereby and thereby, including, without limitation any due diligence expenses incurred.

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5.10        Tax Treatment.  The Merger is intended to be a reorganization within the meaning of Section 368(a) of the Code, and this Agreement is intended to be a “plan of reorganization” within the meaning of the regulations promulgated under Section 368(a) of the Code and for the purpose of qualifying the Merger as a Tax-free transaction for federal income Tax purposes. Each of the Parties shall use commercially reasonable efforts to cause the Merger to qualify as a “reorganization” under the provisions of Section 368(a) of the Code and will not take any action inconsistent with the Merger qualifying as a reorganization under Section 368(a) of the Code.  Migami and BBV shall treat the Merger Consideration received in the Merger as property permitted to be received by Section 354 of the Code without the recognition of gain.  Each of Migami and BBV covenants and agrees to use its commercially reasonable efforts to defend in good faith all challenges to the treatment of the Merger as a reorganization as described in this Section 5.10, and none of the Parties will take or cause to be taken any action which would prevent the transactions contemplated by this Agreement from qualifying as a reorganization under Section 368(a).  Each of Migami and BBV agree that if such Party becomes aware of any fact or circumstance that is reasonably likely to prevent the Merger from qualifying as a reorganization described in Section 368(a) of the Code, it will promptly notify the other Party in writing of such fact or circumstance.  Each of Migami and BBV will comply with all reporting and record-keeping obligations set forth in the Code and the Department of Treasury regulations that are consistent with the Merger qualifying as a “reorganization” under the provisions of Section 368(a) of the Code. Notwithstanding the foregoing or anything else to the contrary contained in this Agreement, the Parties acknowledge and agree that no Party is making any representation or warranty as to the qualification of the Merger as a reorganization under Section 368 of the Code or as to the effect, if any, that any transaction consummated prior to the Closing Date has or may have on any such reorganization status.  The Parties acknowledge and agree that each: (i) has had the opportunity to obtain independent legal and Tax advice with respect to the transaction contemplated by this Agreement, and (ii) is responsible for paying its own Taxes, including without limitation, any adverse Tax consequences that may result if the transaction contemplated by this Agreement is not determined to qualify as a reorganization under Section 368 of the Code.

ARTICLE VI

CONDITIONS

6.1         Conditions to Each Party’s Obligations.  The obligations of each Party to consummate the Merger shall be subject to the satisfaction or waiver (where permissible), at or prior to the Effective Time, of the following conditions:

(a)           BBV Stockholder Approval.

(i)           The Required BBV Vote with respect to the Stockholder Matters as set forth in the Proxy Statement shall have been obtained in accordance with the Laws of the Republic of the Marshall Islands, and

(ii)          The stockholders of BBV holding thirty percent (30%) or more of the shares of BBV Common Stock sold in BBV’s initial public offering on a cumulative basis shall not have (a) voted against the proposal to extend the Company’s existence at a special meeting of BBV stockholders held on February 12, 2010 and exercised their right to convert such BBV Common Stock or (b) voted against the Merger, and in connection with such vote against in the case of either (a) or (b), exercised their redemption rights under BBV’s Articles of Incorporation, as amended, to convert their shares of BBV Common Stock into their pro rata portion of the Trust Account.

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(b)           Warrantholder Proposal and Warrant Restructure.  BBV shall have received the Required Warrantholder Vote to allow for the amendment of the Warrant Agreement to reflect the Warrant Restructure.

(c)           Antitrust Laws.  If applicable, the required waiting period (and any extension thereof) under any Antitrust Laws, if any, shall have expired or been terminated.

(d)           Requisite Regulatory Approvals and Consents.  The Requisite Regulatory Approvals and all Consents from third parties required in connection with the transactions contemplated by this Agreement shall have been obtained or made.

(e)           No Law or Order.  No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) or Order that is then in effect and has the effect of making the Merger illegal or otherwise preventing or prohibiting consummation of the Merger.

(f)           Updating of Disclosure Schedules.  Final versions of BBV Disclosure Schedules and Migami Disclosure Schedules shall have been delivered by the appropriate Party to the other Parties hereto and such schedules shall have been certified as the final, true, correct and complete schedules of such Party.

(g)           Litigation.  There shall be no pending Action against any Party or any of its Affiliates, or any of their respective properties or assets, or any officer, director, partner, member or manager, in his or her capacity as such, of any Party or any of their Affiliates not disclosed on any Disclosure Schedule hereto, with respect to the consummation of the Merger or the transactions contemplated thereby which could reasonably be expected to have a Material Adverse Effect.

(h)           Amended and Restated Bylaws.  BBV’s Board of Directors shall have amended and restated the bylaws of BBV to a customary form of bylaws acceptable to Migami.

(i)           Listing on OTCBB.  The BBV Common Stock and Warrants shall remain quoted on the OTCBB or listed on a national exchange as of the Closing Date.

6.2           Conditions to Obligations of BBV.  The obligations of BBV and BBV Sub to consummate the Merger are subject to the satisfaction or waiver by BBV, at or prior to the Effective Time, of the following additional conditions:

(a)           Representations and Warranties.  Each of the representations and warranties of Migami and Migami Sub set forth in this Agreement that are qualified by materiality shall be true and correct and those not so qualified shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time as though made as of the Effective Time (except to the extent that any of such representations and warranties expressly speaks only as of an earlier date).

(b)           Agreements and Covenants.  Migami and Migami Sub shall have performed, in all material respects, all of its obligations and complied with, in all material respects, all of its agreements and covenants to be performed or complied with by it under this Agreement at or prior to the Effective Time.

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(c)           Officer Certificate.  Migami shall have delivered to BBV a certificate, dated the Closing Date, signed by the chief executive officer or chief financial officer of Migami, certifying in such capacity as to the satisfaction of the conditions specified in Sections 6.2(a), (b) and (e).

(d)           Secretary’s Certificate.  Migami shall have delivered to BBV a true copy of the resolutions of the Board of Directors of Migami authorizing the execution of this Agreement and the consummation of the Merger and transactions contemplated herein, certified by the Secretary of Migami or similar officer.

(e)           Material Adverse Effect.  No Material Adverse Effect shall have occurred with respect to Migami’s or its Subsidiaries’ business since the date of this Agreement.

(f)           Legal Opinion.  BBV shall have received an opinion of Migami’s counsel, Ellenoff Grossman & Schole LLP, in form and substance to be agreed upon by the Parties and their respective counsel, addressed to BBV, and dated as of the Closing Date.

(g)           Fairness Opinion.  BBV shall have received a fairness opinion from Caris & Company, Inc. in a form reasonably acceptable to BBV, stating the Merger Consideration to be paid by BBV is fair, from a financial point of view, to the stockholders of Migami.

6.3           Conditions to Obligations of Migami.  The obligations of Migami and Migami Sub to consummate the Merger are subject to the satisfaction or waiver by Migami, at or prior to the Effective Time, of the following additional conditions:

(a)           Representations and Warranties.  Each of the representations and warranties of BBV and BBV Sub set forth in this Agreement that are qualified by materiality shall be true and correct and those not so qualified shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time as though made as of the Effective Time (except to the extent that any of such representations and warranties expressly speaks only as of an earlier date).

(b)           Agreements and Covenants.  Each of BBV and BBV Sub shall have performed, in all material respects, their respective obligations and complied with, in all material respects, their respective agreements and covenants to be performed or complied with by it under this Agreement at or prior to the Effective Time, including, without limitation, the resignation from the Board of Directors of BBV of those persons currently on the Board of Directors of BBV who are not named as directors following the Effective Time in the Proxy Statement.

(c)           Officer Certificate.  BBV shall have delivered to Migami a certificate, dated the Closing Date, signed by the chief executive officer or chief financial officer of BBV, certifying in such capacity as to the satisfaction of the conditions specified in Sections 6.3(a), (b) and (e).

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(d)           Secretary’s Certificate.  BBV shall have delivered to Migami a true copy of the resolutions of the Board of Directors of BBV authorizing the execution of this Agreement and the consummation of the Merger and transactions contemplated herein, certified by the Secretary of BBV or similar officer.

(e)           Material Adverse Effect.  No Material Adverse Effect shall have occurred with respect to BBV’s business since the date of this Agreement.

(f)           Legal Opinion.  Migami shall have received opinions of BBV’s and BBV Subs’ counsel, Loeb & Loeb LLP, in form and substance to be agreed upon by the Parties and their respective counsel, addressed to Migami, and dated as of the Closing Date.

(g)           Intentionally Omitted.

(h)           Termination of BBV Affiliate Transactions.  Except as set forth on Section 6.3(h) of BBV Disclosure Schedules, BBV shall have terminated all contracts and arrangements related to BBV Affiliate Transactions.

(i)           Resignation of BBV Officers and Directors.  Except for those executive officers and directors continuing in their capacities after the Effective Time as set forth in the Proxy Statement, each executive officer and director of BBV shall have tendered his or her resignation effective as of the Effective Time.

(j)           No Change in BBV Capitalization.  Except for: (i) any change in the outstanding number of Warrants resulting from the Warrant Restructure, if any, (ii) any change in the outstanding number of shares of BBV Common Stock or Warrants resulting from any repurchase, redemption, restructure, exchange or conversion of BBV Common Stock and/or Warrants by BBV as contemplated herein and in the Proxy Statement, (iii) any issuances of BBV Common Stock pursuant to the Stock Purchase Agreements and/or Escrow Agreement, (iv) any issuances of BBV Common Stock to Bulldog Investors pursuant to that certain Purchase Agreement by and between Bulldog Investors, Centurion Credit Funding LLC and Migami dated February 9, 2010, and (v) the transaction contemplated hereby, by the buyout or otherwise disclosed in the Proxy Statement, there shall have been no change in the number of authorized, issued and outstanding BBV Common Stock, Warrants and Units from the date of this Agreement until Closing.

(k)           BBV Financials.  BBV shall have filed with the SEC all financial statements that are required pursuant to Regulation S-X and the General Rules and Regulations of the Exchange Act.

(l)           Amendment to Registration Rights Agreement.  The Registration Rights Agreement, dated February 13, 2008 by and between BBV and the other parties thereto (the “Registration Rights Agreement”) shall have been amended to: (i) add Vision Fair Ltd., as the holder of 1,873,684 founder warrants purchased in a private placement at the time of BBV’s initial public offering (as described in the Prospectus) and 293,750 shares of BBV Common Stock and (ii) provide that Vision Fair Ltd. will have one (1) demand and unlimited “piggy-back” registrations with respect to the registrable securities covered by the Registration Rights Agreement.

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6.4           Frustration of Conditions.  Notwithstanding anything contained herein to the contrary, neither BBV nor Migami may rely on the failure of any condition set forth in this Article VI to be satisfied if such failure was caused by the action or inaction of such Party or its Affiliates.

ARTICLE VII

TERMINATION AND ABANDONMENT

7.1           Termination.  This Agreement may be terminated and the Merger and the other transactions contemplated hereby may be abandoned at any time prior to the Effective Time, notwithstanding any approval of the matters presented in connection with the Merger by the stockholders of BBV and the stockholders of Migami, as follows:

(a)           by mutual written consent of Migami and BBV, as duly authorized by the Board of Directors of BBV and the Board of Directors of Migami;

(b)           by written notice by either BBV or Migami if the Closing conditions set forth in Section 6.1 have not been satisfied by Migami or BBV, as the case may be (or waived by BBV or Migami as the case may be) by April 19, 2010.  Notwithstanding the foregoing, the right to terminate this Agreement under this Section 7.1(b) shall not be available to any Party whose action or inaction is the primary cause of, or resulted in, any such condition set forth in Section 6.1 to fail to be fulfilled;

(c)           by written notice by either BBV or Migami, if any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Order or Law that is, in each case, then in effect and is final and non-appealable and has the effect of permanently restraining, enjoining or otherwise preventing or prohibiting the transactions contemplated by this Agreement (including the Merger); provided, however, the right to terminate this Agreement under this Section 7.1(c) shall not be available to any Party whose failure to fulfill any obligation under this Agreement has been the primary cause of, or resulted in, any such Order or Law to have been enacted, issued, promulgated, enforced or entered;

(d)           by written notice by BBV, if: (i) (A) subject to updating of the Migami Disclosure Schedules as provided for herein, there has been a breach by Migami or Migami Sub of any of its material representations, warranties, covenants or agreements contained in this Agreement, or (B) if Centurion Credit Funding LLC exercises its right, upon breach by Migami of its payment obligations under the Stock Purchase Agreements, to cause BBV to repurchase the shares of BBV Common Stock owned by Centurion Credit Funding LLC, and (ii) the breach or inaccuracy is incapable of being cured prior to the Closing or is not cured within ten (10) days of notice of such breach or inaccuracy;

(e)           by written notice by Migami, if: (i) there has been a breach by BBV or BBV Sub of any of its material representations, warranties, covenants or agreements contained in this Agreement, or if any material representation or warranty of BBV or BBV Sub shall have become untrue or inaccurate, and (ii) the breach or inaccuracy is incapable of being cured prior to the Closing or is not cured within ten (10) days of notice of such breach or inaccuracy;

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(f)           by written notice by BBV if the Closing conditions set forth in Section 6.2, other than Sections 6.2(a) and 6.2(b) (which are addressed by Section 7.1(d)), have not been satisfied by Migami (or waived by BBV) by February 8, 2011. Notwithstanding the foregoing, the right to terminate this Agreement under this Section 7.1(f) shall not be available to BBV if BBV is in material breach of any representation, warranty or covenant contained in this Agreement, and such breach has primarily caused the Closing conditions set forth in Section 6.2 to not be satisfied; or

(g)           by written notice by Migami if the Closing conditions set forth in Section 6.3, other than Sections 6.3(a) and 6.3(b) (which are addressed by Section 7.1(e)), have not been satisfied by BBV (or waived by Migami) by April 19, 2010.  Notwithstanding the foregoing, the right to terminate this Agreement under this Section 7.1(g) shall not be available to Migami if Migami is in material breach of any representation, warranty or covenant contained in this Agreement, and such breach has primarily caused the Closing conditions set forth in Section 6.3 to not be satisfied.

(h)           by written notice by BBV if there has been a Material (as defined below) change in the Final Migami Disclosure Schedules from the Initial Migami Disclosure Schedules.

(i)           by written notice by BBV if there has been a Material (as defined below) change in the Final Migami Financials from the Initial Migami Financials.

For purposes of BBV being able to exercise its termination rights under Sections 7.1(h) and (i) of this Agreement, the term “Material”) shall specifically mean the disclosure of any occurrence, state of facts, change, event, effect or circumstance that, individually or in the aggregate, has, or would reasonably be expected to have, a material adverse effect on the assets, liabilities, business, results of operations or financial condition of Migami and its Subsidiaries, taken as a whole.

7.2           Effect of Termination.  In the event of the termination of this Agreement pursuant to Section 7.1, this Agreement shall forthwith become void, and there shall be no liability on the part of any Party or any of their respective Affiliates or the directors, officers, partners, members, managers, employees, agents or other representatives of any of them, and all rights and obligations of each Party shall cease, except: (i) as set forth in Section 4.2(c), this Section 7.2 and in Section 7.3 and (ii) nothing herein shall relieve any Party from liability for any gross negligence, willful misconduct or fraud prior to termination.  Without limiting the foregoing, the Parties’ sole right with respect to any breach of any representation, warranty, covenant or other agreement contained in this Agreement by another Party or with respect to the transactions contemplated by this Agreement shall be the right, if applicable, to terminate this Agreement pursuant to Section 7.1.  This Section 7.2 and Section 7.3 shall survive the termination of this Agreement.

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7.3           Fees and Expenses.  Except as otherwise set forth in this Agreement, all Expenses (as defined herein) incurred in connection with this Agreement and the transactions contemplated hereby, if accrued prior to January 1, 2010 shall be paid by the Party incurring such Expenses, whether or not the Merger or any other related transaction is consummated. All Expenses incurred in connection with this Agreement and the transactions contemplated hereby incurred on or after January 1, 2010 shall be paid by Migami, whether or not the Merger or any other related transaction is consummated. Upon the Closing, Migami shall pay for any unpaid Expenses incurred by Migami, Migami Sub, BBV and BBV Sub accrued after January 1, 2010 in connection with the Merger. Migami shall promptly pay its Expense obligations under this Section 7.3 either by advancing them directly to the relevant payment obligees or by paying such Expenses on an ongoing basis. If the Merger does not close, Migami will pay all Expenses within 15 business days of the termination of this Agreement.  Each Party shall, upon the request of the other Party, disclose the costs that such Party has incurred or anticipates to incur with respect to the Merger and the transactions contemplated herein.  As used in this Agreement, “Expenses” means all reasonable out-of-pocket expenses (including all reasonable fees and expenses of counsel, accountants, investment bankers, financing sources, experts and consultants to a Party and its Affiliates) incurred by a Party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution or performance of this Agreement, the preparation, printing, filing or mailing of the Proxy Statement, the solicitation of the Required BBV Vote and all other matters related to the consummation of the Merger, including, for avoidance of doubt, payments to Centurion Credit Funding LLC, Whitestar LLC, Victory Park Credit Opportunities Master Fund, Ltd. (c/o Victory Park Capital Advisors, LLC) and  Victory Park Special Situations Master Fund, Ltd. (c/o Victory Park Capital Advisors, LLC) on a pro rata basis for the payment or repayment of all costs, fees, expenses, indemnities, principal, interest, and all other sums of any nature whatsoever owed by John Park, Migami or the Company pursuant to that certain Stock Purchase Agreements made as of the 8th day of February, 2010 among the Company, Migami and Centurion Credit Funding LLC, Whitestar LLC, Victory Park Credit Opportunities Master Fund, Ltd. and  Victory Park Special Situations Master Fund, Ltd.

7.4           Amendment.  This Agreement may be amended by the Parties hereto by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time.  This Agreement may only be amended pursuant to a written agreement signed by all of the Parties hereto.

7.5           Waiver.  At any time prior to the Effective Time, subject to applicable Law, any Party hereto may in its sole discretion: (a) extend the time for the performance of any obligation or other act of any other Party hereto, (b) waive any inaccuracy in the representations and warranties by such other Party contained herein or in any document delivered pursuant hereto and (c) waive compliance by such other Party with any agreement or condition contained herein.  Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party or Parties to be bound thereby.  Notwithstanding the foregoing, no failure or delay by the Parties in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

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ARTICLE VIII

TRUST FUND WAIVER

8.1           Trust Account Waiver.  Reference is made to the final prospectus of BBV, dated February 8, 2008 (the “Prospectus“).  Migami understands that, except for a portion of the interest earned on the amounts held in the Trust Account, BBV may disburse monies from the Trust Account only: (a) to its public stockholders in the event of the redemption of their shares or the dissolution and liquidation of BBV, (b) to BBV and the underwriters listed in the Prospectus (with respect to such underwriters’ deferred underwriting compensation only) after BBV consummates a business combination (as described in the Prospectus) or (c) as consideration to the sellers of a target business with which BBV completes a business combination.  Migami and Migami Sub agree that each of Migami and Migami Sub does not now have, and shall not at any time prior to the Closing have, any claim to, or make any claim against, the Trust Account or any asset contained therein, regardless of whether such claim arises as a result of, in connection with or relating in any way to, the business relationship between Migami and Migami Sub, on the one hand, and BBV and/or BBV Sub, on the other hand, this Agreement, or any other agreement or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability.  Migami and Migami Sub each hereby irrevocably waives any and all claims it may have, now or in the future (in each case, however, prior to the consummation of a business combination), and will not seek recourse against, the Trust Account for any reason whatsoever in respect thereof.  To the extent Migami (or Migami Sub) commences any action or proceeding based upon, in connection with, relating to or arising out of any matter relating to BBV or BBV Sub, which proceeding seeks, in whole or in part, monetary relief against BBV or BBV Sub, Migami and Migami Sub each hereby acknowledges and agrees its sole remedy shall be against funds held outside of the Trust Account and that such claim shall not permit Migami, or Migami Sub, (or any party claiming on Migami’s or Migami Sub’s behalf or in lieu of Migami or Migami Sub) to have any claim against the Trust Account or any amounts contained therein.  This Section 8.1 shall not limit any covenant or agreement of the Parties that by its terms contemplates performance after the Effective Time.

ARTICLE IX

MISCELLANEOUS

9.1           Survival.  Any covenant that by its terms contemplates performance after the Effective Time shall survive beyond the Closing Date, and the representations and warranties contained herein shall survive for a period of one year from the Closing Date.

9.2           Notices.  All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered in person, by facsimile, receipt confirmed, or on the next Business Day (as defined herein) when sent by reliable overnight courier to the respective Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

(i)            if to Migami or Migami Sub, to:

Migami, Inc.
6320 Canoga Ave., Suite 1430
Woodland Hills, California 91367
Attention:  John Park
Facsimile: (818) 346-6307

with a copy to (but which shall not constitute notice to Migami):

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Ellenoff Grossman & Schole LLP
150 East 42nd Street
New York, New York 10017
Attention:  Barry I. Grossman, Esq.
Facsimile: (212) 370-7889

(ii)          if to BBV or BBV Sub, to:

BBV VIETNAM S.E.A. ACQUISITION CORP.
61 Hue Lane, Hai Ba Trung District
Hanoi, Vietnam
Attention: Eric M. Zachs or Nguyen Thi Quynh Anh
Fax Number: 84-497-64118

with a copy to (but which shall not constitute notice to BBV or BBV Sub):

Loeb & Loeb LLP
345 Park Avenue
New York, NY 10154
Attention:  Mitchell Nussbaum, Esq.
Facsimile: (212) 407-4990

9.3          Binding Effect; Assignment.  This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and permitted assigns.  This Agreement shall not be assigned by operation of Law or otherwise without the prior written consent of the other Parties, and any assignment without such consent shall be null and void.

9.4          Governing Law; Jurisdiction.  This Agreement shall be governed by, construed and enforced in accordance with the Laws of the State of Delaware without regard to the conflict of laws principles thereof.  All Actions arising out of or relating to this Agreement shall be heard and determined exclusively in the Supreme Court of the State of New York, New York County, or in the United States District Court for the Southern District of New York.  The Parties hereby: (a) submit to the exclusive jurisdiction of the Supreme Court of the State of New York, New York County, or in the United States District Court for the Southern District of New York for the purpose of any Action arising out of or relating to this Agreement brought by any Party and (b) irrevocably waive, and agree not to assert by way of motion, defense or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the transactions contemplated hereby may not be enforced in or by any of the above-named courts.  Each of the Parties agrees that a final judgment in any action or proceeding with respect to which all appeals have been taken or waived, shall be conclusive and may be enforced in any other jurisdiction by suit on the judgment or in any other manner provided by Law.  Each of the Parties irrevocably consents to the service of the summons and complaint and any other process in any other action or proceeding relating to the transactions contemplated by this Agreement, on behalf of itself or its property, by personal delivery of copies of such process to such Party.  Nothing in this Section 9.4 shall affect the right of any Party to serve legal process in any other manner permitted by Law.

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9.5           Waiver of Jury Trial.  Each of the Parties hereby waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any Action directly or indirectly arising out of, under or in connection with this Agreement or the transactions contemplated hereby.  Each of the Parties: (a) certifies that no representative, agent or attorney of any other Party has represented, expressly or otherwise, that such other Party would not, in the event of any Action, seek to enforce the foregoing waiver and (b) acknowledges that it and the other Parties have been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 9.5.

9.6           Counterparts.  This Agreement may be executed and delivered (including by facsimile or electronic transmission) in one (1) or more counterparts, and by the different Parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

9.7           Interpretation.  The article and section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the Parties and shall not in any way affect the meaning or interpretation of this Agreement.  As used in this Agreement: (a) the term “Person“ shall mean and include an individual, a partnership, a joint venture, a corporation, a limited liability company, a trust, an association, an unincorporated organization, a Governmental Authority and any other entity, (b) unless otherwise specified herein, the term “Affiliate,” with respect to any Person, shall mean and include any Person or Persons, directly or indirectly, through one (1) or more intermediaries controlling, controlled by or under common control with such Person, (c) the term “Knowledge,” when used with respect to the referenced Person, shall mean the actual knowledge, after reasonable inquiry of the matters presented (with reference to what is customary and prudent for the applicable individuals in connection with the discharge by the applicable individuals of their duties and (d) the term “Business Day“ means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings, or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized to close in the City of New York.  Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”  The words “hereof,” “herein,” “hereby” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  The Parties have participated jointly in the negotiation and drafting of this Agreement.  Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

9.8           Entire Agreement.  This Agreement and the agreements, documents or instruments referred to herein, including any exhibits and schedules attached hereto and the disclosure schedules referred to herein, which exhibits, schedules and disclosure schedules are incorporated herein by reference, embody the entire agreement and understanding of the Parties in respect of the subject matter contained herein.  There are no restrictions, promises, representations, warranties, covenants or undertakings, other than those expressly set forth or referred to herein.  This Agreement and such other agreements supersede all prior agreements and understandings among the Parties with respect to such subject matter.

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9.9           Severability.  In case any provision in this Agreement shall be held invalid, illegal or unenforceable in a jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the Merger be consummated as originally contemplated to the fullest extent possible.

9.10         Specific Performance.  The Parties agree that irreparable damage would occur in the event any of the provisions of this Agreement were not performed by any Party in accordance with their specific terms or were otherwise breached.  Accordingly, the Parties further agree that prior to the termination of this Agreement pursuant to Article VII, each Party shall be entitled to seek an injunction or restraining order to prevent breaches of this Agreement and to seek to enforce specifically the terms and provisions hereof, this being in addition to any other right or remedy to which such Party may be entitled under this Agreement, whether at law or in equity.

9.11        Third Parties.  Nothing contained in this Agreement or in any instrument or document executed by any Party in connection with the transactions contemplated hereby shall create any rights in, or be deemed to have been executed for the benefit of, any Person that is not a party hereto or thereto or a successor or permitted assign of such a Party.

9.12        Headings.  The headings herein are inserted for convenience of reference only and are not intended to be part of, or to affect the meaning or interpretation of, this Agreement.

[Signature Page Follows]

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IN WITNESS WHEREOF, the Parties hereto have caused this Merger Agreement and Plan of Reorganization to be signed and delivered by their respective duly authorized officers as of the date first above written.

BBV VIETNAM S.E.A. ACQUISITION CORPORATION

By:	/s/ Eric Zachs
Name: Eric Zachs
Title: President

BBV SUB, INC.

By:	/s/ Eric Zachs
Name: Eric Zachs
Title: President

MIGAMI, INC.

By:	/s/ John Park
Name: John Park
Title: Chief Executive Officer

PHARMANITE, INC.

By:	/s/ John Park
Name: John Park
Title: Chief Executive Officer

[SIGNATURE PAGE TO MERGER AGREEMENT AND PLAN OF
REORGANIZATION]

Annex II - Second Amended and Restated Certificate of Incorporation of BBV

SECOND AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF
BBV VIETNAM S.E.A. ACQUISITION CORP.

Pursuant to Sections 90 and 93 of the
Business Corporations Act of the Associations Law
of the Republic of the Marshall Islands

BBV Vietnam S.E.A. Acquisition Corp., a corporation (the “Corporation”) organized and existing under the provisions of the Business Corporation Act of the Associations Law of the Republic of the Marshall Islands (the “BCA”), for the purpose of amending and restating its articles of incorporation, hereby certifies as follows:

1.
The Corporation’s articles of incorporation were filed with the Registrar of Corporations of the Republic of the Marshall Islands on August 8, 2007. The articles of incorporation were amended on October 12, 2007, to change the name of the Corporation from “BBV Vietnam Acquisition Corp.” to “BBV Vietnam S.E.A. Acquisition Corp.” The articles of incorporation were amended and restated on February __, 2008 (as amended, the “Articles of Incorporation”).

2.
This second amendment and restatement of the Articles of Incorporation (the “Second Amended and Restated Articles of Incorporation”), in the form attached as Exhibit A, has been duly adopted and authorized, pursuant to the provisions of the BCA, by all necessary corporate action by the Corporation.

3.
Immediately upon filing the Second Amended and Restated Articles of Incorporation, the text of the entire Articles of Incorporation is hereby amended and restated to read in full as set forth in Exhibit A.

IN WITNESS WHEREOF, the Corporation has caused this Second Amended and Restated Certificate of Incorporation to be executed by its President on this ___.day of 2010.

BBV VIETNAM S.E.A. ACQUISITION CORP.
By:
Name: Title:

Exhibit A

SECOND AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF
PHARMANITE HOLDINGS, INC.

FIRST: The name of the Corporation is Pharmanite Holdings, Inc.

SECOND: The registered office of the Corporation is located at Trust Company Complex, Ajeltake Island, P.O. Box 1405, Majuro, Marshall Islands, MH 96960. The name of its registered agent at the address is the Trust Company of the Marshall Islands, Inc.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the BCA.

FOURTH: The Corporation is authorized to issue a total of 101,000,000 shares, consisting of two classes of shares, designated “Common Stock” and “Preferred Stock.” The total number of shares of Common Stock the Corporation is authorized to issue is 100,000,000, with a par value of $0.0001 per share. The total number of shares of Preferred Stock the Corporation is authorized to issue is 1,000,000, with a par value of $0.0001 per share.

A.
Preferred Stock. The Corporation’s board of directors (the “Board of Directors”) is expressly granted authority to issue shares of Preferred Stock, in one or more series and without shareholder approval. The Board of Directors may fix for each series it is authorized to issue such voting rights, full or limited, and such designations, powers, preferences and relative participating, optional or other special rights and any qualifications, limitations or restrictions thereof as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issue of such series (a “Preferred Stock Designation”) and as may be permitted by the BCA. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all of the then outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, without a separate vote of the holders of the Preferred Stock, or any series thereof, unless a vote of any such holders is required to take such action pursuant to any Preferred Stock Designation.

B.
Common Stock. Except as otherwise required by law or as otherwise provided in any Preferred Stock Designation, the holders of Common Stock shall possess exclusively all voting power, and each share of Common Stock shall have one vote.

FIFTH: The following provisions are inserted for the management of the business and for the conduct of the affairs of the Corporation, and for further definition, limitation and regulation of the powers of the Corporation and of its Board of Directors and shareholders:

A.
All directors shall hold office until the expiration of their respective terms of office and until their successors shall have been elected and qualified. A director elected to fill a vacancy resulting from the death, resignation or removal of a director shall serve for the remainder of the full term of the director whose death, resignation or removal shall have created such vacancy and until his successor shall have been elected and qualified. Except as the BCA may otherwise require, in the interim between annual meetings of shareholders or special meetings of shareholders called for the election of directors and/or the removal of one or more directors and the filling of any vacancy in that connection, newly created directorships and any vacancies in the Board of Directors, including unfilled vacancies resulting from the removal of directors for cause, may be filled by the vote of a majority of the remaining directors then in office, although less than a quorum (as defined in the Corporation’s bylaws), or by the sole remaining director.

B.
The number of directors of the Corporation shall be such as from time to time shall be fixed and determined by resolution of the Board of Directors. Election of directors need not be by ballot unless the bylaws so provide.

C.
The Board of Directors shall have powers without the assent or vote of the shareholders to make, alter, amend, change, add to or repeal the bylaws of the Corporation; to fix and vary the amount to be reserved for any proper purpose; to authorize and cause to be executed mortgages and liens upon all or any part of the property of the Corporation; to determine the use and disposition of any surplus or net profits; and to fix the times for the declaration and payment of dividends.

D.
The Board of Directors, in its discretion, may submit any contract or act for approval or ratification at any annual meeting of the shareholders or at any meeting of the shareholders called for the purpose of considering any such act or contract, and any contract or act that shall be approved or be ratified by the vote of the holders of a majority of the shares of the Corporation which is represented in person or by proxy at such meeting and entitled to vote at such meeting (provided that a lawful quorum of shareholders be there represented in person or by proxy) shall be valid and binding upon the Corporation and upon all the shareholders as though it had been approved or ratified by every shareholder of the Corporation, whether or not the contract or act would otherwise be open to legal attack because of any director’s interest or for any other reason.

E.
In addition to the powers and authorities granted hereby or by statute expressly conferred upon them, the Board of Directors is hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation; subject, nevertheless, to the provisions of the statutes of Republic of the Marshall Islands, these Second Amended and Restated Articles of Incorporation and to its bylaws; provided, however, that no bylaws so made shall invalidate any prior act of the directors which would have been valid if such bylaw had not been made.

SIXTH: The following paragraphs shall apply with respect to liability and indemnification of officers and directors:

A.
No director of this Corporation shall be personally liable to the Corporation or its shareholders for monetary damages for breach of fiduciary duty as a director except to the extent that exemption from liability or limitation thereof is not permitted under the BCA as in effect at the time such liability or limitation thereof is determined. No amendment, modification or repeal of this Article shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment, modification or repeal. If, after approval by the shareholders of this Article to authorize corporate action, the BCA is amended to further eliminate or limit the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the BCA, as so amended.

B.
The Corporation shall, to the fullest extent permitted by the BCA, as the same may be amended and supplemented from time to time, indemnify and advance expenses to (i) its directors and officers and (ii) any person who, at the request of the Corporation, is or was serving as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, from and against any and all of the expenses, liabilities or other matters referred to in or covered by said section as amended or supplemented (or any successor); provided, however, that, except with respect to proceedings to enforce rights to indemnification, the bylaws of the Corporation may provide that the Corporation shall indemnify any director, officer or such person in connection with a proceeding (or part thereof) initiated by such director, officer or such person only if such proceeding (or part thereof) was authorized by the Board of Directors. The Corporation, by action of its Board of Directors, may provide indemnification or advance expenses to employees and agents of the Corporation or other persons only on such terms and conditions and to the extent determined by the Board of Directors in its sole and absolute discretion. The indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in their official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

SEVENTH: The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Second Amended and Restated Articles of Incorporation in the manner now or hereafter prescribed by law, and all rights and powers conferred herein on shareholders, directors and officers are subject to this reserved power.

(Remainder of page intentionally left blank. Signature page to follow.)

IN WITNESS WHEREOF, the Corporation has caused this Second Amended and Restated Articles of Incorporation to be signed by its President and Secretary as of this ___ day of April, 2010.

PHARMANITE HOLDINGS, INC.

By:	/s/ John Park
John Park, Chief Executive Officer

Annex III - Opinion of Caris & Company, Inc.

March 27, 2010

STRICTLY PRIVATE AND CONFIDENTIAL

The Board of Directors
BBV Vietnam Acquisition Corp.
61 Hue lane
HaiBa Trung District
Hanoi, Vietnam

Members of the Board:

Pursuant to a Merger Agreement and Plan of Reorganization, dated as of February 27, 2010 (the “Agreement”), by and among BBV Vietnam S.E.A. Acquisition Corporation ("BBV"), BBV Sub, Inc., a wholly owned subsidiary of BBV (“BBV Sub”), Migami, Inc. (“Migami”) and Pharmanite, Inc., a wholly owned subsidiary of Migami (“Migami Sub”), you have requested our opinion as to whether the fair market value of Migami is at least equal to 80% of the amount in BBV’s trust account (excluding deferred underwriting discounts and commissions).

BBV is a special purpose acquisition company formed to effect a business combination with an operating entity. In furtherance of the transactions contemplated by the Agreement, immediately prior to and as a condition to the consummation of the Merger (as defined below), Migami, in its capacity as an operating entity, shall transfer all of its assets and liabilities of every nature whatsoever to Migami Sub. The Agreement provides, among other things, for the merger (the “Merger”) of Migami Sub with and into BBV Sub. Upon consummation of the Merger, the separate existence of BBV Sub shall thereupon cease, and Migami Sub, as the surviving company in the Merger, shall continue its corporate existence under the laws of the State of Delaware as a wholly-owned subsidiary of BBV. As a result of the Merger, all of the issued and outstanding Migami Sub Shares (as defined in the Agreement) will automatically be exchanged into the right of Migami to receive the Merger Consideration (as defined in the Agreement). The terms and conditions of the Merger are more fully set forth in the Agreement.

In arriving at our opinion, we have undertaken such review, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. We have, among other things:

(i)	reviewed the Agreement, a draft of the Proxy and certain other transaction-related documents, some of which were in draft form without final form provided to us;
(ii)	reviewed certain publicly available financial and other information about BBV and Migami;

(iii)
reviewed certain information furnished to us by Migami's management, including historical financial information, financial forecasts and analyses relating to the business, operations and prospects of Migami. The financial forecasts included a management case, a conservative management case, and a summary of the key assumptions. No financial statements for periods subsequent to September 30, 2009 have been provided to us;

(iv)
reviewed Migami's audited historical financial statements for the fiscal years ended December 31, 2006 and December 31, 2008, which incorporated financial information at and for the years ended December 31, 2005 through December 31, 2008. Each of Migami’s audited annual reports for December 31, 2006 and December 31, 2008 includes a “going concern” opinion from its auditor, noting that Migami has an accumulated deficit and a working capital deficit, which raises substantial doubt about its ability to continue as a going concern. We have assumed, with your approval, that Migami continues to be a going concern.

(v)	held several discussions with members of senior management of Migami concerning the operations, its history, its forecast and other matters deemed relevant to our analysis;
(vi)
reviewed the share trading price history for the Common Stock of both BBV and Migami. We note that while Migami's shares are publicly traded on the Pink Sheets, the shares are unlisted, and thinly traded; we have determined that Migami's share price is not necessarily indicative of its fair market value. Migami’s latest filing with the SEC was May 18, 2007 according to information on www.sec.gov.;

(vii)
reviewed the valuation multiples for certain publicly traded companies that we deemed relevant in lines of business similar to Migami. We note that certain information was derived from databases, including information on foreign companies, the accuracy of which could not be verified by us;

(viii)	compared the proposed financial terms of the Merger with the financial terms of certain other transactions that we deemed relevant;
(ix)
reviewed and compared the net value of BBV's trust account (excluding deferred underwriting discounts and commissions) as of the date hereof to determine whether the fair market value of Migami is at least equal to 80% of the such amount; and

(x)	conducted such other financial studies, analyses and investigations as we deemed appropriate.

For purposes of our opinion, you have advised us, and we assume, without independent verification, that the value of BBV's trust account (excluding deferred underwriting discounts and commissions) is $30.1 million.

2

In our review and analysis and in rendering this opinion, we have assumed and relied upon, but have not undertaken any responsibility to independently investigate or verify, the accuracy and completeness of the financial and other information that was supplied or otherwise made available to us by BBV or Migami or that was publicly available (including, without limitation, the information described above), or that was otherwise reviewed by us. In our review, we did not evaluate whether Migami has good title to its assets, obtain any independent evaluation or appraisal of any of Migami’s assets or liabilities, or conduct a physical inspection of any of the properties or facilities of Migami, nor have we been furnished with any such evaluations or appraisals of such physical inspections. We do we assume any responsibility to obtain any such evaluations or appraisals. We have not evaluated the solvency or fair market value of Migami under any foreign, state or federal laws relating to bankruptcy, insolvency or similar matters

With respect to the financial forecasts provided to and examined by us, we note that projecting future results of any company is inherently subject to uncertainty, and said financial forecasts were provided to us in a limited level of detail in terms of revenue or expense categories and support for assumptions. Migami has informed us and we have relied upon the assurances of the management of Migami that such financial forecasts were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Migami as to the future financial performance of Migami, and we have relied solely upon such financial forecasts prepared by the management of Migami. We express no opinion as to Migami's financial forecasts or the assumptions on which they are made.

Our opinion is based on economic, monetary, regulatory, market and other conditions existing and which can be evaluated as of the date hereof. We have made no independent investigation of any legal or accounting matters affecting BBV or Migami, and we have assumed the correctness in all respects material to our analysis of all legal and accounting advice given to BBV and its Board of Directors, including without limitation, advice as to the legal, accounting and tax consequences of the terms of, and transactions contemplated by, the Agreement to BBV and its stockholders. We have also assumed that in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on BBV, Migami or the contemplated benefits of the Merger. We have not made any independent analysis of any pending or threatened litigation, regulatory actions, unasserted claims or other contingent liabilities. We have assumed that the Merger will be consummated in accordance with applicable laws and pursuant to the terms of the Agreement, without material amendments thereto, in full satisfaction of all covenants and conditions, and without any material waiver thereof.

In addition, we were not requested to and did not provide advice concerning the structure, the specific amount of the Merger Consideration, or any other aspects of the Merger, or provide services other than the delivery of this opinion. We were not authorized to and did not solicit any expressions of interest from any other parties with respect to the purchase and sale of all or any part of BBV or Migami or any other alternative transaction. We did not participate in negotiations with respect to the terms of the Merger and related transactions. Consequently, we have assumed that such terms are the most beneficial terms from BBV's perspective that could under the circumstances be negotiated among the parties to such transactions, and no opinion is expressed whether any alternative transaction might result in terms and conditions more favorable to BBV or its stockholders than those contemplated by the Agreement.

3

It is understood that our opinion is for the use and benefit of the Board of Directors of BBV in its consideration of the Merger, and our opinion does not address the relative merits of the transactions contemplated by the Agreement as compared to any alternative transaction or other opportunities that might be available to BBV, nor does it address the underlying business decision by BBV to engage in the Merger or the terms of the Agreement or the documents referred to therein. Our opinion does not constitute a recommendation as to how any holder of shares of common stock of BBV should vote on the Merger or any matter related thereto. In addition, this opinion is limited to whether the fair market value of Migami is at least equal to 80% of the amount in BBV’s trust account (excluding deferred underwriting discounts and commissions) and does not address the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Merger. We express no opinion as to the price at which the shares of common stock of BBV or Migami will trade at any time.

We have been engaged by BBV in connection with the delivery of this opinion and will receive a fee for our services, a portion of which is payable upon the delivery of this opinion and the balance of which is payable upon the earliest to occur of the consummation of the Merger or June 30, 2010, or termination of our engagement letter with BBV. We will also be reimbursed for certain expenses incurred in connection with services provided under our engagement letter with BBV. Payment of our fees and reimbursement of our expenses are not contingent upon the consummation of the Merger. BBV has agreed to indemnify us against liabilities arising out of or in connection with the services rendered and to be rendered by us under such engagement. Migami has agreed to pay for certain of BBV’s expenses in connection with the Merger, including BBV’s obligations in connection with our engagement. In the ordinary course of our business, we and our affiliates may trade or hold securities of BBV or Migami for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions in those securities. In addition, we may seek to, in the future, provide financial advisory and financing services to BBV, Migami or entities that are affiliated with BBV or Migami, including BBV Sub, for which we would expect to receive compensation. Except as otherwise expressly provided in our engagement letter with BBV, our opinion may not be used or referred to by BBV, or quoted or disclosed to any person in any manner, without our prior written consent. We have not agreed or undertaken to reaffirm or revise this opinion or otherwise comment upon any event occurring after the date hereof and do not have any obligation to update, revise or reaffirm this opinion.

4

We have been retained by you solely for purposes of delivery of this opinion and do not represent you as financial advisor or otherwise with respect to the Merger. This opinion does not express an opinion about the fairness of the amount or nature of the compensation to any of BBV’s officers, directors, or employees relative to the compensation to the public shareholders of BBV. This opinion was reviewed and approved by a fairness committee comprised of senior-level managers of Caris & Company.

Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the fair market value of Migami is at least equal to 80% of the amount in BBV’s trust account (excluding deferred underwriting discounts and commissions).

Very truly yours,

CARIS & COMPANY, INC.

5

ANNEX IV

FORM OF PROXY CARD

BBV VIETNAM S.E.A. ACQUISITION CORP.

THIS PROXY IS BEING SOLICITED ON BEHALF OF OUR BOARD OF DIRECTORS

The undersigned stockholder of BBV Vietnam S.E.A. Acquisition Corp., a corporation organized under the laws of the Republic of the Marshall Islands (“BBV”), having read the notice of special meeting of stockholders and the definitive proxy statement, receipt of which are hereby acknowledged, revoking all prior proxies, hereby appoints each of Eric M. Zachs and Robert H. Lee with the full power and authority to act as proxy of the undersigned and with full power of substitution, to vote all of the shares of BBV common stock which the undersigned may be entitled to vote at the special meeting of stockholders of BBV to be held at the offices of Ellenoff Grossman & Schole LLP, 150 East 42nd Street, 11th Floor, New York, New York 10017 at 10:00 a.m. New York City time, on April 14, 2010, and at any adjournment or postponement thereof, on the matters set forth in this proxy and described in the definitive proxy statement, and in their discretion with respect to such other matters as may be properly brought before the meeting or any adjournments or postponements thereof:

1.
Proposal 1: The Merger Proposal — to approve the merger between Pharmanite and BBV Sub, with Pharmanite surviving as a wholly owned subsidiary of BBV, and the related transactions contemplated by the Merger Agreement.

☐ FOR	☐ AGAINST	☐ ABSTAIN

Only if you voted “AGAINST” Proposal No. 1 and you hold shares of BBV common stock issued in its initial public offering, you may exercise your redemption rights and demand that BBV redeem your shares of common stock into a pro rata portion of the BBV initial public offering trust account by marking the “Exercise Redemption Rights” box below. If you exercise your redemption rights, then you will be exchanging your shares of BBV common stock for cash and you will no longer own those shares. You will only be entitled to receive cash for those shares if the Transaction is completed and you continue to hold these shares through the effective time thereof, and you tender your stock certificate(s) in accordance with the delivery requirements discussed in the definitive proxy statement under the heading “Special Meeting of Stockholders — Redemption Rights.”

EXERCISE REDEMPTION RIGHTS ☐

2.
Proposal 2: The Name Change Proposal — to approve an amendment to BBV’s amended and restated articles of incorporation to change BBV’s corporate name to “Pharmanite Holdings, Inc.” The effectiveness of this proposal is conditioned upon approval of the Merger Proposal and will only be presented at the Special Meeting if the Merger Proposal is approved.

☐ FOR	☐ AGAINST	☐ ABSTAIN

3.
Proposal 3: The Increase in Authorized Proposal — to approve an amendment to BBV’s amended and restated articles of incorporation to increase the authorized capital from 51,000,000 to 101,000,000. The effectiveness of this proposal is conditioned upon approval of the Merger Proposal and will only be presented at the Special Meeting if the Merger Proposal is approved.

☐ FOR	☐ AGAINST	☐ ABSTAIN

4.
Proposal 4: The Elimination Proposals — to approve amendments to the Company’s amended and restated articles of incorporation. The effectiveness of these proposals is conditioned upon approval of the Merger Proposal and will only be presented at the Special Meeting if the Merger Proposal is approved.

(4A) to remove the provisions related to the Company’s status as a blank check company, including, among other things, the classification of the board of directors;

☐ FOR	☐ AGAINST	☐ ABSTAIN

(4B) to make the Company’s corporate existence, which currently terminates on February 13, 2011, perpetual;

☐ FOR	☐ AGAINST	☐ ABSTAIN

The effectiveness of Proposals 2, 3, 4a and 4b is conditioned upon approval of the Merger Proposal and will only be presented at the Special Meeting if the Merger Proposal is approved.

BBV’s Board of Directors believes each of the proposals are fair to, and in the best interests of, all of our stockholders, including those who acquired shares in our initial public offering. Accordingly, our Board of Directors unanimously recommends that you vote “FOR” Proposals 1, 2, 3, 4a and 4b.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED STOCKHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED “FOR” PROPOSALS 1, 2, 3, 4a and 4b.

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the special meeting or any adjournments thereof. If you wish to vote in accordance with our Board of Directors’ recommendations, just sign below. You need not mark any boxes.

Please sign your name exactly as your name appears herein. If the shares are owned by more than one person, all owners should sign. Persons signing as executors, administrators, trustees or in similar capacities should so indicate. If a corporation, please sign the full corporate name by the president or other authorized officer. If a partnership, please sign in the partnership name by an authorized person.

Dated: __________, 2010
Signature of Stockholder:
Signature of Stockholder (if held jointly):

PLEASE COMPLETE, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY TO
CONTINENTAL STOCK TRANSFER & TRUST COMPANY